As filed with the Securities and Exchange Commission on ~~July 27~~November 14, 2007

Registration Statement No. 333-135963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(Post -Effective Amendment No. ~~1~~2)

GRYPHON GOLD CORPORATION
(Name of small business issuer in its charter)

Nevada	1041	92-0185596
State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization	Classification Code Number)	Identification No.)

810-1130 West Pender Street
Vancouver, British Columbia Canada V6E 4A4
604-261-2229
(Address and telephone number of principal executive offices)

(same as principal executive offices)

(Address and telephone number of principal place of business)

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647
(303) 629-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __

Explanatory Note

The Registrant hereby files this post-effective amendment to its Registration Statement on Form SB-2 (No. 333-135963) as initially filed with the Securities and Exchange Commission on July 21, 2006, as amended July 31, 2007, to include financial statements related to the Registrant’s ~~audited financial statements for the year ended March 31, 2007 and to reflect information~~ recent acquisition as disclosed in the ~~registrant's annual report~~Registrant’s Current Report on Form ~~10-KSB for the fiscal year ended March 31, 2008, as~~8-K filed with the Securities and Exchange Commission on ~~June 21~~August 24, 2007~~,~~ and amended on ~~June 22~~October 25, 2007~~.~~ , and financial statements for the quarter ended September 30, 2007.

~~The Registrant has also updated the Selling Shareholder information, based on information provided to the Company as of the date of this filing.~~

Pursuant to Rule 429 of the Securities Act of 1933, as amended, this Registration Statement also serves as post-effective amendment number ~~two~~three to the Registration Statement on Form SB-2 (No. 333-127635) initially filed with the Securities and Exchange Commission on August 17, 2005, as ~~last~~ amended July 21, 2006, and July 31, 2007.

The Registrant previously paid registration fees of $1,811 in connection with the filing of the initial registration statement on Form SB-2 (No. 333-135963) filed with the Securities and Exchange Commission on July 21, 2006~~.~~ Additionally, the Registrant previously paid a registration fee in the amount of $3,502.33 in connection with the filing of the initial registration statement on Form SB-2 (No. 333-127635) filed with the Securities and Exchange Commission on August 17, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the Selling Security Holders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted~~.~~

.

PRELIMINARY PROSPECTUS

Subject To Completion: Dated ~~July 27~~November 14, 2007

Gryphon Gold Corporation

6,074,600 SHARES OF COMMON STOCK

This prospectus relates to the sale, transfer or distribution of up to 6,074,600 shares of the common stock, par value $0.001 per share, of Gryphon Gold Corporation by the selling shareholders described herein. The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders. We may receive proceeds from the exercise of the warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is quoted on the Toronto Stock Exchange (“TSX”) under the symbol “GGN” and on the ~~National Association of Securities Dealers~~Financial Industry Regulatory Authority Over the Counter Bulletin Board (“OTCBB~~”).~~ ”). On ~~July 25~~November 12, 2007, the closing sale price for our common stock was $0.~~88~~85 on the OTCBB and $0.~~85~~82 on the ~~TSX~~ TSX (converted from Cdn$0.~~89~~79 based on the noon buying rates in New York City for cable transfers payable in Canadian Dollars and certified for customs purposes by the Federal Reserve Bank of New York as of ~~July 25~~November 13, 2007 of Cdn.$1.~~0423~~00/US$1~~).~~

.0376).

Investing in our common stock involves risks. See “Risk Factors and Uncertainties” beginning on page ~~8~~9.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS ~~JULY 27~~NOVEMBER 14, 2007

TABLE OF CONTENTS

~~SUMMARY INFORMATION~~SUMMARY INFORMATION	~~1~~1
~~RISK FACTORS AND UNCERTAINTIES~~RISK FACTORS AND UNCERTAINTIES	~~8~~9
~~FORWARD-LOOKING STATEMENTS~~FORWARD-LOOKING STATEMENTS	~~17~~1
9
~~USE OF PROCEEDS~~USE OF PROCEEDS	~~18~~2
0
~~SELLING SHAREHOLDERS~~SELLING SHAREHOLDERS	~~18~~2
0
~~PLAN OF DISTRIBUTION~~PLAN OF DISTRIBUTION	~~29~~2
7
~~LEGAL PROCEEDINGS~~LEGAL PROCEEDINGS	~~30~~2
8
~~DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS~~DIRECTORS, EXECUTIVE	~~31~~2
OFFICERS, AND CONTROL PERSONS	9
~~SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND~~
~~MANAGEMENT~~SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND	~~34~~3
MANAGEMENT	1
~~DESCRIPTION OF SECURITIES~~DESCRIPTION OF SECURITIES	~~36~~3
2
~~INTEREST OF NAMED EXPERTS AND COUNSEL~~INTEREST OF NAMED EXPERTS AND	~~38~~3
COUNSEL	4
~~THE SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES~~THE	~~38~~3
SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	4
~~ORGANIZATION WITHIN LAST FIVE YEARS~~ORGANIZATION WITHIN LAST FIVE YEARS	~~38~~3

5
~~DESCRIPTION OF THE BUSINESS~~DESCRIPTION OF THE BUSINESS	~~38~~3
5
~~MANAGEMENT’S DISCUSSION AND ANALYSIS~~MANAGEMENT’S DISCUSSION AND	~~45~~4
ANALYSIS	1
~~DESCRIPTION OF PROPERTY~~DESCRIPTION OF PROPERTY	~~51~~5
0
~~CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS~~CERTAIN RELATIONSHIPS	~~76~~8
AND RELATED TRANSACTIONS	3

~~MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS~~MARKET FOR ~~77~~8

COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	4
~~EXECUTIVE COMPENSATION~~EXECUTIVE COMPENSATION	~~80~~8
7
~~FINANCIAL STATEMENTS~~FINANCIAL STATEMENTS	~~85~~9
2
~~CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND~~
~~FINANCIAL DISCLOSURE~~CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON	~~107~~
ACCOUNTING AND FINANCIAL DISCLOSURE	136
~~TRANSFER AGENT AND REGISTRAR~~TRANSFER AGENT AND REGISTRAR	~~107~~
136
~~LEGAL MATTERS~~LEGAL MATTERS	~~107~~
136
~~WHERE YOU CAN FIND MORE INFORMATION~~WHERE YOU CAN FIND MORE	~~107~~
INFORMATION	135
~~DEFINITIONS~~DEFINITIONS	~~108~~
137

SUMMARY INFORMATION

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors and Uncertainties” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Financial Information And Accounting Principles

In this prospectus all references to “$” or “dollars” mean the U.S. dollar, and unless otherwise indicated all currency amounts in this prospectus are stated in U.S. dollars. All references to “Cdn$” refer to the Canadian dollar. All financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are reported in U.S. dollars.

Exchange Rate Information

The following table sets forth, for each of the years indicated, the year end exchange rate, the average closing rate and the high and low closing exchange rates of one Canadian dollar in exchange for U.S. currency based on the noon buying rates in New York City for cable transfers payable in Canadian Dollars and certified for customs purposes by the Federal Reserve Bank of New York. On ~~July 25~~November 13, 2007, the closing rate was Cdn$1.00 equals United States $1.~~0423~~0376. For the purposes of this prospectus, U.S~~.~~ . dollars were converted into Canadian dollars at the rate of Cdn$1.~~00~~ 00 = US$1.~~0423~~0376, rounded to the nearest thousand dollars, as applicable. ~~On July 25, 2007, the closing rate was Cdn$1.00 equals United States $1.0423. For the purposes of this prospectus, U.S. dollars were converted into Canadian dollars at the rate of Cdn$1.00 = US$1.0423, rounded to the nearest thousand dollars, as applicable.~~

Calendar Year Ended	Fiscal Year
December 31	Ended
March 31

Low	0.8528	0.7853	0.8437	0.7853
Average	0.8818	0.8254	0.8787	0.8368
Year End	0.8582	0.8598	0.8673	0.8562
Metric Conversion Table
For ease of reference, the following conversion factors are provided:

Metric Unit	U.S. Measure		U.S. Measure	Metric Unit

1 hectare	2.471 acres		1 acre	0.4047 hectares
1 metre	3.2881 feet		1 foot	0.3048 metres
1 kilometre	0.621 miles		1 mile	1.609 kilometres
1 gram	0.032 troy oz.		1 troy ounce	31.1 grams
1 kilogram	2.205 pounds		1 pound	0.4541 kilograms
1 tonne	1.102 short tons		1 short ton	0.907 tonnes
1 gram/tonne	0.029 troy ozs./ton		1 troy ounce/ton	34.28 grams/tonne
1

The Offering

This is an offering of up to 6,074,600 shares of our common stock by certain selling shareholders.

~~Shares Offered By the Selling Shareholders~~ Shares Offered By the Selling Shareholders Offering Price Common Stock Outstanding as of ~~July 27~~November 14, 2007 Use of Proceeds

~~6,074,600 shares of common stock, $0.001 par value per share~~

6,074,600 shares of common stock, $0.001 par value per share

Determined at the time of sale by the selling shareholders

~~47,521~~57,161,395 shares

We will not receive any of the proceeds of the shares offered by the selling shareholders.

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.

Toronto Stock Exchange Symbol	GGN

The number of shares of our common stock that will be outstanding immediately after this offering includes ~~47,521~~57,161,395 shares of common stock outstanding as of ~~July 27~~November 14, 2007. This calculation excludes: ~~4,752,500~~6,252,000 shares of common stock issuable upon vested exercise of options outstanding as of ~~July 1~~November 14, 2007; 141,008 shares of common stock issuable upon exercise of pre-IPO warrants at an exercise price of $0.65;

5,000,000 shares of common stock acquirable upon exercise of Series E Warrants at

Cdn$1.10 for a period up to 12 months after the issuance date and thereafter at Cdn$1.35 until expiry~~;~~ .

85,050 shares of common stock acquirable upon exercise of Series F Warrants at Cdn$0.90 for a period of up to 12 months after the issuance date; ~~and 942,~~5,000 ~~shares of common stock available for future grant under our Omnibus Incentive Plan as of July~~ ,000 shares of common stock acquirable upon exercise of Series E Warrants at Cdn$1.00 for a period up to 12 months after the issuance date and thereafter at Cdn$1.25 until expiry; 265,050 shares of common stock acquirable upon exercise of warrants issued to agents at Cdn$0.83 for a period up to 9 months after the issuance date; 5,000,000 shares of common stock acquirable upon conversion of a $5,000,000 convertible note due March 30, 2010, assuming the current conversion rate of the note of $1.00 per share of common stock; and 942,500 shares of common stock available for future grant under our Omnibus Incentive Plan as of November 14, 2007.

2

Summary of Our Business

Gryphon Gold Corporation was formed under the laws of the State of Nevada on April 24, 2003.

Our principal business office, which also serves as our administrative and financing office, is located in Canada at Suite 810, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4, and our telephone number there is 604-261-2229.

We own 100% of the issued and outstanding shares of our operating ~~subsidiary~~subsidiaries, Borealis Mining Company~~.~~  and Gryphon Nevada Eagle Holding Company. Gryphon Nevada Eagle Holding Company owns 100% of the membership interests in Nevada Eagle Resources LLC. We have no other ~~subsidiary~~subsidiaries. Borealis Mining Company was formed under the laws of the State of Nevada on June 5, 2003, Gryphon Nevada Eagle Holding Company was formed under the laws of the State of Nevada on July 27, 2007, and Nevada Eagle Resources LLC was organized under the laws of the State of Nevada on April 28, 2005.

In July 2003, through our wholly-owned subsidiary Borealis Mining, we acquired from Golden Phoenix an option to earn up to a 70% joint venture interest in the mining lease for the Borealis Property (July 2003 Option and Joint Venture Agreement) by making qualified development expenditures on that property.

In October 2003, we engaged a mining consultant to develop a preliminary scoping study for the redevelopment of the Borealis Property.

During 2004, we completed drilling, technical and engineering work necessary to prepare a Plan of Operation in respect of the development of an open pit, heap leach mine on the Borealis Property. We submitted the Plan of Operation to the U.S. Forest Service on August 27, 2004, and we continue to work on satisfying all the requirements of the various approval agencies and completing all necessary reviews, including the approval of the Nevada Division of Environmental Protection. The principal mine operating permits were granted in 2006. A further discussion of operating permits and other governmental regulation concerns is described under the caption “Permitting,” below.

~~2~~

Following the course established by the recommendations in the preliminary scoping study, and based on additional geologic field work that was completed in 2004, we retained Ore Reserves Engineering, consulting resource modeling engineers, to complete an updated resource estimate model in accordance with National Instrument 43-101 of the Canadian Securities Administrators. In May 2005, Ore Reserves Engineering delivered the report titled Technical Report on the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada which we refer to as the “Technical Report.”

On January 10, 2005, Borealis Mining entered into a purchase agreement with Golden Phoenix which gave Borealis Mining the right to purchase the interest of Golden Phoenix in the Borealis Property for $1,400,000. Golden Phoenix transferred its interest in the Borealis Property to Borealis Mining on January 28, 2005. Borealis Mining paid $400,000 of the purchase price to Golden Phoenix upon closing of the purchase, and four additional quarterly payments of $250,000 were made to Golden Phoenix. With the final payment of $250,000 on January 24, 2006, Borealis Mining completed all the required payments under the purchase agreement and now has 100% control of the Borealis Property. A portion of the Borealis Property is subject to mining leases, as described under the caption “Borealis Property,” below.

As sole shareholder of Borealis Mining, we control all of the lease rights to a portion of the Borealis Property, subject to advance royalty, production royalty, and other payment obligations imposed by the lease. Our acquisition of the interest of Golden Phoenix in the Borealis Property terminated the July 2003 Option and Joint Venture Agreement.

In addition to our leasehold interest to a portion of the Borealis Property, we also own through Borealis Mining numerous unpatented mining claims that make up the balance of the Borealis Property, and all of the documentation and samples from years of exploration and development programs carried out by the previous operators of the Borealis Property, totaling thousands of pages of data including, but not limited to, geophysical surveys, mineralogical studies and metallurgical testing reports.

3

On July 11, 2005, we accepted a joint proposal for a feasibility study from the firms of Samuel Engineering, Inc. and Knight Piesold and Company. Samuel Engineering provides services including metallurgical process development and design, and Knight Piesold provides mining, metallurgical and environmental engineering services. Both companies have worked together recently on completing similar studies.

During the period from our inception on April 24, 2003 through March 31, 2004, we funded our capital needs by raising $2,419,200 in private placements, issuing 14,376,000 shares of common stock at prices ranging from $0.10 per share to $0.225 per share.

During our fiscal year ended March 31, 2005, we raised $175,000 by issuing 500,000 shares of common stock to an executive officer at $0.35 per share under the terms of his employment agreement. We raised an additional $4,430,375 by issuing 6,815,962 units in a series of private placements. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.90 per share until the earlier of two years from the issue date and nine months following the date on which common stock is listed on a public stock exchange (subsequently revised to expire on December 22, 2006).

During our fiscal quarter ended June 30, 2005, we raised $3,919,765 by issuing 6,030,408 units in a series of private placements. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.90 per share until the earlier of two years from the issue date and nine months following the date on which common stock is listed on a public stock exchange (subsequently revised to expire on December 22, 2006.).

~~3~~

On August 11, 2005, our Board authorized an increase in our authorized capital to consist of 150,000,000 shares of common stock, par $0.001, and 15,000,000 shares of preferred stock, par $0.001. The increase was approved by shareholders.

On December 22, 2005, we completed our initial public offering of 6.9 million units for gross proceeds of approximately $ 5,036,497 with net proceeds of $2,794,557 after deducting costs of $2,241,940. The units were sold at a price of $0.73 (Cdn$0.85) each and consisted of one common share and one Class A warrant. Each Class A warrant is exercisable for a period of 12 months at a price of Cdn$1.15. The common shares are listed on the Toronto Stock Exchange under the symbol “GGN.” The offering was underwritten by a syndicate of Canadian underwriters which included Desjardins Securities, CIBC World Markets, Border Investment Partners and Orion Securities. The units were offered for sale pursuant to a prospectus filed in four Canadian provinces (British Columbia, Alberta, Manitoba and Ontario). The units were also registered in a registration statement filed with the United States Securities and Exchange Commission. The proceeds of the offering will be used principally for the completion of the Company’s feasibility study for its Borealis Property and its exploration program on the Borealis Property, as well as for working capital.

On March 24, 2006, we closed the private placement of 5,475,000 units for sale at Cdn$1.25 to a limited number of accredited investors in Canada and the United States. Each unit consisted of one common share and one half of one Series B purchase warrant. The Series B warrants are exercisable until March 23, 2007 at a price of Cdn$1.65. The private offering raised gross proceeds of Cdn$6.8 million. We paid qualified registered dealers a 7% cash commission and issued compensation options to acquire 280,500 common shares at price of Cdn$1.40 until March 23, 2007 on a portion of the private placement. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company granted registration rights to the investors in this private placement and used commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and caused such statement to be declared effective and remain effective. The proceeds of this offering have been and will be applied to fund the continuation of our exploration and development program on the Borealis Property.

In June 2006, we closed a private placement with our new Chief Financial Officer and our Corporate Controller. Mr. Longinotti was appointed as new Chief Financial Officer to the Company, effective May 15, 2006, and the Company has agreed to enter into a formal employment agreement with him in due course. Mr. Longinotti received through a private placement as compensation: 100,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued May 26, 2006, and the Series D warrants were issued June 10, 2006. Mr. Longinotti’s employment commenced April 18, 2006. Mr. Rajwant Kang is the Corporate Controller to the Company. In June of this year, as part of a private placement, Mr. Kang was issued 29,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued June 2, 2006, and the Series D warrants were issued June 10, 2006.

4

On November 30, 2006, our board of directors concluded that we would not proceed with near term construction and production financing of the Borealis heap leach mine. The feed for the proposed mine was remnants from the previously mined open pits, and heap and dump material associated with the historical mining operations. The decision not to proceed was made due to the impact of certain technical corrections to the previously announced Feasibility Study and related NI 43-101 Technical Report, dated August 15, 2006. The technical corrections reduced the anticipated quantity of recoverable gold and silver over the project life, and resulted in a marginal projected return on investment. In light of the decision not to proceed with development of a mine, in December 2006, we closed our Denver office and terminated operations and engineering staff, including our Chief Operating Officer Mr. Allen Gordon and Mr. Matt Bender, our Vice President of Borealis Project Development. Mr. Steven Craig, our Vice President of Exploration, was relocated to Nevada. As of December 1, 2006, our Chief Financial Officer, Mr. Michael Longinotti commenced working on a part-time basis. Under this agreement, his time spent in the office was reduced by 50% along with his salary.

In December 2006, we completed the geophysical survey, which commenced in September 2006. The positive geophysical results obtained from induced polarization (IP) surveys identified multiple chargeability and resisitivity anomalies coincident with aeromagnetic lows which extended several kilometers (km) to the north and northwest of the Graben sulphide deposit. The IP surveys identified two new mineralized exploration targets located under the pediments 3.0 km (Central Pediments) and 5.3 km (Western Pediment) northwest of the Graben sulphide deposit.

~~4~~

On January 11, 2007, we announced the results of the revised CIM compliant resource estimate in accordance with NI 43-101 which had been compiled by Mr. Alan C. Noble, P.E. of Ore Reserves Engineering. The results of the report were independently reviewed by AMEC to insure the methodology and assumptions used in the calculations were consistent with industry standards. The resource estimate includes the results of exploration drilling through February 28, 2006. The measured, indicated and inferred gold resource reported in January 2007 is:

~~Date~~

Date		Measured*			Indicated*			Inferred*
	Tons	~~Measu~~	Ozs of	Tons	~~Indicat~~	Ozs of	Tons	~~Inferre~~	Ozs of
	(000’s)	~~red~~Gra	Gold	(000’s)	~~ed~~Grad	Gold	(000’s)	~~d~~Grade	Gold
		de			e			opt
		opt			opt
	~~Tons~~	~~Grade~~	~~Ozs of~~	~~Tons~~	~~Grade~~	~~Ozs of~~	~~Tons~~	~~Grade~~	~~Ozs of~~
~~Gold~~

The updated report confirmed a total gold resource (measured, indicated and inferred) of 1,822,700 ounces contained in the Borealis property.

*Cautionary Note to investors concerning estimates of Measured, Indicated and Inferred Mineral Resources: We are a reporting issuer in Canada and are required to discuss mineralization estimates in accordance with Canadian reporting standards. The terms “proven mineral reserve” and “probable mineral reserve” used in this prospectus are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission’s Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit, which could be economically and legally extracted or produced at the time the reserve determination is made. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies under the United States federal securities laws and the rules and regulations thereunder.

5

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

In January 2007 we retained AMEC to complete a mineral resource estimate covering the entire property that will include drilling results completed through mid- 2007 in the Graben area and will provide a current estimate of the mineral resource in the Central Borealis area including the areas of previous production.

On February 9, 2007 we completed a private placement of 5.0 million units at a price of Cdn$0.90 per unit for gross proceeds of Cdn$4.5 million. Each unit consisted of one common share and one full purchase warrant. The two year warrants are exercisable at a price of Cdn$1.10 if exercised within twelve months of the closing and at a price of Cdn$1.35 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers a 7% cash commission in the amount of Cdn$77,175 and issued compensation options to acquire 85,050 common shares (at a price of Cdn$0.90 per share for a period of 12 months from closing) in respect of the 1.225 million units placed by them. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development ~~program on the Borealis Property~~programs.

~~5~~

On July 4, 2007, we entered into a membership interest purchase agreement with Gerald W. Baughman and Fabiola Baughman, as sellers, and Nevada Eagle Resources LLC~~, a Nevada limited liability company~~ ("Nevada Eagle"), under which we agreed to purchase all of the outstanding limited liability company interests of Nevada Eagle. ~~If~~Upon completion of the acquisition ~~closes pursuant to the membership purchase agreement~~on August 21, 2007, Nevada Eagle ~~will become~~became a wholly-owned subsidiary of Gryphon~~.~~ Nevada Eagle Holding Company, a Nevada corporation, which is a wholly-owned subsidiary of Gryphon. Nevada Eagle has interests in 54 prospective gold properties covering over 70 square miles of gold trends in Nevada. Twenty-four of these properties are in the Walker Lane belt and added to Gryphon’s inventory of volcanogenic hosted gold resources. Seven of the properties are in the Cortez Trend, seven in the Austin-Lovelock Trend, two in the Carlin Trend and the balance are unique situations throughout Nevada with a few in contiguous states. Twenty-six of the properties are ‘farmed-out’ through lease and option agreements that generate a positive cash flow net of carryings costs. The remaining wholly-owned properties are retained for Gryphon’s own exploration effort or additional future farm outs.

On August 7, 2007, we closed a private placement of 5.0 million units at a price of Cdn.$0.80 per unit for gross proceeds of Cdn.$4.0 million. Each unit will consist of one common share and one full purchase warrant. The two year warrants will be exercisable at a price of Cdn$1.00 if exercised within twelve months of the closing (the "First Anniversary") and at a price Cdn$1.25 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers cash commissions in the amount of Cdn$152,040 and issued warrants to acquire 265,050 common shares (at a price of Cdn$0.83 for a period of up to 9 months from closing). The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development programs.

6

During the remainder of fiscal 2007 and into fiscal 2008, we plan to continue extension drilling, focused on the expansion of the Graben deposit and exploration drilling for a new gold deposit within the two newly identified potentially gold-bearing hydrothermal systems in the pediments. This 72-hole, $4.5 million budgeted drilling program consists of a series of Graben deposit expansion drilling and extension drilling north and west of the successful G3 – G13 fence of holes. The drilling of the Graben deposit will alternate with follow up exploration drilling in the Central and Western Pediments where 10 holes have intersected two distinct hydrothermal systems hidden beneath the pediments.

Corporate Strengths

We believe that we have the following business strengths that will enable us to achieve our objectives:

•

Our management team has significant mining industry experience ranging from exploration to mine development and operation;

•

As the Borealis Property was the site of surface mining operations from 1981 to 1990, we believe the process to receive permits and start operations on previously mined operations is less difficult than getting permits for a previously undisturbed area. The USDA Forest Service and the Nevada Bureau of Mining Regulation and Reclamation have both approved the Plan of Operations and Reclamation Plan, allowing us to proceed with the development of a heap leach mine assuming sufficient oxide resources are found and additional financing is available. We have also received approvals for surface exploration and water wells and have successfully progressed through the required agency and public review process for those permits. ~~.~~

•

Our land position is extensive, controlled by ~~859~~752 unpatented mining claims covering approximately ~~17,200~~15,500 acres. We believe many surface showings of gold mineralization on the ~~property~~Borealis Property may provide opportunities for discovery of gold deposits. Our ~~property~~Borealis Property has multiple types of gold deposits including oxidized material, partial oxidized material, and predominantly sulfide material~~;~~, which we believe may allow us flexibility in our future plans for mine development and expansion, assuming additional financing is available.

We cannot be certain that any mineral deposits will be discovered in sufficient quantities and grade to justify commercial operations. We have no proven or probable reserves. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit; metal prices, which are highly cyclical; the cost to extract and process the mineralized material; and government regulations and permitting requirements. We may be unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations and we may not be able to raise sufficient capital to develop the Borealis Property.

We have specifically focused our activities on Nevada, which was rated the highest jurisdiction in the world for mining investment attractiveness by an independent survey. Mining is an integral part of Nevada’s economy. In 2004, the mining industry increased Nevada’s output by $5.89 billion including both direct and indirect impacts, up from $5.35 billion in 2002. Nevada ranks third in the world in gold production, after South Africa and Australia. Located in the State of Nevada are well known geological trends such as the Carlin Trend, Battle Mountain, Getchell Trend and the Walker Lane Trend. The Borealis Property is also located along the Aurora-Bodie trend which crosses the principal Walker Lane Trend. Borealis, Bodie, Aurora, and other historical producing districts, are aligned along this northeast-southwest belt of significant gold deposits. Nevada Eagle's principal properties have a cumulative 900,000 of historical (the historical estimates are based on internal reports prepared by prior owners prior to February 2001 and were not been prepared in accordance with NI 43-101 standards and thus their reliability has not been verified) ounces of gold.

~~6~~

7

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

~~INCOME STATEMENT DATA~~				~~Year Ended~~
~~March 31~~
				~~2007~~			~~2006~~

~~Revenue~~			~~$ NIL~~			~~$ NIL~~
~~Operating Expenses~~			~~$ 9,059,866~~			~~$ 5,770,506~~
~~Net (Loss)~~			~~$ (8,737,141)~~			~~$ (5,602,336)~~
~~(Loss) per Common share*~~			~~$ (0.21)~~			~~$ (0.19)~~
~~Weighted Average Number of Common Shares Outstanding*~~				~~41,242,535~~			~~29,350,317~~

~~* Basic and diluted.~~
INCOME			Six Months Ended		Pro Forma**
STATEMENT DATA	Year Ended		September 30		Consolidated
	March 31		(Unaudited)		(Unaudited)
					Year		Three
					Ended		Months
				March 31			Ended
	2007	2006	2007	2006	2007		June 30

Revenue	$ NIL $	NIL $	NIL $	NIL $	NIL $		NIL
Operating Expenses	$ 9,059,866 $	5,770,506 $	4,865,638 $	4,047,743 $		- $	-
Net (Loss)	$ (8,737,141)$ (5,602,336)$ (4,727,088)$ (3,871,214)$					- $	-
(Loss) per Common
share*	$ (0.21)$	(0.19)$	(0.09)$	(0.10)$	(0.21)$		(0.05)
Weighted Average
Number of Common
Shares Outstanding*	41,242,535	29,350,317	50,093,806	40,435,024 41,242,535			47,485,585
* Basic and diluted.

~~BALANCE SHEET DATA~~	~~At March 31, 2007~~	~~At March 31,~~
~~2006~~

~~Working Capital (Deficiency)~~	~~$ 6,525,160~~	~~$ 8,374,384~~
~~Total Assets~~	~~$ 9,553,194~~	~~$ 11,693,218~~
~~Accumulated (Deficit)~~	~~$ (17,980,822)~~	~~$ (9,243,681)~~
~~Stockholders’ Equity~~	~~$ 8,716,344~~	~~$ 10,466,013~~

~~7~~

BALANCE SHEET DATA	At March	At March	At	At	Pro
	31, 2007	31, 2006	September	September	Forma**
			30, 2007	30, 2006	Consolidated
		(Unaudited) (Unaudited)			At June 30,
					2007
					(Unaudited)

Working Capital (Deficiency)	$ 6,525,160 $	8,374,384 $	52,798,040 $	5,761,223 $	(2,781,551)
Total Assets	$ 9,553,194 $ 11,693,218 $		17,113,604 $	8,585,821 $	15,361,316
Accumulated (Deficit)	$ (17,980,822)$ (9,243,681)$ (22,707,910)$ (13,114,895)$				(20,207,375)
Stockholders’ Equity	$ 8,716,344 $ 10,466,013 $		11,550,451 $	7,934,791 $	10,236,741

** These unaudited pro forma consolidated financial statements of the Company, a TSX listed Company, have been prepared for illustrative purposes only, to show the effect of the Membership Interest Purchase Agreement dated as of August 21, 2007 between the Company and Gerald and Fabiola Baughman whereby Gryphon Gold acquired 100% of the members interests in Nevada Eagle Resources LLC, a Nevada limited liability company, as well as certain other mineral claims owned by the Baughman’s (the “Transaction”). Nevada Eagle Resources LLC and the other mineral claims acquired are collectively referred to herein as Nevada Eagle.

8

RISK FACTORS AND UNCERTAINTIES

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are forward-looking statements inherently subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Risks Related to Our Operations

Our operations will require future financing.

We are an early stage company and currently do not have sufficient capital to fully fund the Plan of Operation at the Borealis Property. Currently, we have sufficient cash on hand to fund the completion of our current drilling program, permitting and general and administrative expenses for approximately 12 months. However, we will require substantial additional financing for future development activities, if any, or if we encounter unexpected costs or delays.

Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, and, development or production on any or all of the Borealis Property and any properties we may acquire in the future or even a loss of our property interest. This includes the Borealis Property, as our lease over claims covering the principal deposits will expire in 2009 unless we are engaged in active mining~~,~~  operations or development ~~or processing~~ (including exploration drilling) at that time. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us. Future financings may cause dilution to our shareholders.

~~We currently depend on a single property —~~ Risks related to the Borealis Property.

Our ~~only~~primary mineral exploration property is the Borealis Property. Even though the Borealis Property encompasses several areas with known gold mineralization, unless we ~~acquire additional properties or projects or~~ discover additional deposits at the Borealis Property, ~~we will~~future development of the property may be ~~solely dependent upon the success of the Borealis Property as a source of future revenue and profits, if any~~uneconomic. We cannot provide any assurance that we will establish any reserves or successfully commence mining operations on the Borealis Property ~~or that we will ever obtain an interest in any other property~~ .

Risks related to Nevada Eagle properties

We acquired approximately 54 exploration properties with ~~mineral potential in order to diversify~~the acquisition of Nevada Eagle Resources LLC. Approximately 26 of these properties are leased out to other exploration companies. We can not provide any assur4ance that any reserves or successful mining operations will be established on any of these properties. We can not give assurance that the existing parties currently performing exploration on the leased properties will continue with their exploration efforts. In addition, management’s expectations of the significance of the Nevada Eagle properties; the Nevada Eagle prospects, including resource estimates, projections, exploration and value; our ~~business~~ planned exploration and drilling programs; or our expectations with respect to future property acquisition, diversification of our property base and Mr. Baughman’s addition to the Gryphon Gold management team will prove accurate or increase shareholder value. We cannot assure you that we will successfully integrate the Nevada Eagle properties into our portfolio or operations or that we will have sufficient capital or resources to successfully implement our diversification strategy.

9

We have no history of producing metals from our mineral property and there can be no assurance that we will successfully establish mining operations or profitably produce precious metals.

We have no history of producing metals from the Borealis Property~~.~~  or Nevada Eagle Properties. While our plan is to move the Borealis Property into the development stage, production there will be subject to completing construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises including:

•

the timing and cost, which can be considerable, of the construction of mining and processing facilities;

~~8~~

•

the ability to find sufficient gold resources to support a mining operation;

•

the availability and costs of skilled labor and mining equipment;

•

the availability and cost of appropriate smelting and/or refining arrangements;

•

compliance with environmental and other governmental approval and permit requirements;

•

the availability of funds to finance construction and development activities;

•

potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•

potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development may be increased by the remote location of the Borealis Property. It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our properties.

Historical production on the Borealis Property may not be indicative of the potential for future development.

The Borealis Mine actively produced gold in the 1980’s, but we currently have no commercial production at the Borealis Property and have never recorded any revenues. You should not rely on the fact that there were historical mining operations at the Borealis Property as an indication that we will ever place the property into commercial production. We expect to continue to incur losses unless and until such time, if ever, as our property enters into commercial production and generates sufficient revenues to fund our continuing operations. The development of new mining operations at the Borealis Property will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not be able to place the Borealis Property into production or generate any revenues or achieve profitability.

10

Our exploration activities on the Borealis Property may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to identify additional mineral deposits on the Borealis Property, the Nevada Eagle Properties and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold exploration is determined in part by the following factors:

•

the identification of potential gold mineralization based on surficial analysis;

•

availability of government-granted exploration permits;

•

the quality of our management and our geological and technical expertise; and

•

the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing. We cannot assure you that we will discover or acquire any mineralized material in sufficient quantities on any of our properties to justify commercial operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our development activities will result in profitable mining operations.

We ~~plan to estimate~~have estimated operating and capital costs for the Borealis Property based on information available to us and believe that ~~we believe to be~~these estimates are accurate. However, recently, costs for labor, regulatory compliance, energy, mine and plant equipment and materials needed for mine development and construction have increased significantly industry-wide. In light of these factors, actual costs related to our proposed mine development and construction may exceed ~~any~~our estimates ~~we may make~~.

We do not have an operating history upon which we can base estimates of future operating costs related to the Borealis Property, and we intend to rely upon ~~our future~~ the economic feasibility of the project and ~~any~~ estimates that may be contained therein. Studies derive estimates of cash operating costs based upon, among other things:

•

anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•

anticipated recovery rates of gold and other metals from the ore;

•

cash operating costs of comparable facilities and equipment; and

•

anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies may differ significantly from actual costs, and there can be no assurance that our actual capital and operating costs will not be higher than currently anticipated or disclosed.

11

In addition, ~~any~~ our calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

The figures for our reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this prospectus and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

•

these estimates will be accurate;

•

reserve, resource or other mineralization estimates will be accurate; or

• this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

Because we have not ~~started~~ made a decision with respect to mine construction at our Borealis Property and have not ~~commenced actual~~ made a decision with respect to production, mineralization estimates, including reserve and resource estimates, for the Borealis Property may require adjustments or downward revisions based upon actual production experience if and when a decision is made to proceed with mine construction and production. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our ~~feasibility studies~~technical reports and drill results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large -scale tests under on-site conditions or in production scale.

The resource estimates contained in this prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization, reserve (if any) and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of our Borealis Property. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from our mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond our control, including:

• expectations with respect to the rate of inflation;

• the relative strength of the U.S. dollar and certain other currencies;

• interest rates;

•

global or regional political or economic conditions;

•

supply and demand for jewelry and industrial products containing metals; and

•

sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

12

We cannot predict the effect of these factors on metal prices. Gold and silver prices have fluctuated during the last several years. The price of gold was $~~513~~599 per ounce at ~~December 31, 2005~~September 29, 2006, and during 2006 ~~has~~ had a high of $725 and a low of $525. The price of gold was $~~632~~743 per ounce on ~~December 31, 2006~~September 28, 2007 and during 2007 has had a high of $764 and a low of $608. The price of silver also improved from $~~8.83~~11.55 per ounce at ~~December 31, 2005~~ September 29, 2006 to close September 28, 2007 at ~~December 31, 2006 at $12.90~~$13.65 per ounce, with a yearly high of $14.~~94, with~~58 and a low of $~~8.83~~12.21, during ~~2006~~2007. Historically, gold prices ranged from $536.50 to $411.10 per ounce in 2005 and from $454.20 to $375.00 per ounce in 2004; and silver prices have ranged from $9.22 to $6.39 per ounce in 2005 and from $8.29 to $5.49 per ounce in 2004.

A decrease in the market price of gold and other metals could affect the commercial viability of our Borealis Property and our anticipated development and production assumptions. Lower gold prices could also adversely affect our ability to finance future development at the Borealis Property, all of which would have a material adverse effect on our financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

•

environmental hazards;

~~11~~

•

power outages;

•

metallurgical and other processing problems;

•

unusual or unexpected geological formations;

•

structural cave-ins or slides;

•

flooding, fire, explosions, cave-ins, landslides and rock-bursts;

•

inability to obtain suitable or adequate machinery, equipment, or labor;

•

metals losses; and

•

periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We are subject to significant governmental regulations.

Our primary properties, operations and exploration and development activities are in Nevada and are subject to extensive federal, state, and local laws and regulations governing various matters, including:

13

•

environmental protection;

•

management and use of toxic substances and explosives;

•

management of natural resources;

•

exploration, development of mines, production and post-closure reclamation;

•

exports controls;

•

price controls;

•

regulations concerning business dealings with native groups;

•

labor standards and occupational health and safety, including mine safety; and

•

historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in us incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

~~12~~

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All of our exploration and potential development and production activities are in the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on our Borealis Property, Nevada Eagle Properties or some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our Borealis Property may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•

control dispersion of potentially deleterious effluents; and

•

reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We have set up a provision for our reclamation obligations at the Borealis Property, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

14

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives including Tony Ker, CEO, Albert Matter, Chairman, Michael Longinotti, CFO, Steve Craig, VP Exploration, and other highly skilled and experienced executives and personnel focused on ~~bringing our Borealis Property into production and~~ managing our interests and on-going exploration and development programs on our ~~other~~ properties. Our management is also responsible for the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our development activities may have a material adverse effect on our business or future operations. The failure to hire qualified people for these positions could adversely affect planned operations of the Borealis Property and Nevada Eagle Properties. We do not maintain key-man life insurance on any of our key management employees.

Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

~~13~~

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

Title to the Borealis Property may be subject to other claims, which could affect our property rights and claims.

Although we believe we have exercised commercially reasonable due diligence with respect to determining title to properties we own or control and the claims that are subject to the Borealis mining lease, there is no guarantee that title to such properties will not be challenged or impugned. The Borealis Property may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Borealis Property which, if successful, could impair development and/or operations. This is particularly the case in respect of those portions of the Borealis Property in which we hold our interest solely through a lease with the claim holders, as such interest is substantially based on contract and has been subject to a number of assignments (as opposed to a direct interest in the property).

All of the mineral rights to the Borealis Property consist of "unpatented" mining claims created and maintained in accordance with the U.S. General Mining Law. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the U.S. General Mining Law, including the requirement of a proper physical discovery of valuable minerals within the boundaries of each claim and proper compliance with physical staking requirements. ~~Also~~In addition, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal government. The validity of an unpatented mining or millsite claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented mining claims.

15

There are differences in U.S. and Canadian practices for reporting reserves and resources.

Our reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are generally not permitted in disclosure filed with the SEC. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

~~14~~

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

We will be required to locate mineral reserves for our long-term success.

Because mines have limited lives based on proven and probable mineral reserves, we will have to continually replace and expand our mineral reserves, if any, if and when the Borealis Property produces gold and other base or precious metals. Our ability to maintain or increase its annual production of gold and other base or precious metals once the Borealis Property is restarted, if at all, will be dependent almost entirely on its ability to bring new mines into production.

We do not insure against all risks which we may be subject to in our planned operations.

We currently maintain insurance to insure against general commercial liability claims and losses of equipment. Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, we expect that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of our size and financial means. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could negatively affect our financial condition and ability to fund our activities on the Borealis Property. A significant loss could force us to terminate our operations.

Our directors and officers may have conflicts of interest as a result of their relationships with other companies.

Certain of the directors and officers of Gryphon Gold have served as officers and directors for other companies engaged in natural resource exploration and development and may also serve as directors and/or officers of other companies involved in natural resource exploration and development. For example, Richard Hughes is President of Klondike Gold Corp. and a director of Alamos Gold Inc. Our Chief Financial Officer is now working part-time, he divides his attention between his role with Gryphon Gold and acts as a part-time consultant for a company which is not in the mining industry. Consequently, there is a possibility that our directors and/or officers may be in a position of conflict in the future.

16

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. We are a small company with a very limited operating history and no revenues or profits, which may influence the decisions of potential candidates we may recruit as directors or officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended March 31, 2008, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. For our annual report on Form 10-KSB for the fiscal year ended March 31, 2009, such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 ~~currently~~ provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

~~15~~

While we believe our internal control over financial reporting is effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of March 31, 2008 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls as of March 31, 2009), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Risks Related To This Offering

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our common stock is expected to trade below $5.00 per share immediately upon closing of the offering. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

17

A broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

~~16~~

18

FORWARD-LOOKING STATEMENTS

This prospectus and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

the timing and possible outcome of pending regulatory and permitting matters;

•

the timing and outcome of our feasibility study;

•

the parameters and design of our planned initial mining facilities on the Borealis Property;

•

future financial or operating performances of Gryphon Gold, its subsidiaries, and its projects;

•

the estimation of mineral resources and the realization of mineral reserves, if any, based on mineral resource estimates;

•

the timing of exploration, development, and production activities and estimated future production, if any;

•

estimates related to costs of production, capital, operating and exploration expenditures;

•

requirements for additional capital and our ability to raise additional capital;

•

government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses;

•

title disputes or claims;

•

limitations of insurance coverage; and

•

the future price of gold, silver, or other minerals.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Risk Factors and Uncertainties”, “Description of the Business” and “Management’s Discussion and Analysis” of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

~~17~~

19

USE OF PROCEEDS

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 6,074,600 shares of our common stock by selling shareholders~~—this includes shares of our common stock acquirable upon warrants exercisable within 60 days of July 27, 2007.~~

The shares issued to the selling shareholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution”.

Each of the selling shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of their registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We will receive no proceeds from the sale of the registered shares. We have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholder Information

The following is a list of the selling shareholders who own or have the right to acquire an aggregate of 6,074,600 shares of our common stock covered in this prospectus~~.~~ See “Transactions with Selling Shareholders”.

At ~~July 27~~November 14, 2007 we had ~~47,521~~57,161,395 shares of common stock issued and outstanding.

~~Name~~		~~Before Offering~~			~~After Offering~~
		~~Total~~	~~Percentage~~	~~Number~~	~~Shares~~	~~Percentage~~
		~~Number of~~	~~of Shares~~	~~of~~	~~Owned~~	~~of Shares~~
		~~Shares~~	~~Owned (1)~~	~~Shares~~	~~After~~	~~owned~~
		~~Beneficially~~		~~Offered~~	~~Offering~~	~~After~~
		~~Owned (1)~~		~~(2)~~	~~(3)~~	~~Offering~~
						~~(3)~~
	Before Offering			After Offering
	Total					Percentage
	Number					of
Name	of Shares	Percentage of	Number of Shares Owned			Shares
						owned
	Beneficially Shares Owned		Shares	After Offering		After
						Offering
	Owned (1)	(1)	Offered (2)		(3)	(3)

Mark Wayne (4)
1420-333 5th Avenue SW,	35,000	**	35,000		0	0%
Calgary AB, T2P 3B6
Belltown Capital
Partners (5)
437 J. Street, Ste #305	170,000	**	40,000		130,000	**
San Diego, CA, 92101
BHL LP(6)
4 Watchhill Road,	150,000	**	150,000		0	0%
Westport, CT, 06880
Forza Partners LP(7)
~~2754 NW Crossing Drive,~~
~~Suite 205~~	~~650,000~~	~~1.37%~~	~~110,000~~		~~540,000~~	~~1.14%~~
~~Bend, Oregon, 97701~~

~~18~~

2754 NW Crossing Drive,
Suite
205	650,000	1.13%	110,000	540,000		**
Bend, Oregon, 97701

20

Derik Ventures Ltd.(8)
PO Box 68, Station A,	500,000	~~1.05%~~**	200,000	300,000		**
Vancouver, BC, V6C 2L8
Top-Gold AG M V K(9)
Herrengasse 2, 9490	1,500,000	~~3.16%~~2.62%	1,500,000		0	0%

Vaduz/
Principality of
Liechtenstein
Ross MacDonald(10)
1700-666 Burrard St.	25,500	**	20,500	5,000	**
Vancouver, BC, V6C 2L8
Tianne Pringle(11)
Ballymakeera, Macroom	27,500	**	20,500	7,000	**
Ireland
Lorne Pringle(12)
Ballymakeera, Macroom,	25,500	**	20,500	5,000	**
Ireland
Alan Hamilton(13)
5B-1596 West 14th Ave.	75,500	**	20,500	55,000	**
Vancouver, BC, V6J 2H9
Janice Gill(14)
8337 Tidewater Place	22,500	**	20,500	2,000	**
Vancouver, BC, V6P 6R3
Don Walker(15)
337 Magna Dr.	59,500	**	41,500	18,000	**
Aurora, ON, L4G 7K1
Joan Weisshaar(16)
15180 Bathurst St.	25,500	**	20,500	5,000	**
King City, ON, L7B 1K5
Huntington Properties(17)
1700-1030 West Georgia	114,000	**	62,000	52,000	**
St.
Vancouver, BC, V6E 2Y3
Lenita Levine(18)
550 W. St. Janes Road	20,500	**	20,500	0	0%
North Vancouver, BC,
V7W 2P7
Robert Levine(19)
550 W. St. Janes Road	40,500	**	20,500	20,000	**
North Vancouver, BC,
V7W 2P7
Montrose
Development(20)
910-675 West Hastings	40,000	**	40,000	0	0%
Street
Vancouver BC, V6B 1N2
Mary Christopher(21)

910-675 West Hastings	30,000	**	20,000	10,000	**
Street
Vancouver BC, V6B 1N2
Eva Christopher(22)
910-675 West Hastings	34,000	**	20,000	14,000	**
Street
Vancouver BC, V6B 1N2
Zoltan Keresztes(23)

2294 129th Street	30,500	**		20,500	10,000	**
Surrey, BC, V4A 8B9
Edward Coates(24)
4152 Ranger Cres	27,500	**		20,500	7,000	**
North Vancouver, BC,
V7B 3K9
Laura Hardacre(25)
5612 Holland St.	26,000	**		20,500	5,500	**
Vancouver, BC, V6N 2A8
Katherine Karbownik(26)
27 North Sherbourne, Apt.	37,000	**		10,000	27,000	**
3
Toronto, ON, M4W 2T3
Richard Karbownik(27)
27 North Sherbourne, Apt.	40,500	**		10,500	30,000	**
3
Toronto, ON, M4W 2T3

			~~19~~

			21

Peter Finley(28)
4429 Angus Dr.	25,500	**		20,500	5,000	**
Vancouver, BC, V6J 4J2
Leonard Gareau(29)
1270 Pacific Drive,	46,500	**		31,500	15,000	**
Delta, BC, V4M 4B1

Universal Soultions Inc.(30)

610-815 W. Hastings	30,000	**	25,000	5,000	**
Street,
Vancouver, BC, V6C 3A6
Metcalfe Investments
Ltd.(31)
5355 Elm Street,	40,000	**	20,000	20,000	**
Vancouver, BC, V6N 1A2
Robert Coulthard(32)
1 Gillian Cres	4,500	**	4,500	0	0%
St. Albert, AB, T8N 0V9
James Anderson(33)
564-1055 Dunsmuir St.	31,500	**	31,500	0	0%
Vancouver, BC, V7X 1L4
Leslie J. Avigdor(34)
104-1544 George St.	15,000	**	15,000	0	0%
White Rock, BC, V4B

4A5
Percy Baker(35)
1315 Killeam Ave SW	110,000	**	100,000	10,000	**
Calgary, AB, T2V 2N5
Mike Boyd(36)
1-242 West 4th Street,
North	5,000	**	5,000	0	0%
Vancouver, BC, V7M 1H7
John Freeman(37)
1221 Turnberry Place	25,000	**	25,000	0	**
Parksville, BC, V9P 2W3
Paul McKenzie(38)
525-999 West Hastings St.	20,000	**	20,000	0	0%
Vancouver, BC, V6C 2W2
Warren Stanyer(39)
1007-808 Nelson Street	28,000	**	20,000	8,000	**
Vancouver, BC, V6C 2W2
Sado D. Turbat(40)
C/O Mine Info Co Ltd
Delta
Center, Urt Tasagaan St,	30,000	**	30,000	0	0%
Suite ~~300-301~~
300-301
Ulaanbaatar, 976,
Mongolia
John Wright(41)
Box 107333	10,000	**	10,000	0	0%
Llyodminister, AB, T9V
3A8
Bansco & Co.(42)
40 King Street West,	150,000	**	150,000	0	0%
Toronto, ON, M5H 1H1
Sprott Asset
Management(43)
2700-200 Bay St.	913,000	1.~~92%~~60%	316,000	597,000	1.~~26%~~04%
Toronto, ON, M5J 2J1
Sprott Asset
Management(44)
2700-200 Bay St.	1,013,800	~~2.13%~~1.77%	416,800	597,000	1.~~26%~~04%
Toronto, ON, M5J 2J1
Sprott Asset
Management(45)
2700-200 Bay St.	621,000	1.~~31%~~09%	24,000	597,000	1.~~26%~~04%
Toronto, ON, M5J 2J1
Sprott Asset
Management(46)
2700-200 Bay St.	621,000	1.~~31%~~09%	24,000	597,000	1.~~26%~~04%
Toronto, ON, M5J 2J1

22

Sprott Asset
Management(47)
2700-200 Bay St.	601,800	1.~~27%~~05%	4,800	597,000	1.~~26%~~04%
Toronto, ON, M5J 2J1
Sprott Asset
Management(48)
2700-200 Bay St.	611,400	1.~~29%~~07%	14,400	597,000	1.~~26%~~04%
Toronto, ON, M5J 2J1
Sentry Select Precious
Metals
Growth Fund(49)	~~800,000~~	~~1.68%~~	~~800,000~~	~~0~~	~~0%~~
130 King St. West, Suite
2850	800,000	1.40%	800,000	0	0%
Toronto, ON, M5X 1A4
Parvathi Evani(50)
30930 Polar Avenue	75,000	**	25,000	50,000	**
Abbotsford, BC, V4X 1Y8
Subbarao Evani(51)
30930 Polar Avenue	205,000	**	30,000	175,000	**
Abbotsford, BC, V4X 1Y8
Janet Hardy(52)
10823-136 St.	35,000	**	15,000	20,000	**
Edmonton, AB, T5M 1M1
Tadahiro Kanazaki(53)
3-7-17 Ibukino, Izumi-shi	57,500	**	30,000	27,500	**
Osaka, Japan 594-0041
Marilyn Lea(54)
Box 210 Ganges PO	25,000	**	25,000	0	0%
Salt Spring Island, BC,
V8K 2V9
Peppy Holdings Ltd(55)
434-5th Avenue	135,100	**	25,000	110,100	**
Stirling, AB, T0K 2E0
Robert Heffel(56)
2247 Granville St.	40,000	**	20,000	20,000	**
Vancouver, BC, V6H 3G1
Lorill Harlington(57)
2280 Lythe Court	90,000	**	90,000	0	0%
West Vancouver, BC, V7S
3H8
Alfonso Ergas(58)
1520-1185 West George	25,000	**	15,000	10,000	**
St
Vancouver, BC, V6E 4E6
Pinetree Resource
Partnership(59)	~~500,000~~	~~1.05%~~	~~200,000~~	~~300,000~~	~~**~~
130 King Str. West, Suite	500,000	**	200,000	300,000	**

2810
Toronto, ON, M5X 1A9
David Watkins(60)
510 Burrard St, Suite 510	25,000	**	25,000	0	0%
Vancouver, BC, V6B 5C6
Sanovest Holdings Ltd(61)
411-375 Water Street	55,000	**	55,000	0	0%
Vancouver, BC, V6B 5C6
Standard Bank Jersey as
Custodian of the
Belgravia Gold
& Resource Fund(62)	~~202,000~~	~~**~~	~~200,000~~	~~2,000~~	~~**~~
PO Box 583, 47-49
~~LaMotte Street~~La Motte	202,000	**	200,000	2,000	**
Street
St. Helier, Jersey, UK JE4
8X
Grey Goose
Investments(63)
300-455 Granville St.	160,000	**	160,000	0	0%
Vancouver, BC, V6C 1T1
Bolder Investment
Partners ~~Ltd(64)~~
Ltd(64)
800-1450 Creekside Dr	415,600	**	415,600	0	**
Vancouver, BC, V6J 5B3

		~~21~~

		23

John Barrett(65)
1107-1060 Alberni St,	370,000	**	40,000	330,000	**
Vancouver, BC V6E 4K2
Michael Joseph
Delesalle(66)	~~30,000~~	~~**~~	~~10,000~~	~~20,000~~	~~**~~
2960 West 33rd Avenue,	30,000	**	10,000	20,000	**
Manas Dichow(67)
2434-1055 Dunsmuir St,	15,000	**	5,000	10,000	**
Vancouver, BC V7X 1K8
Glenn M. & DeAnne M.
Elo(68)
9233 Nantwick Ridge,	33,000	**	11,000	22,000	**
Brooklin
Park, MN 55443
Jennifer A Gunow(69)
54127 Salem Drive,	1,500	**	500	1,000	**
Shelby
TWP, MI 48316

Robert F Gunow II
(JR)(70)
54127 Salem Drive,	52,500	**	17,500	35,000	**
Shelby
TWP, MI 48316
Robert F Gunow III(71)
54127 Salem Drive,	1,500	**	500	1,000	**
Shelby
TWP, MI 48316
Nikki Kottmeier(72)
100 Stonegate Dr, Furry	30,000	**	10,000	20,000	**
Creek,
BC V0N 3Z2
Larry D Mattison(73)
PO Box 253, 7933	81,500	**	10,000	71,500	**
Louviers Blvd,
Louviers, CO 80131
Debra Osuch(74)
52322 Belle Arbor,	7,500	**	2,500	5,000	**
Shelby
Township, MI 48316
George Roberts(75)
725 Hampstead Close,	42,500	**	2,500	40,000	**
Annacis
Island, Delta, BC V3M
6R6
Roderick Stewart(76)
305-1571 Mortimer St,	15,000	**	5,000	10,000	**
Victoria,
BC V8P 3A7
Brian and Patricia
Testo(77)
Comp 2, Site 17 Peers	120,000	**	10,000	110,000	**
AB, T0E
1W0
Dan Treleaven(78)
318-6505 3rd Ave, Delta,	37,500	**	12,500	25,000	**
BC
V4L 2N1
Glenda Treleaven(79)
318-6505 3rd Ave, Delta,	37,500	**	12,500	25,000	**
BC
V4L 2N1
Karen White(80)
52448 Belle Arbor,	6,000	**	2,000	4,000	**
Shelby
Township, MI 48316
Kent Williamson(81)
15086 Royal Ave, White	60,000	**	20,000	40,000	**
Rock,
BC V4B 1L9

~~26.19%~~21.67
TOTAL	12,446,200		6,074,600	6,371,600	~~13.41%~~11.09%
%

**- Designates of percentage of ownership of less than 1%

(1~~)~~) All percentages are based on ~~47,521~~57,161,395 shares of common stock issued and outstanding on
~~July 27~~November 14, 2007. Beneficial ownership is calculated by the number of shares of common stock that each selling shareholder owns or controls or has the right to acquire within 60 days of ~~July 27~~November 14, 2007.

(2~~)~~)	This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling shareholders are not required to sell their shares. See "Plan of Distribution" beginning on page ~~30~~31.

~~22~~ 24

(3~~)~~) Assumes that all shares registered for resale by this prospectus have been issued and sold.

(4)

These shares are held by NBCN Clearing Inc., 1410-1010 Rue De La Gauchetiere O, Montreal, QC, H3B 5J2, in trust for Mark Wayne, who exercises sole voting control and dispositive power over these securities.

(5)

Robert S. Tarangelo, in his capacity as portfolio manager of Belltown Capital, L.P., exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 65,000 shares of common stock and 65,000 shares of common stock acquirable upon exercise of warrants.

(6~~)~~)	Brad Lamensdorf in his capacity as portfolio manager for BHL LP exercises sole voting control and dispositive power over these securities.

(7)

David Atkinson in his capacity as portfolio manager for Forza Partners LP exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 270,000 shares of common stock and 270,000 shares of common stock acquirable upon exercise of warrants.

(8~~)~~)	G. David Eriks in his capacity as President of Derik Ventures Ltd. exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of warrants.

(9~~)~~)	Dr. Rene Juchler and Jurgen Frick in their capacity as Managing Director and Vice Presidentof Top-
Gold AG M V K exercises sole voting control and dispositive power over these securities.

(10~~)~~

) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 5,000 shares of common stock.

(11~~)~~

) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 7,000 shares of common stock.

(12~~)~~

) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 5,000 shares of common stock.

(13~~)~~

) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 40,000 shares of common stock and 15,000 shares of common stock acquirable upon exercise of warrants.

(14~~)~~

) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 2,000 shares of common stock.

(15~~)~~

) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 18,000 shares of common stock.

(16~~)~~

) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 5,000 shares of common stock.

(17~~)~~

) These shares are held by NBCN Clearing Inc. in trust for Huntington Properties. Equity included in beneficial ownership total but not being registered under this statement include 32,000 shares of common stock. and 20,000 shares of common stock acquirable upon exercise of warrants. Andrew Grant in his capacity as President to Huntington Properties exercises sole voting control and dispositive power over Huntington Properties’ respective securities.

(18~~)~~	) These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

~~23~~ 25

(19)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 10,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of warrants.

(20)

These shares are held by NBCN Clearing Inc. in trust for Montrose Development. Douglas A. Christopher in his capacity as President to Montrose Development exercises sole voting control and dispositive power over these securities.

(21)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 10,000 shares of common stock.

(22)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 14,000 shares of common stock.

(23)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 10,000 shares of common stock.

(24)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 7,000 shares of common stock.

(25)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 5,500 shares of common stock.

(26)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 17,000 shares of common stock and 10,000 shaes of common stock acquirable upon exercise of warrants.

(27)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 20,000 shares of common stock and 10,000 shares of common stock acquirable upon exercise of warrants.

(28)

These shares are held by NBCN Clearing Inc. in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 5,000 shares of common stock.

(29)

The named individual exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 15,000 shares of common stock.

(30)

Richard Silas in his capacity as President to Universal Solutions Inc. exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 5,000 shares of common stock.

(31)

Alan Fowles in his capacity as President and Secretary to Metcalfe Investments Ltd. exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 20,000 shares of common stock.

(32)

These shares are held by Research Capital Corporation, 1500-222 Bay Street, Toronto, ON, M5K 1J5, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(33)

These shares are held by Research Capital Corporation, 1500-222 Bay Street, Toronto, ON, M5K 1J5, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

~~24~~

(34)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(35)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 10,000 shares of common stock.

(36)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(37)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. ~~.~~

(38)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(39)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 8,000 shares of common stock.

(40)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(41)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(42)	These shares are held by Bansco & Co.

(43)

These shares are held in trust by Sprott Securities Inc., Suite 2750, South Tower, Royal Bank Plaza, Toronto, ON, M5J 2J2, for Sprott Asset Management. Neil Nenadovic in his capacity as Cheif Financial Officer to Sprott Asset Management exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 597,000 shares of common stock .

(44)

These shares are held by the Royal Trust Corporation, South Tower, Royal Bank Plaza, 200 Bay Street, SL Level, Toronto, ON, M5J 2J5, in trust for Sprott Asset Management. Neil Nenadovic in his capacity as Cheif Financial Officer to Sprott Asset Management who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 597,000 shares of common stock.

(45)

These shares are held by the Royal Trust Corporation, South Tower, Royal Bank Plaza, 200 Bay Street, SL Level, Toronto, ON, M5J 2J5, in trust for Sprott Asset Management. Neil Nenadovic in his capacity as Cheif Financial Officer to Sprott Asset Management who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 597,000 shares of common stock.

(46)

These shares are held by the Royal Trust Corporation, South Tower, Royal Bank Plaza, 200 Bay Street, SL Level, Toronto, ON, M5J 2J5, in trust for Sprott Asset Management. Neil Nenadovic in his capacity as Cheif Financial Officer to Sprott Asset Management who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 597,000 shares of common stock.

(47)

These shares are held by the Royal Trust Corporation, South Tower, Royal Bank Plaza, 200 Bay Street, SL Level, Toronto, ON, M5J 2J5, in trust for Sprott Asset Management. Neil Nenadovic in his capacity as Cheif Financial Officer to Sprott Asset Management who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 597,000 shares of common stock.

~~25~~ 27

(48)

These shares are held by Roytor & Co., South Tower, Royal Bank Plaza, 200 Bay Street, SL Level, Toronto, ON, M5J 2J5, in trust for Sprott Asset Management. Neil Nenadovic in his capacity as Chief Financial Officer for Sprott Asset Management exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement include 597,000 shares of common stock.

(49)

These shares are held by Roytor & Co., South Tower, Royal Bank Plaza, 200 Bay Street, SL Level, Toronto, ON, M5J 2J5, in trust for A/C T12313721. Glenn MacNeill in his capacity as Vice President Investments for Sentry Select Precious Metals Growth Fund exercises sole voting control and dispositive power over these securities.

(50)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 50,000.

(51)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 125,000 shares of common and 50,000 shares of commong stock acquirable upon exercise of warrants. ~~(~~

(52)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 20,000 shares of common stock.

(53)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 27,500 shares of common stock.

(54)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(55)

These shares are held by Haywood Securities Inc. in trust for Peppy Holdings Ltd. David Steed in his capacity as President to Peppy Holdings Ltd. exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 60,100 shares of common stock and 50,000 shares of common stock acquirable upon exercise of warrants.

(56)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 20,000 shares of common stock.

(57)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(58)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 10,000 shares of common stock.

(59)

These shares are held by Gundyco, 161 Bay Street, 10th Floor, Toronto, ON, M5J 2S8, in trust for Pinetree Resource Partnership. Sheldon Inwentash in his capacity as Chairman and CEO to Pinetree Resource Partnership exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 300,000 shares of common stock.

~~26~~ 28

(60)

These shares are held by Haywood Securities Inc., 2000-400 Burrard Street, Vancouver, BC, V6C 3A6, in trust for the named individual, who exercises sole voting control and dispositive power over these securities.

(61)

These shares are held by Investor Company, 77 Bloor Street West, 3rd Floor, Toronto, ON, M4Y 2T1, in trust for Sanovest Holdings Ltd. Tian Kusumto in his capacity as Vice President to Sanovest Holdings Ltd. exercises sole voting control and dispositive power over these securities.

(62)

Held by Roytor & Co. in trust for Standard Bank of Jersey. Ron Mitchell of Standard Bank of Jersey exercises sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 2,000 shares of common stock

(63)

These shares are held by Haywood Securities Inc. in trust for Grey Goose Investments. Jerome J. Rak in his capacity as President to Grey Goose Investments exercises sole voting control and dispositive power over these securities.

(64)

C. Channing Buckland in his capacity as Chairman and CEO to Bolder Investment Partners Financial Ltd. exercises sole voting control and dispositive power over these securities. Bolder Investment Partners acted as an underwriter for the Company’s IPO.

(65)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 330,000 shares of common stock.

(66)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 20,000 shares of common stock.

(67)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 10,000 shares of common stock.

(68)

The named individuals have joint voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 22,000 shares of common stock. DeAnne Elo's brother, Don Ranta, is current director and consultant and previous employee to Gryphon Gold.

(69)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 1,000 shares of common stock.

(70)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 35,000 shares of common stock.

(71)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 1,000 shares of common stock.

(72)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 20,000 shares of common stock.

(73)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 71,500 shares of common stock.

~~27~~ 29

(74)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 5,000 shares of common stock.

(75)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 40,000 shares of common stock.

(76)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 10,000 shares of common stock.

(77)

The named individuals have joint voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 110,000 shares of common stock.

(78)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 25,000 shares of common stock.

(79)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 25,000 shares of common stock.

(80)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 4,000 shares of common stock.

(81)

The named individual has sole voting control and dispositive power over these securities. Equity included in beneficial ownership total but not being registered under this statement includes 40,000 shares of common stock.

~~Except for Strata Partners, LLC, which acted as a broker in our March 24, 2006 private placement, based on information provided to us, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.~~

Transactions With Selling Shareholders

Prior to our IPO on December 22, 2005, we conducted several private placements with selling shareholders. During our fiscal year ended March 31, 2005, we raised $175,000 by issuing 500,000 shares of common stock to an executive officer at $0.35 per share under the terms of his employment agreement. We raised an additional $4,430,375 by issuing 6,815,962 units in a series of private placements. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.90 per share until the earlier of two years from the issue date and nine months following the date on which common stock is listed on a public stock exchange (subsequently revised to expire on December 22, 2006). As of July 27, 2007, all pre-IPO warrants, except for 141,008 pre-IPO broker warrants, had been exercised or had expired.

During our fiscal quarter ended June 30, 2005, we raised $3,919,765 by issuing 6,030,408 units in a series of private placements. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.90 per share until the earlier of two years from the issue date and nine months following the date on which common stock is listed on a public stock exchange (subsequently revised to expire on December 22, 2006). As of July 27, 2007, all warrants issued in this placement had been exercised or had expired.

On March 24, 2006, we closed the private placement of 5,475,000 units for sale at Cdn$1.25 to a limited number of accredited investors in Canada and the United States. Each unit consisted of one common share and one half of one Series B purchase warrant. The Series B warrants are exercisable until March 23, 2007 at a price of Cdn$1.65. The private offering raised gross proceeds of Cdn$6.8 million. We paid qualified registered dealers a 7% cash commission and issued compensation Series C warrants to acquire 280,500 common shares at price of Cdn$1.40 until March 23, 2007 on a portion of the private placement. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering were applied to fund the continuation of our exploration and development program on the Borealis Property. As of July 27, 2007, all Series B warrants had been exercised or had expired.

~~28~~

30

The selling shareholders involved in the March 24, 2006 private placement are indicated in the footnotes to the "Selling Shareholders Table," above. The following qualified registered dealers received Series C warrants as compensation for services related to this private placement: Strata Partners, LLC, Bolder Investment Partners Ltd., Richardson Partners Financial Ltd, and Research Capital USA Inc. As of July 27, 2007, all Series C warrants had been exercised or had expired.

Mr. Longinotti was appointed as Chief Financial Officer to the Company, effective May 15, 2006. The Company and Michael Longinotti agreed to several terms regarding his services as Chief Financial Officer to the Company. In part, Mr. Longinotti received through a private placement as compensation: 100,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued May 26, 2006, and the Series D warrants were issued June 10, 2006. Mr. Longinotti’s employment commenced April 18, 2006.

Mr. Rajwant Kang is the Secretary, Treasurer, and Corporate Controller to the Company. In June of 2006, as part of a private placement, Mr. Kang was issued 29,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued June 2, 2006, and the Series D warrants were issued June 10, 2006.

As of July 27, 2007, all Series D warrants had been exercised or had expired.

31

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

~~29~~

Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

•

the name of each selling shareholder(s) and of the participating broker-dealer(s),

•

the number of shares involved,

•

the price at which the shares were sold,

•

the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

32

•

that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

•

other facts material to the transaction.

LEGAL PROCEEDINGS

Except as provided below, neither we nor any of our property, including the Borealis Property and the Nevada Eagle Properties, are currently subject to any material legal proceedings or other regulatory proceedings, and to our knowledge no such proceedings are contemplated.

On September 16, 2005, our subsidiary, Borealis Mining Company, was named as a co-defendant in an ongoing civil action pending in the United States District Court for the District of Nevada, entitled United States v. Walker River Irrigation District (Court Doc. No. In Equity C-125, Subfile C-125-B). The action seeks to determine the existence and extent of water rights held by the federal government in the Walker River drainage area for use on federally reserved lands such as Indian reservations, National Forests, military reservations, and the like. The suit does not dispute nor seek to invalidate any existing water rights (including ours); rather, it seeks to determine the extent and priority of the federal government’s water rights. On May 27, 2003, the Court stayed all proceedings to allow the United States, the State of Nevada, the State of California, the Walker River Paiute Tribe, the Walker River Irrigation District, Mono County, California, Lyon County, Nevada, Mineral County, Nevada and the Walker Lake Working Group to attempt to mediate a settlement. Borealis Mining Company was named as one of several hundred co-defendants in this action because it owns water rights within a portion of the Walker River drainage area in Nevada, which were granted under a permit on September 16, 2005. We, like most private water right owners, do not intend to participate in the merits of the lawsuit. We do not believe that this civil action, which will determine the extent and priority of federally reserved water rights in the area, will have any effect on our potential business operations as we currently have permits to access water from two sites for our Borealis Property, one of which is not subject to this action and either of which, individually, would provide a sufficient water supply for our potential operations.

On January 18, 2007, the Company was served with a motion to compel arbitration regarding the termination of its former Chief Operating Officer, Mr. Allen Gordon pursuant to his executive compensation agreement (‘ECA’). Mr. Gordon claimed breach of contract under his ECA by failing to make severance payments of $228,511. A comprehensive settlement agreement was reached on April 19,

2007 that included a one time payment to Mr. Gordon of $75,000 and his resignation from the Board of Directors.

~~30~~

33

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

Our directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the direction of the Board of Directors.

The following table and information that follows sets forth, as of ~~July 27~~November 14, 2007, the names, and positions of our directors and executive officers:

Name and Municipality	Current Office	Principal Occupation	Director
of	with	Last Five Years	Since
Residence	Gryphon Gold

Anthony (Tony) D. J.	Director, Chief	Appointed Chief Executive Officer	May 7,
Ker	Executive Officer	September 2006, Executive Vice	2004
	and President	President, Gryphon Gold Corporation,
West Vancouver, British		2003 to present, General Manager,
Columbia		Transcontinental Printing Inc., 1996 to
2004.

Albert J. Matter	Director	Executive Chairman, since August	April 30,
		2005; Chairman of the Board and Vice	2003
Vancouver, British		President of Corporate Development,
Columbia		Gryphon Gold Corporation, 2003 to
2007. President National Gold
Corporation, 1999 to 2002.
~~Albert J. Matter~~	~~Director and~~	~~Executive Chairman, since August~~	~~April 30,~~
	~~Executive Chairman~~	~~2005; Chairman of the Board and Vice~~	~~2003~~
~~Vancouver, British~~	~~and Chairman of the~~	~~President of Corporate Development,~~
~~Columbia~~	~~Board~~	~~Gryphon Gold Corporation, 2003 to~~
~~present. President National Gold~~
~~Corporation, 1999 to 2002.~~

~~Donald E. Ranta~~	~~Director, Former~~	~~Vice President, Gryphon Gold~~	~~June 14,~~
~~Lakewood, Colorado~~	~~Vice President of~~	~~Corporation 2003 to present.~~	~~2003~~

Richard W. Hughes

North Vancouver, British Columbia

Rohan Hazelton

North Vancouver, British Columbia

Donald W. Gentry Bella Vista, Arkansas Michael K. Longinotti

North Vancouver, British Columbia

~~Michael K. Longinotti~~

~~North Vancouver, British Columbia~~

~~Rajwant Kang~~

~~Vancouver, British Columbia~~

~~Exploration~~

Director

Director

Director

Chief Financial Officer and Secretary

~~Chief Financial Officer~~

~~Corporate Controller, Secretary, and Treasurer~~

~~Consulting Geologist 2001-2003. President, NRX Global (USA) Corp., 2000-2002.~~

President of Klondike Gold Corp.	June 14,
1985 to present.	2003

Vice President Finance 2006 to	July 6,
present, formerly corporate Controller	2005
2004 to 2006 and Mgr. Treasury and
Finance, 2002 to 2004, Goldcorp Inc.
(and Predecessor Wheaton River
Minerals Ltd.), Auditor, Deloitte &
Touche LLP, 1999 to 2002.

President, Chief Executive Officer,	July 18,
Chairman and Director of PolyMet	2005
Mining Corporation, 1998 to 2003

Chief Financial Officer, appointed	—
May 15, 2006, Chief Financial officer
Digital Payment Technologies
February 2005 to May 2006, CFO
Knight Signs Sept 2004 to February
2005, CFO Silent Witness, Nov. 2000
to June 2003. 1992 to 2000
Comptroller and then Treasurer of
Cominco Ltd.
~~Chief Financial Officer, appointed~~	~~—~~
~~May 15, 2006, Chief Financial officer~~
~~Digital Payment Technologies~~
~~February 2005 to May 2006, CFO~~
~~Knight Signs Sept 2004 to February~~
~~2005, CFO Silent Witness, Nov. 2000~~
~~to June 2003. 1992 to 2000~~
~~Comptroller and then Treasurer of~~
~~Cominco Ltd.~~

~~Corporate Controller, Treasurer &~~	~~—~~
~~Secretary since April 2006, Financial~~
~~Officer, Secretary & Director Star~~
~~Shipping (Canada) Ltd. and Squamish~~
~~Terminals Limited April 1999 to April~~
~~2006, Financial Officer and Secretary~~
~~Steppe Gold Resources January 1997~~
~~to April 1999.~~

The following is a description of the business background of the directors and executive officers of the Corporation.

Albert J. Matter, 60, Director, has served as our Chairman of the Board, Vice President of Corporate Development, past Secretary and Treasurer since its inception in early 2003 and was appointed Executive Chairman on August 10, 2005. From 1999 to December of 2002 Mr. Matter served as President and Chief Executive Officer of National Gold Corporation. From spring of 1998 to fall of 1999 Mr. Matter was in retirement. Mr. Matter has over 30 years of experience of providing corporate finance, strategic planning, mergers and acquisition, and business development assistance to numerous corporations and high net worth individuals, especially in Western Canada. Successful corporate financing highlights include projects for Consumers Distributing Ltd., CN/CP Telecom, Madison Ventures Ltd., Rea Gold Corporation, Echo Bay Mines Ltd., Russell Steel Ltd., Blackdome Mining Ltd., Southward Energy Ltd., Winspear Resources Ltd. and National Gold Corporation. Mr. Matter holds a B.A. in Economics from the University of British Columbia.

~~31~~

~~Donald E. Ranta, 63, Director, served as our Vice President of Exploration from June 14, 2003, to January 2006, has held the following positions for the past five years: Director, President and Managing Director, Union Hill Partners, 1997-2000; President, NRX Global (USA) Corp., 2000-2002; Consulting Geologist, 2001 to 2003. Mr. Ranta is an internationally recognized exploration executive experienced in planning, implementing, and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations. Dr. Ranta has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering-economic evaluation, strategic and business planning, and management. Dr. Ranta has over 35 years of business experience and has served in various positions for mining companies, including President, Managing Director, Vice President of Exploration (Echo Bay Mines), Manager (VP) of North American Exploration (Phelps Dodge Corp.), Project Manager and Chief Geologist (AMAX). Dr. Ranta has a Ph.D. in Geological Engineering/Geology from Colorado School of Mines, a M.S. in Geological Engineering/Geology from Mackay School of Mines, University of Nevada, and a B.S. in Geological Engineering from University of Minnesota~~

Richard W. Hughes, 75, Director, is President of Hastings Management Corp., a private management company providing administrative and professional services to public companies engaged in mineral exploration. He is also President of five companies listed on the Toronto Venture Stock Exchange (TSX): Klondike Gold Corp., Klondike Silever Corp., Abitibi Mining Corp., Sedex Mining Corp., Amador Gold Corp., Chairman of Golden Chalice Resources Inc. and is a director of Alamos Gold Corp. and 10 other TSX listed companies. Mr. Hughes has brought four mines into production and had a prominent role in the discovery of the Golden Giant (Hemlo Mine) in Ontario Canada and was responsible for the discovery of the Belmoral Mine and the Sleeping Giant Mine, both in Quebec, Canada.

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Rohan Hazelton, 33, Director, joined our board in July 2005 and was appointed Chairman of the Audit Committee. Mr. Hazelton is currently Vice President, Finance, and formerly was Corporate Controller for Goldcorp Inc. Prior to Goldcorp’s merger with Wheaton River Minerals Ltd; he was a key member of Wheaton’s management team since 2002 during Wheaton’s rapid growth and significant increase in shareholder value. Mr. Hazelton is a Chartered Accountant and previously worked for Deloitte & Touche LLP and Arthur Andersen LLP. Prior to that, Mr. Hazelton was a commercial loans officer for Dialog Bank Moscow, Russia. Mr. Hazelton holds a B.A. in Math and Economics from Harvard University.

Donald W. Gentry, 64, Director, joined our board in July 2005 after retiring from PolyMet Mining Corporation as its President, Chief Executive Officer, Chairman and Director from 1998 to 2003. He is a retired Professor Emeritus of the Colorado School of Mines, having served that institution from 1972 to 1998 as Professor, Department Head and Dean of Engineering. He has an international reputation as a consulting mining engineer, professional educator and mining executive. His primary interests center on the financial aspects of project evaluation, investment decision analysis, project financing, and corporate investment strategies. He previously served as a Director of Santa Fe Pacific Gold Corporation, Newmont Mining Corporation, and Newmont Gold Company and currently is a Director of Golden Gryphon Explorations (a company which is unrelated to Gryphon Gold Corporation). He was elected President of the Society for Mining, Metallurgy and Exploration, Inc. in 1993 and the American Institute of Mining, Metallurgical and Petroleum Engineers in 1996, and to the National Academy of Engineering in 1996. He holds B.S., M.S. and PhD. degrees in mining engineering from the University of Illinois, Mackay School of Mines, and U niversity of Arizona, respectively.

Anthony Ker, 50, Director, has served as our Chief Executive Officer since September 2006 prior to which he was Executive Vice President, Secretary and Treasurer since August 2003. From 1999 to February 2003, Mr. Ker served as Director, Treasurer, Secretary and Chief Financial Officer for National Gold Corporation, a TSX Venture Exchange listed company that merged into Alamos Gold, Inc. (TSX) during the spring of 2003. From 1996 and concurrent with the positions at National Gold Corporation, he was General Manager for Transcontinental Printing, Inc., British Columbia Division, a Toronto Stock Exchange listed company, and the second largest printer in Canada. Prior to the Transcontinental Printing, Inc. position, Mr. Ker managed a large coastal sawmill for International Forest Products Limited and Weldwood of Canada Limited in British Columbia. Mr. Ker holds a Bachelor of Science in Forestry from University of British Columbia.

~~32~~

Michael K. Longinotti, 50, was appointed as our Chief Financial Officer effective May 15, 2006. From 2003 to 2006 Mr. Longinotti has worked with several entrepreneurial companies as CFO including Digital Payment Technologies, Knight Signs and Rx Networks. From 2000 to 2004 he was CFO of Silent Witness, a NASDAQ and TSX listed provider of security equipment and network provider. From 1989 to 2000 he was in various positions, including Comptroller and Treasurer at Cominco Ltd. a multinational mining and smelting corporation with Cdn$ 3 billion in assets. Mr. Longinotti holds a B.S. in Geology and a B.S. in Environmental Science from Washington State University and a B.A. in Business Administration from the University of Washington and is a member of the Washington State Society of Certified Public Accountants.

~~Rajwant Kang, 34, joined our Company April 2006 as our Corporate Controller and was appointed our Treasurer and Secretary in September 2006. From 1999 to 2006 Mr. Kang served as the principal financial officer and Corporate Secretary for Star Shipping (Canada) Ltd. and Squamish Terminals Limited both privately held companies engaged in the shipping industry. He was appointed to the Board of Directors for both companies in 2001. From 1991 to 1999 he was in various positions both in Canada and the United Kingdom including Financial Officer and Secretary for Steppe Gold Resources Ltd. a junior mineral exploration. Mr. Kang holds a Business and Finance accreditation from the United Kingdom and is a~~

~~member of the Association of Accounting Technicians (UK) he also is a designated member of the Certified Management Accountants of Canada (CMA).~~

None of our executive officers or key employees is related by blood, marriage or adoption to any other director or executive officer.

To our knowledge, there is no arrangement or understanding between any of our officers and any other person pursuant to which the officer was selected to serve as an officer.

~~33~~

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information as of ~~July 27~~November 14, 2007 regarding the ownership of our common stock by:

•

each person who is known by us to own more than 5% of our shares of common stock; and

•

each named executive officer, each director and all of our directors and executive officers as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on ~~47,521~~57,161,395 shares of common stock outstanding as of ~~July 27~~November 5, 2007.

For the purposes of the information provided below, shares subject to options and warrants that are exercisable within 60 days following ~~July 27~~November 14, 2007 are deemed to be outstanding and beneficially owned by the holder for the purpose of computing the number of shares and percentage ownership of that holder but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to these tables, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

Principal Stockholders

As of ~~July~~
~~27~~November 14, 2007
Name and Address of Beneficial Owner(1)	Shares	Percent

~~Name and Address of Beneficial Owner(1)~~	~~Shares~~	~~Percent~~
Standard Bank plc	3,426,336	5.99%
~~Allen Gordon~~	~~2,250,000~~	~~4.73%~~
~~390 Union Blvd., Suite 360~~
~~Lakewood, CO 80228~~

~~Albert Matter~~	~~2,614,750(3)~~	~~5.44%(3)~~
~~Suite 810, 1130 West Pender Street~~
~~Vancouver, BC V6E 4A4~~

~~Standard Bank plc~~	~~3,426,336~~	~~7.21%~~
25 Dowgate Hill, Cannon Bridge House
London, United Kingdom EC4R 2SB

Geologic Resource Fund	7,000,000(~~4)~~2)	13.73%(~~4)~~2)

~~Other Directors and Officers — as a group (2)~~Gerry W.	~~6,736,300(5)~~6,3	~~13.52%(5)~~9.99
Baughman and Fabiola Baughman	84,374(3)	%(3)

(1)

Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment control with respect to all shares beneficially owned. Figures shown are on a non-diluted basis.

(2)

~~Figure shown represents the sum of shares owned or controlled individually by directors and officers (other than Mr. Matter and Mr. Gordon) and includes ownership by spouses and minor children (250,000 shares) where it may be considered that direction and control over these shares rests with the director or officer. Mr. Christopher Herald’s sum of shares and warrants are included in this figure although he resigned from the Board of Directors on October 10, 2006.~~

~~(3)~~

~~Includes 600,000 shares acquirable upon exercise of vested stock options and 125,000 restricted stock units. Although only 18,750 restricted stock units have vested all 125,000 were reported to SEC as beneficially owned.~~

~~(4)~~

Geologic Resource Fund LP of 535 Boylston Street, Boston MA currently holds 980,000 shares and 980,000 shares upon exercise of warrants and Geologic Resource Fund LTD of Harbour Centre, Noah Church Street, George Town, Grand Cayman holds 2,520,000 shares and 2,520,000 shares upon exercise of warrants. George Ireland (Chief Investment Officer for both funds) holds sole voting power.

~~34~~

~~(5)~~

~~Includes 2,760,000 shares acquirable upon exercise of vested stock options. This figure also includes 533,000 granted restricted stock units of which 387,500 have not vested but have been recorded to the SEC as full owned non-derivative securities.~~

(3)

6,384,374 common shares beneficially owned by the Baughmans, as joint tenants with rights of survivorship, is comprised of 4,500,000 shares of Common Stock of the Issuer and 1,884,374 shares of Common Stock of the Issuer that are issuable upon conversion of a $5,000,000, convertible note, subject to a cap on conversion at 9.99% of the issued and outstanding.

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Security Ownership of Management

As of ~~July~~
~~27~~November 14, 2007
Name and Address of Beneficial Owner(1)	Shares	Percent

~~Allen Gordon~~Albert Matter	2,~~250,000~~67	4.~~73~~63%(2)
8,780(2)
~~Former Director, President, and Chief Operating Officer~~
~~32509 El Diente Court~~
~~Evergreen, CO 80439~~

~~Albert Matter~~	~~2,614,750(3)~~	~~5.44%(3)~~
~~Executive Chairman, Director~~
~~Suite 810, 1130 West Pender Street~~
~~Vancouver, BC V6E 4A4~~
Director
Suite 810, 1130 West Pender Street
Vancouver, BC V6E 4A4

Anthony Ker	~~1,825,000(4)~~	~~3.62%(4)~~2.9
	1,717,500(3)	7%(3)
Director, President, Chief Executive Officer
Suite 810, 1130 West Pender Street
Vancouver, BC V6E 4A4

Michael Longinotti	483,000(~~5)~~4)	~~1.01%(5)~~0.8
4%(4)
Chief Financial Officer
Suite 810, 1130 West Pender Street
Vancouver, BC V6E 4A4

~~Rajwant Kang~~All directors and executive officers as a group (6 persons)	~~161,300(6)~~7,	~~0.34%(6)~~11.
	029,280(5)	74%(5)
~~Corporate Controller, Secretary, Treasurer~~
~~Suite 810, 1130 West Pender Street~~
~~Vancouver, BC V6E 4A4~~

~~All directors and executive officers as a group (10 persons)~~	~~11,601,050(7)~~	~~22.92%(7)~~

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment control with respect to all shares beneficially owned.

(2)	~~Allen Gordon was terminated as President and COO of the company on November 30, 2006 but remains as a director on the board.~~

~~(3)~~ Includes vested options exercisable to acquire 600,000 shares of common stock and ~~125,000~~140,280 restricted stock units

(~~4)~~	3)

Includes vested options exercisable to acquire 575,000 shares of common stock and ~~125,000~~68,750 restricted stock units. Tony Ker was appointed Chief Executive Officer September 12, 2006 and appointed President January 10, 2007.

(~~5)~~	4)

Includes vested options exercisable to acquire 300,000~~.~~ shares of common stock.

~~(6)~~

(5)

Includes vested options exercisable to acquire ~~82~~2,337,500~~.~~

~~(7) Includes vested options exercisable to acquire 3,935,000~~ shares of common stock~~, 64,500 share upon the exercise of warrants~~ and ~~658,000~~377,780 restricted stock units.

We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

~~35~~

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

As of ~~July 16~~November 14, 2007, we had approximately 1783 shareholders of record of our common stock.

DESCRIPTION OF SECURITIES

Our authorized capital stock of Gryphon Gold consists of one hundred fifty million (150,000,000) shares of common stock, par value $0.001 per share and fifteen million (15,000,000) shares of Preferred Stock, par value $0.001 per share. No other class or series of capital stock is currently authorized under the Corporation’s articles of incorporation.

Common Stock

We had ~~47,521~~57,161,395 shares of common stock outstanding as of ~~July 27~~November 5, 2007.

Holders of common stock are entitled to one vote per share on all matters subject to stockholder vote. The common stock has no preemptive or other subscription rights. All of the presently outstanding shares of common stock are fully paid and non assessable. If the corporation is liquidated or dissolved, holders of shares of common stock will be entitled to share ratably in assets remaining after satisfaction of liabilities and subject to the rights, if any, of the holders of our preferred stock.

The holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available therefore. The corporation has not paid cash dividends with respect to its common stock in the past. No share of common stock of the corporation which is fully paid is liable to calls or assessment by the corporation.

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Preferred Stock

Our articles of incorporation authorize our board of directors to issue, by resolution and without any action by our stockholders, one or more series of preferred stock and to establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Nevada Laws

The Nevada Business Corporation Law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

•

20 to 33 1/3%;

~~36~~

•

33 1/3 to 50%; or

• more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation, which:

•

has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada; and

•

does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 shareholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

The Nevada “Combination with Interested Shareholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested shareholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested shareholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested shareholder” having:

38

•

an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;

•

an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or

•

representing 10 percent or more of the earning power or net income of the corporation.

An “interested shareholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested shareholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested shareholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of:

•

the highest price per share paid by the interested shareholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher;

•

the market value per common share on the date of announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or

•

if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

~~37~~

INTEREST OF NAMED EXPERTS AND COUNSEL

None.

THE SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Company’s Bylaws and Articles of Incorporation (the “Certificate of Incorporation”) provide that we shall, to the full extent permitted by the Nevada General Business Corporation Law, as amended from time to time (the “Nevada Corporate Law”), indemnify all of our directors and officers. Section 78.7502 of the Nevada Corporate Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Under our Certificate of Incorporation, the indemnitee is presumed to be entitled to indemnification and we have the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which such offer or director actually or reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

39

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

Director Independence

The Company’s Board of Directors has determined that Richard W. Hughes, Rohan Hazelton, and Donald W. Gentry are independent directors of the Company based on the definition of independence under the rules of the American Stock Exchange and the Toronto Stock Exchange.

DESCRIPTION OF THE BUSINESS

Name and Incorporation

Gryphon Gold Corporation was formed under the laws of the State of Nevada on April 24, 2003.

~~38~~

Our principal business office, which also serves as our administration and financing office is located in Canada at Suite 810, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4, and our telephone number there is 604-261-2229.

We own 100% of the issued and outstanding shares of our operating ~~subsidiary~~subsidiaries, Borealis Mining Company~~.~~  and Gryphon Nevada Eagle Holding Company. Gryphon Nevada Eagle Holding Company owns 100% of the membership interests in Nevada Eagle Resources LLC. We have no other

~~subsidiary~~subsidiaries. Borealis Mining Company was formed under the laws of the State of Nevada on June 5, 2003, Gryphon Nevada Eagle Holding Company was formed under the laws of the State of Nevada on July 27, 2007, and Nevada Eagle Resources LLC was organized under the laws of the State of Nevada on April 28, 2005.

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History and Background of Company

We were established as a private company in April 2003 by Albert Matter and Allen Gordon to acquire and develop gold properties in the United States. Our objective is to establish a producing gold company through the development and extraction of gold deposits.

In July 2003, through our wholly-owned subsidiary Borealis Mining, we acquired from Golden Phoenix an option to earn up to a 70% joint venture interest in the mining lease for the Borealis Property (July 2003 Option and Joint Venture Agreement) by making qualified development expenditures on that property.

In October 2003, we engaged a mining consultant to develop a preliminary scoping study for the redevelopment of the Borealis Property.

During 2004, we completed drilling, technical and engineering work necessary to prepare a Plan of Operation in respect of the development of an open pit, heap leach mine on the Borealis Property. We submitted the Plan of Operation to the U.S. Forest Service on August 27, 2004, and we continue to work on satisfying all the requirements of the various approval agencies and completing all necessary reviews, including the approval of the Nevada Division of Environmental Protection. The principal mine operating permits were granted in 2006. A further discussion of operating permits and other governmental regulation concerns is described under the caption “Permitting,” below.

Following the course established by the recommendations in the preliminary scoping study, and based on additional geologic field work that was completed in 2004, we retained Ore Reserves Engineering, consulting resource modeling engineers, to complete an updated resource estimate model in accordance with National Instrument 43-101 of the Canadian Securities Administrators. In May 2005, Ore Reserves Engineering delivered the report titled Technical Report on the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada which we refer to as the “Technical Report.”

On January 10, 2005, Borealis Mining entered into a purchase agreement with Golden Phoenix which gave Borealis Mining the right to purchase the interest of Golden Phoenix in the Borealis Property for $1,400,000. Golden Phoenix transferred its interest in the Borealis Property to Borealis Mining on January 28, 2005. Borealis Mining paid $400,000 of the purchase price to Golden Phoenix upon closing of the purchase, and four additional quarterly payments of $250,000 were made to Golden Phoenix. With the final payment of $250,000 on January 24, 2006, Borealis Mining completed all the required payments under the purchase agreement and now has 100% control of the Borealis Property. A portion of the Borealis Property is subject to mining leases, as described under the caption “Borealis Property,” below.

As sole shareholder of Borealis Mining, we control all of the lease rights to a portion of the Borealis Property, subject to advance royalty, production royalty, and other payment obligations imposed by the lease. Our acquisition of the interest of Golden Phoenix in the Borealis Property terminated the July 2003 Option and Joint Venture Agreement.

In addition to our leasehold interest to a portion of the Borealis Property, we also own through Borealis Mining numerous unpatented mining claims that make up the balance of the Borealis Property, and all of the documentation and samples from years of exploration and development programs carried out by the previous operators of the Borealis Property, totaling thousands of pages of data including, but not limited to, geophysical surveys, mineralogical studies and metallurgical testing reports.

~~39~~

On July 11, 2005, we accepted a joint proposal for a feasibility study from the firms of Samuel Engineering, Inc. and Knight Piesold and Company. Samuel Engineering provides services including metallurgical process development and design, and Knight Piesold provides mining, metallurgical and environmental engineering services. Both companies have worked together recently on completing similar studies.

During the period from our inception on April 24, 2003 through March 31, 2004, we funded our capital needs by raising $2,419,200 in private placements, issuing 14,376,000 shares of common stock at prices ranging from $0.10 per share to $0.225 per share.

41

During our fiscal year ended March 31, 2005, we raised $175,000 by issuing 500,000 shares of common stock to an executive officer at $0.35 per share under the terms of his employment agreement. We raised an additional $4,430,375 by issuing 6,815,962 units in a series of private placements. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.90 per share until the earlier of two years from the issue date and nine months following the date on which common stock is listed on a public stock exchange (subsequently revised to expire on December 22, 2006).

During our fiscal quarter ended June 30, 2005, we raised $3,919,765 by issuing 6,030,408 units in a series of private placements. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.90 per share until the earlier of two years from the issue date and nine months following the date on which common stock is listed on a public stock exchange (subsequently revised to expire on December 22, 2006.).

On August 11, 2005, our Board authorized an increase in our authorized capital to consist of 150,000,000 shares of common stock, par $0.001, and 15,000,000 shares of preferred stock, par $0.001. The increase was approved by shareholders.

On December 22, 2005, we completed our initial public offering of 6.9 million units for gross proceeds of approximately $ 5,036,497 with net proceeds of $2,794,557 after deducting costs of $2,241,940. The units were sold at a price of $0.73 (Cdn$0.85) each and consisted of one common share and one Class A warrant. Each Class A warrant is exercisable for a period of 12 months at a price of Cdn$1.15. The common shares are listed on the Toronto Stock Exchange under the symbol “GGN.” The offering was underwritten by a syndicate of Canadian underwriters which included Desjardins Securities, CIBC World Markets, Border Investment Partners and Orion Securities. The units were offered for sale pursuant to a prospectus filed in four Canadian provinces (British Columbia, Alberta, Manitoba and Ontario). The units were also registered in a registration statement filed with the United States Securities and Exchange Commission. The proceeds of the offering will be used principally for the completion of the Company’s feasibility study for its Borealis Property and its exploration program on the Borealis Property, as well as for working capital.

On March 24, 2006, we closed the private placement of 5,475,000 units for sale at Cdn$1.25 to a limited number of accredited investors in Canada and the United States. Each unit consisted of one common share and one half of one Series B purchase warrant. The Series B warrants are exercisable until March 23, 2007 at a price of Cdn$1.65. The private offering raised gross proceeds of Cdn$6.8 million. We paid qualified registered dealers a 7% cash commission and issued compensation options to acquire 280,500 common shares at price of Cdn$1.40 until March 23, 2007 on a portion of the private placement. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company granted registration rights to the investors in this private placement and used commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and caused such statement to be declared effective and remain effective. The proceeds of this offering have been and will be applied to fund the continuation of our exploration and development program on the Borealis Property.

In June 2006, we closed a private placement with our new Chief Financial Officer and our Corporate Controller. Mr. Longinotti was appointed as new Chief Financial Officer to the Company, effective May 15, 2006, and the Company has agreed to enter into a formal employment agreement with him in due course. Mr. Longinotti received through a private placement as compensation: 100,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued May 26, 2006, and the Series D warrants were issued June 10, 2006. Mr. Longinotti’s employment commenced April 18, 2006. Mr. Rajwant Kang is the Corporate Controller to the Company. In June of this year, as part of a private placement, Mr. Kang was issued 29,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued June 2, 2006, and the Series D warrants were issued June 10, 2006.

~~40~~

On November 30, 2006, our board of directors concluded that we would not proceed with near term construction and production financing of the Borealis heap leach mine. The feed for the proposed mine was remnants from the previously mined open pits, and heap and dump material associated with the historical mining operations. The decision not to proceed was made due to the impact of certain technical corrections to the previously announced Feasibility Study and related NI 43-101 Technical Report, dated August 15, 2006. The technical corrections reduced the anticipated quantity of recoverable gold and silver over the project life, and resulted in a marginal projected return on investment. In light of the decision not to proceed with development of a mine, in December 2006, we closed our Denver office and terminated operations and engineering staff, including our Chief Operating Officer Mr. Allen Gordon and Mr. Matt Bender, our Vice President of Borealis Project Development. Mr. Steven Craig, our Vice President of Exploration, was relocated to Nevada. As of December 1, 2006, our Chief Financial Officer, Mr. Michael

Longinotti commenced working on a part-time basis. Under this agreement, his time spent in the office was reduced by 50% along with his salary.

42

In December 2006, we completed the geophysical survey, which commenced in September 2006. The positive geophysical results obtained from induced polarization (IP) surveys identified multiple chargeability and resisitivity anomalies coincident with aeromagnetic lows which extended several kilometers (km) to the north and northwest of the Graben sulphide deposit. The IP surveys identified two new mineralized exploration targets located under the pediments 3.0 km (Central Pediments) and 5.3 km (Western Pediment) northwest of the Graben sulphide deposit.

On January 11, 2007, we announced the results of the revised CIM compliant resource estimate in accordance with NI 43-101 which had been compiled by Mr. Alan C. Noble, P.E. of Ore Reserves Engineering. The results of the report were independently reviewed by AMEC to insure the methodology and assumptions used in the calculations were consistent with industry standards. The resource estimate includes the results of exploration drilling through February 28, 2006. The measured, indicated and inferred gold resource reported in January 2007 is:

~~Date~~
Date		Measured			Indicated			Inferred
	Tons	~~Meas~~	Ozs of	Tons	~~Indic~~	Ozs of	Tons	~~Infer~~	Ozs of
	(000’s)	~~ured~~	Gold	(000’s)	~~ated~~	Gold	(000’s)	~~red~~Gr	Gold
		Grade			Grade			ade
		opt			opt			opt
	~~Tons Grade~~		~~Ozs of~~	~~Tons~~	~~Grade~~	~~Ozs of~~	~~Tons~~	~~Grade~~	~~Ozs of~~
~~Gold~~

The updated report confirmed a total gold resource (measured, indicated and inferred) of 1,822,700 ounces contained in the Borealis property.

The terms “proven mineral reserve” and “probable mineral reserve” used in this prospectus are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission’s Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit, which could be economically and legally extracted or produced at the time the reserve determination is made. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies under the United States federal securities laws and the rules and regulations thereunder.

In January 2007 we retained AMEC to complete a mineral resource estimate covering the entire property that will include drilling results completed through mid- 2007 in the Graben area and will provide a current estimate of the mineral resource in the Central Borealis area including the areas of previous production.

On February 9, 2007 we completed a private placement of 5.0 million units at a price of Cdn$0.90 per unit for gross proceeds of Cdn$4.5 million. Each unit consisted of one common share and one full purchase warrant. The two year warrants are exercisable at a price of Cdn$1.10 if exercised within twelve months of the closing and at a price of Cdn$1.35 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers a 7% cash commission in the amount of Cdn$77,175 and issued compensation options to acquire 85,050 common shares (at a price of Cdn$0.90 per share for a period of 12 months from closing) in respect of the 1.225 million units placed by them. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development program on the Borealis Property.

43

On July 4, 2007, we entered into a membership interest purchase agreement with Gerald W. Baughman and Fabiola Baughman, as sellers, and Nevada Eagle ~~Resources LLC, a Nevada limited liability company ("Nevada Eagle")~~, under which we agreed to purchase all of the outstanding limited liability company interests of Nevada Eagle~~. If the acquisition closes pursuant to the~~ . Upon closing of the membership interest purchase agreement on August 21, 2007, we ~~would acquire~~acquired Nevada Eagle from the sellers for the following consideration~~, payable on the closing date of the acquisition:~~ :

(a)

$2,500,000 in cash;

(b)

four million five hundred thousand (4,500,000) shares of our common stock ~~of Gryphon~~; and

(c)

a 5% convertible note in the principal amount of $5,000,000.

The convertible note, due March 30, 2010, bears interest at the annual rate of 5% and is convertible at the option of the holder into common shares at an initial conversion price of $1.00 per share during first the twelve month period following the closing date, $1.25 per share during the second twelve month period following the closing date, $1.50 per share thereafter and $1.75 per share if converted on March 30, 2010. The interest payments are due on a semi-annual basis beginning on January 1, 2008. In addition to the purchase consideration, the ~~sellers~~Baughmans will be entitled to all revenues of Nevada Eagle (payable in cash, stock, or other consideration) calculated to be received and received on the assets and properties of Nevada Eagle from January 1, 2007 through midnight on December 31, 2007.

In addition, we granted the sellers registration rights under which we agreed to file (within the later of (i) 90 days of the closing date or (ii) any date in which we are required to file a registration statement for a third-party in connection with a financing or acquisition, but no later than 120 days of the closing date) a resale registration statement to register the common shares issuable at closing and issuable upon exercise of the convertible note under the Securities Act of 1933, as amended.

Under the terms of the purchase agreement, the closing of the acquisition ~~is scheduled to occur on or before September, 15, 2007, and is~~was subject to closing conditions, including:

(a)

~~accuracy of representations and warranties;~~

A Lock-up Agreement, dated August 21, 2007, under which the Sellers agree that for a period of three months following the Closing Date not to sell Common Shares issued or issuable under the Purchase Agreement and Convertible Note and, thereafter, to limit the sale of such Common Shares to 20% of the aggregate Common Shares issued under the Purchase Agreement and Convertible Note each quarter (with unsold Common Shares aggregating each quarter thereafter);

(b)

~~performance and compliance with, in all material respects, the agreements, covenants and obligations set forth in the purchase agreement;~~ An Employment Agreement between us and Mr. Baughman for a term of one year, renewable by the parties, to serve as our Vice President of Corporate Development;

(c)

~~material consents, approvals and actions of, filings with and notices to governmental and regulatory authorities;~~

~~42~~

~~(d)~~

~~receipt of certain consents (or in lieu thereof waivers) of third parties;~~

~~(e)~~

~~sellers shall have executed a lock-up agreement under which the sellers agree that for a period of three months following the closing date not to sale common shares issued or issuable under the purchase agreement and convertible note and, thereafter, to limit the sale of such common shares to 20% of the aggregate common shares issued under the purchase agreement and convertible note each quarter (with unsold common shares aggregating each quarter thereafter);~~

~~(f)~~

~~Mr. Baughman entering into an employment agreement for a term of one year, renewable by the parties, to serve as our Vice President of Corporate Development; and~~

~~(g)~~

~~sellers entering into a non-competition agreement.~~

~~Under the terms of the non-competition agreement, sellers will agree not to compete with us for the latter of (i) twelve (12) months following the closing date, or (ii) twelve (12) months following the termination of~~

~~the our employment of Gerald Baughman. The scope of the non-competition obligation relates to the business of acquiring and/or holding base metal and precious metal mineral assets located in the state of Nevada within the Area of Interest and to properties that have been examined by us or Gerald Baughman during the course of his employment by us, in any manner or capacity. "Area of Interest" is defined as any property owned by us, Nevada Eagle, or any affiliate of us or Nevada Eagle on the latter of (i) closing date or (ii) the termination date of Gerald Baughman's employment by us, if any, together with any adjacent areas within one kilometer of the exterior boundary of such properties.~~

~~Management cannot guarantee that all conditions to closing will be satisfied or that the transaction will close. If the acquisition closes pursuant to the membership purchase agreement, Nevada Eagle would become a wholly-owned subsidiary of Gryphon.~~

A Non-Competition Agreement under which the Sellers have agreed not to compete with the Registrant for the latter of (i) twelve (12) months following the Closing Date (the “Restricted Period”), or (ii) twelve (12) months following the termination of the Company’s employment of Gerald Baughman. The scope of the non-competition obligation relates to the business of acquiring and/or holding base metal and precious metal mineral assets located in the state of Nevada within the Area of Interest and to properties that have been examined by the Registrant or Mr. Baughman during the course of his employment by the Registrant, in any manner or capacity. “Area of Interest” is defined as any property owned by the Registrant, Nevada Eagle, or any affiliate of the Registrant or Nevada Eagle on the latter of (i) Closing Date or (ii) the termination date of Gerald Baughman’s employment by the Registrant, if any, together with any adjacent areas within one kilometer of the exterior boundary of such properties;

44

On August 7, 2007, we closed a private placement of 5.0 million units at a price of Cdn.$0.80 per unit for gross proceeds of Cdn.$4.0 million. Each unit will consist of one common share and one full purchase warrant. The two year warrants will be exercisable at a price of Cdn$1.00 if exercised within twelve months of the closing (the "First Anniversary") and at a price Cdn$1.25 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers cash commissions in the amount of Cdn$152,040 and issued warrants to acquire 265,050 common shares (at a price of Cdn$0.83 for a period of up to 9 months from closing). The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development programs.

During the remainder of fiscal 2007 and into fiscal 2008, we plan to continue extension drilling, focused on the expansion of the Graben deposit and exploration drilling for a new gold deposit within the two newly identified potentially gold-bearing hydrothermal systems in the pediments. This 72-hole, $4.5 million budgeted drilling program consists of a series of Graben deposit expansion drilling and extension drilling north and west of the successful G3 – G13 fence of holes. The drilling of the Graben deposit will alternate with follow up exploration drilling in the Central and Western Pediments where 10 holes have intersected two distinct hydrothermal systems hidden beneath the pediments.

Business Objectives

We are in the business of acquiring, exploring, and developing gold properties in the United States, emphasizing the state of Nevada. Our objective is to increase value of our shares through the exploration, development and extraction of gold deposits, beginning with our Borealis Property. The development and extraction may be performed by us or may be performed by potential partners. We will also consider the acquisition and exploration of other potential gold bearing properties within Nevada or areas that have a similar political risk profile. The Plan of Operations that has been approved by the U.S. Forest Service does not present an economic analysis, and we have not placed any information in the Plan of Operations regarding capital expenditures, operating costs, ore grade, anticipated revenues, or projected cash flows. The Plan of Operation was based on the general economic concepts as presented in the Preliminary scoping study.

Corporate Strengths

We believe that we have the following business strengths that will enable us to achieve our objectives:

•

Our management team has significant mining industry experience ranging from exploration to mine development and operation;

•

As the Borealis Property was the site of surface mining operations from 1981 to 1990, we believe the process to receive permits and start operations on previously mined operations is less difficult than getting permits for a previously undisturbed area. The USDA Forest Service and the Nevada Bureau of Mining Regulation and Reclamation have both approved the Plan of Operations and Reclamation Plan, allowing us to proceed with the development of a heap leach mine assuming sufficient oxide resources are found and additional financing is available. We have also received approvals for surface exploration and water wells and have successfully progressed through the required agency and public review process for those permits. .

~~43~~

•

Our land position is extensive, controlled by ~~859~~752 unpatented mining claims covering approximately ~~17,200~~15,500 acres. We believe many surface showings of gold mineralization on the property may provide opportunities for discovery of gold deposits. Our property has multiple types of gold deposits including oxidized material, partial oxidized material, and predominantly sulfide material; which we believe may allow us flexibility in our future plans for mine development and expansion, assuming additional financing is available.

45

We cannot be certain that any mineral deposits will be discovered in sufficient quantities and grade to justify commercial operations. We have no proven or probable reserves. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit; metal prices, which are highly cyclical; the cost to extract and process the mineralized material; and government regulations and permitting requirements. We may be unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations and we may not be able to raise sufficient capital to develop the Borealis Property.

We have specifically focused our activities on Nevada, which was rated the highest jurisdiction in the world for mining investment attractiveness by an independent survey. Mining is an integral part of Nevada’s economy. In 2004, the mining industry increased Nevada’s output by $5.89 billion including both direct and indirect impacts, up from $5.35 billion in 2002. Nevada ranks third in the world in gold production, after South Africa and Australia. Located in the State of Nevada are well known geological trends such as the Carlin Trend, Battle Mountain, Getchell Trend and the Walker Lane Trend. The Borealis Property is also located along the Aurora-Bodie trend which crosses the principal Walker Lane Trend. Borealis, Bodie, Aurora, and other historical producing districts, are aligned along this northeast-southwest belt of significant gold deposits. Nevada Eagle's principal properties have a cumulative 900,000 of historical (the historical estimates are based on internal reports prepared by prior owners prior to February 2001 and were not been prepared in accordance with NI 43-101 standards and thus their reliability has not been verified) ounces of gold.

Gold Industry

Gold Uses. Gold has two main categories of use: fabrication and investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold investors buy gold bullion, official coins and jewelry.

Gold Supply. The supply of gold consists of a combination of production from mining and the draw-down of existing stocks of gold held by governments, financial institutions, industrial organizations and private individuals. In recent years, mine production has accounted for 60% to 70% of the annual supply of gold.

Gold Prices and Market Statistics

The following table presents the annual high, low and average afternoon fixing prices for gold over the past ten years, expressed in U.S. dollars per ounce on the London Bullion Market.

Year	High	Low	Average
997	$ 362	$ 283	$ 331
998	$ 313	$ 273	$ 294
999	$ 326	$ 253	$ 279
000	$ 313	$ 264	$ 279
001	$ 293	$ 256	$ 271
002	$ 349	$ 278	$ 310
003	$ 416	$ 320	$ 363
004	$ 454	$ 375	$ 410
005	$ 536	$ 411	$ 444
006	$ 726	$ 521	$ 604
007 (January 1 – ~~July 27)~~November 5)	$ ~~691~~841	$ 608	$ ~~659~~681

Source: Kitco and Reuters

On ~~July 25~~November 13, 2007, the afternoon fixing price for gold on the London Bullion Market was $~~674.75~~804.25 per ounce and the spot market price of gold on the New York Commodity Exchange was $~~673.70~~800.80 per ounce.

46

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors and Uncertainties” and elsewhere in this prospectus.

Overview

In May 2005 we initiated a drilling program which is continuing. As of March 31, 2007, approximately 172 holes and 105,735 feet of RC drilling have been completed. A majority of the holes were in the area of existing mineralization in order to allow us to start a feasibility study with the aim of identifying gold reserves and, if economically feasible, building a mine.

We are currently performing exploration and drilling on the Borealis Property for the purpose of identifying additional potential gold resources. If we are able to identify additional potential resources we may prepare a feasibility study on the previously mined area of the Borealis Property to further delineate the gold mineralization available for the operation of a mine, to upgrade some or all of the mineralized material to proven and probable reserves, design the open pit mine, heap leach pads and gold recovery plant and to estimate the capital and operating costs of the proposed mining scenario. Metallurgical test work completed to date indicates the oxide material is amenable to conventional heap-leach recovery methods. If we complete a feasibility study and, if warranted have made a decision to begin development, we intend to develop our Borealis Property and place it into production, assuming adequate additional capital is available.

In December, 2005, we completed an underwritten initial public offering of 6,900,000 units for gross proceeds of Cdn$5.9 million. The units were sold at a price of Cdn$0.85 each and consisted of one common share and one Class A warrant. Each Class A warrant is exercisable until December 22, 2006 at a price of Cdn$1.15. The common shares are listed on the Toronto Stock Exchange under the symbol “GGN”.

In March, 2006, we completed a private placement of 5,475,000 units for gross proceeds of Cdn$6.8 million. The units were sold at a price of Cdn$1.25 each and consisted of one common share and one-half of one Series B warrant. Each whole Series B warrant is exercisable until March 23, 2007 at a price of Cdn$1.65.

On June 10, 2006, we completed private placements to an officer and employee of 129,000 units for gross proceeds of Cdn$174,150. The units were sold at a price of Cdn$1.35 each and consist of one common share and one-half of one purchase warrant. Each warrant is exercisable until June 10, 2007 at a price of Cdn$1.82.

On June 26, 2006, we announced that the USDA Forest Service and the Nevada Bureau of Mining Regulation and Reclamation have both approved the Plan of Operations and Reclamation Plan, allowing Gryphon Gold to proceed with the development of a heap leach mine at the Borealis Gold Project. These approvals, combined with the previously approved operating permits from the State of Nevada, represent the key regulatory approvals required to place the Borealis gold mineralization into production.

In December 2006, we completed the geophysical survey, which commenced in September 2006. The positive geophysical results obtained from induced polarization (IP) surveys identified multiple chargeability and resisitivity anomalies coincident with aeromagnetic lows which extended several kilometers (km) to the north and northwest of the Graben sulphide deposit. The IP surveys identified two new mineralized exploration targets located under the pediments 3.0 km (Central Pediments) and 5.3 km (Western Pediment) northwest of the Graben sulphide deposit.

On February 9, 2007 we completed a private placement of 5.0 million units at a price of Cdn$0.90 per unit for gross proceeds of Cdn$4.5 million. Each unit consisted of one common share and one full purchase warrant. The two year warrants are exercisable at a price of Cdn$1.10 if exercised within twelve months of the closing and at a price of Cdn$1.35 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers a 7% cash commission in the amount of Cdn$77,175 and issued compensation options to acquire 85,050 common shares (at a price of Cdn$0.90 per share for a period of 12 months from closing) in respect of the 1.225 million units placed by them. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development program on the Borealis Property and for general working capital.

~~45~~

~~On June 26, 2006, we announced that the USDA Forest Service and the Nevada Bureau of Mining Regulation and Reclamation have both approved the Plan of Operations and Reclamation Plan, allowing Gryphon Gold to proceed with the development of a heap leach mine at the Borealis Gold Project. These approvals, combined with the previously approved operating permits from the State of Nevada, represent the key regulatory approvals required to place the Borealis gold mineralization into production.~~

~~In December 2006, we completed the geophysical survey, which commenced in September 2006. The positive geophysical results obtained from induced polarization (IP) surveys identified multiple chargeability and resisitivity anomalies coincident with aeromagnetic lows which extended several kilometers (km) to the north and northwest of the Graben sulphide deposit. The IP surveys identified two new mineralized exploration targets located under the pediments 3.0 km (Central Pediments) and 5.3 km (Western Pediment) northwest of the Graben sulphide deposit.~~

~~Currently we plan to continue extension drilling, focused on the expansion of the Graben deposit and exploration drilling for a new gold deposit within the two newly identified potentially gold-bearing~~

~~hydrothermal systems in the pediments. This 72-hole, $4.5 million budgeted drilling program consists of a series of Graben deposit expansion drilling and extension drilling north of the successful G3 – G13 fence of holes. The drilling of the Graben deposit will alternate with follow up exploration drilling in the Central and Western Pediments where 4 holes have intersected two distinct hydrothermal systems hidden beneath the pediments. The following activities are planned for the duration of fiscal 2008:~~

~~•~~

~~Continue the Graben deposit drilling extension and expansion program, a series of in-fill drilling and step-out holes along the northern extension of the Graben trend.~~

~~•~~

~~Continue exploration drilling at both the Central Pediment and Western Pediment, which are northwest of the Graben sulphide deposit. Drilling will be guided by the results of the geological and geophysical exploration model.~~

~~•~~

~~Continue to take steps to ensure permits and approvals for the Plan of Operations remain in place.~~

47

On July 4, 2007, we entered into a membership interest purchase agreement with Gerald W. Baughman and Fabiola Baughman, as sellers, and Nevada Eagle Resources LLC ("Nevada Eagle"), under which we agreed to purchase all of the outstanding limited liability company interests of Nevada Eagle. Upon completion of the acquisition on August 21, 2007, Nevada Eagle became a wholly-owned subsidiary of Gryphon Nevada Eagle Holding Company, a Nevada corporation, which is a wholly-owned subsidiary of Gryphon. Nevada Eagle has interests in 54 prospective gold properties covering over 70 square miles of gold trends in Nevada. Twenty-four of these properties are in the Walker Lane belt and added to Gryphon’s inventory of volcanogenic hosted gold resources. Seven of the properties are in the Cortez Trend, seven in the Austin-Lovelock Trend, two in the Carlin Trend and the balance are unique situations throughout Nevada with a few in contiguous states. Twenty-six of the properties are ‘farmed-out’ through lease and option agreements that generate a positive cash flow net of carryings costs. The remaining wholly-owned properties are retained for Gryphon’s own exploration effort or additional future farm outs.

On August 7, 2007, we closed a private placement of 5.0 million units at a price of Cdn.$0.80 per unit for gross proceeds of Cdn.$4.0 million. Each unit will consist of one common share and one full purchase warrant. The two year warrants will be exercisable at a price of Cdn$1.00 if exercised within twelve months of the closing (the "First Anniversary") and at a price Cdn$1.25 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers cash commissions in the amount of Cdn$152,040 and issued warrants to acquire 265,050 common shares (at a price of Cdn$0.83 for a period of up to 9 months from closing). The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development programs.

During fiscal 2008, we plan to continue extension drilling, focused on the expansion of the Graben deposit and exploration drilling for new gold deposits within the two newly identified potentially gold-bearing hydrothermal systems in the pediments.

The following activities are planned for the duration of fiscal 2008:

Continue the Graben deposit drilling extension and expansion program, a series of in-fill drilling and step-out holes along the northern extension of the Graben trend.

Continue exploration drilling at both the Central Pediment and Western Pediment, which are northwest of the Graben sulphide deposit. Drilling will be guided by the results of the geological and geophysical exploration model.

Commence detailed review of properties acquired through Nevada Eagle Resources acquisition and compile exploration and development schedule.

Complete joint venture and lease agreements for the un-leased properties held by Nevada Eagle Resources.

Discussion and Analysis

This discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis the company reviews its estimates and assumptions. The estimates were based on historical experience and other assumptions that the company believes to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but the company does not believe such differences will materially affect our financial position or results of operations. Critical accounting policies, the policies the company believes are most important to the presentation of its financial statements and require the most difficult, subjective and complex judgments, are outlined below in “Critical Accounting Policies,” and have not changed significantly.

48

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements is in accordance with accounting principles generally accepted in the United States. The following are critical accounting policies and estimates which we believe are important to understanding our financial results.

~~46~~

Use of estimates

The preparation of financial statements requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from these estimates.

Revenue recognition

Mineral lease rentals or option payments are treated as reductions of the cost of the property as the payor is accumulating an interest in the mineral property; payments in excess of capitalized costs are recognized in income. Some agreements provide for payments in the form of stock and other equity instruments as well as cash payments. Stock and other equity instruments are recognized based on their fair market value at the time of receipt. Fluctuations incurred during the holding period are accounted for as gains or losses from held for trading securities. Privately held stock, or stock that is not currently trading is valued at zero. The leases provide for the receipt of royalty payments upon production of the property. Royalty payments will be recognized in the period in which production occurs. There are no properties in the production stage at this time.

Exploration of mineral property interests

We expense exploration costs as they are incurred. When we determine that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, we will transfer capitalized costs to the appropriate asset category and amortize them over their estimated useful lives and/or ounces produced, as appropriate. We capitalize the cost of acquiring mineral property interests (including claims establishment and maintenance) until we have determined the viability of the property. We expense capitalized acquisition costs if we determine that the property has no future economic value. We will also write down capitalized amounts if estimated future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the carrying value of the property.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123 (R)”) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method.

Prior to March 31, 2006, the Company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company did not recognize employee stock-based compensation costs in its statement of operations for the periods prior to March 31, 2006, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. The Company’s total employees are relatively few in number and turnover is considered remote, therefore the Company currently estimates forfeitures to be 5.5% . Estimation of forfeitures will be reviewed on a quarterly basis.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development or normal use of the assets with a corresponding increase in the carrying amount of the related long-lived asset. This amount is then depreciated over the estimated useful life of the asset. Over time, the liability is increased to reflect an interest element considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. Currently, the Company has a reclamation liability of $5,600 which is disclosed further in Note 9 of the financial statements.

Tax valuation allowance

We have recorded a valuation allowance that fully reserves for our deferred tax assets because at this time we cannot establish that we will be able to utilize the tax loss carryforwards in the future. If in the future we determine that we will be able to use all or a portion of our deferred tax assets in the future, based on our projections of future taxable income, we will reduce the valuation allowance, thereby increasing income in that period.

~~47~~

Foreign currency translation

The United States dollar is our functional currency. Transactions involving foreign currencies for items included in operations are translated into U.S. dollars using average exchange rates; monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all other balance sheet items are translated at the historical rates applicable to the transactions that comprise those amounts. Translation gains and losses are included in our determination of net income.

Recent Accounting Pronouncements

The United States Securities and Exchange Commission recently announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). Registrants must adopt SFAS 123(R)'s fair value method of accounting for share-based payments to employees no later than the beginning of the first annual period beginning after December 15, 2005. We adopted SFAS 123(R) effective April 1, 2006.

The Financial Accounting Standards Board ratified the consensus of the Emerging Issues Task Force that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. To date the Company has not incurred any stripping costs.

In June 2006, the FASB issued FASB interpretation No. 48 – Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have a material impact on the Company’s consolidated financial statements.

50

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.

Results of Operations

We are in an exploration stage and currently have no producing mineral properties and thus we had no revenues during all reporting periods.

~~48~~

Year ended March 31, 2007 compared to year ended March 31, 2006

For the year ended March 31, 2006 we had a net loss of $8,737,141 or $0.21 per share compared to a net loss of $5,602,336 or $0.19 per share for the prior year, as spending on our exploration activities increased significantly, along with an increase in staffing levels and higher corporate administration costs.

Exploration expenses during the year ended March 31, 2007 were $4,819,692 or 55% of our total expenses compared to $3,657,010 or 65% of total expenses in the prior year. The increase in spending was related to continuation of permitting activities, exploration drilling program and completing the feasibility study on our Borealis property, which commenced May 2005 and was terminated in November 2006. During the year we drilled a total of 56 reverse circulation holes (totaling 54,530 feet) on the Borealis property, compared to 136 holes drilled during the prior year.

Management salaries and consulting fees for the year ended March 31, 2007 were $2,632,794 compared to $1,145,626 incurred in the prior year as staffing increased and the company adopted the fair value recognition provisions of SFAS No. 123(R), “Stock-Based Payment”, which resulted in additional non-cash compensation expense of $1,268,422 to be recognized in the year. Salaries and consulting fees are expected to decrease in future periods as we have reduced staff due to postponing the development of our heap leach mine on the Borealis property. General and administrative expenses totaled $890,596, compared to $480,891 in the prior year. The increase is due to higher spending on investor relations, rent related to our Lakewood and Hawthorne offices, related office support and insurance. We incurred $96,964 in closing costs of our Lakewood, Colorado office, this amount was included in general and administrative expenses. Legal and audit fees for the period increased to $330,005 from $307,942 for the year ended March 31, 2006, this is mainly due to costs associated with being a public company that reports in both Canada and the United States and is therefore subject to additional reporting and compliance requirements. Travel and accommodation expense for the year ended March 31, 2007 was $325,024, compared to $154,887 for the prior year. The increase is due to greater corporate travel associated with investor relations and property site visits. Interest income earned on cash deposits was $322,725 for the year ended March 31, 2007, compared to $168,170 in the prior year due to higher cash balances held on average through the current year versus the prior year.

Year ended March 31, 2006 compared to year ended March 31, 2005

For the year ended March 31, 2006 we had a net loss of $5,602,336 million, or $0.19 per share, compared to a net loss of $2,525,420 million, or $0.17 per share, as spending on our exploration activities increased significantly. The current year period loss does not reflect the costs directly related to the completion of our initial public offering (IPO) in December 2005 and a private placement in March 2006, as those costs are treated as share issue costs and are offset directly against the proceeds of the offering.

Exploration expenses during the year ended March 31, 2006 were $3,657,010 or 65% of our total expenses compared to $1,009,173 or 40% of total expenses in the prior year. The increase in spending was all related to continuation of permitting activities and the drilling program and feasibility study on our Borealis property initiated in May 2005 and ongoing. During the year we drilled a total of 136 reverse circulation holes (totaling 60,830 feet) on the Borealis property, compared to 32 holes drilled during the prior year.

51

Management salaries and consulting fees were $1,145,626 compared to $1,059,871 expended in the prior fiscal year, as staffing increased. Legal and audit fees expensed increased to $307,942 from $217,457 spent in fiscal 2005, the increase in costs reflecting activity related to exploring financing alternatives and changing our reporting to US generally accepted accounting principles (GAAP) from Canadian GAAP. Our travel and accommodation expenses were $154,887, up from $125,950 spent in the prior year, the increase is due to higher staffing and travel related to financing activities prior to the IPO and also more frequent travel to the Borealis property. Travel costs directly related to the IPO were recorded as part of share issue costs in stockholders' equity. General and administrative expenses for the year were $480,891 up from $116,219 in the prior year. The increase was due to higher spending on investor relations, rent with the establishment of our Lakewood office in September, office support, insurance and telephone. Interest income earned on cash deposits was $168,170 compared to $9,646 in the prior year due to significantly higher cash balances in 2006 and the use of interest bearing bank accounts for a full year in 2006 compared to only part of the year in 2005.

~~48~~

Three months ended September 30, 2007 compared to three months ended September 30, 2006

For the three months ended September 30, 2007 we had a net loss of $2,500,535 or $0.04 per share compared to a net loss of $1,871,080 or $0.05 per share in the same period in the prior year, as spending on our exploration activities on the Borealis property increased by $207,223 and we incurred additional onetime costs related to a transition agreement for an employee and director.

Exploration expenses during the three months ended September 30, 2007 were $1,274,926 or 50% of our total expenses compared to $1,067,703 or 55% of total expenses in the prior year. During the second quarter ended September 30, 2007 we completed drilling 10 holes, totaling 12,080 feet (3,682 meters) compared to completing 7 holes totaling 10,395 feet (3,168 meters) in prior year’s comparable period. The increase in spending was related to continuation of the exploration drilling program and progressing on building a geologic model of the Graben deposit on our Borealis property. A Controlled Source Audio-Frequency Magnetotelluric geophysical study was also completed late in the second quarter of 2007.

Management salaries and consulting fees in the quarter ended September 30, 2007 were $695,068 compared to $482,009 incurred in the quarter ended September 30, 2006 due to the one-time cost of a transition agreement for an employee and director. The cost of the transition agreement was $322,464, including non-cash costs of $81,235.

The majority of the cash costs will be paid out over an 18 month period. Excluding the cost of the transition agreement, management salaries and consulting fees would have totaled $372,604 for the quarter ended September 30, 2007, a decrease of 23% from the prior years comparable quarter. This decrease is related to the closure of the Denver engineering office during late 2006. Total non-cash compensation costs included in the quarter ended September 30, 2007 were $271,462 versus $225,691 in the prior year’s comparable quarter.

General and administrative costs for the quarter ended September 30, 2007 was $314,743 compared to $240,176 for the quarter ended September 30, 2006. Investor relations costs increased by $40,000 and filing fees increased by $79,000, during the comparable periods. Legal and audit fees for the period increased to $126,560 from $87,393 for the three months ended September 30, 2006, and is mainly due to costs associated with being a public company that reports in both Canada and the United States, and registering stock issued under private placements. Travel and accommodation expense during the quarter ended September 30, 2007 was $51,052, compared to $65,762 expended on travel in the prior year's comparable quarter. The decrease is due to cost savings from closing the Denver office in the prior year and fewer property site visits. Interest income earned on cash deposits was $55,411 for the quarter ended September 30, 2007, compared to $84,102 in the prior year quarter due to lower average cash balances then the prior quarter. Interest expense was $58,553 during the quarter ended September 30, 2007 due to the issue of a convertible promissory note as partial payment for the purchase of the membership interest of Nevada Eagle Resources LLC in August 2007.

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Six months ended September 30, 2007 compared to Six months ended September 30, 2006

For the six month period ended September 30, 2007 we incurred a net loss of $4,727,088 or $0.09 per share compared to a net loss of $3,871,214 or $0.10 per share incurred during the same period in the prior year, as spending increased on our exploration activities, along the one-time cost of the transition agreement and higher corporate administration costs.

Exploration expenses during the six month period ended September 30, 2007 were $2,753,398 or 57% of our total expenses compared to $2,321,218 or 57% of total expenses in the prior year. During the current year we have drilled a total of 26 holes at the Borealis property, representing 30,970 feet (9.440 meters) compared to 26 holes representing 23,395 feet (7,130 meters). Although the number of holes completed is the same for the two years, there was an increase of 32% for total number of feet drilled.

Management salaries and consulting fees in the six months ended September 30, 2007 were $1,133,431 compared to $890,602 for the same period in the prior year. The increase is due to the recognition of $322,464 in one-time costs for the transition agreement covering a single employee and director including non-cash costs of $81,235. The majority of the cash costs will be paid out over an 18 month period. Excluding the cost of the transition agreement, management salaries and consulting fees would have totaled $810,967 for the six months ended September 30, 2007, a decrease of 9% from the prior year’s comparable period. This decrease is to the closure of the Denver engineering office during late 2006. Total non-cash compensation costs included in the six months ended September 30, 2007 were $484,494 versus $250,064 in the prior year’s comparable period.

Legal and audit fees for the six month period increased to $197,857 from $164,759 incurred in the prior year’s comparable period. The higher costs reported in the six months ended September 30, 2007 were associated with increases that occurred during the quarter ended September 30, 2007 and are identified above. Travel and accommodation during the six months ended September 30, 2007 was $103,704, compared to $185,439 reported in prior year six month period ended September 30, 2006. The decrease was due to a reduction is site visits and the closure of the Denver engineering office in late 2006. General and administrative expenses were $557,605, versus $481,218 in the prior year’s comparable period. The increase is due to higher spending on investor relations and filing fees. Interest income earned on cash deposits was $129,550 for the six months ended September 30, 2007, compared to $176,529 for the six months ended September 30, 2006, due to lower average cash balances during the six month period. Interest expense totaled $58,553 and arose from the issuance of a convertible promissory note related to the purchase of Nevada Eagle Resources LLC on August 21, 2007. $28,367 of the interest expense is non-cash.

Liquidity and Capital Resources

Our principal source of liquidity is cash that is raised by way of sale of common shares from treasury. During the fiscal year ended March 31, 2007 total cash of $3,932,234 was raised from the sale of stock in private placements. A further $1,550,553 was raised through the exercise of warrants to common shares of the company.

At March 31, 2007, we had working capital of $6,525,160, and we had current assets consisting of $7,150,154 in cash, $65,483 in accounts receivable and $129,065 in prepaid expenses. We had $819,542 in current liabilities at March 31, 2007, consisting of $786,565 in accounts payable and accrued liabilities and $32,977 in current portion of capital leases. Currently, we do have sufficient working capital for the completion of our currently announced (January 17, 2007) drilling program and to continue with our operations for the next twelve months.

At September 30, 2007, we had working capital of $2,798,040. Current assets consisted of $3,927,854 in cash, $57,556 in accounts receivable and $75,057 in prepaid expenses. We had $1,262,427 in current liabilities at September 30, 2007, consisting of $1,223,812 in accounts payable and accrued liabilities and $38,615 related to the current portion of capital leases.The increase in accounts payable and accrued liabilities compared to the balance at March 31, 2007 is related to increased exploration costs and the recognition of the transition agreement that will be paid over 18 months.

During the quarter ended September 30, 2007, we used cash in operating activities of $1,569,584, which included our net loss during the quarter of $2,500,535, off-set by depreciation of $16,390, non-cash compensation of $271,462 and changes in non-cash working capital of $29,696 decrease for accounts receivable, $416,128 increase for accounts payable and $162,356 decrease for pre-paid expenses. We used cash in investing activities of $3,022,314, including $3,048,176 for the purchase of Nevada Eagle LLC, $45,000 for reclamation deposits, $16,391 for equipment purchases and a decrease of $103,813 in deferred acquisition costs. Financing activities provided cash of $3,536,866, which included $3,879,197 from the issuance of shares in connection with a private placement offset by capital lease principal payments of $5,917. Cash decreased during the period by $1,050,032 to $3,927,854 as at September 30, 2007.

53

Under the terms of the acquisition agreement for Nevada Eagle Resources a cash payment of $2,500,000 was made on August 21, 2007. Refer to the section ‘Contractual Obligations' under this document for a full description of the acquisition and commitment.

On February 9, 2007, we closed the private placement of 5,000,000 units for sale at Cdn$0.90 to a limited number of accredited investors in Canada and the United States. Each unit consisted of one common share and one Series E purchase warrant. The Series E warrants are exercisable until February 8, 2008 at a price of Cdn$1.10 (first anniversary) and from February 9, 2008 until February 8, 2009 at a price of Cdn$1.35. The private offering raised gross proceeds of Cdn$4.5 million. We paid qualified registered dealers a 7% cash commission and issued compensation Series F warrants to acquire 85,050 common shares at price of Cdn$0.90 until February 9, 2008 on a portion of the private placement. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration program on the Borealis Property.

On March 15, 2007, we entered into a Advisory Services Agreement with Roman Friedrich & Company Ltd. (RFC) Under the terms of the Advisory Services Agreement, commencing March 15, 2007, in exchange for RFC’s financial advisory services, we agreed to compensate RFC by paying a retainer fee of Cdn$7,500 per month and issuing 7,500 common shares per month, payable on a quarterly basis commencing June 2007. As of ~~July 27~~November 14, 2007, ~~we issued RFC 30~~55,000 shares ~~for~~ were issued to Roman Friedrich.

On July 4, 2007, we entered into a membership interest purchase agreement with Gerald W. Baughman and Fabiola Baughman, as sellers, and Nevada Eagle Resources LLC ("Nevada Eagle"), under which we agreed to purchase all of the outstanding limited liability company interests of Nevada Eagle. Upon completion of the acquisition on August 21, 2007, Nevada Eagle became a wholly-owned subsidiary of Gryphon Nevada Eagle Holding Company, a Nevada corporation, which is a wholly-owned subsidiary of Gryphon. Nevada Eagle has interests in 54 prospective gold properties covering over 70 square miles of gold trends in Nevada. Twenty-four of these properties are in the Walker Lane belt and added to Gryphon’s inventory of volcanogenic hosted gold resources. Seven of the properties are in the Cortez Trend, seven in the Austin-Lovelock Trend, two in the Carlin Trend and the balance are unique situations throughout Nevada with a few in contiguous states. Twenty-six of the properties are ‘farmed-out’ through lease and option agreements that generate a positive cash flow net of carryings costs. The remaining wholly-owned properties are retained for Gryphon’s own exploration effort or additional future farm outs.

On August 7, 2007, we closed a private placement of 5.0 million units at a price of Cdn.$0.80 per unit for gross proceeds of Cdn.$4.0 million. Each unit will consist of one common share and one full purchase warrant. The two year warrants will be exercisable at a price of Cdn$1.00 if exercised within twelve months of the closing (the "First Anniversary") and at a price Cdn$1.25 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers cash commissions in the amount of Cdn$152,040 and issued warrants to acquire 265,050 common shares (at a price of Cdn$0.83 for a period of ~~March 15 – July 15.~~ up to 9 months from closing). The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development programs.

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Updated share capital as of
September 30, 2007:
Basic Common Stock Issued and	57,142,645
Outstanding
Warrants, Options and other	16,696,108
Convertible Securities
Fully Diluted Common Stock	73,838,753

Summary of any product research and development that the company will perform for the term of the plan

The Company does not anticipate performing any product research and development under its plan of operation.

Expected purchase or sale of plant and significant equipment

The Company is reviewing alternatives for purchase of mine equipment if the development of a mine on the Borealis property is warranted by a feasibility study and additional financing is obtained.

Significant changes in number of employees

We started the year with eleven employees but due to closing the Lakewood, Colorado office this number decreased to eight in late 2006. We currently have ten employees, two of which started in April 2007. We do not expect a significant change in this number.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

~~50~~

Contractual Obligations

We make advance royalty payments of $9,094 per month to certain lease holders while exploration is proceeding on the Borealis Property. Also, to maintain its existing claims, we make payments totaling approximately $130,000 annually. These payments are contingent upon us maintaining an interest in the property.

As of ~~March 31~~September 30, 2007, we had the following non-cancelable contractual obligations:

		Payments Due by Period (3)

					More
		Less than 1		4-5	than 5
	Total	year	2-3 Years	Years	Years

~~Capital~~Operating Lease	~~$54,010~~$	~~$36,219~~$	~~$17,791~~$1	$0	$0
~~obligations~~Obligation (1)	37,262	20,328	6,940
~~Operating~~Capital Lease	~~49,624~~38	~~35,029~~21	~~14,595~~17,3	0	0
~~Obligation~~Obligations (2)	,615	,307	08

Debenture			5,000,000
Total	~~$103,634~~	~~$71,248~~$	~~$32,386~~$5,	$0	$0
	$75,883	41,635	034,248

(1)

Obligation for the rental of office space in Vancouver BC with an initial 3 year term, terminating August 2008 and payments of approximately $3,388 per month, based on the September 30, 2007 exchange rate of Cdn$0.9948 equals US$1.

(2)

     The capitalized leases is for the purchase of two trucks. ~~(2)~~

~~Obligation for the rental of office space in Vancouver BC with an initial 3 year term, terminating August 2008 and payments of approximately $2,920 per month.~~

~~(3)~~

~~The table does not include employment contracts with certain executive management which are described under the section heading “Executive Compensation”.~~

(3)

The table does not include employment contracts with certain executive management which are described in our 10K-SB filed June 22, 2007 under the section heading “Executive Compensation”.

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Under the terms of the Purchase Agreement we closed with Gerald W. Baughman and Fabiola Baughman, as sellers, and Nevada Eagle, we acquired Nevada Eagle from the Baughman’s for the following consideration, paid on August 21, 2007:

(a)

$2,500,000 in cash;

(b) four million five hundred thousand (4,500,000) shares of our common stock; and

(c) a 5% convertible note in the principal amount of $5,000,000.

The Convertible Note, due March 30, 2010, bears interest at the annual rate of 5% and is convertible at the option of the holder into common shares at an initial conversion price of $1.00 per common share during first the twelve month period following the Closing Date, $1.25 per common share during the second twelve month period following the Closing Date, $1.50 per common share thereafter and $1.75 per common share if converted on March 10, 2007. The interest payments are due each January 1 and June 1, beginning on January 1, 2008. In addition to the purchase consideration, the Sellers will be entitled to all revenues of Nevada Eagle (payable in cash, stock, or other consideration) calculated to be received and received on the assets and properties from January 1, 2007 through midnight on December 31, 2007.

In addition, granted the Sellers registration rights under which we agreed to file (within the later of (i) 90 days of the Closing Date or (ii) any date in which we are required to file a registration statement for a third-party in connection with a financing or acquisition, but no later than 120 days of the Closing Date) a resale registration statement to register the common shares issuable at Closing and issuable upon exercise of the Convertible Note under the Securities Act of 1933, as amended. We also entered into an Employment Agreement with Mr. Baughman for a term of one year, renewable by the parties, to serve as our Vice President of Corporate Development.

Certain information contained in this “Management Discussion and Analysis” constitutes forward looking information and actual results could differ from estimates, expectations or beliefs contained in such statements.

DESCRIPTION OF PROPERTY

Executive Offices

We lease our principal executive office at Suite 810, 1130 West Pender Street, Vancouver, BC V6E 4A4. We do not currently maintain any investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, nor do we expect to do so in the foreseeable future.

Borealis Property

Unless stated otherwise, information of a technical or scientific nature related to the Borealis Property is summarized or extracted from the “Technical Report on the Mineral Resources of the Borealis Gold Project” dated August 15, 2006 and revised January 11, 2007, prepared by Mr. Alan C. Noble, P.E. of Ore Reserves Engineering in Lakewood, CO, a “Qualified Person”, as defined in National Instrument 43-101 of the Canadian Securities Adminstrators. Mr. Noble is independent from us. The Technical Report was prepared in accordance with the requirements of National Instrument 43-101. Management’s plans, expectations and forecasts related to our Borealis Property are based on assumptions, qualifications and procedures which are set out only in the full Technical Report. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Technical Report which will be available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) at website: www.sedar.com and on the Company’s website at www.gryphongold.com.

The Borealis Property in Nevada is our principal asset, which we hold through our subsidiary, Borealis Mining. In the 1980’s previous operators of the Borealis Property mined approximately 600,000 ounces of gold from near-surface oxide deposits. In this prospectus, the previously mined area is referred to as the “Borealis site”, the “previously disturbed area” or the “previously mined area”, while our references to the Borealis Property refer to the entire property we own or lease through Borealis Mining.

~~51~~

56

Echo Bay Mines Limited ceased active mining operations in 1991. Full site reclamation was completed in 1994. Reclamation bonds were released and Echo Bay relinquished its lease in 1996.

At Borealis, there is one large hydrothermal system, containing at least 14 known gold deposits, some of which are contiguous. There has been historical production from 8 of these deposits. As there are several other showings of gold mineralization across the property, there is an opportunity to identify additional gold deposits.

Borealis Property Description and Location

The Borealis Property is located in Mineral County in southwest Nevada, 12 miles northeast of the California border. The Borealis Property covers approximately 14,900 acres. The approximate center of the property is at longitude 118° 45’ 34” North and latitude 38° 22’ 55” West.

The Borealis Property is comprised of 859 unpatented mining claims of approximately 20 acres each, totaling about 17,200 acres (or approximately 27 square miles), and one unpatented millsite claim of approximately 5 acres. Of the 859 unpatented mining claims, 122 claims are owned by others but leased to Borealis Mining, and 737 of the claims were staked by Golden Phoenix or Gryphon Gold and transferred to Borealis Mining. The above claims include a total of 112 claims staked during 2006.

Our rights, through Borealis Mining as the owner or lessee of the claims, allow us to explore, develop and mine the Borealis Property, subject to the prior procurement of required operating permits and approvals, compliance with the terms and conditions of the mining lease, and compliance with applicable federal, state, and local laws, regulations and ordinances. We believe that all of our claims are in good standing.

The 122 leased claims are owned by John W. Whitney, Hardrock Mining Company and Richard J. Cavell, whom we refer to as the “Borealis Owners.” Borealis Mining leases the claims from the Borealis Owners under a Mining Lease dated January 24, 1997 and amended as of February 24, 1997. The mining lease was assigned to Borealis Mining by the prior lessee, Golden Phoenix. The mining lease contains an “area of interest” provision, such that any new mining claims located or acquired by Borealis Mining within the area of interest after the date of the mining lease shall automatically become subject to the provisions of the mining lease.

The term of the mining lease extends to January 24, 2009 and continues indefinitely thereafter for so long as any mining, development (including exploration drilling) or processing is being conducted on the leased property on a continuous basis.

The remainder of the Borealis Property consists of 737 unpatented mining claims and one unpatented millsite claim staked by Golden Phoenix, Gryphon Gold or Borealis Mining. Claims staked by Golden Phoenix were transferred to Borealis Mining in conjunction with our January 28, 2005 purchase of all of Golden Phoenix’s interest in the Borealis Property. A total of 263 claims of the total 737 claims held by Gryphon Gold are contiguous with the claim holdings, are located outside of the area of interest, and are not subject to any of the provisions of the lease.

All of the mining claims (including the owned and leased claims) are unpatented, such that paramount ownership of the land is in the United States of America. Claim maintenance payments and related documents must be filed annually with the Bureau of Land Management (BLM) and with Mineral County, Nevada to keep the claims from terminating by operation of law. Borealis Mining is responsible for those actions. At present, the estimated annual BLM maintenance fees are $125 per claim, or $109,375 per year for all of the Borealis Property claims (859 unpatented mining claims plus one millsite claim).

Royalty Obligations

The leased portion of the Borealis Property is currently subject to advance royalty payments of approximately $9,094 per month, payable to the Borealis Owners. These advance royalty payments are subject to annual adjustments based on changes in the United States Consumer Price Index.

The terms of the mining lease require the payment of a net smelter returns production royalty by Borealis Mining to the Borealis Owners in respect of the sale of gold (and other minerals) extracted from those claims within the area of interest specified in the mining lease. The royalty rate for gold is determined by dividing the monthly average market gold price by 100, with the result expressed as a percentage. The royalty amount is determined by multiplying that percentage by the amount of monthly gold production from the claims in the “area of interest” and by the monthly average market gold price, after deducting all smelting and refining charges, various taxes and certain other expenses. For example, using an assumed monthly average market gold price of $400, the royalty rate would be 4%. Using an assumed monthly production of 5,000 ounces of gold from the leased claims, the monthly royalty amount would be 5,000 ounces times $400 per ounce, less allowable deductions, multiplied by 4%.

~~52~~

At present, there is no royalty payable to the United States or the State of Nevada on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Primary access to the Borealis Property is gained from an all weather county gravel road located about two miles south of Hawthorne from State Highway 359. Hawthorne is about 133 highway miles southeast of Reno. The Borealis Property is about 16 road miles from Hawthorne.

The elevation on the property ranges from 7,200 ft to 8,200 ft above sea level. This relatively high elevation produces moderate summers with high temperatures in the 90°F (32°C) range. Winters can be cold and windy with temperatures dropping to 0°F (-18°C). Average annual precipitation is approximately 10 inches, part of which occurs as up to 60 inches of snowfall. Historically, the Borealis Property was operated throughout the year with only limited weather related interruptions.

Topography ranges from moderate and hilly terrain with rocky knolls and peaks, to steep and mountainous terrain in the higher elevations.

The vegetation throughout the project area is categorized into several main community types: pinyon/juniper woodland, sagebrush, ephemeral drainages and areas disturbed by mining and reclaimed. Predominate species include pinyon pine, Utah juniper, greasewood, a variety of sagebrush species, crested wheat grass and fourwing saltbush.

There is a power line crossing the Borealis Property within 2 miles of the center of the potential operations, which we will evaluate for the power source during our potential future engineering feasibility work. Water is available from two water basins located approximately 5 miles and 7 miles south of the planned mine site, respectively. Water for historical mining operations was supplied from the basin 5 miles away from the site. We have obtained permits from the Nevada Division of Water Resources to access water from each of these basins. We believe that each of these basins, individually, would provide a sufficient water supply for our potential operations.

The Borealis site has been reclaimed by the prior operator to early 1990’s standards. The pits and the project boundary are fenced for public safety. Currently, access to the pits and leach heap areas is gained through a locked gate. No buildings or power lines or other mining related facilities located on the surface remain. All currently existing roads in the project area are two — track roads with most located within the limits of the old haul roads that have been reclaimed.

The nearest available services for both mine development work and mine operations are in the small town of Hawthorne, via a wide well-maintained gravel road. Hawthorne has substantial housing available, adequate fuel supplies and sufficient infrastructure to meet basic supply requirements. Material required for property development and mine operations are generally available from suppliers located in Reno, Nevada.

History of the District and Borealis Property

The original Ramona mining district, now known as the Borealis mining district, produced less than 1,000 ounces of gold prior to 1981. In 1978 the Borealis gold deposit was discovered by S. W. Ivosevic (1979), a geologist working for Houston International Minerals Company (a subsidiary of Houston Oil and Minerals Corporation). The property was acquired from the Whitney Partnership, which later became the Borealis Owners, following Houston’s examination of the submitted property. Initial discovery of ore-grade gold mineralization in the Borealis district and subsequent rapid development resulted in production beginning in October 1981 as an open pit mining and heap leaching operation. Tenneco Minerals acquired the assets of Houston International Minerals in late 1981, and continued production from the Borealis mine. Subsequently, several other gold deposits were discovered and mined by open pit methods along the generally northeast-striking Borealis trend, and also several small deposits were discovered further to the northwest in the Cerro Duro area. Tenneco’s exploration in early 1986 discovered the Freedom Flats deposit beneath thin alluvial cover on the pediment southwest of the Borealis mine. In October 1986, Echo Bay Mines acquired the assets of Tenneco Minerals.

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With the completion of mining of the readily available oxide ore in the Freedom Flats deposit and other deposits in the district, active mining was terminated in January 1990, and leaching operations ended in late 1990. Echo Bay left behind a number of oxidized and sulfide-bearing gold mineral resources. All eight open pit operations are reported to have produced 10.7 million tons of ore averaging 0.059 ounces of gold per ton (opt Au). Gold recovered from the material placed on heaps was approximately 500,000 ounces, plus an estimated 1.5 million ounces of silver. Reclamation of the closed mine began immediately and continued for several years. Echo Bay decided not to continue with its own exploration, and the property was farmed out as a joint venture in 1990-91 to Billiton Minerals, which drilled 28 reverse circulation (RC) exploration holes on outlying targets for a total of 8,120 ft. Billiton stopped its farm-in on the property with no retained interest.

Subsequently Santa Fe Pacific Mining, Inc. entered into a joint venture with Echo Bay in 1992-93, compiled data, constructed a digital drill-hole database and drilled 32 deep RC and deep core holes,

including a number of holes into the Graben deposit. Echo Bay completed all reclamation requirements in 1994 and then terminated its lease agreement with the Borealis Owners in 1996.

In 1996 J.D. Welsh & Associates, Inc. negotiated an option-to-lease agreement for a portion of the Borealis Property from the Borealis Owners. Prior to 1996, J.D. Welsh had performed contract reclamation work for Echo Bay and was responsible for monitoring the drain-down of the leach heaps. Upon signing the lease, J.D. Welsh immediately joint ventured the project with Cambior Exploration U.S.A., Inc. Cambior performed a major data compilation program and several gradient IP surveys. In 1998 Cambior drilled 10 holes which succeeded in extending one existing deposit and in identifying new zones of gold mineralization.

During the Cambior joint venture period, in late 1997, Golden Phoenix entered an agreement to purchase a portion of J.D. Welsh’s interest in the mining lease. J.D. Welsh subsequently sold its remaining interest in the mining lease to a third party, which in turn sold it to Golden Phoenix, resulting in Golden Phoenix controlling a 100% interest in the mining lease beginning in 2000. Golden Phoenix personnel reviewed project data, compiled and updated a digital drill-hole database (previous computer-based resource modeling databases), compiled exploration information and developed concepts, maintained the property during the years of low gold prices, and developed new mineral resource estimates for the entire property.

In July 2003 Borealis Mining acquired an option to earn an interest in a joint venture in a portion of the Borealis Property and in January 2005 Borealis Mining acquired full interest in the mining lease and mining claims comprising the Borealis Property. See, “Description and Development of the Business: History and Background of the Company,” above.

We have expended considerable effort consolidating the available historical data and flat files since acquiring our interest in the Borealis Property. This data has been scanned, and converted into a searchable electronic form. The electronic database has formed the basis of re-interpretation of the district geologic setting, and helped to form the foundation for a new understanding of the district’s potential. We acquired this data from Golden Phoenix in May 2003.

Historical Gold Production

The Borealis Property is not currently a producing mine. Historical data is presented for general information and is not indicative of existing grades or expected production. We have no probable or proven reserves on any of our properties. We cannot be assured that minerals will be discovered in sufficient quantities to justify commercial operations.

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Several gold deposits have been previously defined through drilling on the Borealis Property by prior owners. Some gold deposits have been partially mined. Reports on past production vary. The past gold production from pits on the Borealis Property, as reported by prior owners is tabulated below. The total of past gold production was approximately 10.6 million tons of ore averaging 0.057 ounces per ton (opt) gold. Mine production resulting from limited operations in 1990 is not included. Although no complete historical silver production records still exist at this time, the average silver content of ore mined from all eight pits appears in the range of five ounces of silver for each ounce of gold. We are determining the potential viability of silver recovery as our feasibility study and more detailed mine planning progress.

Reported past Borealis production, 1981-1990(1)
Crushed and Agglomerated Ore(2)	~~Tons~~	Grade	Contained
	Tonnes		Gold
		(opt Au)	(oz)
Borealis	1,488,900	~~(opt Au)~~0.1	~~(oz)~~153,360
		03
~~Borealis~~Freedom Flats	~~1,488,900~~1,2	0.~~103~~153	~~153,360~~195,
	80,000		800
~~Freedom Flats~~Jaime’s/Cerro Duro/Purdy	~~1,280,000~~51	0.~~153~~108	~~195,800~~55,9
	7,900		00
~~Jaime’s/Cerro Duro/Purdy~~East Ridge	~~517,900~~795,	0.~~108~~059	~~55~~46,900
	000
~~East Ridge~~Gold View	~~795~~264,000	0.~~059~~047	~~46,900~~12,40
			0
~~Gold View~~Total	~~264,000~~4,34	0.~~047~~107	~~12,400~~464,3
	5,800		60
~~Total~~Run of Mine Ore(3)	~~4,345,800~~		~~464,360~~
East Ridge	2,605,000	0.~~107~~021	54,700

Polaris (Deep Ore Flats)	250,000	0.038	9,500

~~Run of Mine Ore(3)~~Gold View	396,000	0.009	3,500

~~East~~Northeast Ridge	~~2,605~~3,000,0	0.~~021~~025	~~54,700~~75,00
	00		0
~~Polaris (Deep Ore Flats)~~Total	~~250~~6,251,00	0.~~038~~023	~~9,500~~142,70
	0		0
~~Gold View~~Grand Total	~~396,000~~10,5	0.~~009~~057	~~3,500~~607,06
	96,800		0
~~Northeast Ridge~~	~~3,000,000~~	~~0.025~~	~~75,000~~
~~Total~~	~~6,251,000~~	~~0.023~~	~~142,700~~

~~Grand Total~~	~~10,596,800~~	~~0.057~~	~~607,060~~

(1)

The numbers presented in this table are based on limited production records. A later report in 1991 published by the Geologic Society of Nevada reports that production totaled 10.7 million tons with an average grade of 0.059 opt.

(2)

Crushed and agglomerated ore is that material which has been reduced in size by crushing, and as a result may contain a significant portion of very fine particles which is then, with the aid of a binding agent such as cement, reconstituted into larger particles and subsequently leached in a heap. The agglomerated ore typically has greater strength allowing for higher stacked heaps and may allow better percolation of leach solutions if the ore has high clay content.

(3)

Run of mine ore is that material which was fragmented by blasting only, and then stacked on the heaps without being further reduced in size by crushing or other beneficiation processes.

Borealis Property Background

In October 2003, we engaged a mining consultant to develop a preliminary scoping study for the redevelopment of the Borealis Property.

Following our consideration of the preliminary scoping study, and based on additional geologic field work, we retained Ore Reserves Engineering, consulting resource modeling engineers, to complete an updated resource estimate model in accordance with National Instrument 43-101. In May 2005, Ore Reserves Engineering delivered a report titled the Technical Report on the Mineral Resources of the Borealis Gold

Project Located in Mineral County, Nevada, which we refer to as the “Technical Report.” The preliminary scoping study, which preceded the Technical Report, was reviewed by Alan C. Noble, the author of the Technical Report. On January 11, 2007 the Technical Report of Alan C. Noble dated August 15, 2006 was updated and revised.

The Technical Report states that the preferred course of action for Gryphon Gold is to continue with the three phased business plan contained in the preliminary scoping study, resulting in mine development if such development is technically warranted and commercially feasible.

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Recommendations included in the Technical Report, revised January 11, 2007 state that the analysis of the geologic and drill hole data has identified a significant in-place resource that requires further expansion prior to defining surface mineable reserves.

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We are undertaking a systematic district-scale exploration program designed to discover and delineate large gold deposits within the greater Borealis property, outside of the known mineral deposits, which should focus along known mineralized trends that project into untested gravel-covered areas with coincident geophysical anomalies.

The principal steps to the current exploration plans related to the Borealis Property include:

•

maintaining all previously obtained permits;

•

completing the permitting process;

•

continuing our drilling program, database enhancement and geophysical surveys on the previously disturbed area of the Borealis Property, also referred to as the “Borealis site”;

•

implementing a systematic metallurgical testing program for gold bearing samples collected;

•

continuing drilling in the area known as the Graben to test the extent and further define the quality of known sulfide gold mineralization; and

•

continuing the exploration program for the areas of the Borealis Property outside the Borealis site.

We are actively working on completion of all the above steps. In addition and in accordance with the recommendations contained in the Technical Report, we are undertaking an exploration program on areas of the Borealis Property outside the Borealis Site, subject to receiving required permits. We are actively drilling the Graben zone, and are, or will be testing other high-potential targets contained in the Central and Western Pediment Prospect areas and the Rainbox Ridge and Tough Hills area.. We will evaluate whether the construction of mine facilities on the Borealis site is warranted by project economics upon the identification of additional gold resources. If we determine to proceed with mine construction, we will be required to obtain additional capital. See “Management’s Discussion and Analysis — Liquidity and Capital Resources” and “Risk Factors and Uncertainties”.

Geological Setting

Regional Geology

The Borealis mining district lies within the northwest-trending Walker Lane mineral belt of the western Basin and Range province, which hosts numerous gold and silver deposits. Mesozoic metamorphic rocks in the region are intruded by Cretaceous granitic plutons. In the Wassuk range the Mesozoic basement is principally granodiorite with metamorphic rock inclusions. Overlying these rocks are minor occurrences of Tertiary rhyolitic tuffs and more extensive andesite flows. Near some fault zones, the granitic basement rocks exposed in the eastern part of the district are locally weakly altered and limonite stained.

The oldest exposed Tertiary rocks are rhyolitic tuffs in small isolated outcrops which may be erosional remnants of a more extensive unit. The rhyolitic tuffs may be correlative with regionally extensive Oligocene rhyolitic ignimbrites found in the Yerington area to the north and within the northern Wassuk Range. On the west side of the Wassuk Range, a thick sequence of older Miocene andesitic volcanic rocks unconformably overlies and is in fault contact with the granitic and metamorphic rocks, which generally occur east of the Borealis district. The age of the andesites is poorly constrained due to limited regional dating, but an age of 19 to 15 Ma is suggested (“Ma” refers to million years before present). In the Aurora district, 10 miles southwest of the Borealis district, andesitic agglomerates and flows dated at 15.4 to

13.5 Ma overlie Mesozoic basement rocks and host gold-silver mineralization. Based on these data, the andesites in the Borealis region can be considered as 19 to 13.5 Ma.

The Borealis district lies within the northeast-trending Bodie-Aurora-Borealis mineral belt; the Aurora district, with 1.9 million ounces of past gold production, lies 10 miles southwest of Borealis and the Bodie district, with 1.5 million ounces of gold production, lies 19 miles southwest in California. All three mining districts are hosted by Miocene volcanics. The intersection of northwesterly and west-northwesterly trending Walker Lane structures with the northeasterly trending structures of the Aurora-Borealis zone probably provided the structural preparation conducive to extensive hydrothermal alteration and mineralization at Borealis.

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Local Geology

The Borealis District comprises widespread high-sulfidation, acid-sulfate alteration, gold-silver mineralization that was the focus of recent and historical mining operations. The district trends N70-75W, for seven miles, from Bullion-Delta targets, west-northwest to Purdy Peak. The eastern boundary of the district is west of Mesozoic intrusive rocks, and Pre-Mesozoic sequences. The western limit of the district is unknown and unexplored.

The Borealis district represents a tectonic setting in which stress was accommodated via left lateral wrench tectonic system that was in an opposite sense relative to the Walker Lane Fault Zone (right lateral displacement). Local domains of reverse polarity are not uncommon in large transcurrent strike-slip fault systems.

Gold-silver mineralization, silicified fault breccias, zones of silicification, and associated alteration is structurally controlled within a left lateral wrench tectonic system.

The most important structural trends defined in the district are:

•

Principal displacement zone: Cerro Dorro Fracture Zone (CDFZ), striking approximately N70-75W, brittle fracture system,

•

Transtensional zone: Freedom Flats-Borealis-East Pit-Northeast Pit (FFBENE), striking approximately N50E,

•

Antithetic, right lateral, strike slip zones, trending approximately North-South,

•

Reverse fault systems trending northwest.

Faults, fault breccias, linear zones of silicification and silicified sheeted joints dip steeply, vertical to 60 degrees. These zones dip predominately westerly, i.e. northwesterly, southwesterly, with subordinate northeast dips. Strucutral zones are laterally discontinuous exhibiting en-echelon patterns and complex sets of conjugate internal joint arrays.

In general, volcanic sequences dip from 20 to 60 degrees westerly. Primary bedding and flow foliation, adjacent to the eastern most volcanic-granite dip northerly at 20 to 40 degrees. An early “andesite phase” was likely extruded during a “earlier” tectonic system relative to subsequent interbedded andesite autobreccias and flows.

Preliminary structural analysis suggests, (1) radial patterns around tectonic-volcanic centers, (2) volcanic sequences exhibit open fold geometries (less than 45 degrees), gently folded along northwest trending fold axis, and vertically (both normal and reverse) displaced along northwest and northeast trending fold axial planes.

Five distinct styles of silicification occur in the district:

•

Pervasive micro-granular quartz, + chalcedony-opal, devoid of pyrite, associated with weak (to moderate) leaching, and bleaching of host rocks, i.e. low temperature clays.

•

Fine-medium grained granular quartz structurally controlled along faults and breccia zones, (a) with pyrite, (b) devoid of pyrite. Associated moderate leaching and bleaching, i.e. low to medium temperature clays.

•

Medium-grained granular quartz, structurally controlled along faults and breccia zones with pyrite, and zones of late stage vuggy-vapor phase acid leaching. Host lithologies, particularly volcaniclastic breccias exhibit a range in clast replacement, i.e. silica absorption, from weak to moderate. Groundmass is replaced by medium-grained granular quartz. Medium temperature clay alteration occurs as peripheral halos.

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•

Medium to coarse-grained quartz with pyrite, structurally controlled, with associated fault breccias and zones of intense silicification, moderate to total replacement of original host lithologies and occasionally replacing preexisting silicified fault breccia zones. Associated alunite, barite, with peripheral zones of moderate to intense medium to intense moderate to high temperatures clay alteration.

•

Quartz sericite pyrite alteration occurs in the granodiorite basement, up to 500 feet from the contact with the volcanic stratigraphy, in fault zones, in zones of stockwork fracturing spatially associated with fault-contact between the basement and volcanic stratigraphy. An addition, as dilational zones, as “pods” in the granodiorite, occurring as granular white quartz.

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Mineral Deposits

The gold deposits contained within the larger, district scale, Borealis hydrothermal system are recognized as high-sulfidation type systems with high-grade gold mineralization occurring along steeply dipping structures and lower grade gold mineralization both surrounding the high-grade and commonly controlled by more permeable volcanic rocks in relatively flat-lying zones. The gold deposits, some with minor amounts of silver mineralization are hosted by Miocene andesitic flows, laharic breccias, and volcaniclastic tuffs, which all strike northeasterly and dip shallowly to the northwest. Pediment gravels cover the altered-mineralized volcanic rocks at lower elevations along the mountain front and there is potential for discovery of more blind deposits, similar to the Graben deposit.

The surface “footprints” of the high-grade pods or pipe-like bodies, found to date are rather small and they can be easily missed with patterns of too widely spaced geophysical surveys and drill holes. Most of the drilling on the property by prior owners, including the Graben deposit, is vertical, and therefore did not adequately sample the steep higher-grade zones. Drill-hole orientation may have underestimated the grades within the district. The coarse gold component can best be captured with very careful sampling of drill cuttings and core and collecting large samples.

Several drill holes to the west of Freedom Flats and Borealis encountered gold within the alluvium stratigraphically above known deposits. These holes trace a gold-bearing zone that in plan appears to outline a paleochannel of a stream or gently sloping hillside that may have had its origin in the eroding Borealis deposit. The zone is at least 2,500 feet long, up to 500 feet wide, and several tens up to 100 feet thick. At this point it is unknown if this is a true placer deposit, an alluvial deposit of broken ore, or some combination of both. Additional drilling and beneficiation tests are needed to determine if an economic gold deposit exists.

Exploration

Since the late 1970’s, considerable exploration has been completed at the Borealis Property with the primary objective of finding near surface deposits with oxide type gold mineralization. Exploration work has consisted of field mapping, surface sampling, geochemical surveys, geophysical surveys, and shallow exploration drilling. Only limited drilling and geological field work has been completed in areas covered by pediment gravels, even though Freedom Flats was an unknown, blind deposit, without surface expression when discovered.

Many geophysical surveys have been conducted by others in the Borealis district since 1978. In addition, regional magnetics and gravity maps and information are available through governmental sources. The most useful geophysical data from the exploration programs has been induced polarization (IP) (chargeability), aeromagnetics, and, to a lesser degree, resistivity.

Areas with known occurrences of gold mineralization, which have been defined by historical exploration drilling, and have had historical mine production include: East Ridge and Gold View, Northeast Ridge, Freedom Flats, Borealis, and Deep Ore Flats (also known as Polaris). All of these deposits still have gold mineralization remaining in place, contiguous with the portions of each individual deposit which has been mined

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Discovery potential on the Borealis Property includes oxidized gold mineralization adjacent to existing pits, new oxide gold deposits at shallow depth within the large land position, gold associated with sulfide minerals below and adjacent to the existing pits, in possible feeder zones below surface mined ore and deeper gold-bearing sulfide mineralization elsewhere on the property. Both oxidized and sulfide-bearing gold deposits exhibit lithologic and structural controls for the locations and morphologies of the gold deposits.

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The following areas have not been subject to historic mine production, but have been subject to historical exploration that has identified gold mineralization.

Borealis Extension

The Borealis Extension deposit occurs at shallow to intermediate depth beneath the northern and western parts of the former Borealis pit. Most of the mineralization begins at 110 to 375 ft below the surface. Generally the top of this target occurs at or slightly below the 7,000-ft elevation. The primary target is defined by 16 contiguous drill holes completed by previous operators that have potential ore-grade intercepts and that penetrate beneath the 7,000-ft elevation. Thickness of low-grade mineralized intercepts ranges from 15 to 560 ft with nine holes having from 155 to 560 ft of +0.01 opt of gold; average thickness of the zone is 236 ft. We have drilled an additional 16 holes into the deposit. The drilling results were generally marginal. Further evaluation work is in progress.

Graben Deposit

The Graben deposit is currently defined with approximately 66 RC holes and 19 core holes. Drilling has defined a zone of gold mineralization, using an 0.01 opt Au boundary, that extends at least 2,000 ft in a north-south direction and between 400 and 900 ft east-west, and up to 600 ft thick. The top of the deposit is generally 500 feet below the surface. Near its southern margin the axis of the deposit is within 800 ft of the Freedom Flats deposit and along one portion of the southeastern margin low-grade mineralization may connect with the Freedom Flats mineralization through an east-west trending splay. Drilling data appears to confirm mineralization at the southern margin of the deposit is closed off.Drill hole GGC-G-14 drilled to test the west margin of the deposit and indicates the mineralized zone may extend to the west. Much of the eastern margin is poorly defined by drilling. During 2006 we completed a fence of drill holes that essentially closes off the northern extension of the mineralization.

To date, we have drilled 40 RC drill holes into the Graben zone. Most holes reported mineralized intervals. Exploration drilling in the Graben will be continuing during fiscal 2008 as one of the major focuses of our exploration program. Future drilling will both in-fill areas of prospective high grade gold zones and step out from the Graben zone primarily in the west and east directions in order to delineate more gold mineralization.

North Graben Prospect

The North Graben prospect is defined by the projection of known mineralization, verified by drilling sampling and coincident with a large intense aeromagnetic low and a broad chargeability (IP) high. The North Graben lies on trend of the north-northeast-elongate Graben mineralized zone. In 1989, Echo Bay had completed a district-wide helicopter magnetic/electromagnetic survey, which identified a large, intense type aeromagnetic low in the North Graben area. This coincident magnetic low/chargeability high is now interpreted as being caused by an intensive and extensive hydrothermal alteration-mineralization system.

In 2006 and 2007 we completed six holes into the North Graben geophysical anomaly. Five of the six holes intercepted a deep hydrothermal system as indicated by several zones of silicification and pyritization up to 20%. None of the holes contained significant amounts of gold, but were geochemically anomalous in gold and silver. Additional drilling is planned.

Cambior conducted a gradient IP survey in 1997, which identifies a deep-source broad chargeability anomaly that extends northerly from the northern margin of the Freedom Flats deposit, covers only part of the Graben zone and most of the North Graben area, and extends to the limit of the surveyed area. This anomaly is interpreted to be caused by high-sulfide mineralization. The North Graben prospect thus represents the possible extension of known mineralization of the Graben zone.

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Rainbow Ridge and Tough Hills Prospects

Previous exploration drilling the Rainbow Ridge and Tough Hills Prospect areas targeted shallow oxide mineralization, generally less than 500 feet deep. In 2006 we completed four gradient IP/ resistivity survey blocks covering a total area of one square mile. Results from these surveys indicate a broad deep seated north, north-east trending chargeability anomaly and a prominent, shallow north west trending chargeability anomaly. Drill targeting and permitting for drill access are underway. Initial drilling in these prospect areas is planned for mid to late fall 2007.

Central Pediment Prospect

Between November 2006 and May 2007 we completed eight holes in the Central Pediment. Drilling in the Lucky Boy zone in the western margin of the Central Pediment has identified a thick, highly favorable gold bearing horizon. The horizon extends laterally more than 2,250 feet. Drill hole GGC-CP-2 demonstrated a hydrothermally altered zone as great as 1,300 feet thick. Zonge Geosciences Inc. completed IP/resistivity surveys within the Lucky Boy zone. The survey results support other geological evidences that the Lucky Boy zone may contain a major gold bearing hydrothermal system.

Western Pediment Prospect

Two drill holes (GGC-WP-1, and GGC-WP-2) were completed in the Flat Lands zone of the Western Pediment. These holes targeted mineralization south west along the Vuggy Hills trend. These holes encountered favorable alteration but were lost before reaching the intended target depth. Additional drilling along the Vuggy Hills trend is planned in calendar 2007.

Sunset Wash Prospect

The Sunset Wash prospect consists of a gravel-covered pediment underlain by extensive hydrothermal alteration in the western portion of the Borealis district. Sixteen holes drilled by Echo Bay Mines indicate that intense alteration occurs within a loosely defined west-southwest belt that extends westerly from the Jaime’s Ridge/Cerro Duro deposits. At the western limit of the west-southwest belt, Cambior’s IP survey and drilling results can be interpreted to indicate that the alteration system projects toward the southeast into the pediment along a mineralized northwest-oriented fault. Cambior conducted a gradient array induced polarization (IP) survey over the Sunset Wash area effectively outlining a 1,000 by 5,000 ft chargeability anomaly. The anomaly corresponds exceptionally well to alteration and sulfide mineralization identified by Echo Bay’s drill-hole results. Two structures appear to be mapped by the chargeability anomaly; one is a 5,000-ft long west-southwest-trending structure and the other is a smaller, northwest-trending structure that cuts off the W-SW structure at its western limit. Alteration types and intensity identified by the drilling, combined with the strong IP chargeability high and the aeromagnetic low, strongly suggest that the robust hydrothermal system at Sunset Wash is analogous to the mineralized systems at Graben and Freedom Flats.

Cambior drilled three holes to test portions of the Sunset Wash geophysical anomaly and to offset other preexisting drill holes with significant alteration. The westernmost of Cambior’s three holes encountered the most encouraging alteration and best gold mineralization suggesting that this drillhole is near the most prospective area. This drill-hole intercepted altered rock from bedrock surface to total depth, including an extremely thick zone of chalcedonic replacement in the lower two-thirds of the hole. We plan to complete additional drilling in this target area during 2007.

Bullion Ridge/Boundary Ridge

The northeast-trending alteration zone extending along Boundary Ridge into Bullion Ridge contains intense silicification that is surrounded by argillization, with abundant anomalous gold. Widely spaced shallow holes completed by previous operators have tested several of the alteration/anomalous gold zones defining discrete zones of mineralized material.

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Mineralization

Overview

Finely disseminated gold mineralization found in the Borealis epithermal system was associated with pyrite and other gold bearing sulfide minerals such as marcasite when initially deposited by the gold rich hydrothermal fluids. In some portions of the deposits, over time through natural oxidation, the pyrite was transformed to limonite releasing the gold particles. Through this geologic process, the mineral character of the deposit was altered, and gold was exposed so that conventional hydrometallurgical processes (e.g. gold heap leaching) could be effectively applied to recover the gold. Gold still bound in pyrite or pyrite-silica which was not as readily oxidized in the geologic process, is not as easily recovered by a simple heap leach operations and may require some type of more advanced milling operation. Limited evidence suggests that in certain deposits such as the Borealis and Freedom Flats deposits, that some coarse gold exists, probably in the higher-grade zones.

Oxide Gold Mineralization

Oxide gold mineralization is generally more amenable to direct cyanidation processes such as heap leaching as compared to sulfide gold mineralization.

Oxide deposits in the district have goethite, hematite, and jarosite as the supergene oxidation products after iron sulfides, and the limonite type depends primarily on original sulfide mineralogy and abundance. Iron oxide minerals occur as thin fracture coatings, fillings, earthy masses, as well as disseminations throughout the rock. The degree of supergene oxidation, mineral constituents, and form and occurrence of the oxide minerals in the host rock are significant factors in determining metallurgical performance and ultimate gold recovery. As demonstrated in previous operations, this type of gold bearing material is amenable to conventional heap leaching methodology.

Depth of oxidation is variable throughout the district and is dependent on alteration type, structure, and rock type. Oxidation ranges from approximately 250 ft in argillic and propylitic altered rocks to over 600 ft in fractured silicified rocks. A transition zone from oxides to sulfides with depth is common with a mixing of oxide and sulfide minerals.

Except for the Graben deposit, all of the known gold deposits are at least partially oxidized. Typically the upper portion of a deposit is totally oxidized and the lower portions unoxidized. In places, such as the Ridge deposits, there is an extensive transition zone of partially oxidized sulfide bearing gold mineralization. Oxidation has been observed to at least 1,000 ft below the surface. Therefore, we believe that if additional gold deposits are found under gravel cover, some portion of them may be oxidized.

Sulfide Gold Mineralization

Sulfide gold mineralization is generally less amenable to conventional direct cyanidation metallurgical processes, and may require more advanced processes such as milling, flotation and oxidation prior to cyanidation.

Sulfide deposits in the district are mostly contained within quartz-pyrite alteration with the sulfides consisting mostly of pyrite with minor marcasite, and lesser arsenopyrite and cinnabar. Many trace minerals of copper, antimony, arsenic, mercury and silver have also been identified. Pyrite content ranges from 5 to 20 volume percent with local areas of nearly massive sulfides in the quartz-pyrite zone and it occurs with grain sizes up to 1mm. At Borealis, euhedral pyrite grains are commonly rimmed and partially replaced with a later stage of anhedral pyrite overgrowths. Study of this phenomenon in other epithermal districts in Nevada has shown that gold occurs only in the late overgrowths. Mineralogical studies of Borealis samples suggest that this may also be true at Borealis, but are not fully conclusive.

The Graben deposit is the best example found to date of the size and quality of sulfide deposits within the district. In addition sulfide mineral resources occur in the bottoms of most of the pits, but the most significant mineral resource in a pit environment is found beneath the Freedom Flats pit. Potential targets below most pits would include the feeder structures, many of which would be expected to have high-grade sulfide gold mineralization. Drilling of the Graben deposit has defined a total mineral resource of approximately 20 million tons with an average grade of 0.044 ounces of gold per ton containing about 880,000 ounces of gold within the deposit, using a 0.01 opt cutoff grade, as stated in the Technical Report. The high-grade zones within the Graben deposit are estimated to contain 780,000 tons of measured and indicated resource and 220,000 tons of inferred resource with an average grade of 0.29 ounces of gold per ton. While the larger deposit is a target for additional exploration, the higher-grade zones represent an attractive deposit for development at most gold prices.

~~61~~ 66

Drilling

We have conducted and are currently continuing a drilling program on the Borealis site. Set out below is a summary of the drilling work conducted on the Borealis Property by prior owners and by us.

Historical Drill Hole Database

The drill-hole database used for the main Borealis project study area contains 1,747 drill holes with a total drilled length of 510,712 ft, including 1,626 which intersected gold mineralization. These holes were drilled by various prior operators. Drill-hole types include diamond core holes, reverse circulation (RC) holes and rotary holes. Only a few core holes have down-hole survey information. Mineralized zones covered by these drill holes include the Freedom Flats, Graben, Borealis, Polaris, East Ridge and Northeast Ridge. Except for Graben, all have been partially mined by previous operators of the project; the Borealis and Deep Ore Flats (also known as Polaris) pits have been back-filled with waste from the Freedom Flats pit. There are an additional 487 drill holes with a total drilled length of 103,562 ft scattered throughout the district, and mostly in the Cerro Duro, Jamie’s Ridge, and Purdy Peak area, at approximately three miles distant northwest of the main Borealis mine area. The total existing drilling for the entire Borealis Property, therefore, is 2,234 holes with a total drilled length of 614,274 ft. None of these historical holes were drilled by us.

Drill hole sampling length is generally 5 ft for the RC holes, but varies for the core holes based on geological intervals. Sampling length is up to 25 ft for some of the early rotary holes. Gold assays in parts per billion (ppb) and troy ounces per short ton (opt) are provided for most of the sampling intervals. Silver assays in parts per million (ppm) and opt are also provided for some of the sampling intervals. Silver grade was not modeled in this study.

Drilling of Existing Heaps and Dumps

In May 2004 we completed a drilling program on the five Borealis site heaps and parts of the Freedom Flats and Borealis site dumps. This program consisted of 32 holes totaling 2,478.5 ft. Dump holes were drilled deep enough to penetrate the soil horizon below the dump, while holes on the heaps were drilled to an estimated 10-15 ft above the heap’s liner.

Current Drilling Program

Our drill hole database used for resource modeling and mine planning is comprised of more than 2,400 drill holes within the Central Borealis Area. These holes have been drilled during the period from 1978 through early January 2006. The average depth of the holes is about 300 ft, but the bulk of the holes are less than 200 ft with a limited number of holes in certain locations reaching depths of 1,500 to 2,000 ft testing deeper mineralized zones. The average assay interval is about 5 ft. The majority of the drill holes contained in the database were completed by others, with Gryphon completing approximately 90 in 2005 and 25 in January

2006 in areas contiguous with known deposits. The database is summarized in the table shown:

~~62~~

67

	Number		Sample		Total	Average	Average
		Total		Sample
Mineralized	Holes		Intervals	Assayed		Assay	Gold
		Intervals		Intervals
Zone	Penetrating		Not	Footage		Length	Grade
	(1)	Sampled		Assayed
	Zone		Assayed		(ft)	(ft)	(opt Au)
		~~Holes~~	~~Total Sample Sample~~		~~Total~~	~~Average Average~~

~~Mineralized Zone~~	~~Penetrating Intervals Intervals Intervals~~				~~Assayed~~	~~Assay~~	~~Gold~~
							~~Grade~~
	~~Zone (1) Sampled~~			~~Not Assayed~~	~~Footage~~	~~Length~~	~~(opt Au)~~
			~~Assayed~~

					~~(ft)~~	~~(ft)~~
Graben	64	2,773	131	2,642	13,127	5.0	0.055
Freedom Flats (2)	147	6,323	225	6,098	30,486	5.0	0.064
Borealis (2)	337	6,045	125	5,920	30,003	5.1	0.037
Deep Ore Flats	181	2,544	46	2,498	12,520	5.0	0.013
(2)
Crocodile Ridge	39	560	3	557	2,785	5.0	0.006
(2)
Alluvium	260	1,688	176	1,512	7,560	5.0	0.006
Middle Ridge (2)	73	1,507	26	1,481	7,405	5.0	0.008
Northeast Ridge	221	6,160	119	6,041	30,260	5.0	0.017
(2)

East Ridge (2)	211	5,203	119		5,084	25,512	5.0	0.019
Purdy's Peak	39	726	5		721	3,610	5.0	0.017
Cerro Duro (2)	105	1,363	19		1,344	6,446	4.8	0.058
Jaime's Ridge (2)	42	910	3		907	4,530	5.0	0.039

~~Total in the Primary~~		~~- 35,802~~		~~997~~	~~34,805~~	~~174,244~~	~~5.0~~	~~0.033~~
~~Mineralized Zones~~
Total in the Primary Mineralized		35,802	997		34,805	174,244	5.0	0.033
Zones -

Total Outside	-	71,953	3,749		68,204	344,946	5.1	0.001
Areas

~~Footnotes 1-Drill holes may intersect more than one zone, therefore the number of holes by zone is not additive~~

~~2-Includes some drilling that is part of the mineralized zone, but that has been mined out.~~

Footnotes	1-Drill holes may intersect more than one zone, therefore the number of holes by zone is not additive 2-Includes some drilling that is part of the mineralized zone, but that has been mined out.

In 2006, Gryphon drilled more than 70 additional drill holes to explore for gold bearing sulfide mineralization, development, and engineering purposes. Drill holes not included in the current data base, which have been completed in 2006, are shown on the following two tables:

~~63~~

68

Exploration Drilling in 2006

HOLE DEPTH				ASSAY
TARGET AREA		BEARING ANGLE		SUMMARIES
ID	FEET			(Cut off 0.01 opt Au)
~~AREA~~	~~FEET~~			~~SUMMARIES~~
				~~(Cut off 0.01 opt Au)~~
~~CROCODILE RIDGE - Oxide Exploration Target~~
CROCODILE RIDGE - Oxide Exploration
Target
GGCCR-				65-90' @ 0.017 opt Au and
	500		-45
01				0.196 opt Ag
GGCCR-				90-110' @ 0.018 opt Au
	300	N20W	-60
02				and 0.154 opt Ag
				155-165' @ 0.005 opt Au
				and 0.540 opt Ag
GGCCR-				50-130' @ 0.014 opt Au
	500	N20W	-45
03				and 0.110 opt Ag
GGCCR-				65-165' @ 0.010 opt Au
	500	N20W	-60
04				and 0.133 opt Ag
GGCCR-				585-620' @013 opt Au and
	810	N20W	-45
05				0.220 opt Ag
GGCCR-				150-165' @ 0.013 opt Au
	300	N20W	-60
06				and 0.126 opt Ag
				210-215' @ 0.016 opt Au
				and .240 opt Ag
				260-270' @0.019 optAu
				and 0.109 opt Ag
				280-300' @0.047 opt Au
				and 0.495 opt Ag

GGCCR-	300	N20W	-45	80-105' @ 0.025 opt Au
07
				125-145' 0.012 opt Au
GGCCR-				135-140' @0.012 opt Au
	300	N20W	-60
08				and 0.38 opt Ag
				125-145' @ 0.012 opt Au
GGCCR-				110-115' @0.016 opt Au
	300	N20W	-45
09				and 0.143 opt Ag
				120-135 @ 0.008 opt Au
				and .387 opt Ag

GGCCR-	300	N20W	-60	assays pending
10
GGCCR-				70-85' @0.020 opt Au and
	225	N20W	-45
11				0.888 opt Ag
				95-105' @. 0.011 opt Aui

				and 0.099 opt Ag
FREEDOM FLATS - Oxide + Sulfide Target Exploration

GGCFF-	1000	-	-90	Nil
10

GGCFF-	680	-	-90	550-620' @ 0.015 opt Au
11
				475-490' @0.692 opt Ag
GGCFF-				340-585' @ 0.054 opt Au
	880	-	-90
12				and 0.40 opt Ag
				370-400' @0.189 opt Au
				and 0.44 Ag
				755-775' @ 1.01 opt Ag
				and trace Au
~~GRABEN - Sulfide Exploration Target~~
GRABEN - Sulfide Exploration
Target
GGCG-				940-1025' @ 0.100 opt Au
	1500	-	-90
03				and 0.748 opt Ag
				970-1015' @ 0.158 opt Au
				and 1.09 opt Ag
GGCG-				885-1045' @ 0.074 opt Au
	1500	-	-90
04				and 0.53 opt Ag

GGCG-	1500	-	-90	495-550' @ 0.040 opt Au
05

GGCG-				625-725' @ 0.029 opt Au
06
GGCG-				515-1071' @ 0.101 opt Au
	1070		-90
07				and 0.378 opt Ag
				640-810' @ 0.212 opt Au
				and 0.356 opt Ag

GGCG-	1500		-90	Assays pending
08
GGCG-				705-880' @.073 opt Auand
	1500		-90
09				0.973 opt Ag
				785-815 @ .188 opt Au and
				1.39 opt Ag

GGCG-	1305	S50E	-70	950-975 @ 0.028 opt Au
10

GGCG-	1400	S70W	-70	Assays pending
11

GGCG-	740	N80E	-80	Assays pending
12
~~NORTH GRABEN -Sulfide Exploration Target~~
NORTH GRABEN -Sulfide Exploration Target

GGCNG-	1500	-	-90	Nil
01

GGCNG-	1490	-	-90	Nil
02

GGCNG-	1420	-	-90	Nil
03

GGCNG-	1500	N20W	-60	Nil
04

Average drill hole depth for exploration holes during fiscal 2006 was more than 910 feet, with an average sample interval of about 5 feet. Several holes were drilled at angles less than vertical to test in areas where mineralization may occur in sub-vertical zones. As of the date of the prior years 10-KSB, we were waiting for laboratory assay results for holes CCGC-11 and 12 that were completed in the Graben.

~~64~~

69

Development and Condemnation Drilling in 2006

		DEPTH			ASSAY
AREA	HOLE ID		BEARING ANGLE		SUMMARIES
		FEET			(Cut off 0.01 opt Au)
~~AREA~~	~~FEET~~				~~SUMMARIES~~
					~~(Cut off 0.01 opt Au)~~
~~BOREALIS EXTENSION - Development Drilling~~
~~GGCBE-16~~	~~940~~	~~N45W~~		~~-45~~	~~0-10' @ 0.039 opt Au~~
~~DEEP ORE FLATS - Development Drilling~~

BOREALIS EXTENSION -
Development Drilling
	GGCBE-	940	N45W	-45	0-10' @ 0.039 opt Au
	16
DEEP ORE FLATS - Development
Drilling
	GGCDOF-	500	N60W	-45	Nil
	36
	GGCDOF-	500	N60W	-45	Nil
	37
	GGCDOF-	500	N60W	-45	Nil
	38
~~EAST RIDGE - Development Drilling~~
EAST RIDGE - Development Drilling
	GGCER-	500	-	-90	0-65' @ 0.036 opt Au
	24
	GGCER-	400	S50E	-60	nil
	25
	GGCER-	375	S50E	-45	35-135' @ 0.014 opt Au
	26
	GGCER-	450	S50E	-45	Nil
	27
~~LEACH PAD - Condemnation Drilling~~
LEACH PAD - Condemnation Drilling
	GGCLP-	1140		-90	Nil

01, 01A

GGCLP-	1300	N60W	-45	Nil
02
~~MIDDLE RIDGE - Development Drilling~~
MIDDLE RIDGE - Development
Drilling
GGCMR-	300	-	-90	20-30' @ 0.016 opt Au
12
				225-235' @ 0.012 opt Au
GGCMR-	60	N45W	-45	20-35 @0.011 opt Au
13

Development and condemnation drilling was focused at defining limits of known deposits and proving non-mineral character of certain areas which may be suitable for surface facilities. Two holes in East Ridge were also utilized to assist in the characterization of the hydrological regime in the Central Borealis Area.

~~65~~ 70

The table below shows the results of exploration drilling for holes completed beginning with GGCG-11 (May 2006) through April 6, 2007. Additional drilling has been completed after April 6, 2007, but is not included in the table because assay information is pending.

~~Gryphon Gold Corporation~~

~~Compendium of April 2006 to May 2007 Drill Holes~~

Gryphon Gold Corporation
Compendium of April 2006 to May 2007 Drill Holes

	From	To	Interval		Gold
Hole No.	(feet)	(feet)	(feet)		(opt)
Area: Graben
G-11		550	925	375	0.050
including		995	1,150	155	0.030
G-12 (lost)		0	0	0	-
G-13		800	935	135	0.140
including		805	850	45	0.300
and		810	820	10	0.760
G-14		680	935	255	0.035
including		845	870	25	0.103
G-15		0	0	0	-
G-18		415	445	30	0.030
including		615	665	50	0.170
and		755	840	85	0.020
and		895	995	100	0.020

and	1,090	1,155	65	0.050
G-24	695	780	85	0.040
G-25 (lost)	0	0	0	-
G-26	665	735	70	0.060
G-27	545	560	15	0.080
including	1,075	1,135	60	0.010
G-28	490	1,135	640	0.033
including	585	595	10	0.204
and	625	645	20	0.117
and	1090	1110	20	0.126
G-29	600	790	185	0.190
including	625	790	165	0.212
G-30	705	730	25	0.015
and	765	795	30	0.019
and	870	925	55	0.057
G-31	580	850	270	0.043
including	610	640	30	0.125
and	945	1150	205	0.033
G-32	540	700	160	0.082
including	570	605	35	0.113
and	660	700	40	0.135
and	880	1035	155	0.06
G-33	no significant assays		0	nil
G-34	no significant assays		0	nil
G-35	no significant assays		0	nil
G-36	880	925	45	0.003
G-37	no significant assays		0	nil
G-38 (lost)	0	65 0	0	nil
G-38A	485	495	10	0.032
and	585	760	175	0.041

~~66~~

~~Area: Northeastern Graben (intervals of favorable quartz-pyrite alteration)~~

71

Area: Northeastern Graben (intervals of favorable quartz-pyrite alteration)

G-16	970	1,065	95	nil
G-17	870	1,120	250	nil
G-19	900	1,070	170	nil
G-20	645	970	325	nil
G-21	915	1,120	205	nil
G-22	885	990	105	nil
G-23	630	840	210	nil

~~Area: North Graben (intervals of favorable quartz-pyrite alteration)~~

Area: North Graben (intervals of favorable quartz-pyrite alteration)

NG-05	870	1,015	145	nil
NG-06		No significant assays	0	nil

~~Area: Western Pediment (intervals of favorable quartz-pyrite alteration)~~

Area: Western Pediment (intervals of favorable quartz-pyrite alteration)
WP-01	410	853	443	detectable gold
WP-02	0	804	804	detectable gold

~~Area: Central Pediment (intervals of favorable quartz-pyrite alteration)~~

Area: Central Pediment (intervals of favorable quartz-pyrite alteration)
CP-01	410	853	443	detectable gold
CP-02	433	1,845	1,412	detectable gold
CP-03	994	1,319	325	detectable gold
CP-04	1145	1155	10	0.011

~~Terms and Notice:~~

  ~~The term 'nil' denotes that assay results returned less than 20 parts per billion ("ppb") gold.~~

  ~~The term 'detectable gold' denotes that assay results grades less than the cut-off grade of 0.34g/tonne~~

~~(0.01oz/ton)~~

~~- Holes G-12, G-25, G-38 are listed as lost because they did not drill to target depths or were abandoned due to poor drilling conditions.~~

  ~~Holes G-15, G-16, G-17 and G-19 through G-23 returned quartz pyrite alteration but no detectable gold in assay.~~

  ~~The mineralization comprises multiple fracture systems. The length of the vertical intercepts may or may not~~

~~represent true width/thicknesses.~~

Terms and Notice:

  The term 'nil' denotes that assay results returned less than 20 parts per billion ("ppb") gold.

  The term 'detectable gold' denotes that assay results grades less than the cut-off grade of 0.34g/tonne

(0.01oz/ton)

- Holes G-12, G-25, G-38 are listed as lost because they did not drill to target depths or were abandoned due to poor drilling conditions.

- Holes G-15, G-16, G-17 and G-19 through G-23 returned quartz pyrite alteration but no detectable gold in assay.

- The mineralization comprises multiple fracture systems. The length of the vertical intercepts may or may not represent true width/thicknesses.

AMEC, has been retained to complete a CIM compliant resource estimate (in accordance with Canadian NI 43-101) that will incorporate the results of drilling contained in the above tables. This resource estimate is expected to be completed during the fall of 2007.

Sampling and Analysis

General

The Borealis Mine operated from 1981 through 1990 producing approximately 10.~~7~~ 7 million tons of ore averaging 0.~~059~~ 059 ounces of gold per ton from seven open pits. The mined ore contained approximately

635,000 ounces of gold of which approximately 500,000 ounces of gold were recovered through a heap leach operation (please refer to footnote to table ~~"~~“Reported Past Borealis Production 1981-1990~~").~~”). This historic production can be considered a bulk sample of the deposits validating the database that was used for feasibility studies and construction decisions through the 1980s. With over 2,200 drill holes in the database that was compiled over a 20-year period by major companies, the amount of information on the project is extensive. It is primarily these data that have been used as the foundation of the current mineral resource estimate. The bulk of the data was collected beginning in 1978, the year of discovery of the initial ore-grade mineralization, and was continuously collected through the final year of full production. Subsequent owners who conducted exploration programs through the 1990s added to the database.

~~67~~

72

Previous Mining Operations — Sampling, Analysis, Quality Control and Security

Specific detailed information on sampling methods and approaches by the various mine operators is not available to us. However, a report written in 1981 (referred to in the Technical Report) noted that the drilling, sampling and analytical procedures as well as assay checks were reported as acceptable by industry practice.

Echo Bay Mines performed quality checks on their drill cuttings, sampling and assaying methods as part of their evaluation of the property prior to and following its purchase from Tenneco Minerals, indicating that the original assays were reliable and representative. During their exploration and development programs they also drilled a number of core hole twins of reverse circulation rotary drill holes to compare assay results in the same areas.

Houston Oil and Minerals, Tenneco, and Echo Bay Mines are reported to have used standard sample preparation and analytical techniques in their exploration and evaluation efforts, but detailed descriptions of the procedures have not been found. Most of the drill-hole assaying was accomplished by major laboratories that were in existence at the time of the drilling programs. Various labs including Monitor Geochemical, Union Assaying, Barringer, Chemex, Bondar-Clegg, Metallurgical Laboratories, Cone Geochemical, the Borealis Mine lab and others were involved in the assaying at different phases of the exploration and mining activity.

We believe that early work on the property relied on assay standards that were supplied by the laboratories doing the assaying. However, Echo Bay Mines (1986) reported using seven internal quality control standards for their Borealis Mine drill-hole assaying program. The seven standards ranged in gold concentrations from 170 ppb to 0.37 opt. Assay labs involved in the standards analyses were Cone Geochemical, Chemex, and the Borealis Mine lab, and the precision of the three labs was reported as excellent (+/- 1 to 8%) for the higher gold grades (0.154 -0.373 opt); acceptable (+/- 3 to 14%) for the lower grades (0.029 -0.037 opt); and fair (+/- 4 to 20%) for the geochemical anomaly grades (0.009 opt to

170 ppb). These data provide an initial estimation of the precision and accuracy of gold analyses of Borealis mineralization.

During 1986, Echo Bay instructed Chemex to analyze duplicate samples for five selected drill holes. A comparison was made of (a) 1/2 assay-ton fire assay with a gravimetric finish, versus (b) 1/2 assay-ton fire assay with an atomic absorption finish, versus (c) hot cyanide leach of a 10-gram sample. The 1/2 assay-ton fire assay — gravimetric and the 1/2 assay-ton fire assay — atomic absorption gave essentially the same results. However the hot cyanide leach gave results that were 5-11 percent higher in one comparison and significantly lower in another, prompting Chemex to conclude that cyanide leach assaying was not appropriate for Borealis samples. The great majority of the assays in the database are based on fire assays.

We have no information relating to the sample security arrangements made by the previous operators.

Gryphon Gold Operations — Sampling, Analysis, Quality Control and Security

The work we performed to evaluate the 32 holes drilled in 2004 on the five previously leached heaps and two waste dumps was done by a sonic rig to retrieve a core-like sample. All drill holes were drilled vertical, with the sample immediately slid into a plastic sleeve that was sealed and marked with the drill hole number and footage interval. These plastic sample sleeves were not reopened until they reached the analytical lab. A Qualified Person and geologist, Roger Steininger, monitored all of the drill procedures and the handover to the analytical lab. A non-blind standard was added as the last sample of each hole, which was obvious to the lab since the standard was in a pulp bag, although the lab did not know the gold value of the standard.

All samples were submitted to American Assays Labs of Sparks, Nevada. Each analytical sample was split in a rotary splitter with a one-fifth of the sample removed for assay and the remaining four-fifths retained for metallurgical testing. Each assay sample was pulverized and assayed for gold and silver by one assay ton fire assay, and a two hour 200 gram cyanide shake assay for dissolvable gold. As part of the quality control program, standards were submitted to American Assay Labs (AAL) with each drill hole, several assayed pulps and two standards were submitted to ALS Chemex, and three of the duplicates and two standards were submitted to ActLabs-Skyline.

For the hard rock drilling program, started in 2005 and continuing, reverse circulation drilling services were provided by two international drilling contractors, Diversified Drilling LLC of Missoula, Montana and Eklund Drilling Company of Reno, Nevada. Drill bit size equaled 4 ½ inches in diameter and samples were collected at 5-foot intervals (1.5 meters). All drill samples were bagged and sealed at the drill site by drill contractor employees, placed in bins, and delivered to a secure storage. American Assay Laboratories in Sparks, Nevada picked up the sample bins from secure storage. AAL is ISO/IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with gravimetric finish. Strict QA/QC protocol was followed, including the insertion of standards and blanks on a regular basis in the assaying process.

73

In the period between April 2006 and May 2007, reverse circulation drilling services were provided Eklund Drilling Company of Elko, Nevada. Drill bit size equaled 4 ½ inches in diameter and samples were collected at 5-foot intervals (1.5 meters). All drill samples were bagged and sealed at the drill site by the drill contractor employees, placed in bins, and delivered to a secure storage. Inspectorate America Corporation (IAC) in Sparks, Nevada picked up the sample bins from secure storage. IAC is ISO 9001:2000 certified (Certificate number: 37295) and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with an AA finish. Assays greater than 0.10 opt Au were re-assayed by 1-assay ton fire assay with a gravimetric finish. Strict QA/QC protocol was followed, including the insertion of standards and blanks on a regular basis in the assaying process.

Historical Mining and Metallurgical Operations

The historical mining operations processed both a run-of-mine ore and an ore that was crushed to a nominal 1 1/2-inch product as the primary feed material that was placed on the heap for leaching. The fines fraction was agglomerated with cement, mixed with the coarse fraction, and leached with sodium cyanide solution. Gold mineralization is finely disseminated and/or partially bonded with pyrite, and although there are very little ore mineralogy data available, historical operating reports suggest that some coarse gold may exist. Gold that is bound in pyrite or pyrite-silica is not easily recovered by simple heap leach cyanidation, however gold recovery in oxide ores is reported to average about 80% for the ore treated. There are no reports of carbonaceous refractory components within the old heap or dump materials. The previous mine operators employed a Merrill Crowe circuit to enhance ease of silver recovery, followed by a retort to remove mercury.

Laboratory testing subsequent to mine shut down in 1990 indicates that gold recoveries of 55 to 80 percent can be expected from remaining oxide material on the Borealis Property by heap leaching.

Based on limited testwork, gold bearing sulfide material appears to respond to conventional flotation concentration and cyanidation of oxidized concentrates. In the laboratory testing, chemical oxidation and bioxidation treatment of the sulfide material yield a high level of oxidation and correspondingly high gold recoveries after cyanidation of the oxidized material. Aeration of concentrate slurries may be a suitable oxidation method for the sulfide material. A test plan to evaluate recovery options for the sulfide ores from the Borealis Project site is planned for 2007.

Exploration and Development

Our development and exploration plans are based on the recommendations contained on the Technical Report and are subject to our ability to obtain additional capital to fund such plans. These plans are outlined below:

Permitting Process

We will maintain the permits we have received that are necessary for mine start up. Maintaining the permits necessary for mine start up does not require us to complete a feasibility study. The principal permits were issued during calendar 2006, while ordinary course permits will be sought prior to the possible mine start up.

74

The following is a summary and status of the principal permits and status of each as required for the Borealis Gold Project:

~~69~~

•

An Approved Plan of Operations from the U.S. Forest Service was received during the second quarter of 2006. An Environmental Assessment was completed and submitted to the U.S. Forest Service to support the Plan of Operations.

•

A Water Pollution Control Permit (WPCP) from the Nevada Division of Environmental Protection (NDEP), Bureau of Mining Regulation & Reclamation: the WPCP was approved and granted to BMC on January 28, 2006.

•

A Reclamation Permit from the NDEP, Bureau of Mining Regulation & Reclamation issued in the second quarter of 2006, concurrent with the U.S. Forest Service approval of the Plan of Operations.

•

A Tentative Permanent Closure Plan to be administered by the Bureau of Mining Regulation & Reclamation: this plan was submitted with the WPCP application and accepted by NDEP.

•

An Air Quality Permit from the NDEP, Bureau of Air Pollution Quality: the Bureau issued this permit on April 28, 2006.

•

A Surface Area Disturbance Permit from the NDEP, Bureau of Air Pollution Control: approved and granted to BMC on April 3, 2006.

•

A Storm Water Permit from the NDEP: the Storm Water Pollution Prevention Plan (SWPPP) has been prepared for the project and distributed to NDEP and the U.S. Forest Service on February 6, 2006. NDEP requires that we file a Notification of Intent two days before we start operations and that we submit the SWPP within six months.

•

A Spill Prevention, Control, and Countermeasure Plan, under the jurisdiction of the EPA, will be prepared and implemented before starting operations.

•

Threatened & Endangered Species Act: a BA/BE (Biological Assessment/Biological Evaluation) was submitted with the EA.

•

Historical Preservation Act (Section 107): consultation with the U.S. Forest Service and the State Historical Preservation Officer in conjunction with the preparation of the EA, has been completed. The State Historical Preservation Officer has concurred with the findings of the U.S. Forest Service.

•

Water Rights: Water Rights for the project have been granted by the Nevada Division of Water Resources. These water rights provide for sufficient water for the possible heap leach operation as defined by historical operations conducted in the 1980~~’~~‘s The water right will be held for the period of time concurrent with mining operations.

Drilling and Feasibility

We plan to continue our drilling and exploration program with the intent of locating additional sulfide and oxide gold resources on the Borealis property. The primary focus of the program will be within the previously disturbed area, the Graben zone and in the Central and Western Pediment areas. Once sufficient additional potential resources are discovered, we will assess possible methods of beginning production including the possible completion of a feasibility study.

Possible Future Mine Development

If warranted by the discovery and possible development of additional gold resources, project economics and if we are successful in obtaining adequate additional capital, we may propose to build a mine operation on the Borealis site. Our plan will be based on the Plan of Operation filed with the U.S. Forest Service and could change based on additional information as it is acquired and analyzed in our ongoing engineering studies and feasibility study.

~~70~~

75

The Plan of Operation consists of the reopening of a previously reclaimed open pit mining operation. The Plan of Operation does not present an economic analysis, and we have not placed any information in the Plan of Operation regarding capital expenditures, operating costs, ore grade, anticipated revenues, or projected cash flows.

Mineralized Material Expansion and Exploration Program

We have undertaken a systematic district scale exploration program designed to discover and delineate large gold deposits within the greater Borealis Property, outside of the known mineral deposits, which will focus along known mineralized trends that project into untested gravel-covered areas with coincident geophysical anomalies. The greatest potential in the district lies beneath a large gravel-covered area at the mountain front with several potential blind deposits (with no surface expression). The Graben zone is an example of this type of deposit, and other high-potential targets include Rainbow Ridge/Tough Hills, Sunset Wash, Lucky Boy, and others yet to be named generally within the areas referred to as the Central and Western Pediments. To date we have drilled and assayed 46 holes as part of the district wide exploration program.

In addition to the district exploration program, the Borealis property embraces numerous areas with potential for discovery of mineable gold deposits. The defined target areas can be grouped into categories based on our expectation for deposit expansion or potential for discovery. Our current emphasis is focused on targets which are the extensions of previously mined deposits, specifically within the previously disturbed areas the East Ridge-Gold View-Northeast Ridge mineralized trend, and around the margins of the Borealis, Freedom Flats, and Deep Ore Flats/Polaris deposits. Each has the potential to add to the material that can be developed as part of the initial mine plan. Our drilling program during 2005 and 2006 was completed primarily in areas where resources are known to exist. In addition to advancing existing resources to a higher level of confidence, this drilling program has further information gathering objectives for metallurgical assessment, waste characterization, and hydrological analyses that are required in support of our operating permit applications, environmental assessment, and engineering design. Results from drilling of heap leachable material will be incorporated into the feasibility study, should a feasibility study be completed.

Planned activities and expenditures include both field and compilation geology, geophysics, geochemistry, permitting and claim maintenance, road construction and drill-site preparation, reverse circulation (RC) and core drilling, drill-hole assaying, sampling protocol studies and assay quality control, preliminary metallurgical testing, and database management. We estimate that nearly 50% of the budget would be spent directly on drilling (mostly on RC drilling) with approximately 20% on geologists, 10% on assaying, and the remainder divided among the other items. The budget is expected to be sufficient to discover and delineate one or more deposits, but additional funding will be required for detailed development drilling and other development activities.

United States Mining Laws

Mining in the State of Nevada is subject to federal, state and local law. Three types of laws are of particular importance to the Borealis Property: those affecting land ownership and mining rights; those regulating mining operations; and those dealing with the environment.

The Borealis Property is situated on lands owned by the United States (Federal Lands). Borealis Mining, as the owner or lessee of the unpatented mining claims, has the right to conduct mining operations on the lands subject to the prior procurement of required operating permits and approvals, compliance with the terms and conditions of the mining lease, and compliance with applicable federal, state, and local laws, regulations and ordinances. On Federal Lands, mining rights are governed by the General Mining Law of 1872 as amended, 30 U.S.C. §§ 21-161 (various sections), which allows the location of mining claims on certain Federal Lands upon the discovery of a valuable mineral deposit and proper compliance with claim location requirements. A valid mining claim provides the holder with the right to conduct mining operations for the removal of locatable minerals, subject to compliance with the General Mining Law and Nevada state law governing the staking and registration of mining claims, as well as compliance with various federal, state and local operating and environmental laws, regulations and ordinances. Historically, the owner of an unpatented mining claim could, upon strict compliance with legal requirements, file a patent application to obtain full fee title to the surface and mineral rights within the claim; however, continuing Congressional moratoriums have precluded new mining claim patent applications since 1993.

~~71~~ 76

The operation of mines is governed by both federal and state laws. Part of the Borealis Property is situated within the Toiyabe National Forest, and that part is administered by the U.S. Forest Service. The rest of the Borealis Property is administered by the Bureau of Land Management (BLM). In general, the federal laws that govern mining claim location and maintenance and mining operations on Federal Lands, including the Borealis Property, are administered by the BLM. The Forest Service is concerned with surface land use, disturbances and rights-of-way on Federal Lands that it manages. Additional federal laws, such as those governing the purchase, transport or storage of explosives, and those governing mine safety and health, also apply. Various permits or approvals from the BLM and other federal agencies will be needed before any mining operations on the Borealis Property can begin.

The State of Nevada likewise requires various permits and approvals before mining operations can begin, although the state and federal regulatory agencies usually cooperate to minimize duplication of permitting efforts. Among other things, a detailed reclamation plan must be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. The bond amount for a large mining operation is significant. Local jurisdictions (such as Mineral County) may also impose permitting requirements (such as conditional use permits or zoning approvals).

Mining activities on the Borealis Property are subject also to various environmental laws, both federal and state, including but not limited to the federal National Environmental Policy Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Recovery and Conservation Act, the Clean Water Act, the Clean Air Act and the Endangered Species Act, and certain Nevada state laws governing the discharge of pollutants and the use and discharge of water. Various permits from federal and state agencies are required under many of these laws. See, “Permitting Requirements,” below. Local laws and ordinances may also apply to such activities as waste disposal, road use and noise levels.

Permitting

Permit Acquisition and Fundamental Environmental Permitting Considerations

In 2004 we initiated a plan to obtain the required principal environmental operating permits in anticipation of a possible mine start-up.

A staged permit acquisition program is in progress. The first permitting stage, started in the fall of 2003, has been completed. Permits obtained at that time authorized exploration activities needed to prove the mineral resource, condemn the heap sites and support infrastructure, and obtain environmental baseline data to support the permitting packages. A second stage of application for exploration drilling permits was submitted in December 2004 and approval was obtained in May 2005. A Plan of Operations for a new mine was submitted in August 2004 to the U.S. Forest Service and Nevada State agencies and approval was received in the second quarter of 2006. A Water Pollution Control Permit application for the reopening and expansion of the mine was submitted to the Nevada Bureau of Mining Regulation and Reclamation in January 2005. Future exploration activities and mine expansion initiatives will be included in applications for subsequent approvals on a case-by-case and as-needed basis.

The approved Plan of Operation focuses on the approximately 460 acre area previously disturbed by mining operations. Deposits within this boundary, subject to permit applications generally, include the oxidized and partially oxidized portions of Borealis, Deep Ore Flats (also known as Polaris), East Ridge, Freedom Flats, and Northeast Ridge which are amenable to a conventional hydrometallurgical gold recovery process such as heap leaching. Also included in the Plan of Operations is the option for development of underground access to the Graben deposit to be used for exploration and future development activities, although no production plan has been submitted for consideration in this mineralized zone at this date. Crocodile Ridge, Middle Ridge, and other deposits within the study area boundaries of the Borealis Property will be added to the permit applications if warranted based on ongoing engineering and in-fill drilling results.

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77

Permitting Process Overview

The development, operation, closure and reclamation of mining projects in the United States require numerous notifications, permits, authorizations and public agency decisions. This section does not attempt to exhaustively identify all of the permits and authorizations that need to be gained, but instead focuses on those that are considered to be the main efforts that are on the critical path for possible project start-up.

Environmental Inventories

There are certain environmental evaluations that routinely must be completed in order to provide the information against which project impacts are measured. Both the U.S. Forest Service and the Nevada Bureau of Mining Regulation and Reclamation (BMRR) have requirements to profile existing conditions and to evaluate what effects will result from implementing the project plans on those mineral resources.

Background information on geology, air quality, soils, biology, water resources, social and economic conditions, and cultural resources were assembled for us and submitted to the appropriate regulatory agency.

Permitting Requirements

U.S. Forest Service Requirements

The Bridgeport Ranger District of the U.S. Forest Service is the lead agency regulating mining and reclamation activities at the Borealis Property. The permitting process with the U.S. Forest Service approved our Plan of Operations in the second quarter of 2006, pursuant to the requirements of 36 CFR Part 228, Subpart A. Our Plan of Operations was filed in August 2004 describing the project plans in a step-by-step process. The Plan of Operations describes the development of the deposits identified in the Technical Report and recognizes and anticipates the effects of market impacts such as reductions or increases in gold price, and describes the measures that will be taken to adjust for these changing conditions. The emphasis of the Plan of Operations is on defining the spatial and temporal aspects, as they will affect the land that is managed by the agency. The Plan of Operations also describes the plans to reclaim the site, and includes an estimate of the cost to accomplish that reclamation. This cost estimate is the first step toward establishing the reclamation surety for the site.

In order to satisfy the reclamation surety requirements of the U.S. Forest Service, we will consider obtaining an insurance policy for its benefit. This policy, if obtained on terms acceptable to us, would require us to pay into a “commutation” account of the insurer the agreed cost of the initial future reclamation work. The initial amount covered under the policy will be funded by a deposit into the “commutation” account, in an amount to be negotiated. The amount covered by the policy is expected to increase as reclamation costs increase due to expanded mining related disturbances. This additional policy coverage is expected to be funded from mining revenue once the mine is in operation. Once funded, the account will be available to pay for concurrent and final reclamation expenses as they are incurred. The policy is expected to provide us a mechanism to manage the overall cost of reclamation for a known cost for the entire life of mine and provide financial assurance required by the U.S. Forest Service. We would propose to acquire the policy once the plan of operations and associated reclamation plan are approved by the U.S. Forest Service.

The National Environmental Policy Act (NEPA) requires that any decision made by a Federal agency must consider the environmental effects of that decision. The USFS will decide whether or not there is a decision to be made, and whether that decision is significant or not. If there is no decision to be made, as in the instance of Categorical Exclusions (CE), the project can proceed with notification only. CE’s are allowed when surface disturbances are limited to less than one mile of new road building. If a decision must be made, an environmental impact evaluation is completed and from that analysis, a determination of whether the environmental impact is significant or not. If the determination is a “finding of no significant impact” (FONSI), then the agency is authorized to approve the plan based on the Environmental Assessment (EA) findings. If the decision is that the impacts are in fact significant, then an Environmental Impact Statement (EIS) is required to arrive at the final decision. There is a significantly increased time period for review and public comment for an EIS versus an EA. Approvals of Gryphon Gold’s site exploration activities to date were authorized under a CE.

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78

The USFS Bridgeport Ranger District (District) determined that preparation of an Environmental Assessment (EA) was necessary to comply with the requirements of the National Environmental Policy Act (NEPA). The USFS and wemutually agreed to have Knight Piesold and Co. (KPCO), a third-party NEPA contractor, prepare the EA. Comments from a variety of stakeholders have been solicited. These comments have been incorporated into a Modified Plan of Operations, which includes some changes from the initial Plan of Operations submitted to account for updated operating plans and required mitigation measures to better protect the environment.

At the completion of the NEPA process and decision, the reclamation surety must be posted with the USFS prior to any surface disturbance on site. The reclamation cost estimate provided in the Plan of Operations will be reviewed and refined by the agency and an acceptable amount agreed upon among the U.S. Forest Service, BMRR and us.

Nevada Division of Water Resources Requirements

Development of the Borealis Property will involve significant water demand in an arid region where the water basin has been over-appropriated and for which project water rights have been withdrawn. Successful mining and processing will require careful control of project water and efficient reclamation of project solutions back into the leaching process.

The Nevada Division of Water Resources (NDWR) is the responsible agency for granting water rights permits. The basin from which water rights could be appropriatedis the same basin that was the water supply for the mining activities at Borealis during the 1980~~’~~‘s and early 1990~~’~~‘s. Although this basin appears to be over allocated to various users, many of these rights go unused, so it may be possible to transfer existing appropriations to the project if necessary.

We believe that water rights granted to us by the NDWR are sufficient to conduct planned operations. A wellfield to perfect this water supply has not yet been tested or developed.

NDEP Bureau of Mining Regulation and Reclamation Requirements

The Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (BMRR) regulates mining activities within the state including water pollution control and reclamation.

The heap leach and process solution ponds are presented in the water pollution control permit application that was filed in January 2004. The permit application package includes the engineering design report for the heap and ponds, certified by a Nevada registered professional engineer. In addition to the engineering report, operating plans describing the mineral processing circuit, fluid management plan, monitoring plans, emergency response plan, temporary closure plan and tentative permanent closure plan were presented. The Water Pollution Control Permit was issued on January 28, 2006.

BMRR also administers and enforces the requirements relating to the reclamation of land subject to mining or exploration projects.

A Reclamation Plan that contains the identical information as was contained in the Plan of Operations was submitted to the BMRR in August 2004. The Reclamation Plan was approved during the second quarter of 2006.

We will be required to post a reclamation bond from a financial institution or otherwise set aside a corresponding amount for the benefit of BMRR. We anticipate that BMRR will accept the reclamation bond we post for the benefit of the U.S. Forest Service.

Nevada Division of Environmental Protection — Bureau of Air Quality Requirements

Prior to the commencement of construction activities, an air quality permit will be necessary. The Nevada Bureau of Air Quality (BAQ) regulations state that a process flow diagram must be generated to communicate the technical aspects of the process/activity and determine which class of permit will be required. We have prepared the required process flow diagram and submitted our permit application. On April 28, 2006 the Class II air quality permit was issued by BAQ.

~~74~~ 79

United States Regulatory Matters

General

All of our exploration activities in the United States are subject to regulation by governmental agencies under various mining and environmental laws. The nature and scope of regulation depends on a variety of factors, including the type of activities being conducted, the ownership status of land on which the operations are located, the nature of the resources affected, the states in which the operations are located, the delegation of federal air and water-pollution control and other programs to state agencies, and the structure and organization of state and local permitting agencies. We believe that we are in substantial compliance with all such applicable laws and regulations. While these laws and regulations govern how we conduct many aspects of our business, we do not believe that they will have a material adverse effect on our operations or financial condition. We evaluate our projects in light of the cost and impact of regulations on the proposed activity, and evaluate new laws and regulations as they develop to determine the impact on, and changes necessary to, our operations.

Generally, compliance with environmental and related laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Some permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to our proposed operations may be encountered.

U.S. Federal and State Environmental Law

Our past and future activities in the United States may cause us to be subject to liability under various federal and state laws. Proposed mining activities on federal land trigger regulations promulgated by the U.S. Forest Service (USFS), the Bureau of Land Management (BLM), and potentially other federal agencies, depending on the nature and scope of the impacts. For operations on federal public lands administered by the BLM that disturb more than five acres, an operator must submit a Plan of Operations to BLM. On USFS-administered lands, the USFS requires the submission of a notice for all mining operations, regardless of size, and a Plan of Operations if the USFS determines that there will be any “significant” disturbance of the surface.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. We are unaware of any reason why our undeveloped properties would currently give rise to any potential CERCLA liability. We cannot predict the likelihood of future CERCLA liability with respect to our properties or surrounding areas that have been affected by historic mining operations.

Under the Resource Conservation and Recovery Act (RCRA) and related state laws, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous or solid wastes associated with certain mining-related activities. RCRA costs may also include corrective action or clean up costs.

Mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, such as crushers and storage facilities, and from mobile sources such as trucks and heavy construction equipment. All of these sources are subject to review, monitoring, permitting, and/or control requirements under the federal Clean Air Act and related state air quality laws. Air quality permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the permitting conditions.

Under the federal Clean Water Act and delegated state water-quality programs, point-source discharges into “Waters of the State” are regulated by the National Pollution Discharge Elimination System (NPDES) program. Section 404 of the Clean Water Act regulates the discharge of dredge and fill material into “Waters of the United States,” including wetlands. Stormwater discharges also are regulated and permitted under that statute. All of those programs may impose permitting and other requirements on our operations.

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The National Environmental Policy Act (NEPA) requires an assessment of the environmental impacts of “major” federal actions. The “federal action” requirement can be satisfied if the project involves federal land or if the federal government provides financing or permitting approvals. NEPA does not establish any substantive standards. It merely requires the analysis of any potential impact. The scope of the assessment process depends on the size of the project. An “Environmental Assessment” (EA) may be adequate for smaller projects. An Environmental Impact Statement (EIS), which is much more detailed and broader in scope than an EA, is required for larger projects. NEPA compliance requirements for any of our proposed projects could result in additional costs or delays.

The Endangered Species Act (ESA) is administered by the U.S. Department of Interior’s U.S. Fish and Wildlife Service. The purpose of the ESA is to conserve and recover listed endangered and threatened species and their habitat. Under the ESA, “endangered” means that a species is in danger of extinction throughout all or a significant portion of its range. “Threatened” means that a species is likely to become endangered within the foreseeable future. Under the ESA, it is unlawful to “take” a listed species, which can include harassing or harming members of such species or significantly modifying their habitat. We conduct wildlife and plant inventories as required as part of the environmental assessment process prior to initiating exploration projects. We currently are unaware of any endangered species issues at any of our projects that would have a material adverse effect on our operations. Future identification of endangered species or habitat in our project areas may delay or adversely affect our operations.

We are committed to fulfilling our requirements under applicable environmental laws and regulations. These laws and regulations are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct our business in a manner that safeguards public health and mitigates the environmental effects of our business activities. To comply with these laws and regulations, we have made, and in the future may be required to make, capital and operating expenditures.

U.S. Federal and State Reclamation Requirements

We are subject to land reclamation requirements under state and federal law, which generally are implemented through reclamation permits that apply to exploration activities. These requirements often mandate concurrent reclamation and require the posting of reclamation bonds or other financial assurance sufficient to guarantee the cost of reclamation. If reclamation obligations are not met, the designated agency could draw on these bonds and letters of credit to fund expenditures for reclamation requirements.

Reclamation requirements generally include stabilizing, contouring and re-vegetating disturbed lands, controlling drainage from portals and waste rock dumps, removing roads and structures, neutralizing or removing process solutions, monitoring groundwater at the mining site, and maintaining visual aesthetics. We believe that we currently are in substantial compliance with and are committed to maintaining all of our financial assurance and reclamation obligations pursuant to our permits and applicable laws.

~~CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS~~

~~Except for the transactions described below, none of our directors, senior officers or principal shareholders, nor any associate or affiliate of the foregoing have any interest, direct or indirect, in any transaction, from April 23, 2003 (date of inception) to the date of this prospectus, or in any proposed transactions, in which such person had or is to have a direct or indirect material interest.~~

~~Purchases Of Securities~~

~~During and subsequent to the fiscal year ending March 31, 2007, officers, directors and 10% shareholders of Gryphon Gold purchased securities of Gryphon Gold on the following terms:~~

~~Price of~~
~~Officer, Director, 10%~~	~~Type of Security~~	~~Security~~	~~Date of Purchase~~
~~Shareholder~~
~~Michael Longinotti~~	~~100,000 units (1)~~	~~Cdn $1.35 per unit~~	~~June 10, 2006~~
~~Rajwant Kang~~	~~4,800 units~~	~~Cdn $2.07 per unit~~	~~April 27, 2006~~

~~Rajwant Kang~~	~~5,000 units~~	~~Cdn $1.65 per unit~~	~~May 31, 2006~~
~~Rajwant Kang~~	~~29,000 units (1)~~	~~Cdn $1.35 per unit~~	~~June 10, 2006~~
~~Rajwant Kang~~	~~9,000 units~~	~~Cdn $1.46 per unit~~	~~July 21, 2006~~
~~Rajwant Kang~~	~~6,000 units~~	~~Cdn $1.20 per unit~~	~~Oct 5, 2006~~
~~Anthony Ker~~	~~25,000 units~~	~~Cdn $1.85 per unit~~	~~May 8, 2006~~
~~Donald Gentry~~	~~37,500 units~~	~~$0.75 per unit~~	~~April 17, 2006~~
~~Geologic Resource Fund~~	~~3,500,000 units (2)~~	~~Cdn $0.90 per unit~~	~~Feb 9, 2007~~

~~(1)Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at Cdn$1.82.~~

~~(2)Each unit consisted of one share of common stsock and one of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at Cdn$1.10 until first anniversary date (Feb 8, 2008) and exercisable at Cdn$1.35 from Feb 9, 2008 to Feb 9, 2009.~~

~~76~~

~~Other than compensatory arrangements described under “Executive Compensation” and the transactions described above, we have had no other transactions, directly or indirectly, during the past fiscal year with our directors, senior officers or principal shareholders, or any of their associates or affiliates in which they had or have a direct or indirect material interest.~~

~~Director Independence~~

~~The Company’s Board of Directors has determined that the following directors are independent based on the standards for director independence for the American Stock Exchange:~~

~~•~~

~~Richard Hughes;~~

~~•~~

~~Don Gentry; and~~

~~•~~

~~Rohan Hazelton.~~

~~MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS~~

~~Market Information~~

~~Our common stock is quoted on the Toronto Stock Exchange (“TSX”) and the NASD Over-the-Counter Bulletin Board. Our common shares commenced trading on the TSX on December 22, 2005. Before trading on the TSX our stock was not publicly traded on any exchange. The high and low bid quotations of our common stock on the TSX were as follows:~~

~~Period~~

~~High~~

~~Low~~

~~2007 Second Quarter (TSX)~~

~~Cdn$1.13~~

~~Cdn$0.78~~

~~First Quarter (TSX)~~

~~Cdn$1.20~~

~~Cdn.$0.75~~

~~2006 First Quarter (TSX)~~

~~Cdn$1.54~~

~~Cdn$1.15~~

~~Second Quarter (TSX)~~

~~Cdn$2.33~~

~~Cdn$1.16~~

~~Third Quarter (TSX)~~

~~Cdn$1.69~~

~~Cdn$1.19~~

~~Fourth Quarter (TSX)~~

~~Cdn$1.43~~

~~Cdn$0.72~~

~~2005 Fourth Quarter(1) (TSX)~~

~~Cdn$1.15~~

~~Cdn$0.91~~

     ~~(1) Our shares were initially quoted for trading on December 22, 2005. There was no quote prior to December 22, 2005.~~

~~As of July 25, 2007 the closing bid quotation for our common stock was Cdn$0.89 per share as quoted by the TSX. As of July 25, 2007 the closing bid quotation for our common stock was $88 per share as quoted on the Over-the-Counter Bulletin Board.~~

~~As of July 16, 2007, we had 47,491,395 shares of common stock issued and outstanding, held by approximately 1783 registered shareholders. In many cases, shares are registered through intermediaries, making the precise number of shareholders difficult to obtain.~~

~~Dividend Policy~~

~~We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.~~

~~Purchases of Equity Securities by the Small Business Issuer and Affiliates~~

~~There were no purchases of our equity securities by us or any of our affiliates during the year ended March 31, 2007.~~

~~Equity Compensation Plans~~

~~Securities Authorized for Issuance~~

~~On March 29, 2005, our board of directors adopted a stock option plan which was approved by our shareholders on May 13, 2005. As of March 31, 2007 we had granted 3,000,000 stock options, of which 200,000 were forfeited and 107,500 were exercised, pursuant to the terms of our 2005 stock option plan with expiry dates to 2011. We may only issue up to 3,000,000 shares of common stock under the terms of the 2005 stock option plan.~~

~~On April 4, 2006 (amended July 24, 2006), the Board of Directors approved the 2006 Omnibus Incentive Plan, which increased the number of reserved shares of common stock for issuance to employees, officers, directors, consultants and advisors, from 3,000,000 to 7,000,000 shares. The 2006 Omnibus Incentive Plan authorizes the Company to grant 3,000,000 options and 1,000,000 restricted stock untis. As of March 31, 2007 we had granted 2,650,000 stock options pursuant to the terms of our omnibus incentive plan as described below with expiry dates to 2012, of which 110,000 were forfeited; 673,000 restricted stock units had been granted as of March 31, 2007 pursuant to the terms of our omnibus incentive plan. The 2006 Omnibus Incentive Plan was ratified by the shareholders at the company’s annual general meeting on September 12, 2006, along with all options previously granted thereunder, pending such ratification.~~

~~We have no equity compensation plans in place that have not been approved by our shareholders, but amendments and proposed plans will be presented to shareholders for approval at the annual general meeting. The table below shows securities issued under our equity compensation plans as of July 27, 2007.~~

	~~Number of securities~~	~~Weighted-average~~	~~Number of securities~~
	~~to be issued upon~~	~~exercise price of~~	~~remaining available~~
	~~exercise of~~	~~outstanding options,~~	~~for future issuance~~
	~~outstanding options,~~	~~warrants, and rights~~	~~under equity~~
	~~warrants, and rights~~	~~(b)~~	~~compensation plans~~
	~~(a)~~		~~(excluding securities~~
~~reflected in column~~
~~(a))~~
~~(c)~~
~~Equity compensation plans~~	~~5,263,750~~	~~$0.91~~	~~942,000(2)~~
~~approved by security~~
~~holders(1)~~
~~Equity compensation plans~~	~~--~~	~~--~~	~~--~~
~~not approved by security~~
~~holders~~
~~TOTAL~~	~~5,263,750~~	~~--~~	~~942,000~~

~~(1)~~

~~Consists of 2,377,500 outstanding options granted from the Stock Option Plan, 2,375,000 outstanding options granted from the Omnibus Incentive Plan, and 511,250 restricted stock units granted under the Omnibus Incentive Plan.~~

~~(2)~~	~~Consists of 625,000 options and 317,000 restricted stock units remaining under the Omnibus Incentive Plan.~~

~~* Based on the March 31, 2007 exchange rate of Cdn$1.1546 equals US$1~~

~~Omnibus Incentive Plan~~

~~The Plan is administered by the Compensation Committee, and has full and final authority with respect to the granting of options there under. Options may be granted under the Plan to such directors, officers, employees or consultants of Gryphon Gold and its subsidiaries as the Compensation Committee may from time to time designate (referred to as a “participant”). Each option will generally entitle a participant to purchase one share of common stock during the term of the option upon payment of the exercise price. The exercise price of any options granted under the Plan shall be determined by the Compensation Committee and may not be less than the market price of our common stock on the date of grant of the options (calculated in accordance with the rules of the Toronto Stock Exchange as the volume weighted average trading price for the five trading days preceding the date of grant). Gryphon Gold may provide financial assistance to eligible persons to purchase shares of common stock under the Plan, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable with full recourse and the term of any such financing shall not exceed the term of the option to which the financing applies.~~

~~The term of any options granted shall be determined by the Compensation Committee at the time of the grant but the term of any options granted under the Plan shall not exceed ten years. If desired by the Compensation Committee, options granted under the Plan may be subject to vesting provisions. Options granted under the Plan are not transferable or assignable other than by will or otherwise by operation of law. In the event of death or disability of an option holder, options granted under the Plan expire one year from the death or disability of the option holder.~~

~~Certain restrictions contained in the Plan include:~~

~~•~~

~~the number of shares of common stock which may be issued pursuant to the Plan (or any other employee-related plan or options for service) to any one person may not exceed 5% of all the common shares issued and outstanding on a non-diluted basis from time to time; and~~

~~•~~

~~the number of shares of common stock which may be issued pursuant to the Plan (or any other employee-related plan or options for services) to insiders (as defined in the rules of the Toronto Stock Exchange to include generally directors, senior officers of Gryphon Gold or its subsidiaries or shareholders who own more than 10% of our common stock) during any twelve month period may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time (unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).~~

~~79~~

~~•~~

~~the number of shares of common stock which may be reserved for issuance in respect of options granted to insiders pursuant to the Plan (or any other employee-related plan or options for service) may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).~~

~~Gryphon Gold’s board of directors may at any time terminate or amend the Plan in any respect, provided however, that the board may not, without the approval of the shareholders, amend the Plan or any option granted thereunder in any manner that requires shareholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the common shares are listed or quoted.~~

~~Sale of Unregistered Securities~~

~~All sales of unregistered securities were previously reported in the Company’s quarterly and current reports filed with the Securities and Exchange Commission.~~

~~EXECUTIVE COMPENSATION~~

~~The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executive officers”) for the fiscal year ended March 31, 2007.~~

~~On April 4, 2006, the Board authorized salary adjustments for directors, officers, and employees. These adjustments are indicated in the compensation table below. Further, the Board proposed stock grants to certain directors and executives to provide additional compensation, such stock grants would be part of a Stock Grant and Options Plan to be approved at the next annual general meeting of stockholders.~~

~~Summary Compensation Table~~
~~Name and~~	~~Year~~	~~Salary~~	~~Bonus~~	~~Stock~~	~~Options~~	~~Non-Equity~~	~~Non-~~	~~All Oth~~
~~Principal~~		~~$ $~~		~~Awards~~	~~Awards~~	~~Incentive Plan~~	~~Qualified~~	~~Compens~~
~~Position~~				~~$ $~~		~~Compensation~~	~~Deffered~~
~~$ Compensation~~
~~Earnings $~~

~~Tony Ker,~~	~~2007~~	~~174,442(2)~~	~~18,188~~	~~87,145(4)~~	~~166,570~~			~~32,3~~
~~President~~
~~& CEO~~
~~Michael~~	~~2007~~	~~117,175~~	~~18,188~~	~~63,954~~	~~198,920~~
~~Longinotti,~~
~~CFO~~
~~Albert~~	~~2007~~	~~179,516(3)~~	~~18,188~~	~~87,145(4)~~	~~166,570~~			~~35,7~~
~~Matter,~~
~~Chairman~~
~~Allen~~	~~2007~~	~~130,000~~		~~-~~	~~145,600~~			~~112,50~~

~~Gordon,~~
~~Former~~
~~President~~
~~& COO (1)~~
~~Steve~~	~~2007~~	~~125,000~~	~~- 17,429~~	~~50,930~~	~~20,0~~
~~Craig, VP~~
~~Exploration~~

~~(1)~~

     ~~Vacated President and Chief Operating Officer role November 30, 2006 (2)~~

     ~~Effective April 2006 annual salary adjusted to Cdn$213,000, on January 1, 2007 reduced to Cdn$150,000 (3) Effective April 2006 annual salary adjusted to Cdn$220,600, on January 1, 2007 reduced to Cdn$150,000. (4)~~

~~Grant of 75,000 Restricted Stock Units in lieu of reduced salary vesting quarterly commencing April 1, 2007; 50,000 Restricted Stock Units Vest on July 10, 2008.~~

~~(5)~~

     ~~Retro pay for fiscal year 2006. (6) Severance payment of $75,000. (7) Relocation payment.~~

~~80~~

~~Executive Compensation Agreements and Summary of Executive Compensation~~

~~Report on Executive Compensation~~

~~During the year ended March 31, 2006, the Company’s Compensation Committee was responsible for establishing compensation policy and administering the compensation programs of our executive officers.~~

~~The amount of compensation paid by the Company to each of our officers and the terms of those persons’ employment is determined solely by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company’s officers. The Company believes that the compensation paid to the Company’s directors and officers is fair to the Company.~~

~~Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.~~

~~Executive Compensation Agreements~~

~~Gryphon Gold is a party to employment contracts for Albert Matter, Tony Ker, Michael Longinotti, Steven Craig and Rajwant Kang. Pursuant to those agreements they are entitled to compensation for termination of their employment in certain circumstances, including termination without cause and change of control. The employment agreements provide for the payment of compensation that will be triggered by a termination of the executive officer’s employment by either Gryphon Gold or the executive officer following a change of control of Gryphon Gold, or by Gryphon Gold at any time, other than for “cause.” In such event, Messr’s Matter, Ker, Longinotti, and Craig will be entitled to receive an amount equal to one year’s annual salary plus bonus (equal to the amount of bonus in the prior year) earned in the year of change of control, and existing benefits for a period of 12 months. Mr. Kang will be entitled to receive an amount equal to one-half year’s annual salary plus bonus (equal to the amount of bonus in the prior year) earned in the year of change of control, and existing benefits for a period of 6 months. The agreements with Albert Matter and Tony Ker include limited non-competition and non-solicitation covenants for a period of 12 months following termination.~~

~~Except as described above, and the payment of directors’ fees, there are no service contracts of any officer of Gryphon Gold and there is no arrangement or agreement made or proposed to be made between Gryphon Gold and any of its named executive officers pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of Gryphon Gold or a change in the named executive officer’s responsibilities following such change in control.~~

~~81~~

~~Outstanding Equity Awards At Fiscal Year-End~~

~~The following table sets forth the stock options granted to our named executive officers as of the fiscal year ended March 31, 2007. No stock appreciation rights were awarded.~~

		~~Option Awards~~					~~Stock Awards~~

~~Name~~	~~Number of~~	~~Number of~~	~~Equity~~	~~Option~~	~~Option~~	~~Number~~	~~Market Value~~	~~Equ~~
	~~Securities~~	~~Securities~~	~~Incentive~~	~~Exercise~~	~~Expiration~~	~~of~~	~~of Shares or~~	~~Ince~~
	~~Underlying~~	~~Underlying~~	~~Plan~~	~~Price ($)~~	~~Date~~	~~Shares~~	~~Units of Stock~~	~~Pl~~
	~~Unexercised~~	~~Unexercised~~	~~Awards:~~			~~or Units~~	~~that have not~~	~~Awa~~
	~~Options (1)~~	~~Options (#)~~	~~Number of~~			~~of~~	~~Vested ($)~~	~~Num~~
	~~(#)~~	~~Unexercisable~~	~~Securities~~			~~Stock~~		~~o~~
	~~Exercisable~~		~~Unexercised~~			~~that~~		~~Secu~~
			~~Unearned~~			~~have~~		~~Unea~~
			~~Options (#)~~			~~not~~		~~Sha~~
						~~Vested~~		~~Unit~~
						~~(#)~~		~~Ot~~
~~Rig~~
~~Th~~
~~have~~
~~Ves~~

	~~Tony Ker(1)~~	~~325,000~~	~~--~~	~~0.75~~	~~29-Mar-~~	~~50,000~~	~~46,336~~
	~~President~~				~~10~~
	~~and Chief~~	~~--~~	~~200,000~~	~~Cdn$1.37~~	~~4-Apr-12~~	~~75,000~~	~~69,505~~
	~~Executive~~	~~50,000~~	~~50,000~~	~~Cdn$0.80~~	~~25-Feb-12~~
~~Officer~~
	~~Michael~~	~~250,000~~	~~--~~	~~Cdn$1.37~~	~~18-Apr-12~~
	~~Longinotti(2)~~	~~50,000~~	~~50,000~~	~~Cdn$0.80~~	~~25-Feb-12~~
~~Chief~~
~~Financial~~
~~Officer~~
	~~Albert~~	~~350,000~~	~~--~~	~~0.75~~	~~29-Mar-~~	~~50,000~~	~~46,336~~
	~~Matter(3)~~				~~10~~
	~~Chairman~~	~~--~~	~~200,000~~	~~Cdn$1.37~~	~~4-Apr-12~~	~~75,000~~	~~69,505~~
		~~50,000~~	~~50,000~~	~~Cdn$0.80~~	~~25-Feb-12~~
	~~Steve~~	~~54,000~~	~~36,000~~	~~Cdn$1.15~~	~~5-Jan-11~~	~~25,000~~	~~23,168~~
	~~Craig(4)~~	~~36,000~~	~~24,000~~	~~Cdn$1.37~~	~~13-Mar-~~
	~~VP~~				~~11~~
	~~Exploration~~	~~--~~	~~50,000~~	~~Cdn$1.37~~	~~4-Apr-12~~
		~~25,000~~	~~25,000~~	~~Cdn$0.80~~	~~25-Feb-12~~
	~~Allen~~	~~350,000~~	~~--~~	~~0.75~~	~~13-Jun-07~~
~~Gordon (5)~~
	~~Former~~	~~--~~	~~225,000~~	~~Cdn$1.37~~	~~13-Jun-07~~
~~President~~
~~and Chief~~
~~Operating~~
~~Officer~~
	~~Rajwant~~	~~30,000~~	~~45,000~~	~~Cdn$1.37~~	~~4-Apr-11~~
	~~Kang~~	~~37,500~~	~~--~~	~~Cdn$0.80~~	~~26-Feb-12~~
~~Controller,~~
~~Secretary,~~
~~and~~
~~Treasurer~~

~~(1)~~
~~200,000 options vest 100% April 4, 2007; 50,000 options vest 100% February 26, 2008. Units of stock: 50,000 vest~~
~~100% July 10, 2008; 75,000 vest 25% quarterly commencing April 1, 2007.~~
~~(2)~~
~~50,000 options vest 100% February 26, 2008.~~
~~(3)~~
~~200,000 options vest 100% April 4, 2007; 50,000 options vest 100% February 26, 2008. Units of stock: 50,000 vest~~
~~100% July 10, 2008; 75,000 vest 25% quarterly commencing April 1, 2007.~~

~~(4)~~

~~36,000 options vest 50% July 5, 2007, 50% January 5, 2008: 24,000 options vest 50% September 13, 2007, 50% March 13, 2008: 50,000 options vest 100% April 4, 2007: 25,000 options vest 100% February 26, 2008. Units of stock: 25,000 vest 50% July 10, 2007, 50% January 10, 2008.~~

~~(5)~~

~~Vacated President and COO role November 30, 2006; 225,000 vest 100% April 4, 2007.~~

~~(6)~~	~~45,000 options vest April 4 2007 – 15,000, October 4, 2007 – 15,000, April 4 2008 – 15,000; 37,500 options to vest 100% February 26, 2008.~~

Nevada Eagle Properties

Nevada Eagle Properties General Description

Nevada Eagle has interests in 54 prospective gold properties covering over 70 square miles of gold trends in Nevada. Twenty-four of these properties are in the Walker Lane belt and add to Gryphon’s inventory of volcanogenic hosted gold resources. Seven of the properties are in the Cortez Trend, seven in the Austin- Lovelock Trend, two in the Carlin Trend and the balance are unique situations throughout Nevada with a few in contiguous states. These properties offer Gryphon both production opportunities or royalty income upon production. Twenty-six of the properties are ‘farmed-out’ through lease and option agreements that generate a positive cash flow net of carryings costs. The remaining wholly-owned properties are retained for Gryphon’s own exploration effort or additional future farm outs.

81

The following is a summary of the major properties in which Nevada Eagle has interests:

Golden Arrow

The Golden Arrow property is located approximately 39 miles east of Tonopah within the Golden Arrow mining district of southern Nye County, Nevada, U.S.A., at geographic co-ordinates 37deg. 59min. North latitude by 116deg. 37min. West longitude. Access is excellent; 37 miles east of Tonopah, Nevada on Highway 6, then 12 miles south on graded dirt road. It is comprised of 196 contiguous unpatented lode mining claims covering approximately 4,051 acres.

The property is situated regionally within the Walker Lane Structural Belt, a terrain dominated by northwesterly-trending transcurrent faulting and hosting numerous precious metal deposits across central Nevada, and locally along the western rim of the Kawich resurgent caldera. Estimated production from volcanic-hosted epithermal gold and silver deposits along this belt exceeds 40 million ounces of gold and 540 million ounces of silver since 1859.

The property is underlain by Oligocene- to Miocene-age sequence of andesitic to rhyolitic volcanic and volcaniclastic rocks and spatially- and genetically-related to the tectonism and volcanism of the Kawich caldera. Rhyolitic domes and associated phreatic diatremes intruded the volcanic stratigraphy, and all lithologies are overlain by Pliocene-age basaltic glows prior to and coeval with Basin and Range faulting and erosion. Regional northwesterly- and northeasterly-oriented fault structures controlled both the deposition of the volcanic units and the distribution of siliceous and argillic alteration assemblages associated with precious metals-bearing mineralization.

Mineralization within the property is typical of a volcanic-hosted, low-sulphidation epithermal mineralizing system. Precious metal values are genetically- and spatially-associated with multi-episodic quartz-sulphide (/- adularia /- carbonate /- sericite /- barite) veins, veinlets and stockwork zones that are controlled by normal and oblique strike-slip faults within the rhyolitic-latite, volcaniclastic and andesite rock units.

Since 1981 ten successive companies, including Homestake Mining Company, Coeur d'Alene Mines and Kennecott Exploration Company, have conducted extensive geological, geochemical and geophysical surveying, and drilled at least 389 air-track, percussion, reverse circulation (RC) and diamond drill holes totaling at least 137,481 feet. Most of this work has been directed at discovering and delineating the near-surface bulk-tonnage potential of two adjacent zones, namely Gold Coin/Confidence Mountain and Hidden Hill. Several resource estimates, all non-complaint with National Instrument 43-101, have been calculated.

From July 2003 to January 2004, Pacific Ridge Exploration Ltd. Drilled 29 RC drill holes totaling 18,721 feet in seven separate target areas on the property. The majority of the holes tested for strike and down-dip extensions to higher-grade mineralized intercepts encountered in earlier drilling. Numerous high-grade intercepts, including 5 feet grading 2.435 opt. Au in the Confidence Mountain area, were encountered.

Several additional target areas have been identified as a result of Pacific Ridge's efforts which have the potential to host higher-grade, precious metals-bearing, structurally-controlled deposits. Within the drill-indicated disseminated gold mineralization, numerous structurally–confined zones containing gold grades between one and three ounces per ton have been intercepted.

Seven drill holes listed below demonstrate the high grade potential that should be explored.

•

     DH TGA 97-203 contains 15 feet 1.7 opt Au. • DH GA 90-121 contains 8 feet grading .95 opt Au. • DH GA 90-85 contains 10 feet grading .87 opt Au. • DH GA 90-83 contains 15 feet grading .60 opt Au. • DH KGA-3 contains 15 feet grading .47 opt Au. • DH GA 94-159 contains 5 feet grading 2.95 opt Au. • DH GA 94-166 contains 10 feet grading 1.88 opt Au.

These high-grade gold intercepts were encountered in past drilling programs designed to explore for bulk tonnage, low-grade deposits. These intercepts have not been followed up systematically to determine the extent of high-grade mineralization. Also three parallel NE trending vein-structures, north of the resources areas have not yet been drilled. These structures have a cumulative strike length of over 3 miles.

~~Retirement, Resignation or Termination Plans~~

~~We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company.~~

~~Director Compensation~~

~~Name~~	~~Fees~~	~~Stock~~		~~Option~~		~~Non-Equity~~	~~Non-~~	~~All Other~~	~~Total~~
	~~Earned~~	~~Awards~~		~~Awards~~		~~Incentive Plan~~	~~Qualified~~	~~Compensation~~	~~($)~~
	~~or~~	~~($)~~		~~($)~~		~~Compensation~~	~~Compensation~~	~~($)~~
	~~Paid in~~					~~($)~~	~~Earnings ($)~~
~~Cash~~
~~($)($)~~

~~Donald~~	~~6,750~~	~~52,287~~	~~(1)~~	~~113,250~~	~~(2)~~				~~172,287~~

~~(1)~~

~~50,000 Restricted Stock Units Vest on July 10, 2008; 25,000 Restricted Stock Units Vest on a quarterly basis commencing April 10, 2007.~~

~~(2)~~

     ~~175,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share (3) 50,000 Restricted Stock Units Vest on July 10, 2008; 25,000 Restricted Stock Units Vest on a quarterly basis commencing April 10, 2007.~~

~~(4)~~

     ~~175,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share (5) 100,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share (6) 50,000 Restricted Stock Units Vest on July 10, 2008; 25,000 Restricted Stock Units Vest on a quarterly basis commencing April 10, 2007.~~

~~(7)~~

     ~~100,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share (8) 50,000 Restricted Stock Units Vest on July 10, 2008 (9) 200,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share (10) Consulting Fees paid~~

~~Compensation of Directors~~

~~Beginning January 2007, independent board members who are not employed by us in any capacity other than as a director will be compensated for their services as follows:~~

~~•~~

~~A grant of 25,000 Restricted Stock Units that vest at a rate of 6,250 units each calendar quarter during 2007 and 50,000 units that will vest July 10, 2008.~~

~~•~~

~~No cash compensation for attendance of any meeting.~~

~~•~~

~~Any expenses, travel, administrative, telephone or other costs associated with a Board member’s fulfilling his or her duties as a Board member will be reimbursed by Gryphon Gold.~~

Regent

The Regent property is located approximately 38 miles southeast of Fallon within the Rawhide mining district of northern Mineral County, Nevada, U.S.A., at geographic co-ordinates 39deg. 2min. North latitude by 118deg. 25min. West longitude. Access is Excellent; 32 miles east of Fallon, Nevada on Highway 50, then 21 miles south on Highway 31, thence west 6 miles along a well-maintained road. It is comprised of 110 contiguous unpatented lode mining claims covering approximately 2,272 acres.

The property is situated regionally along the northeastern margin of the northwest trending Walker Lane Structural Belt, a terrain dominated by northwesterly-trending transcurrent faulting. The Regent deposits more specifically lie along the northeastern margin of the Rawhide volcanic center. Numerous other volcanic hosted precious metal deposits are located within this northwest trending zone of complex structural disruption: Goldfield, Tonopah, Comstock Lode, Paradise Peak, Silver Peak, Candelaria and Tallapoosa. Estimated production from volcanic-hosted epithermal gold and silver deposits along this belt exceeds 40 million ounces of gold and 540 million ounces of silver since 1859.

The property is underlain by a complex pile of mid-Miocene calc-alkaline volcanics, ranging in composition from basaltic andesite to latite to rhyolite. Pyroplastic tuffs and minor volcanically-derived epiclastic sediments underlie much of the area from the Rawhide deposit to Regent, but the majority of the Regent project area is composed of a series of coalescing latitic flow-dome complexes.

Mineralization at Regent occurs in quartz veins and in intensely silicified illite and clay altered volcanic rocks many of which show intense brecciation. Mineralization can be classified (as can most of the Walker Lane) as low to intermediate sulfidation epithermal type; in the case of Regent with a very strong structural control. Structures that have received the most exploration attention to date are NNE with west dips such as the Regent Hill structure and NNW with east dips such as the Regent Hill and Antithetic structure. There are strongly ENE structures such as the Broadway and Crosstown structure that have been underexplored to date.

Since 1984 Kennecott and Newmont conducted exploration programs designed to develop low grade open pit bulk mineable resources. These programs resulted in the drilling of over 560 holes totaling at least 263,600 feet of shallow, vertical reverse circulation holes drilled within a limited area. Kennecott used these holes to define a small low-grade bulk mineable deposit. Both companies encountered significant high grade intercepts suggesting that a higher grade bonanza vein resource might be present

The Regent property has excellent potential for further discovery of multiple ore bodies, on the order of 0.5-3 million tons. Collectively the discovery of multiple gold deposits would contribute significantly to the established reserve base at Regent.

Also, Kennecott discovered several high-grade gold quartz veins but did not pursue high-grade vein occurrences. Their exploration program was specifically aimed at finding more bulk tonnage disseminated mineralization in the crystal-lithic tuff unit. They did not test the vein systems systematically for high grade/underground deposits even though they discovered several zones grading above .25 opt Au in their drilling programs.

Monte Cristo

The Monte Cristo property is located approximately 25 miles west of Tonopah within the Gilbert mining district of northern Esmeralda County, Nevada, U.S.A., at geographic co-ordinates 38deg. 11min. North latitude by 117deg. 42min. West longitude. Access is good; 28 miles west of Tonopah, Nevada on Highway 95, then 9 miles north on graded dirt road. It is comprised of 239 contiguous unpatented lode mining claims covering approximately 4,731 acres.

83

~~Beginning January 2007, non-independent board members will be compensated for their services as follows:~~

~~•~~

~~A grant of 50,000 Restricted Stock Units~~ The property lies within the Walker Lane, a region dominated by right-lateral strike-slip faults. These regional faults have created structural complexes of crosscutting faults and pullapart/accommodation features in the Monte Cristo Range. Caldera-related Tertiary volcanic rocks of varying composition are the dominant lithology in the range. Estimated production from volcanic-hosted epithermal gold and silver deposits along this belt exceeds 40 million ounces of gold and 540 million ounces of silver since 1859.

The structural setting of the Gilbert district is dominated by the strike-slip faulting typical of the Walker Lane. The dominant local structural trends are north-northeast and west-northwest. On the Monte Cristo property, a north-northeast to north-south striking fault separates older Tertiary rhyolitic pyroclastic flow units, rhyolite dikes, and rhyolite domes on the east from younger Tertiary andesitic flows and lahars on the west.

The mineralization within the property is located on an 11 km long north-northeast fault zone in Tertiary volcanics which is offset by northwest cross faults. The host rocks are Tertiary andesites, the same as the host rocks of the famous Comstock Lode at Virginia City, that ~~will vest July~~ produced 8 Moz of gold. The gold-silver mineralization occurs within parallel shear structures on either side of the north-northeast fault. The McLean Lode, a zone of episodic veining, brecciation, and silicification with adularia, is hosted in clay altered andesitic rocks. The gold is associated with minor pyrite and acanthite. Native gold is seen in the centers of quartz veins as well as in silicified zones parallel to the shear fabric. The lode is 400m long, 300m down-dip and open, and averages 4.4m wide (1-11m), displaced at both ends by northwesterly cross-cutting faults. Both the historical RC drilling and core sampling by Gold Summit was used by MDA to estimate an inferred mineral resource of 365,000 tonnes at 6.5 g/t gold and 20 g/t silver using a 3.4 g/t gold equivalent cut-off (69,000 oz gold and 203,000 oz silver).

Gold mineralization is recognized in fine-grained to massive quartz and calcite veins in brecciated Tertiary volcanics and sediments and in the Ordovician Palmetto Formation. Pyrite, adularia and barite are common gangue minerals. The veins dip 45-85 degrees to the west.

The western-most vein occurs in what is now the McLean Pit. In the mid-1980’s 20,000 ounces were extracted from an open pit operation. The host rocks are breccias and tuffaceous rhyolite with local wallrock silicification and clay alteration. Locally weak to moderate opal-alunite alteration is visible around the pit area. The average grade was 0.07 opt Au, however, local samples can reach 1.0 opt Au. The vein and wallrock were mined about 250 feet deep. There was no visible structure or vein material at the surface. The hill that existed prior to the discovery, however, had features consistent within a high level, epithermal system. Trace elements As, Sb, and Hg are anomalous. The extensions of the structure down-dip pose an intriguing Midas-type, high-grade target. Projections of the structure north and south of the pit have never been found.

To the east of the Mclean pit lies the Black Mammoth-New Hope vein system. Numerous segments of the vein crop out and values along its 8,000 feet strike length can reach 0.25 opt Au and up to 15 opt Ag. The main Gilbert vein (Monte Cristo) with the Gilbert Mine located at the southern end, forms a continuous structure for about 3,000 feet. Values range up to 1.66 opt Au from dump samples at the Gilbert mine. The East vein lies approximately 3,000 feet east of the Gilbert vein. Samples taken along its 3,000 feet strike length include values as high as 0.53 opt Au.

Drilling in the district in the early 1980’s, primarily by Anaconda, tested parts of these structures at relatively shallow depths (less than 500 feet). Exploration in the district has been sporadic over the past 20 years and has included companies such as Getty, U.S. Borax, Inmet, Felmont and Homestake. The McLean mine, a small gold deposit was developed on a somewhat broader gold zone associated with the westernmost vein. The mine produced approximately 20,000 ounces at a grade of about 0.07 opt Au. Values from the main part of the structure, however, can exceed 1.0 opt gold.

The geologic environments of the district are diverse and provide numerous ore deposit target types such as gold-bearing jasperoids in the sedimentary lithologies of the Palmetto Formation, as well as porphyry copper, moly and associated skarn occurrences within and adjacent to a Cretaceous granitic intrusive complex.

84

Redlich

The Redlich property is located approximately 42 miles southeast of Hawthorne within the Rock Hill mining district of northern Esmeralda County, Nevada, U.S.A., at geographic co-ordinates 38deg. 11min. North latitude by 117deg. 59min. West longitude. Road access is excellent as the project is bisected by US Highway 95. It is comprised of 204 contiguous unpatented lode mining claims covering approximately 4,215 acres.

The property is situated regionally within the Walker Lane Structural Belt, a terrain dominated by northwesterly-trending transcurrent faulting and hosting numerous precious metal deposits across west-central Nevada. Redlich is located on the eastern flank of the Candelaria Hills. Road access is excellent as the project is bisected by US Highway 95. Redlich is within the Walker Lane mineral belt, a northwest-striking structural corridor of volcanic-hosted gold and silver deposits including Aurora, Borealis, Rawhide, Bullfrog, Goldfield, Tonopah, Paradise Peak and Midway. Estimated production from volcanic-hosted epithermal gold and silver deposits along this belt exceeds 40 million ounces of gold and 540 million ounces of silver since 1859.

The Redlich area is underlain by Ordovician through Tertiary sedimentary and volcanic rocks. Tertiary age rocks include a 15 to 17 Ma andesite that is overlain by a rhyodacitic ash flow tuff. The andesite is known to host bonanza veins and disseminated gold mineralization. Two distinct alluvial units overlie the volcanic sequence. Granodiorite dikes and stocks intrude the Palmetto Formation. These intrusive rocks are interpreted as ranging from Jurassic to Tertiary based on cross-cutting relations. Drilling indicates the granodiorite hosts gold mineralization. An isolated northwest-trending block of Permian Diablo Formation conglomerate overlies the Palmetto Formation along a low angle contact. The oldest exposed rocks on the project are siltstone, limestone and chert of the Ordovician Palmetto Formation. Drilling indicates this unit hosts bonanza veins.

Two styles of gold mineralization occur at Redlich. They include finely-banded quartz "bonanza" veins that typically contain gold grades exceeding 0.250 oz Au/t over 2 to 15 foot-wide (8.562 g Au/t over 0.6 to 4.6m) zones. Disseminated gold mineralization in clay altered or quartz stockwork controlled volcanic rocks and granodiorite. These gold zones tend to be 55 to 210 feet-thick (16.7 to 64.0m) with gold grades ranging from 0.010 to 0.056 oz Au/t (0.343 to 1.918 g Au/t).

Previous exploration by Inspiration, FMC and Cordex focused along strike of the Redlich fault and on a 100 acre (40 hectares) area of Tertiary alluvium containing well-banded quartz vein float. Sampling of well-banded quartz cobbles returned assays up to 4.0 oz Au/t (137.0 g Au/t) and 20 oz Ag/t (684.9 g Ag/t). The source of these gold-bearing cobbles is unknown and most of this area remains untested by drilling.

FMC completed trenching, systematic soil sampling, rock sampling, and 8,270 feet (2521.3m) of drilling in 18 holes. Results included 30 feet of 0.031 oz Au/t (9.1m of 1.099 g au/t) in hole FMCR-5.

Cordex completed a CSAMT survey and 28 rotary drill holes (R-1 through R-28). Their drilling intersected higher-grade quartz vein zones and vertically extensive zones of lower-grade, disseminated gold mineralization. Significant results included:

•

     10 feet of 0.284 oz Au/t (3.1m of 9.726 g Au/t) and 10 feet of 0.170 oz Au/t (3.1m of 5.822 g Au/t) in R-1 • 60 feet of 0.017 oz Au/t (18.3m of 0.582 g Au/t) in R-2 • 10 feet of 0.311 oz Au/t (3.1m of 10.651 g Au/t) in R-6 • 90 feet of 0.017 oz Au/t (27.4m of 0.582 g Au/t) in R-19

Since the inception of the Miranda Gold / Newcrest joint venture, 65,334 feet (19.918m) of reverse circulation drilling in 90 drill holes has been completed.

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In late 2004, Newcrest completed a phase one drill program consisting of 11,094 feet (3,382.3m) of inclined reverse circulation drilling in 19 holes (R-29 through R-47). Results included 5 feet of 1.350 oz Au/t (1.5m of 46.233 g Au/t) in R-43 and 15 feet of banded epithermal quartz veins grading 0.330 oz Au/t (4.6m of 11.267 g Au/t) in R-45. R-33 intersected 190 feet of 0.020 oz Au/t (70.1m of 0.684 g Au/t) in clay altered volcanic rocks with quartz stringers. During the summer of 2005, Newcrest completed an additional 16,145 feet of reverse circulation drilling in 26 holes (R-48 through R-74). These holes continued testing for high grade quartz-gold vein continuity along strike of the Redlich fault zone as well as offsetting mineralization in hole R-43. Results of this program include a thinly-banded quartz vein with 5 feet grading 1.945 oz Au/t (1.5m of 66.610 g Au/t) in hole R-73. Bonanza gold grades in R-73 represent a deeper and higher grade gold zone.

Miranda Gold geologists have constructed a three dimensional computer model illustrating geology and drill results generated from the three phases of drilling. Four inclined holes (R-77, R-73, R-1 and R-84) with intercepts 0.250 oz Au/t or greater infer the existence of a north 30 degree west-striking and 80 degree northeast-dipping "vein" zone. This "vein" zone appears continuous along 1,230 feet of strike and remains open to the northwest, southeast and at depth. The southeast projection of this "vein" zone is noteworthy as only three holes test a 3,940 foot distance between holes R-84 and R-43. Both holes intersect bonanza gold grades including 5 feet of 0.440 oz Au/t in R-84 and 5 feet of 1.350 oz Au/t in R-43.

The three dimensional model also outlines a 985 foot east-west by 1,230 foot north-south envelope of >0.010 oz Au/t mineralization surrounding the higher-grade "vein" zone. This mineralization remains open to the west, southeast and south.

The potential quantity and grade is conceptual in nature as there has been insufficient exploration to define a mineral resource. Miranda Gold and Newcrest are encouraged by these results and the exploration potential remains high.

Red Rock

The Red Rock property is located approximately 70 miles southwest of Tonopah within the Fish Lake Valley mining district of western Esmeralda County, Nevada, U.S.A., at geographic co-ordinates 37deg. 51min. North latitude by 118deg. 13min. West longitude. Access is excellent; 49 miles west of Tonopah, Nevada on Highway 6, then 12 miles south on Highway 264, then 6 miles west on graded dirt road. It is comprised of 177 contiguous unpatented lode mining claims covering approximately 3,657 acres.

The property is situated regionally within the Southwest portion of the Walker Lane Structural Belt, a terrain dominated by northwesterly-trending transcurrent faulting and hosting numerous precious metal deposits across west-central Nevada. The Red Rock property lies near the junction of two major tectonic blocks, the Inyo-Mono Block and the Excelsior-Coaldale Block, and has suffered from significant faulting and deformation from several events. Estimated production from volcanic-hosted epithermal gold and silver deposits along this belt exceeds 40 million ounces of gold and 540 million ounces of silver since 1859.

The property is underlain by the Lower Cambrian Poleta Formation which consist of carbonate rocks. Above the carbonate rocks, sediments dominated by siliceous siltstone, argillite and chert of the Ordovician Palmetto Formation occur. Cenozoic rocks consist mostly of the mid-late Miocene andesite of Trail Canyon (>11 Ma), bedded sedimentary and volcaniclastic rocks correlative with the Esmeralda Formation, and late Miocene-Pliocene rhyolite tuffs, flows and dikes.

At least three different styles of gold mineralization are recognized on the Red Rock property. Epithermal quartz-adularia veins are the principal target, and in the Discovery area consist of individual veins <5-10 ft wide. The veins occur in at least 3 en-echelon or sub parallel vein sets, in zones perhaps as much as 20 ft or more wide. The vein mineralogy and geochemistry is fairly simple, with very fine-grained free gold-electrum, minor ruby silver, and possibly other silver and antimony minerals. The highest grade sample values are: 3.061 opt Au and 16.80 opt Ag in a 5 ft RC sample; and 2,926 opt Au and 17.57 opt in a 6.0 ft core sample. Silver: gold ratios are quite variable, but in most high-grade intercepts are ~5:1. Minor Se (to 20 ppm) occurs with the highest silver values suggesting trace silver selenides. Base metals, As, and Hg are generally low in the quartz-adularia veins.

Since 1982 eight successive companies, including Newmont, Amselco, Phelps Dodge, Curran Corporation, Cambior, Romarco, Victoria Resource Corporation and Escape Gold, have conducted extensive geological, geochemical and geophysical surveying, and drilled at least 147 air-track, percussion, reverse circulation (RC) and diamond drill holes totaling at least 88,035 feet. Most of this work has been directed at discovering and delineating the near-surface bulk-tonnage potential and later for discovering high grade epithermal veins.

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The Red property, offers excellent exploration potential in the form of expanding and refinement of the high grade but complex low sulphidation gold mineralized veins in the Discovery Zone and in the advancement of the other targets using similar exploration models. Emphasis for future exploration would reasonably combine identification of prospective structural settings, favorable host assemblages, and vertical zoning within the well developed low sulphidation style epithermal systems. Five drill holes listed below demonstrate the high grade potential that should be explored.

  DH RMR-4 contains 115 feet 1.61 opt Au.

  DH RMR-14 contains 30 feet grading .34 opt Au.

  DH RPC-90-907 contains 25 feet grading 1.98 opt Au.

  DH RPR-89-14 contains 15, 10 & 10 feet grading .91, 1.41 & 1.27 opt Au.

  DH RPR-89-19 contains 15 feet grading .92 opt Au.
  These intercepts have not been followed up systematically to determine the extent of high-grademineralization.RosebudThe Rosebud property is located approximately 48 miles west of Winnemucca within the Rosebud miningdistrict of northern Pershing County, Nevada, U.S.A., at geographic co-ordinates 40deg. 48min. Northlatitude by 118deg. 39min West longitude. Access is excellent; 46 miles west of Winnemucca, Nevada on

Jungo Road, (gravel) well-maintained then 7 miles south on dirt road. It is comprised of 54 contiguous unpatented lode mining claims covering approximately 1,115 acres.

The property is located in the Kamma Mountains near Rosebud Peak, about 5 miles southeast of the Hycroft mine operated by Allied Nevada. The ore deposits are located under Dozer Hill, which is a rounded promontory of about 200 feet in relief.

The property is underlain by Oligocene bimodal volcanic rocks interbedded with pyroclastic and water-lain tuff. Jurassic-Triassic metasediments of the Auld Lang Syne Group, composed of carbonaceous shales, siltstones, sandstones and limestones, form the basement for overlying Tertiary volcanics. From the base upward, the volcanic sequence consists mostly of ash flow tuffs and andesitic flows; and a fine grained rhyolite flow dome complex.

The Rosebud is a low-sulfidation epithermal gold deposit. The mineralization within the property is characterized by up to four stages of discontinuous stockwork veins of quartz, calcite and clay. Sulphide content ranges from three to five percent as pyrite, marcasite, and trace amounts of chalcopyrite and sphalerite. Mineralization was indicated by drill intercepts as strong as 178 feet @0.72 opt Au (Northern Miner, 6-24-91). One of the better intercepts in the East zone, in hole 198C, was 30 feet @ 1.89 opt Au (Mining Record, 7-24-91). Mineralization occurs in tabular zones associated with the South Ridge fault and cross-cutting high-angle faults. Quartz-calcite-clay veins cut clay altered, silicified, and/or sericitized Tertiary rhyolitic volcanic host rocks. Gold and silver minerals include electrum, aurian silver, naumannite, and argentite. These veins crosscut bleached, clay-altered and sericitized flows and tuffs.

The Rosebud district was founded in 1906, and minor production occurred during the early years after a rush to the site ensued. In 1988, LAC Minerals entered the district by staking claims around Dozer Hill, and by forming a joint venture with Equinox Resources, which held adjacent ground to the northwest extending beyond the Dreamland mine. In 1989, LAC discovered ore on their 3rd drill hole, intersecting 55 ft of 0.12 opt Au. Equinox purchased LAC’s interest in 1993 and started an exploration decline. Hecla Mining completed the underground development after a merger with Equinox in the early 1994. Hecla and Santa Fe Pacific Gold formed the Rosebud Mining Company LLC (50/50) in late 1995 to develop the mine and truck the ore to the Twin Creeks mine to be processed. Hecla operated the mine, and Santa Fe operated the milling and exploration. Production commenced in April, 1997. Newmont took over Santa Fe’s interest in the Rosebud joint venture upon acquisition of Santa Fe in May, 1997. The Rosebud mine produced 396,842 oz of gold and 2.3 million ounces of silver from 1997 to 2000. The average grade of gold over the mine life was 0.416 opt Au and 2.4 opt for Ag.

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Currently Harvest Gold is compiling and reviewing all available historical data. All the paper maps and cross sections are being converted into digital data using Micromine 3D modeling software. The Company is focusing on 3 areas:

(1)	Evaluation of historic low and high grade gold mineralization that remains on the property;

(2)	Exploration for near surface, high grade gold mineralization similar to that which has been discovered on the property in the past; and

(3) Exploration for large bodies of gold-silver mineralization at depth.

A detailed enzyme leach soil grid has been completed. Results clearly indicate the Rosebud ore bodies, Northwest Corridor, and Far East zone. A new target, the Northeast zone< is also indicated by the soil results.

The company is currently investigating gold and silver zones located at or near the periphery of the mined area. To the northwest of the mine, the “Northwest Corridor” contains numerous high grade drill intercepts (described below). Additional high grade intercepts are also reported at the eastern margin of the mine in the “Far East” zone.

Numerous drill intercepts have been encountered to the northwest of the Rosebud mine in what is called the Northwest Corridor. Drill results in this area include: 10 feet @ 0.357 opt Au, 3.8 feet @ 0.249 opt Au, 5 feet @ 0.311 opt Au, 12.5 feet @0.169 opt Au, 3.1 feet @ 0.635 opt Au, 5.6 feet @ 0.888 opt Au, 7 feet @ 0.334 opt Au, 12 feet @ 0.522 opt Au, 16 feet @ 0.446 opt Au, and 9 feet @ 0.522 opt Au. Most of these intercept occur between 600 and 800 feet down hole.

Outside of the mined area, several other gold zones have been intersected by previous operators. Some of the best drill intercepts in these areas are described below. In the Dreamland area the best drill intercepts to date have been: 5.9 feet @ 0.819 opt Au including 2.9 feet @ 1.394 opt Au at a depth of 1660 feet from surface and 2.2 feet @ 0.1 opt Au at a depth of 1208 feet. This mineralization is still undefined. The Motherload area contains a drill intercept of 15 feet @ 7.34 opt Ag within a vein. Limited follow up drilling has not defined the geometry of the mineralized zone. To the northeast of the mine, alluvium and talus cover the South Ridge fault, a major ore-controlling feature. Very limited drilling has been undertaken in this target area. One hole drilled in this area in 2000 intersected 145 feet of stockwork veinlets containing drusy quartz, marcasite, and anomalous gold within metamorphic rocks that form the basement beneath the Tertiary volcanic host rocks at the mine.

In addition to the historical gold and silver target areas, Harvest Gold is systematically analyzing the potential of the remaining ground to identify new target areas that have not previously been recognized. The company is compiling, reviewing, and interpreting a large volume of project data generated by previous operators. These data include geologic mapping, rock chip geochemistry, soil geochemistry, geophysical data, and drilling data.

The Harvest Gold geological crew has completed its own detailed soil grid utilizing modern geochemical techniques capable of detecting signals from blind or buried mineral zones. The Rosebud Mine orebodies are well indicated by strong gold responses. Gold mineralization in the Northwest Corridor and the Far East zone is also indicated by enzyme leach gold responses. A new target zone is indicated to the northeast of the mine by enzyme leach gold, silver, and other metals. The Northeast zone anomaly suggests a target of similar proportions and orientation to the Rosebud Mine. This new target has not been drill tested.

Other Nevada Eagle Properties

Nevada Eagle Resources controls a total of 45 other exploration properties in Nevada, southeastern California and western Utah. These individual properties range in size from one mining claim to 129 mining claims for a grand total of 24,792 acres. Target commodity types are mostly gold and gold/silver, but also include copper/molybdenum, lead/zinc/copper and barite. These target metals are found in a variety of geologic environments including volcanic-hosted epithermal bonanza veins and stock works, sediment hosted replacement and stock work deposits, granite-hosted mesothermal quartz veins and porphyry related quartz stock works and related deposits.

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Sixteen properties host volcanic hosted gold and gold/silver targets as both discrete quartz veins and quartz stock work zones. These are located in the Walker Lane Belt of western Nevada, the Pioche Belt in eastern Nevada and in several unique locations in northern and central Nevada. Typical gold assay grades range from low grade, open pittable gold values in the 0.03 ounces per ton range upward to plus 1.0 ounces per ton from underground mineable deposits. These properties are Blackrock, Star City, Bald Peak, Argentite, Brik, Gold Reef, Stateline, Gold Springs 1, Gold Springs 2, Cold Springs, Wonder, Florence Canyon, Blue Sphinx, Jasperoid Peak, Velvet and Black Velvet.

Twelve properties host sediment-hosted gold targets similar to those found on the Carlin Trend. These properties are located along the Carlin and Cortez Trends with a few in unique locations. The properties include Rock Creek, Scraper Springs, Bullion Mountain, Indian Creek, Black Mountain, Grass Valley, Water Canyon, Kobeh, Anchor, Gold Point, Horse Thief, Baxter Springs.

Nine properties host mesothermal high-grade gold quartz veins and stock works in granitic or metamorphic rocks. These are located in southeastern California and western Nevada. Typical gold assays and past production from the veins returned from 0.25 to 1.5 ounces per ton. These properties are Southern Bell, Buckskin, Dale, Suitcase, Troy, Columbia, Cumberland, Ashby, and Argus.

Only three properties host lead/zinc/copper replacements in sedimentary rocks. These are located in western Nevada. Typical assays range from a combined Pb/Zn/Cu ranging of 5 to 15%. These are found at Ruby, Four Aces and Mud Springs.

Three properties host porphyry-related copper/molybdenum targets, and located in western Nevada in the Walker Lane Belt. Past drilling has tested the broader reaches of the targets with drill intercepts returning molybdenum values in the 0.1% range and copper values in the 0.4% range. These properties are the New Boston, Ace and Fri Gold.

One industrial mineral property, which hosts a high grade barite deposit is found in central Nevada. Past production from the Monitor property indicates that it qualifies for redevelopment due to its potential for high quality drilling mud production.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the transactions described below, none of our directors, senior officers or principal shareholders, nor any associate or affiliate of the foregoing have any interest, direct or indirect, in any transaction, from April 23, 2003 (date of inception) to the date of this prospectus, or in any proposed transactions, in which such person had or is to have a direct or indirect material interest.

Purchases Of Securities

During and subsequent to the fiscal year ending March 31, 2007, officers, directors and 10% shareholders of Gryphon Gold purchased securities of Gryphon Gold on the following terms:

Price of
Officer, Director, 10%	Type of Security	Security	Date of
Shareholder			Purchase

Michael Longinotti	100,000 units (1)	Cdn $1.35 per unit	June 10, 2006
Rajwant Kang	4,800 units	Cdn $2.07 per unit	April 27, 2006
Rajwant Kang	5,000 units	Cdn $1.65 per unit	May 31, 2006
Rajwant Kang	29,000 units (1)	Cdn $1.35 per unit	June 10, 2006
Rajwant Kang	9,000 units	Cdn $1.46 per unit	July 21, 2006
Rajwant Kang	6,000 units	Cdn $1.20 per unit	Oct 5, 2006
Anthony Ker	25,000 units	Cdn $1.85 per unit	May 8, 2006
Donald Gentry	37,500 units	$0.75 per unit	April 17, 2006
Geologic Resource Fund	3,500,000 units (2)	Cdn $0.90 per unit	Feb 9, 2007

(1)	Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at Cdn$1.82.

(2)

Each unit consisted of one share of common stsock and one of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at Cdn$1.10 until first anniversary date (Feb 8, 2008~~.~~ ) and exercisable at Cdn$1.35 from Feb 9, 2008 to Feb 9, 2009.

~~•~~

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Other than compensatory arrangements described under “Executive Compensation” and the transactions described above, we have had no other transactions, directly or indirectly, during the past fiscal year with our directors, senior officers or principal shareholders, or any of their associates or affiliates in which they had or have a direct or indirect material interest.

Director Independence

The Company’s Board of Directors has determined that the following directors are independent based on the standards for director independence for the American Stock Exchange:

  Richard Hughes;

  Don Gentry; and

  Rohan Hazelton.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the Toronto Stock Exchange (“TSX”) and the NASD Over-the-Counter Bulletin Board. Our common shares commenced trading on the TSX on December 22, 2005. Before trading on the TSX our stock was not publicly traded on any exchange. The high and low bid quotations of our common stock on the TSX were as follows:

Period

High

Low

2007

First Quarter (TSX)

Cdn$1.20

Cdn.$0.75

Second Quarter (TSX)

Cdn$1.13

Cdn$0.78

Third Quarter (TSX)

Cdn$0.95

Cdn$0.62

2006 First Quarter (TSX)

Cdn$1.54

Cdn$1.15

Second Quarter (TSX)

Cdn$2.33

Cdn$1.16

Third Quarter (TSX)

Cdn$1.69

Cdn$1.19

Fourth Quarter (TSX)

Cdn$1.43

Cdn$0.72

2005 Fourth Quarter(1) (TSX)

Cdn$1.15

Cdn$0.91

     (1) Our shares were initially quoted for trading on December 22, 2005. There was no quote prior to December 22, 2005.

On November 12, 2007, the closing sale price for our common stock was $0.85 on the OTCBB and $0.82 on the TSX (converted from Cdn$0.79 based on the noon buying rates in New York City for cable transfers payable in Canadian Dollars and certified for customs purposes by the Federal Reserve Bank of New York as of November 13, 2007 of Cdn.$1.00/US$0.1.0376).

As of November 14, 2007, we had 57,161,395 shares of common stock issued and outstanding, held by approximately 1783 registered shareholders. In many cases, shares are registered through intermediaries, making the precise number of shareholders difficult to obtain.

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Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

Purchases of Equity Securities by the Small Business Issuer and Affiliates

There were no purchases of our equity securities by us or any of our affiliates during the year ended March 31, 2007.

Equity Compensation Plans

Securities Authorized for Issuance

On March 29, 2005, our board of directors adopted a stock option plan which was approved by our shareholders on May 13, 2005. As of March 31, 2007 we had granted 3,000,000 stock options, of which 200,000 were forfeited and 107,500 were exercised, pursuant to the terms of our 2005 stock option plan with expiry dates to 2011. We may only issue up to 3,000,000 shares of common stock under the terms of the 2005 stock option plan.

On April 4, 2006 (amended July 24, 2006), the Board of Directors approved the 2006 Omnibus Incentive Plan, which increased the number of reserved shares of common stock for issuance to employees, officers, directors, consultants and advisors, from 3,000,000 to 7,000,000 shares. The 2006 Omnibus Incentive Plan was ratified by the shareholders at the company’s annual general meeting on September 12, 2006, along with all options previously granted thereunder, pending such ratification.

On September 6, 2007, at the annual general meeting of the shareholders, the shareholders approved an increase in the number of shares of common stock issuable pursuant to the grant of stock options under the Omnibus Incentive Plan. After the shareholder approved increase, the 2006 Omnibus Incentive Plan authorizes the Company to grant 4,500,000 options and 1,000,000 restricted stock units. As of November 5, 2007 we had granted 3,201,500 stock options pursuant to the terms of our omnibus incentive plan as described below with expiry dates to 2012; 673,000 restricted stock units had been granted as of November 5, 2007 pursuant to the terms of our omnibus incentive plan.

We have no equity compensation plans in place that have not been approved by our shareholders, but amendments and proposed plans will be presented to shareholders for approval at the annual general meeting. The table below shows securities issued under our equity compensation plans as of November 14, 2007.

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Number of	Weighted-average	Number of
securities to be	exercise price of	securities
issued upon	outstanding	remaining available
exercise of	options, warrants,	for future issuance
outstanding	and rights	under equity
options, warrants,	(b)	compensation plans

	and rights		(excluding
	(a)		securities reflected
			in column (a))
			(c)
Equity compensation plans	6,252,000	$0.91*	625,500(2)
approved by security holders(1)
Equity compensation plans not	--	--	--
approved by security holders
TOTAL	6,252,000	--	625,500

(1)

Consists of 2,377,500 outstanding options granted from the Stock Option Plan, 3,201,500 outstanding options granted from the Omnibus Incentive Plan, and 673,000 restricted stock units granted under the Omnibus Incentive Plan.

(2)	Consists of 298,500 options and 327,000 restricted stock units remaining under the Omnibus

Incentive Plan.

* Based on the November, 2007 exchange rate of Cdn$1.00 equals US$0.9337

Omnibus Incentive Plan

The Plan is administered by the Compensation Committee, and has full and final authority with respect to the granting of options there under. Options may be granted under the Plan to such directors, officers, employees or consultants of Gryphon Gold and its subsidiaries as the Compensation Committee may from time to time designate (referred to as a “participant”). Each option will generally entitle a participant to purchase one share of common stock during the term of the option upon payment of the exercise price. The exercise price of any options granted under the Plan shall be determined by the Compensation Committee and may not be less than the market price of our common stock on the date of grant of the options (calculated in accordance with the rules of the Toronto Stock Exchange as the volume weighted average trading price for the five trading days preceding the date of grant). Gryphon Gold may provide financial assistance to eligible persons to purchase shares of common stock under the Plan, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable with full recourse and the term of any such financing shall not exceed the term of the option to which the financing applies.

The term of any options granted shall be determined by the Compensation Committee at the time of the grant but the term of any options granted under the Plan shall not exceed ten years. If desired by the Compensation Committee, options granted under the Plan may be subject to vesting provisions. Options granted under the Plan are not transferable or assignable other than by will or otherwise by operation of law. In the event of death or disability of an option holder, options granted under the Plan expire one year from the death or disability of the option holder.

Certain restrictions contained in the Plan include:

  the number of shares of common stock which may be issued pursuant to the Plan (or any other employee- related plan or options for service) to any one person may not exceed 5% of all the common shares issued and outstanding on a non-diluted basis from time to time; and

  the number of shares of common stock which may be issued pursuant to the Plan (or any other employee- related plan or options for services) to insiders (as defined in the rules of the Toronto Stock Exchange to include generally directors, senior officers of Gryphon Gold or its subsidiaries or shareholders who own more than 10% of our common stock) during any twelve month period may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time (unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).

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  the number of shares of common stock which may be reserved for issuance in respect of options granted to insiders pursuant to the Plan (or any other employee-related plan or options for service) may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).
  Gryphon Gold’s board of directors may at any time terminate or amend the Plan in any respect, providedhowever, that the board may not, without the approval of the shareholders, amend the Plan or any optiongranted thereunder in any manner that requires shareholder approval under applicable law or the rules andpolicies of any stock exchange or quotation system upon which the common shares are listed or quoted.Sale of Unregistered SecuritiesAll sales of unregistered securities were previously reported in the Company’s quarterly and current reportsfiled with the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executive officers”) for the fiscal year ended March 31, 2007.

On April 4, 2006, the Board authorized salary adjustments for directors, officers, and employees. These adjustments are indicated in the compensation table below. Further, the Board proposed stock grants to certain directors and executives to provide additional compensation, such stock grants would be part of a Stock Grant and Options Plan to be approved at the next annual general meeting of stockholders.

Summary Compensation Table

Name and	Year	Salary	Bonus	Stock	Options	Non-Equity	Non-	All Oth
Principal		$ $		Awards	Awards	Incentive Plan	Qualified	Compens
Position				$ $		Compensation	Deffered
						$ Compensation
							Earnings $

Tony Ker,	2007	174,442(2)	18,188	87,145(4)	166,570			32,3
President
& CEO
Michael	2007	117,175	18,188	63,954	198,920
Longinotti,
CFO
Albert	2007	179,516(3)	18,188	87,145(4)	166,570			35,7
Matter,
Former

Chairman
Allen	2007	130,000	-	145,600	112,50
Gordon,
Former
President
& COO (1)
Steve	2007	125,000	- 17,429	50,930	20,0
Craig, VP
Exploration

(1)	Vacated President and Chief Operating Officer role November 30, 2006

(2)	Effective April 2006 annual salary adjusted to Cdn$213,000, on January 1, 2007 reduced to Cdn$150,000

(3)	Effective April 2006 annual salary adjusted to Cdn$220,600, on January 1, 2007 reduced to Cdn$150,000.

(4)	Grant of 75,000 Restricted Stock Units in lieu of reduced salary vesting quarterly commencing April 1, 2007; 50,000 Restricted Stock Units Vest on July 10, 2008.

(5)	Retro pay for fiscal year 2006.

(6)	Severance payment of $75,000.

(7)	Relocation payment.

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Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation

During the year ended March 31, 2006, the Company’s Compensation Committee was responsible for establishing compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons’ employment is determined solely by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company’s officers. The Company believes that the compensation paid to the Company’s directors and officers is fair to the Company.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.

Executive Compensation Agreements

Gryphon Gold is a party to employment contracts for Albert Matter, Tony Ker, Michael Longinotti, Steven Craig and Rajwant Kang. Pursuant to those agreements they are entitled to compensation for termination of their employment in certain circumstances, including termination without cause and change of control. The employment agreements provide for the payment of compensation that will be triggered by a termination of the executive officer’s employment by either Gryphon Gold or the executive officer following a change of control of Gryphon Gold, or by Gryphon Gold at any time, other than for “cause.” In such event, Messr’s Matter, Ker, Longinotti, and Craig will be entitled to receive an amount equal to one year’s annual salary plus bonus (equal to the amount of bonus in the prior year) earned in the year of change of control, and existing benefits for a period of 12 months. Mr. Kang will be entitled to receive an amount equal to one-half year’s annual salary plus bonus (equal to the amount of bonus in the prior year) earned in the year of change of control, and existing benefits for a period of 6 months. The agreements with Albert Matter and Tony Ker include limited non-competition and non-solicitation covenants for a period of 12 months following termination.

Except as described above, and the payment of directors’ fees, there are no service contracts of any officer of Gryphon Gold and there is no arrangement or agreement made or proposed to be made between Gryphon Gold and any of its named executive officers pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of Gryphon Gold or a change in the named executive officer’s responsibilities following such change in control.

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Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the stock options granted to our named executive officers as of the fiscal year ended March 31, 2007. No stock appreciation rights were awarded.

		Option Awards					Stock Awards

Name	Number of	Number of	Equity	Option	Option	Number	Market Value	Equ
	Securities	Securities	Incentive	Exercise	Expiration	of	of Shares or	Ince
	Underlying	Underlying	Plan	Price ($)	Date	Shares	Units of Stock	Pl
	Unexercised	Unexercised	Awards:			or Units	that have not	Awa
	Options (1)	Options (#)	Number of			of	Vested ($)	Num
	(#)	Unexercisable	Securities			Stock		o
	Exercisable		Unexercised			that		Secu
			Unearned			have		Unea
			Options (#)			not		Sha
						Vested		Unit
						(#)		Ot
Rig
Th
have
Ves
(#

Longinotti(2)
Chief
Financial
Officer	50,000	50,000	Cdn$0.80	25-Feb-12

Albert				29-Mar-
Matter(3)	350,000	--	0.75	10	50,000	46,336
Former
Chairman	--	200,000	Cdn$1.37	4-Apr-12	75,000	69,505
	50,000	50,000	Cdn$0.80	25-Feb-12

Steve
Craig(4)	54,000	36,000	Cdn$1.15	5-Jan-11	25,000	23,168
VP				13-Mar-
Exploration	36,000	24,000	Cdn$1.37	11
	--	50,000	Cdn$1.37	4-Apr-12
	25,000	25,000	Cdn$0.80	25-Feb-12

Allen
Gordon (5)	350,000	--	0.75	13-Jun-07
Former
President
and Chief
Operating
Officer	--	225,000	Cdn$1.37	13-Jun-07

Rajwant
Kang	30,000	45,000	Cdn$1.37	4-Apr-11
Former
Controller,
Former
Secretary,
and Former
Treasurer	37,500	--	Cdn$0.80	26-Feb-12

(1)	200,000 options vest 100% April 4, 2007; 50,000 options vest 100% February 26, 2008. Units of stock: 50,000 vest 100% July 10, 2008; 75,000 vest 25% quarterly commencing April 1, 2007.

(2)	50,000 options vest 100% February 26, 2008.

(3)	200,000 options vest 100% April 4, 2007; 50,000 options vest 100% February 26, 2008. Units of stock: 50,000 vest 100% July 10, 2008; 75,000 vest 25% quarterly commencing April 1, 2007.

(4)

36,000 options vest 50% July 5, 2007, 50% January 5, 2008: 24,000 options vest 50% September 13, 2007, 50% March 13, 2008: 50,000 options vest 100% April 4, 2007: 25,000 options vest 100% February 26, 2008. Units of stock: 25,000 vest 50% July 10, 2007, 50% January 10, 2008.

(5)	Vacated President and COO role November 30, 2006; 225,000 vest 100% April 4, 2007.

(6)	45,000 options vest April 4 2007 – 15,000, October 4, 2007 – 15,000, April 4 2008 – 15,000; 37,500 options to vest 100% February 26, 2008.

95

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company.

				Director Compensation

Name	Fees	Stock		Option	Non-Equity	Non-	All Other	Total
	Earned	Awards		Awards	Incentive Plan	Qualified	Compensation	($)
	or	($)		($)	Compensation	Compensation	($)
	Paid in				($)	Earnings ($)
	Cash
	($)($)

Donald	6,750	52,287	(1)	113,250	(2)			172,287
Gentry
Rohan	3,350	52,287	(3)	113,250	(4)			168,887
Hazelton
Richard	2,500	52,287	(5)	64,710	(6)			119,497
Hughes

(1)	50,000 Restricted Stock Units Vest on July 10, 2008; 25,000 Restricted Stock Units Vest on a quarterly basis commencing April 10, 2007.

(2)	175,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share

(3)	50,000 Restricted Stock Units Vest on July 10, 2008; 25,000 Restricted Stock Units Vest on a quarterly basis commencing April 10, 2007.

(4)	175,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share

(5)	50,000 Restricted Stock Units Vest on July 10, 2008; 25,000 Restricted Stock Units Vest on a quarterly basis commencing April 10, 2007.

(6)	100,000 Stock Options 100% Vests on April 4, 2007, Expire April 4, 2012. Exercise Price Cdn$1.37 per share

Compensation of Directors

Beginning January 2007, independent board members who are not employed by us in any capacity other than as a director will be compensated for their services as follows:

A grant of 25,000 Restricted Stock Units that vest at a rate of 6,250 units each calendar quarter during 2007 and 50,000 units that will vest July 10, 2008.

No cash compensation for attendance of any meeting.

Any expenses, travel, administrative, telephone or other costs associated with a Board member’s fulfilling his or her duties as a Board member will be reimbursed by Gryphon Gold.

Beginning January 2007, non-independent board members will be compensated for their services as follows:

A grant of 50,000 Restricted Stock Units that will vest July 10, 2008.

  No cash compensation for attendance of any meeting.

  Any expenses, travel, administrative, telephone or other costs associated with a Board member’s fulfilling his or her duties as a Board member will be reimbursed by Gryphon Gold.

96

Beginning in July 2005 and until January 2007, independent board members who were not employed by us in any capacity other than as a director were compensated for their services as follows:

~~•~~

  For any Board or Committee meeting not requiring travel, such as a telephone conference call — a meeting fee of $250.

  For any fully constituted meeting of the Board or a Committee requiring travel of over four hours inaggregate — a meeting fee of $1,000.

  Any expenses, travel, administrative, telephone or other costs associated with a Board member’s fulfillinghis or her duties as a Board member will be reimbursed by Gryphon Gold.Director Compensation AgreementsGryphon Gold is a party to employment contracts for each of Albert Matter and Tony Ker. Pursuant tothose agreements they are entitled to compensation for termination of their employment in certaincircumstances, including termination without cause and change of control. The employment agreementsprovide for the payment of compensation that will be triggered by a termination of the executive officer’semployment by either Gryphon Gold or the executive officer following a change of control of GryphonGold, or by Gryphon Gold at any time, other than for “cause.” In such event, each officer will be entitled toreceive an amount equal to one year’s annual salary plus bonus (equal to the amount of bonus in the prioryear) earned in the year of change of control, and existing benefits for a period of 12 months. Theagreements with Albert Matter and Tony Ker include limited non-competition and non-solicitationcovenants for a period of 12 months following termination.Mr. Ranta is a party to a consulting agreement under which he is paid on a per diem basis and pursuant towhich he is entitled to compensation for termination of his agreement in certain circumstances, includingtermination without cause and change of control.Except as described above, and the payment of directors’ fees, there are no service contracts of any directorof Gryphon Gold and there is no arrangement or agreement made or proposed to be made between GryphonGold and any of its directors pursuant to which a payment or other benefit is to be made or given by way ofcompensation in the event of that officer’s resignation, retirement or other termination of employment, or inthe event of a change of control of Gryphon Gold or a change in the director’s responsibilities followingsuch change in control.

~~84~~

97

FINANCIAL STATEMENTS

Consolidated Financial Statements

Gryphon Gold Corporation

(an exploration stage company) March 31, 2007 and 2006 (Stated in U.S. dollars)

~~85~~

98

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Gryphon Gold Corporation (an exploration stage company)

We have audited the accompanying consolidated balance sheets of Gryphon Gold Corporation (an exploration stage company) as of March 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three year period ended March 31, 2007 and for the period from April 24, 2003 (inception) to March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gryphon Gold Corporation (an exploration stage company) at March 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended March 31 2007 and for the period from April 24, 2003 (inception) to March 31, 2007, in conformity with United States generally accepted accounting principles.

~~Vancouver, Canada,~~

~~/s/ Ernst & Young LLP~~

~~May 30, 2007.~~

~~Chartered Accountants~~

~~86~~

Vancouver, Canada,	/s/ Ernst & Young LLP
May 30, 2007.	Chartered Accountants

99

Gryphon Gold Corporation
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. dollars)

	As at March 31
	2007	2006
	$ $

ASSETS

Current

Cash	7,150,154	9,390,925
Accounts receivable	65,483	81,250
Prepaid expenses	129,065	110,090
Total current assets	7,344,702	9,582,265
Reclamation deposit [note 9]	134,759	59,800
Equipment [note 3]	153,362	152,946
Mineral property costs [note 4]	1,920,371	1,898,207
	9,553,194	11,693,218

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current

Accounts payable and accrued liabilities	786,565	1,197,823
Current portion of capital lease [note 11]	32,977	10,058
Total current liabilities	819,542	1,207,881

Capital lease [note 11]	17,308	19,324
Commitments and contingencies [note 10]

Stockholders’ equity

ommon stock	47,298	40,295
Additional paid-in capital	26,649,868	19,669,399
Deficit accumulated during the exploration stage	(17,980,822)	(9,243,681)
Total stockholders’ equity	8,716,344	10,466,013
	9,553,194	11,693,218

See accompanying notes

~~On behalf of the Board:~~

~~/s/ Albert J. Matter~~		~~/s/ Anthony (Tony) D.J. Ker~~
~~Director~~		~~Director~~

~~87~~

100

Gryphon Gold Corporation (an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in U.S. dollars)

	Year ended	Year ended	Period from
	March 31,	March 31,	April 24, 2003
	2007	2006	(inception)
	$ $		to March 31,
			2007
			$

EXPENSES

Exploration [note 5]	4,819,692	3,657,010	9,928,107
Management salaries and consulting fees [note 7]	2,632,794	1,145,626	5,243,152
General and administrative	890,596	480,891	1,574,528
Legal and audit	330,005	307,942	960,487
Travel and accommodation	325,024	154,887	689,570
Depreciation	53,368	22,918	85,430
Loss on disposal of equipment	19,722	—	19,722
Foreign exchange (gain) loss	(11,335)	1,232	(17,813)
Interest income	(322,725)	(168,170)	(502,361)
Net and comprehensive loss for the period	(8,737,141)	(5,602,336)	(17,980,822)

Basic and diluted loss per share	(0.21)	(0.19)

Basic and diluted weighted average number of common	41,242,535	29,350,317
shares outstanding

See accompanying notes

101

Gryphon Gold Corporation (an exploration stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Stated in U.S. dollars)

	Common Stock		Additional	Deficit	Total
			Paid-In Accumulate
	Shares	Amount	Capital d During the
				Exploration
				Stage
	#	$ $		$ $

Balance, inception
April 24, 2003	—	—	—	—	—

Shares issued:
For private
placements
[note 6[a]]	21,691,962	21,692	7,002,883	—	7,024,575
Share issue costs
[note 6[a]]	—	—	(156,015)	—	(156,015)
Compensation
component of shares
issued [note 7]	—	—	226,000	—	226,000
Fair value of agent’s
warrants issued
[note 6[b]]	—	—	45,100	—	45,100
Fair value of options
granted to a
consultant [note
6[c]]	—	—	34,300	—	34,300
Net loss from
inception	—	—	—	(3,641,345)	(3,641,345)
Balance, March 31,
2005	21,691,962	21,692	7,152,268	(3,641,345)	3,532,615

Shares issued:
For private
placements	11,505,408	11,505	9,762,424	—	9,773,929
Share issue costs	—	—	(489,013)	—	(489,013)
Initial Public
Offering (IPO)	6,900,000	6,900	5,029,597	—	5,036,497
Share issue costs
(IPO)	—	—	(2,241,940)	—	(2,241,940)

Fair value of agents’
warrants issued on
private placements
[note 6[b]]		—	—	111,640	—	111,640
Fair value of
underwriters’
compensation
warrants on IPO
[note 6[b]]		—	—	135,100	—	135,100
Exercise of
warrants		197,500	198	194,085	—	194,283
Fair value of options
granted
to	consultants
[note 6[c]]		—	—	15,258	—	15,258
Net loss for the
period		—	—	—	(5,602,336)	(5,602,336)
Balance, March 31,
2006		40,294,870	40,295	19,669,399	(9,243,681)	10,466,013

Shares issued:
For private
placements		5,129,000	5,129	3,966,518	—	3,971,647
Share issue costs		—	—	(95,505)	—	(95,505)
Fair value of agents’
warrants issued on
private placements
[note 6[a][b]]				11,397		11,397
Fair value of options
granted
[note 6[c]]		—	—	1,314,961	—	1,314,961
Fair value of stock
granted
[note 6[d]]		108,000	108	151,138	—	151,246
Exercise of warrants		1,658,275	1,658	1,548,894	—	1,550,552
Exercise of options		107,500	108	83,066	—	83,174
Net loss for the
period		—	—	—	(8,737,141)	(8,737,141)
Balance, March 31,
2007		47,297,645	47,298	26,649,868	(17,980,822)	8,716,344
See accompanying notes

~~89~~

102

Gryphon Gold Corporation (an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollars)

	Year ended	Year ended	Period from
	March 31,	March 31,	April 24, 2003
	2007	2006	(inception) to
	$ $		March 31,
			2007
			$

OPERATING ACTIVITIES

Net loss for the period	(8,737,141)	(5,602,336)	(17,980,822)
Items not involving cash:

Depreciation	53,368	22,918	85,430
Loss on disposal of equipment	19,722	—	19,722
Compensation, shares and fair value of options issued	1,466,207	15,258	1,820,140
for consulting fees
Changes in non-cash working capital items:

Amounts receivable	15,767	(72,515)	(65,483)
Accounts payable and accrued liabilities	(411,258)	744,630	786,565
Prepaid expenses	(18,975)	(82,475)	(129,065)
Cash used in operating activities	(7,612,310)	(4,974,520)	(15,463,513)

INVESTING ACTIVITIES

Reclamation deposit	(74,959)	(28,400)	(134,759)
Purchase of equipment	(38,642)	(123,546)	(194,268)
Proceeds from sale of equipment	3,950	—	3,950
Mineral property expenditures	(22,164)	(1,122,881)	(1,920,371)
Cash used in investing activities	(131,815)	(1,274,827)	(2,245,448)

FINANCING ACTIVITIES

Capital lease payments	(17,911)	—	(17,911)
Cash received for shares issued	5,605,373	15,004,689	27,167,137
Share issue costs	(84,108)	(2,484,213)	(2,679,236)
Subscription receivables collected	—	54,360	389,125
Cash provided by financing activities	5,503,354	12,574,836	24,859,115

Increase in cash during the period	(2,240,771)	6,325,489	7,150,154
Cash, beginning of period	9,390,925	3,065,436	—
Cash, end of period	7,150,154	9,390,925	7,150,154

See accompanying notes ~~90~~

103

1. NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Gryphon Gold Corporation and its subsidiary, Borealis Mining Company (collectively, ~~“~~”the Company~~”),~~“), were incorporated in the State of Nevada in 2003. The Company is an exploration stage company in the process of exploring its mineral properties, and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral property interests in the Company’s consolidated balance sheets are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ~~(“~~(”GAAP~~”).~~“). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements as well as the reported amounts of expenses incurred during the period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, the calculation of fair values of options and warrants, and rates for depreciation of equipment. Actual results could differ from those estimates.

Financial instruments

The Company’s financial instruments consist of current assets and current liabilities, the fair value of which approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or metal prices.

104

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Mineral property acquisition costs

The costs of acquiring mineral properties are capitalized and will be amortized over their estimated useful lives following the commencement of production or expensed if it is determined that the mineral property has no future economic value or the properties are sold or abandoned.

Cost includes cash consideration and the fair market value of shares issued on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.

The recoverable amounts for mineral properties is dependent upon the existence of economically recoverable reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the exploration and development of the properties; and upon future profitable production or alternatively upon the Company’s ability to recover its spent costs from the sale of its interests. The amounts recorded as mineral properties reflect actual costs incurred and are not intended to express present or future values.

The capitalized amounts may be written down if potential future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each mineral property interest quarterly, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

Exploration and development costs

Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset category and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future, will be written off.

Foreign currency translation

The U.S. dollar is the functional currency of the Company. Transactions involving foreign currencies for items included in operations are translated into U.S. dollars using the monthly average exchange rate; monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all other balance sheet items are translated at the historical rates applicable to the transactions that comprise the amounts. Translation gains and losses are included in the determination of net income.

~~92~~

105

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Equipment

Equipment is recorded at cost and is comprised of office furniture, trucks, computers and lab equipment. The trucks are being amortized on a straight line basis over 2 years; other equipment is being amortized on a straight line basis over 5 years.

Income taxes

Income taxes are accounted for using the liability method of tax allocation. Under this method deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment. In addition, deferred tax assets are recognized to the extent their realization is more likely than not.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ~~(“~~(”SFAS~~”)~~“) 123R, ~~“~~”Share-Based Payment~~”, (“~~“, (”SFAS 123 (R~~)”)~~)“) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method.

Prior to March 31, 2006, the Company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion ~~(“~~(”APB~~”)~~“) No. 25, ~~“~~”Accounting for Stock Issued to Employees~~” (“~~“ (”APB 25~~”)~~“) and related interpretations, as permitted by FASB Statement No. 123, ~~“~~”Accounting for Stock-Based Compensation~~” (“~~“ (”SFAS

123~~”).~~“). The Company did not recognize employee stock-based compensation costs in its statement of operations for the periods prior to March 31, 2006 as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. The Company’s total employees are relatively few in number and turnover is considered remote, therefore the Company currently estimates forfeitures to be 5.5% . Estimation of forfeitures is reviewed on a quarterly basis. As a result of adopting FAS 123(R), the net loss for the year ended March 31, 2007 increased by $1,268,422 comparatively unrecognized expense for the prior year would have been $86,045. Both basic and diluted loss per share for the year ended March 31, 2007 increased by $0.03.

106

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per share

Loss per common share is determined based on the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the Company has income from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development or normal use of the assets with a corresponding increase in the carrying amount of the related long-lived asset. This amount is then depreciated over the estimated useful life of the asset. Over time, the liability is increased to reflect an interest element considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. Currently, the Company has a reclamation liability of $5,600 which is disclosed further in Note 9.

Recent accounting pronouncements

In June 2006, the FASB issued FASB interpretation No. 48 – Accounting for Uncertainty in Income Taxes ~~(“~~(”FIN 48~~”).~~“). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements ~~(“~~(”SFAS 157~~”).~~“). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.

~~94~~

107

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

3. EQUIPMENT

		March 31, 2007
	Cost	Accumulated	Net Book
	$ Depreciation		Value
		$ $
Office and lab equipment	151,857	46,601	105,256
Trucks under capital lease	71,319	23,213	48,106
Total	223,176	69,814	153,362

		March 31, 2006
	Cost	Accumulated	Net Book
	$ Depreciation		Value
		$ $
Office and lab equipment	152,504	27,974	124,530
Truck under capital lease	32,504	4,088	28,416
Total	185,008	32,062	152,946

4. MINERAL PROPERTY

The Company initially entered into a property option agreement dated July 21, 2003 to acquire up to a 70% interest in the Borealis property in Nevada, USA from Golden Phoenix Minerals, Inc. for cash consideration of $125,000 and the obligation to make qualifying expenditures over several years. On January 28, 2005, the Company purchased outright the rights to a full 100% interest in the property for $1,400,000. A cash payment of $400,000 was made on closing and the Company accrued the outstanding liability of $1,000,000. This amount was paid in four quarterly payments of $250,000 over the following 12 months.

Total
$
Mineral property costs, March 31, 2004	199,753
Expenditures during the year	1,575,573
Mineral property costs, March 31, 2005	1,775,326
Expenditures during the year	122,881
Mineral property costs, March 31, 2006	1,898,207
Expenditures during the year	22,164
Mineral property costs, March 31, 2007	1,920,371

~~95~~

108

5. EXPLORATION

Year ended	Year ended	Period from
March 31,	March 31,	April 24, 2003
2007	2006	(inception) to
$ $		March 31,
2007
$

NEVADA, USA Borealis property Exploration:

Drilling	2,623,795	1,835,650	4,593,938
Property maintenance	668,260	660,722	1,968,971
Geologic and assay	657,976	414,595	1,223,939
Project management	535,975	260,057	1,144,201
Engineering	295,792	304,774	743,340
Metallurgy	37,894	181,212	253,718
Total exploration	4,819,692	3,657,010	9,928,107

6. CAPITAL STOCK

a]

Authorized capital stock consists of 150,000,000 common shares with a par value of $0.001 per share and 15,000,000 preferred shares with a par value of $0.001 per share.

On April 4, 2006, the Board of Directors approved, reserving 1,000,000 common shares to be granted as Restricted Stock Units. On July 24, 2006 the plan name was revised to the 2006 Omnibus Incentive Plan.

During the quarter ended June 30, 2006, the Company completed private placements to an officer and an employee of 129,000 units at Cdn$1.35, with each unit comprising of one common share and ½ of one common share ‘series D’ warrant. Each whole warrant entitles the holder to purchase a common share at a price of Cdn$1.82 per share until June 10, 2007. Share issuance costs totaled $3,533 and the Company recorded compensation expense of $7,740 in relation to the discount received by the participants of the private placement.

On February 9, 2007 the Company completed a private placement of 5,000,000 units at Cdn$0.90, each unit comprising of one common share and one series E warrant. Each series E warrant entitles the holder to purchase a common share at a price of Cdn$1.10 per share in year one and Cdn$1.35 per share in year two until February 9, 2009. The Company also issued 85,050 compensation warrants with a fair value of $11,397 (Series F warrants) to agents and are exercisable until February 9, 2008 at a price of Cdn$0.90 per share. Share issuance costs in addition to the broker warrant valuation was $80,575. The Company has a right to force warrant holders to exercise warrants if the common share price of the Company remains equal to or greater than Cdn$1.85 per common share for a period of twenty consecutive days.

~~96~~

	109

	6. CAPITAL STOCK (cont’d.)

b]
	Warrants:

	The following table contains information with respect to all warrants:

		Number of	Fair Value of
		Warrants	Agents’ and
			Underwriter
			Warrants
		#	$
		—	—

	Warrants outstanding, March 31, 2004
	Issued for:

	Private placements	3,407,981	—
	Agent’s compensation	141,008	45,100
	Exercised	—	—
	Warrants outstanding, March 31, 2005	3,548,989	45,100
	Issued for:

	Private placements	3,015,204	—
	Agent’s compensation on private placement	130,000	35,100
	Initial Public Offering (IPO) – Series A	6,900,000	—
	Underwriters’ compensation on IPO	690,000	135,100
	Private placements – Series B	2,737,500	—
	Agents’ compensation on private placement - Series C	280,500	76,540
	Exercised	(197,500)	—
	Warrants outstanding, March 31, 2006	17,104,693	291,840
	Issued for:
	ate placements – Series D	64,500	—
	ate Placements – Series E	5,000,000	—
	Agent’s compensation on private placement – Series F	85,050	11,397
	Exercised	(1,658,275)	—
	Expired	(15,175,410)	—
	Warrants outstanding, March 31, 2007	5,420,558	303,237

110

6. CAPITAL STOCK (cont’d.)

The following table summarizes information about warrants outstanding and exercisable as at March 31, 2007:

	Warrants Outstanding and Exercisable

	Average Remaining Life
Warrants	Years	Exercise Price	Expiry date
#	#

130,000	0.1	$0.65	April 1, 2007
64,500	0.2	Cdn$1.82	June 10, 2007
141,008	0.8	$0.65	January 28, 2008
85,050	0.9	Cdn$0.90	February 9, 2008
5,000,000	1.9	Cdn$1.10*	February 9, 2009
5,420,558	1.8	$0.96**

*The warrants are exercisable through February 8, 2008 at Cdn$1.10 and exercisable at Cdn$1.35 per unit thereafter. ** Based on the March 31, 2007 exchange rate of Cdn$1.1546 equals US$1.

The fair value of agents’ and underwriters’ warrants issued during 2007 and 2006 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions respectively: a risk-free interest rate of 3.38% to 5.21% as of the date of transaction; expected life of 1 to 3 years depending on their terms; an expected volatility of 53% to 70% (based on the average volatility of companies in the industry at date of issuance for period equivalent to the expected life); and no expectation for the payment of dividends.

c] Stock options:

In August 2005, two newly appointed directors were granted 300,000 options which vest over the following 18 months and are exercisable for 5 years at a price of $0.75 per share.

In September 2005, a newly appointed officer was granted 100,000 options which vest over the following 24 months and are exercisable for 5 years at a price equal to the initial public offering price of units of Cdn$0.85 per share.

In November 2005, two employees were granted 95,000 options and a consultant was granted 20,000 options. These options vest over 18 to 24 months and are exercisable for 5 years at a price equal to the initial public offering price of units of Cdn$0.85 per share.

111

6. CAPITAL STOCK (cont’d.)

During the quarter ended March 31, 2006, the Company granted a total of 420,000 stock options, 245,000 to four employees exercisable at prices between Cdn$1.15 - Cdn$1.37 and 175,000 to three consultants exercisable at prices between Cdn$1.25 – Cdn$1.37. These options vest over 14 to 24 months and are exercisable for 5 years from the date of the grant.

On April 4, 2006 (amended July 24, 2006), the Board of Directors approved the 2006 Omnibus Incentive Plan, which increased the number of reserved shares of common stock for issuance to employees, officers, directors, consultants and advisors, from 3,000,000 to 7,000,000 shares. Within the increased number of shares reserved the 2006 Omnibus Incentive Plan allowed 1,000,000 shares to be granted as restricted stock units. On April 4, 2006, 1,570,000 options were granted to directors, officers and a consultant, of which 1,475,000 have been granted under the 2006 Omnibus Incentive Plan and vest on anniversary date of the grant, 95,000 options were granted under the previous incentive plan and vest over 24 months. On vesting, the options granted are exercisable for 5 years at a price of Cdn$1.37 per share.

On April 18, 2006, the Board of Directors approved the grant of 290,000 stock options to an officer, employee and a consultant. The options vest over 12 to 30 months and are exercisable, once vested, for 5 years at a price of Cdn$1.37 per share.

On May 26, 2006, the Board of Directors approved the grant of 30,000 stock options to an outside consulting firm who will be providing certain investor relations services to the company. The options vest over the next 24 months and are exercisable for 5 years from the date of grant at a price of Cdn$1.60 per share.

On July 24, 2006, the Board of Directors approved the grant of 80,000 stock options to two outside consulting firms who will be providing certain investor relations and consulting services to the company. The options vest within 12 months and are exercisable for 5 years from the date of grant at a price of Cdn$1.29 per share.

The 2006 Omnibus Incentive Plan was ratified by the shareholders at the company’s annual general meeting on September 12, 2006, along with all options previously granted that were pending such ratification.

On September 25, 2006, the Board of Directors approved the grant of 40,000 stock options to an employee of the Company. The options vest over 4 to 24 months and are exercisable for 5 years at a price of Cdn$1.37 per share.

On October 31, 2006, the Company granted of 50,000 stock options to an outside consulting firm who are providing certain investor relations services to the company. The options vest over the next 15 months and are exercisable for 5 years from the date of grant at a price of Cdn$1.34 per share.

On January 10, 2007, the Company granted three employees a total of 190,000 options and 50,000 options to a consultant. These options vest over a period of 12 months with 50% vesting immediately and the balance in 12 months and are exercisable for 5 years at a price of Cdn$0.81 per share.

~~99~~

112

6. CAPITAL STOCK (cont’d.)

On January 28, 2007, the Company granted 20,000 options to a consultant which are exercisable for 5 years. The options vest within 12 months and are exercisable at a price of Cdn$0.88 per share.

On February 26, 2007, the Company granted 425,000 options to certain officers of the Company. These options vest over a period of 12 months with 50% vesting immediately and the balance in 12 months and are exercisable for 5 years at a price of Cdn$0.80 per share.

The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

For the years ended March 31, 2007 and 2006, the Company recorded total stock-based compensation expense related to stock options and restricted stock units as follows:

		Year Ended March
		31, 2006
	Year Ended March 31, 2007
Management salaries	1,343,164	—
Consulting fees	123,043	15,258
Total stock-based compensation	1,466,207	15,258

Stock option activity

The following table summarizes the Company’s stock option activity for the years ended March 31, 2007 and 2006:

	Year Ended	Weighted	Year Ended	Weighted
	March	Average	March	Average
	31, 2007	exercise price	31, 2006	exercise price
Outstanding at April 1, 2006	2,879,000	$0.77	2,000,000	$0.75
Granted	2,745,000	$1.06	935,000	$0.84
Exercised	(107,500)	$0.77	—
Forfeited	(234,000)	$1.11	(56,000)	$1.07
Outstanding at March 31, 2007	5,282,500	$0.91	2,879,000	$0.77
Vested and exercisable at March 31,	3,205,000	$0.81	2,272,000	$0.75
2007

~~100~~

113

6. CAPITAL STOCK (cont’d.)

The following table summarizes information about stock options outstanding as at March 31, 2007:

Stock Options Outstanding and Exercisable

Stock Options	Average	Stock Options	Average	Weighted
Outstanding	Remaining Life	Exercisable	Remaining Life	Average
	(Years)		of Exercisable	exercise price
			(Years)
2,262,500	3.0	2,262,500	3.0	$0.75
115,000	3.6	75,000	3.6	Cdn$0.85
90,000	3.8	54,000	3.8	Cdn$1.15
50,000	3.8	50,000	3.8	Cdn$1.25
205,000	4.0	106,000	4.0	Cdn$1.37
1,715,000	5.0	290,000	5.0	Cdn$1.37
30,000	5.2	—	5.2	Cdn$1.60
80,000	4.3	30,000	4.3	Cdn$1.29
50,000	4.6	—	4.6	Cdn$1.34
240,000	4.8	120,000	4.8	Cdn$0.81
20,000	4.8	5,000	4.8	Cdn$0.88
425,000	4.9	212,500	4.9	Cdn$0.80
5,282,500		3,205,000		$0.91*

* Based on the March 31, 2007 exchange rate of Cdn$1.1546 equals US$1.

Valuation assumptions

Compensation expense recorded in the financial statements has been estimated using the Black-Scholes option pricing model. The assumptions used in the pricing model include:

	2007	2006

Dividend yield	0%	0%
Expected volatility	55%	53% - 70%
Risk free interest rate	4.54% - 5.21%	3.38% - 4.7%
Expected lives	3 years	3 years

~~101~~

114

6. CAPITAL STOCK (cont’d.)

The risk-free interest rate is determined based on the rate at the time of grant for US government zero-coupon bonds for a 3 year term which is a term equal to the estimated life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant. Volatility is derived by measuring the average share price fluctuation of three publicly listed companies that operate in the same industry. The period of historical volatility is the same period as the expected life of the option being 3 years.

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. Options pricing models require the input of highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s equity instruments.

[d] Restricted stock units:

On April 4, 2006, the Board of Directors approved the grant of 8,000 restricted stock units (‘RSU’) to an officer of the company. The RSU’s will vest over 12 to 24 months from the date of grant and once vested will entitle the grantee to 8,000 common shares in the Company.

On December 12, 2006, the Board of Directors approved the grant of 15,000 restricted stock units (‘RSU’) to an employee of the company. The RSU’s will vest over 12 months from the date of grant and once vested will entitle the grantee to 15,000 common shares in the Company.

On January 10, 2007, 650,000 restricted stock units (‘RSU’) were granted to employees, officers and directors of the Company. The RSU’s will vest within 18 months of granting and once vested will entitle the grantee one common share for each RSU.

The Company recognizes stock-based compensation is expensed on a straight-line basis over the requisite service period of the individual grants, which is generally equals the service period. The value of the restricted stock unit is calculated using the closing price of the Company’s common stock on the date of the grant.

~~102~~

115

6. CAPITAL STOCK (cont’d.)

The following table summarizes information about restricted stock units outstanding as at March 31, 2007:

	RSU’s	RSU’s	Weighted Average
	Granted	Vested	Fair Value at
			Grant Date
Outstanding at April 1, 2006	—	—	—
Issued April 18, 2006	8,000	8,000	Cdn$1.63
Issued December 12, 2006	15,000	7,500*	Cdn$0.84
Issued January 10, 2007	650,000	100,000	Cdn$0.82

Outstanding at December 31, 2006	673,000	115,500	$0.71
*Vested on March 31, 2007. Stock certificate issued on April 1, 2007.

7. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at their exchange amount as determined by management. All material transactions and balances with related parties not disclosed elsewhere are described below.

During the year ended March 31, 2007, the Company paid consulting fees to non-independent directors and officers in the amount of $150,353 [March 31, 2006 - $92,112; March 31, 2005 - $429,946; Period from inception to March 31, 2004 - $395,817] for services rendered on the exploration of the Borealis property.

~~103~~

116

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax balances are as follows:

	2007	2006
	$ $

Deferred tax assets
Net operating loss carryforwards	3,203,058	1,944,038
Mineral property basis	451,485	321,245
Feasibility costs	316,511	167,067
Exploration costs	2,131,024	1,100,391
Stock compensation	543,376	—
Reclamation costs	2,075	—
Equipment	6,588	1,730
Total deferred tax assets	6,654,117	3,534,471
Valuation allowance	(6,651,419)	(3,502,530)
Net deferred tax assets	2,698	31,941

Deferred tax liabilities
Equipment	—	—
Prepaid expenses	(2,698)	(31,941)
Total deferred tax liabilities	(2,698)	(31,941)
	—	—

The potential income tax benefits relating to the deferred tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of ~~“~~”more likely than not~~”~~“ under the liability method of tax allocation. Accordingly, no deferred tax assets have been recognized as at March 31, 2007 and 2006.

~~104~~

8. INCOME TAXES (cont’d.)

The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rate of 37.06% [2006 - 37.06%] is as follows:

	2007	2006
	$ $

Tax at statutory tax rates	(3,057,999)	(913,588)
State taxes, net of federal benefit	(179,985)	(53,771)
Non-deductible items	9,101	1,030
Change in valuation allowance	3,228,883	966,329
	—	—

At March 31, 2007 the Company has non-capital losses of approximately $8.6 million [2006 - $5.2 million] in the United States available for future deduction from taxable income and which expire prior to 2026. The Company has not recognized as an asset any of these potential deductions as it cannot be considered more likely than not that they will be utilized.

9. RECLAMATION DEPOSIT

During the year ended March 31, 2007, the Company increased the amount of their performance bond from $59,800 to $108,176 by purchasing a further performance bond in the amount of $48,376 from an insurance company. The Company earned $5,583 of interest income from the purchase of the bond. The total bond purchase is in support of the potential future obligations the Company may incur under a Plan of Operation for exploration within the brown-field area of the Borealis property filed with the U.S. Forest Service. The Company also deposited directly $21,000 with the Bureau of Land Management ~~(“~~(”BLM~~”)~~“) in support of its potential future obligations for reclamation during the Company’s exploration activities within the BLM area. At March 31, 2007, the Company recorded a reclamation liability of $5,600 (March 31, 2006 – $7,000) representing future obligations related to its drilling activities completed to March 31, 2007. The Company continues to hold the bond in support of potential future obligations under the Plan of Operation for exploration filed with the U.S. Forest Service.

~~105~~ 118

10. COMMITMENTS & CONTINGENCIES

[a]

A portion of the Borealis Property is subject to a mining lease. The Company is required to make monthly lease payments of $9,094, adjusted annually based on the Consumer Price Index, for the duration of the lease term. In addition, production of precious metals from the Borealis Property will be subject to the payment of a royalty under the terms of the mining lease. The mining lease expires in 2009, but may be renewed by the Company annually thereafter, so long as mining activity continues on the Borealis Property. The Company has the option to terminate the mining lease at any time prior to expiry in 2009.

[b]

The Company rents office space in Vancouver, BC on a 3 year term. The following are rental lease commitments in relation to the office lease:

$

2008	35,029
2009	14,595

[c]

During December 2006, the Company closed its Lakewood, Colorado office and terminated certain office staff. Closure costs totalled to $96,964, which included various lease buyouts, and are included in general and administration expenses.

[d]

On January 18, 2007, the Company was served with a motion to compel arbitration regarding the non-payment of severance to the former Chief Operating Officer. On April 19, 2007, a comprehensive settlement agreement was reached that included a one-time payment by the Company of $75,000.

     11. CAPITAL LEASE [a]

The Company entered into a lease, maturing in May 2008, to acquire a second truck. The financing for both trucks are accounted for as capital leases, with the present value of the required lease payments recorded as a liability and an asset at inception and thereafter lease payments reduce the liability and result in interest expense and the asset is depreciated. The actual combined lease payments are $2,371 per month with a residual payment of $12,000 due October 2007 and $13,854 due May 2008.

The present value of required payments during each fiscal year is as follows:

		$
2008		32,977
2009		17,308
	~~106~~

119

Unaudited Interim Consolidated Financial Statements

Gryphon Gold Corporation (an exploration stage company) As of September 30, 2007 (Stated in U.S. dollars)

120

Gryphon Gold Corporation (an exploration stage company)

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollars) (Unaudited)

	As at	As at
	September 30	March 31,
	2007	2007
	$ $

ASSETS
Current
Cash	3,927,854	7,150,154
Accounts receivable	57,556	65,483
Prepaid expenses	75,057	129,065
Total current assets	4,060,467	7,344,702
Mineral property costs [note 5]	12,638,290	1,920,371
Equipment [note 4]	156,089	153,362
Other assets [note 9]	258,758	134,759
	17,113,604	9,553,194

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,223,812	786,565
Current portion of capital lease [note 11]	38,615	32,977
Total current liabilities	1,262,427	819,542

Convertible note [note 12]	4,300,726	—

Capital lease [note 11]	—	17,308

Commitments [note 10]

Stockholders’ equity
Common stock	57,143	47,298
Additional paid-in capital	34,201,218	26,649,868
Deficit accumulated during the exploration stage	(22,707,910)	(17,980,822)
Total stockholders’ equity	11,550,451	8,716,344
	17,113,604	9,553,194
See accompanying notes

121

Gryphon Gold Corporation (an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in U.S. dollars)
(Unaudited)
					Period
					from
	Three months ended		Six months ended		April 24,
					2003
					(inception)
					to
	September September September September				September
	30,	30,	30,	30,	30,
	2007	2006	2007	2006	2007
	$ $		$ $		$

Exploration [note 6]	1,274,926	1,067,703	2,753,398	2,321,218	12,681,505
Management salaries and
consulting fees	695,068	482,009	1,133,431	890,602	6,376,583
General and administrative	314,743	240,176	557,605	481,218	2,132,133
Legal and audit	126,560	87,393	197,857	164,759	1,158,344
Travel and accommodation	51,052	65,762	103,704	185,439	793,274
Depreciation	16,390	13,937	30,237	25,482	115,667
Loss on disposal of equipment	6,552	—	6,552	—	26,274
Foreign exchange (gain) loss	12,102	(1,798)	15,302	(20,975)	(2,511)
Interest income	(55,411)	(84,102)	(129,550)	(176,529)	(631,911)
Interest Expense	58,553	—	58,553	—	58,553
Net Loss for the period	(2,500,535)	(1,871,080) (4,727,088)		(3,871,214)(22,707,910)

Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.09)	$(0.10)

Basic and diluted weighted average

number of common shares outstanding 52,673,678

41,154,718 50,093,806

40,435,024

See accompanying notes

122

Gryphon Gold Corporation (an exploration stage company)

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS' EQUITY

(Stated in U.S. dollars) (Unaudited)

				Deficit
				Accumulated
			Additional	During the

	Common		Paid-In Exploration
	Stock
	Shares	Amount	Capital	Stage	Total
	#	$ $		$ $
Balance, inception April 24, 2003
Shares issued:
For private placements	33,197,370	33,197	16,765,307	—	16,798,504
Share issue costs	—	—	(645,048)	—	(645,048)
Initial Public Offering (IPO)	6,900,000	6,900	5,029,597	—	5,036,497
Share issue costs (IPO)	—	—	(2,241,940)	—	(2,241,940)
Compensation component of shares	—	—	226,000	—	226,000
issued
Fair value of agent’s warrants issued
[note
7[b]]	—	—	156,740	—	156,740
Fair value of underwriters’
compensation
warrants on IPO [note 7[b]]	—	—	135,100	—	135,100
Exercise of warrants	197,500	198	194,085	—	194,283
Fair value of options granted to
consultants
[note76[c]]	—	—	49,558	—	49,558

Net loss from inception	—	—	—	(9,243,681) (9,243,681)
Balance, March 31, 2006	40,294,870	40,295	19,669,399	(9,243,681) 10,466,013
Shares issued:
For private placements	5,129,000	5,129	3,966,518	—	3,971,647
Share issue costs	—	—	(95,505)	—	(95,505)
Fair value of agents’ warrants issued on
private
placements [note 7[b]]	—	—	11,397	—	11,397
Fair value of options granted
[note 7[c]]	—	—	1,314,961	—	1,314,961

Fair value of vested stock grants
[note 7[d]]	108,000	108	151,138	—	151,246
Exercise of warrants	1,658,275	1,658	1,548,894	—	1,550,552
Exercise of options	107,500	108	83,066	—	83,174
Net loss for the period	—	—	—	(8,737,141) (8,737,141)
Balance, March 31, 2007	47,297,645	47,298	26,649,868	(17,980,822)	8,716,344
Shares issued:
For private placements	5,000,000	5,000	3,784,197	—	3,789,197
For Mineral Properties	4,500,000	4,500	3,444,918	—	3,449,418
Share issue costs	—	—	(246,414)	—	(246,414)
Fair value of agents’ warrants issued on
private
placements [note 7[a][b]]	—	—	44,040	—	44,040
Fair value of options granted	—	—	137,732	—	137,732
[note 7[c]]
Fair value of vested stock grants	215,000	215	302,507	—	302,722
[note7[d]]
Exercise of warrants	130,000	130	84,370	—	84,500
Net loss for the period	—	—	—	(4,727,088) (4,727,088)
Balance, Sept 30, 2007	57,142,645	57,143	34,201,218	(22,707,910) 11,550,451
See accompanying notes

123

Gryphon Gold Corporation (an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollars) (Unaudited)

					Period
					from
	Three months ended		Six months ended		April 24,
					2003
					(inception)
					to
	SeptemberSeptember September				September
				September 30,
	30,	30,	30,		30,
	2007	2006	2007	2006	2007
	$ $		$ $		$
OPERATING ACTIVITIES
Net loss for the period	(2,500,535)(1,871,080)(4,727,088)			(3,871,214)(22,707,910)
Items not involving cash:
Depreciation	16,390	13,937	30,237	25,482	115,667
Fair value of options, warrants	271,462	225,691	484,494	250,064	2,304,634
and other non-cash
compensation

Non-cash interest expense	28,367	—	28,367	—	28,367
Loss on disposal of equipment	6,552	—	6,552	—	26,274
Changes in non-cash working
capital items:
Amounts receivable	29,696	45,527	7,927	21,349	(57,556)
Accounts payable and accrued	416,128	(55,280)	437,247	(608,108)	1,223,812
liabilities
Prepaid expenses	162,356	17,655	54,008	40,653	(75,057)
Cash used in operating activities	(1,569,584)(1,623,550)(3,678,256)			(4,141,774)(19,141,769)

INVESTING ACTIVITIES
Reclamation deposit	(45,000)	(52,100)	(54,700)	(52,100)	(189,459)
Purchase of equipment	(16,391)	(3,015)	(40,221)	(17,370)	(234,489)
Nevada Eagle acquisition and	(2,964,527)	— (3,068,340)		—	(3,068,340)
related non-compete
agreement[note 3]
Mineral property	(3,710)	(665)	(3,710)	(22,164) (1,924,081)
expenditures[note 5]
Mineral property lease payments	5,000	—	5,000	—	5,000
received
Proceeds from sale of equipment	2,314	—	2,314	—	6,264
Cash used by investing activities	(3,022,314)	(55,780)(3,159,657)		(91,634) (5,405,105)

FINANCING ACTIVITIES
Capital lease principal payments	(5,917)	(4,466)	(11,670)	(6,881)	(29,581)
Cash received for shares	3,789,197	399,302	3,873,697	1,093,460	31,040,834

Share issue costs	(246,414)	—	(246,414)	(3,533) (2,925,650)

Subscription receivables collected	—	—	—	—	389,125
Cash provided by financing
activities	3,536,866	394,836	3,615,613	1,083,046	28,474,728

Increase (decrease) in cash
during the period	(1,050,032)(1,284,494)(3,222,300)			(3,150,362)	3,927,854
Cash, beginning of period	4,982,886	7,525,057	7,150,154	9,390,925	—

Cash, end of period	3,927,854	6,240,563	3,927,854	6,240,563	3,927,854
See accompanying notes

124

     Gryphon Gold Corporation (an exploration stage company)

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(Stated in U.S. dollars) (Unaudited)

1. NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Gryphon Gold Corporation was incorporated in the State of Nevada in 2003 and wholly owns its subsidiaries, Borealis Mining Company, Gryphon Nevada Eagle Holding Company and Nevada Eagle Resources LLC (collectively, "the Company"). The Company is an exploration stage company in the process of exploring its mineral properties, and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral property interests in the Company’s consolidated balance sheets are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

2. BASIS OF PRESENTATION

These interim unaudited consolidated financial statements have been prepared by the Company in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial statements, applied on a consistent basis. These interim financial statements follow the same significant accounting policies and methods of application as those disclosed in Note 2 to the Company's audited consolidated financial statements as at and for the year ended March 31, 2007 (the "Annual Financial Statements''), expect for the new revenue recognition and intangible asset policies described below related to the Nevada Eagle acquisition (see note 3). Accordingly, they do not include all disclosures required for annual financial statements. These interim unaudited consolidated financial statements and notes thereon should be read in conjunction with the Annual Financial Statements.

The preparation of these interim unaudited consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

In June 2006, the FASB issued FASB interpretation No. 48 – Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Effective April 1, 2007, the Company adopted FIN 48, which did not have a material impact on the Company’s interim unaudited consolidated financial statements.

Revenue recognition

Mineral lease rentals or option payments are treated as reductions of the cost of the property as the payor is accumulating an interest in the mineral property; payments in excess of capitalized costs are recognized in income. Some agreements provide for payments in the form of stock and other equity instruments as well as cash payments. Stock and other equity instruments are recognized based on their fair market value at the time of receipt. Fluctuations incurred during the holding period are accounted for as gains or losses from held for trading securities. The leases provide for the receipt of royalty payments upon production of the property. Royalty payments will be recognized in the period in which production occurs. There are no properties in the production stage at this time.

Intangible Assets

Identifiable intangible assets include a non-competition agreement. The initial measurement of the non-competition agreements is based on the fair value of the consideration paid. The agreement is being amortized on a straight-line basis, over management’s estimated useful like of five years.

125

Gryphon Gold Corporation (an exploration stage company)

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(Stated in U.S. dollars) (Unaudited)

3. ACQUISTION OF NEVADA EAGLE RESOUCES LLC

On August 21, 2007 Gryphon Gold Corporation closed the acquisition of Nevada Eagle Resources LLC, a privately held Nevada limited liability company ("Nevada Eagle"), pursuant to a membership interest purchase agreement (the "Purchase Agreement"), dated July 4, 2007, by and between the Company, Gerald W. Baughman and Fabiola Baughman, as sellers ("Sellers"), and Nevada Eagle. Under the Purchase Agreement, the company acquired all of the outstanding limited liability company interests of Nevada Eagle from the Sellers (the "Acquisition") for the following consideration, paid on August 21, 2007 (the "Closing Date"):

(a)

$2,500,000 in cash; (b)

4,500,000 shares of common stock of the Company (the "Common Shares") valued at $3,449,418; and

(c) a 5% convertible note in the principal amount of $5,000,000 (the "Convertible Note") with an issue date of August 21, 2007 and a fair value of $3,390,640.

The Convertible Note, due March 30, 2010, bears interest at an annual rate of 5% and is convertible at the option of the holder into common shares of the Registrant at an initial conversion price of $1.00 per share during first the twelve-month period following the Closing Date, $1.25 per share during the second twelvemonth period following the Closing Date, $1.50 per share thereafter, and $1.75 per share if converted on March 30, 2010. The interest payments are due on a beginning on January 1, 2008, and payable thereafter on each January 1, and June 1.

In addition to the purchase consideration, the Sellers will be entitled to all revenues of Nevada Eagle (payable in cash, stock, or other consideration) calculated to be received and received on the Assets and Properties from January 1, 2007 through midnight on December 31, 2007; however, pursuant to a letter agreement between the Company and the Sellers, dated August 21, 2007, the Sellers’ revenue right does not include revenues generated or arising from any new agreements entered into by the Company regarding the acquired properties (as described below) executed after August 21, 2007.

Gryphon granted the Sellers registration rights under which Gryphon agreed to file, within the later of (i) 90 days of the Closing Date or (ii) any date in which Gryphon is required to file a registration statement for a third-party in connection with a financing or acquisition, but no later than 120 days of the Closing Date, a resale registration statement under the Securities Act of 1933, as amended ("Securities Act"), to register the Common Shares issuable at Closing and the common shares of the Company issuable upon exercise of the Convertible Note.

Upon completion of the Acquisition, Nevada Eagle became a wholly-owned subsidiary of Gryphon Nevada Eagle Holding Company, a Nevada corporation, which is a wholly-owned subsidiary of the Company. Nevada Eagle has interests in 54 prospective gold properties covering over 70 square miles of gold trends in Nevada. Twenty-four of these properties are in the Walker Lane belt and add to Gryphon’s inventory of volcanogenic hosted gold resources. Seven of the properties are in the Cortez Trend, seven in the Austin-Lovelock Trend, two in the Carlin Trend and the balance are unique situations throughout Nevada with a few in contiguous states. These properties offer Gryphon both production opportunities or royalty income upon production. Twenty-six of the properties are ‘farmed-out’ through lease and option agreements that generate a positive cash flow net of carryings costs. The remaining wholly-owned properties are retained for Gryphon Gold’s own exploration effort or additional future farm outs.

Under the terms of the Purchase Agreement, the closing of the Acquisition was subject to several closing conditions, including execution of several ancillary agreements as follows:

(a)

A Lock-up Agreement, dated August 21, 2007, under which the Sellers agree that for a period of three months following the Closing Date not to sell Common Shares issued or issuable under the Purchase Agreement and Convertible Note and, thereafter, to limit the sale of such Common Shares to 20% of the aggregate Common Shares issued under the Purchase Agreement and Convertible Note each quarter (with unsold Common Shares aggregating each quarter thereafter);

(b)

An Employment Agreement between the Registrant and Mr. Baughman for a term of one year, renewable by the parties, to serve as Gryphon’s Vice President of Corporate Development; and

126

Gryphon Gold Corporation (an exploration stage company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. dollars) (Unaudited)

(c)

A Non-Competition Agreement under which the Sellers have agreed not to compete with the Company for the latter of (i) twelve (12) months following the Closing Date (the "Restricted Period"), or (ii) twelve (12) months following the termination of the Company’s employment of Gerald Baughman. The scope of the non-competition obligation relates to the business of acquiring and/or holding base metal and precious metal mineral assets located in the state of Nevada within the Area of Interest and to properties that have been examined by the Company or Mr. Baughman during the course of his employment by the Company, in any manner or capacity. "Area of Interest" is defined as any property owned by the Company, Nevada Eagle, or any affiliate of the Company or Nevada Eagle on the latter of (i) Closing Date or (ii) the termination date of Gerald Baughman’s employment by the Company, if any, together with any adjacent areas within one kilometer of the exterior boundary of such properties.

Consideration paid for acquisition of Nevada Eagle
Cash at closing	$2,500,000
Cash due diligence costs
and other expenses	568,340
	3,068,340

Common shares	3,449,418
Convertible note and value
of conversion feature	4,272,359
	$10,790,117
Allocation of Purchase Price
Mineral properties	10,719,209
Non-competition agreement	70,908
	$10,790,117

4. EQUIPMENT

	September 30, 2007
		Accumulated
	Cost	Depreciation	Net Book
			Value
	$ $		$

Office and lab equipment	180,832	61,484	119,348
Trucks under capital lease	71,319	34,578	36,741
Total	252,151	96,062	156,089

	March 31, 2007
		Accumulated
	Cost	Depreciation	Net Book
			Value
	$ $		$

Office and lab equipment	151,857	46,601	105,256

Trucks under capital lease	71,319	23,213	48,106
Total	223,176	69,814	153,362

127

Gryphon Gold Corporation (an exploration stage company)

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(Stated in U.S. dollars) (Unaudited)

5. MINERAL PROPERTY

The Company initially entered into a property option agreement dated July 21, 2003 to acquire up to a 70% interest in the Borealis property in Nevada, USA from Golden Phoenix Minerals, Inc. for cash consideration of $125,000 and the obligation to make qualifying expenditures over several years. On January 28, 2005, the Company purchased outright the rights to a full 100% interest in the property for $1,400,000. A cash payment of $400,000 was made on closing. The Company paid the full outstanding consideration of $1,000,000, in four quarterly payments of $250,000 during the year ended March 31, 2006.

Effective August 21, 2007, the Company purchased all the rights and interests of Nevada Eagle, as described in footnote 3. $10,719,209 of the purchase price was allocated to the value of the exploration properties acquired.

Total $

Mineral property costs, March 31, 2005	1,775,326
Expenditures during the year	122,881
Mineral property costs, March 31, 2006	1,898,207
Expenditures during the year	22,164
Mineral property costs, March 31, 2007	1,920,371
Nevada Eagle acquisition	10,719,209
Lease payments received	(5,000)
Expenditures during the period	3,710
Mineral property costs, September 30, 2007	12,638,290

6. EXPLORATION

			Period
			from
Three months ended		Six months ended	April 24,
			2003
			(inception)

					to
	September September September September September
	30,	30,	30,	30,	30,
	2007	2006	2007	2006	2007
	$ $		$ $		$

Borealis property
Exploration :
Property maintenance	218,626	224,231	351,579	431,360	2,320,550
Project management	84,629	145,660	119,873	275,244	1,264,074
Drilling	733,390	540,855	1,728,537	1,108,357	6,322,475
Engineering	5,000	37,006	5,000	151,870	748,340
Geological	202,349	119,526	502,641	336,028	1,726,580
Metallurgy	10,932	425	25,768	18,359	279,486
Subtotal Borealis property	1,254,926	1,067,703	2,733,398	2,321,21812,661,505
Other Exploration and Development	20,000	—-	20,000	—-	20,000
Total exploration	1,274,926	1,067,703	2,753,398	2,321,21812,681,505

128

Gryphon Gold Corporation (an exploration stage company)

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(Stated in U.S. dollars) (Unaudited)

7. CAPITAL STOCK

[a]

Authorized capital stock consists of 150,000,000 common shares with a par value of $0.001 per share and 15,000,000 preferred shares with a par value of $0.001 per share.

On August 21, 2007, the Company issued 4,500,000 common shares as partial consideration for the acquisition of Nevada Eagle (see note 3, ‘Acquisition of Nevada Eagle Resources LLC’).

During the quarter ended September 30, 2007, 98,750 (162,500 for the six months ended September 30, 2007) common shares were issued to employees and directors of the Company upon vesting of outstanding Restricted Stock Units.

On August 3, 2007, the Company completed a private placement of 5,000,000 units at Cdn$0.80 for gross proceeds of C$4,000,000. Each unit consisted of one common share and one series G warrant. Each series G warrant entitles the holder to purchase a common share at a price of Cdn$1.00 per share during the first 12 months after closing and Cdn$1.25 per share during the second 12 months after closing and until expiry. Cash compensation of C$152,040 and 265,050 compensation warrants (series H) were issued to agents and are exercisable at a price of Cdn$0.83 per share and expire 9 months after closing. The Company has a right to force warrant holders to exercise warrants, if the common share price of the Company remains equal to or greater than, Cdn$1.85 per common share, for a period of twenty consecutive days.

During the quarter ended June 30, 2007, the company issued 30,000 common shares to a consultant acting as financial advisor to the company in certain transactions. The issuance is based on the consulting agreement, which requires 7,500 common shares to be issuable monthly for the term of the consulting agreement. The Company charged to expense $25,111 in the quarter attributable to the fair value of the common shares.

On September 30, 2007, the Company issued an additional 22,500 common shares to the same consultant acting as financial advisor to the company. The issuance is based on the consulting agreement, which requires 7,500 common shares to be issuable monthly for the term of the consulting agreement. The Company charged to expense $20,355 in the quarter attributable to the fair value of the common shares

As at November 1, 2007, the company has 57,161,395 common shares issued and outstanding, which includes common shares, issued to consultants (see note 13, ‘Subsequent Events’).

129

7. CAPITAL STOCK (cont’d) [b] Warrants:

The following table contains information with respect to all warrants:

	Number of	Fair Value of
	Warrants	Warrants
	#	$

Warrants outstanding, March 31, 2004	—	—
Issued for:
Private placements	3,407,981	—
Agents’ compensation	141,008	45,100
Exercised	—	—
Warrants outstanding, March 31, 2005	3,548,989	45,100
Issued for:
Private placements	3,015,204	—
Agents’ compensation on private placement	130,000	35,100
Initial Public Offering (IPO) – Series A	6,900,000	—
Underwriters’ compensation on IPO	690,000	135,100
Private placements – Series B	2,737,500	—
Agents’ compensation on private placement – Series C	280,500	76,540
Exercised	(197,500)	—
Warrants outstanding, March 31, 2006	17,104,693	291,840
Issued for:
Private placements – Series D	64,500	—
Private placements – Series E	5,000,000	—
Agents’ compensation on private placement – Series F	85,050	11,397
Exercised	(1,658,275)	—

Expired	(15,175,410)	—
Warrants outstanding, March 31, 2007	5,420,558	303,237
Issued for:
Private placements – Series G	5,000,000	—
Agents’ compensation on private placement – Series H	265,050	44,040
Exercised	(130,000)	—
Expired	(64,500)	—
Warrants outstanding, September 30, 2007	10,491,108	347,277

The following table summarizes information about warrants outstanding and exercisable as at September 30, 2007:

Warrants Outstanding and Exercisable

	Average Remaining Life
Warrants	Years	Exercise Price	Expiry date
#	#

141,008	0.3	$0.65	January 28, 2008
85,050	0.3	Cdn$0.90	February 9, 2008
5,000,000	1.3	Cdn$1.10*	February 9, 2009
5,000,000	1.8	Cdn$0.80**	August 3, 2009
265,050	0.6	Cdn$0.83	May 3, 2008
10,491,108	0.9	$0.86***

* The warrants are exercisable through February 8, 2008 at Cdn$1.10 and exercisable at Cdn$1.35 per unit thereafter until expiry **The warrants are exercisable through August 3, 2008 at Cdn$0.80 and exercisable at Cdn$1.10 per unit thereafter until expiry *** Based on the September 30, 2007 exchange rate of Cdn$1 equals US$1.0052.

130

The fair value of agents’ and underwriters’ warrants issued during 2007 and 2006 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.38% to 5.21% as of the date of transaction; expected life of 1 to 3 years depending on their terms; an expected volatility of 53% to 70% (based on the average volatility of companies in the industry at date of issuance for period equivalent to the expected life); and no expectation for the payment of dividends.

131

     Gryphon Gold Corporation (an exploration stage company)

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(Stated in U.S. dollars) (Unaudited)

7. CAPITAL STOCK (cont’d.) [c] Stock options:

On September 6, 2007, a director was awarded 100,000 stock options. The options vest over one year and are exercisable for 5 years at a price of Cdn$0.77 per share.

On September 13, 2007, an employee was granted 20,000 stock options that vest over 2.5 years and are exercisable for 5 years at a price of Cdn$0.81 per share.

On September 21, 2007, four employees were granted 835,000 stock options that vest over two years and are exercisable for 5 years at a price of Cdn$0.90 per share.

On July 27, 2007, a consultant was awarded 75,000 stock options that vest over 2 years and are exercisable for 5 years at a price of Cdn$0.91 per share.

On May 11, 2007, two employees were granted a total of 60,000 stock options. The options vest over the next 18 months and are exercisable for 5 years at a price of Cdn$0.95 per share. 40,000 of these options have been subsequently forfeited.

The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company’s total employees are relatively few in number and turnover is considered remote, therefore the Company currently estimates forfeitures to be 5.5%. Estimate of forfeitures is reviewed on a quarterly basis. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

The Company recorded total stock-based compensation expense related to stock options and restricted stock units as follows:

	Three months Three months		Six months	Six months
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006
	$ $		$ $

Management salaries, exploration expense,
&
consulting fees	271,462	225,691	484,494	250,064

Gryphon Gold Corporation (an exploration stage company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. dollars) (Unaudited)

7. CAPITAL STOCK (cont’d.) Stock option activity

The following table summarizes the Company’s stock option activity for the six months ended September 30, 2007:

	Number	Weighted
	of Stock	Average
		exercise
	Options	price*
Outstanding, beginning of year	5,282,500	$1.02
Granted	1,090,000	$0.89
Exercised	—	—
Forfeited	(630,000)	$1.00
Total outstanding at period end	5,742,500	$1.00
Vested and exercisable at period end	4,330,000	$1.03

* Based on the September 30, 2007 exchange rate of Cdn$1 equals US$1.0052

The following table summarizes information about stock options outstanding as at September 30, 2007:

	Stock Options Outstanding and Exercisable
			Average
Stock Options	Average	Stock Options	Remaining Life	Exercise price
Outstanding	Remaining Life	Exercisable	of Exercisable
	(Years)		(Years)
1,912,500	2.6	1,912,500	2.6	$0.75
115,000	3.1	100,000	3.1	Cdn$0.85
90,000	3.3	72,000	3.3	Cdn$1.15
50,000	3.3	50,000	3.3	Cdn$1.25
190,000	3.6	143,000	3.6	Cdn$1.37
1,490,000	4.6	1,490,000	4.6	Cdn$1.37
30,000	3.7	30,000	3.7	Cdn$1.60
80,000	3.8	80,000	3.8	Cdn$1.29
50,000	4.1	50,000	4.1	Cdn$1.34
240,000	4.3	145,000	4.3	Cdn$0.81
20,000	4.3	15,000	4.3	Cdn$0.88
425,000	4.4	212,500	4.4	Cdn$0.80
20,000	4.6	5,000	4.6	Cdn$0.95

75,000	4.9	25,000	4.9	Cdn$0.91
100,000	4.9	—	4.9	Cdn$0.77
20,000	4.9	—	4.9	Cdn$0.81
835,000	5.0	—	5.0	Cdn$0.90
5,742,500		4,330,000		$1.00*

* Based on the September 30, 2007 exchange rate of Cdn$1 equals US$1.0052

133

7. CAPITAL STOCK (cont’d.)

Valuation assumptions

Compensation expense recorded in the financial statements has been estimated using the Black-Scholes option pricing model. The assumptions used in the pricing model include:

	2008	2007

Dividend yield	0%	0%
Expected volatility	55%	55%
Risk free interest rate	4.09%-4.62% 4.54% - 5.21%
Expected lives	3 years	3 years

The risk-free interest rate is determined based on the rate at the time of grant for US government zero-coupon bonds for a 3 year term, which is a term equal to the estimated life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant. Volatility is derived by measuring the average share price fluctuation of three publicly listed companies that operate in the same industry. The period of historical volatility is the same period as the expected life of the option being 3 years.

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. Options pricing models require the input of highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s equity instruments.

[d]

Restricted stock units:

On May 11, 2007, the Board of Directors approved the grant of 10,000 restricted stock units (‘RSU’) to an employee of the Company which were subsequently forfeited on July 31, 2007.

On September 5, 2007 the Company entered into a Transition Agreement with an employee and director (see note 10(c)). Among other things, the agreement provided a grant of 112,500 RSU’s that vest over two years; 18,750 RSU’s that were to vest in January 2008 were forfeited; a grant of 50,000 RSU’s was forfeited and replaced with a new RSU agreement that provides 2,778 units for each full month of service (subject to a maximum of 50,000 RSU’s) completed as a member of the Board of Directors beginning January 1, 2007 and vest upon resignation from the Board of Directors.

The following table summarizes information about restricted stock units outstanding as at September 30, 2007:

	RSU’s	RSU’s	Weighted
			Average Fair
	Granted	Vested	Value at Grant
			Date
Outstanding at April 1, 2006	—	—	—
Issued April 18, 2006	8,000	8,000	Cdn$1.63
Issued December 12, 2006	15,000	15,000	Cdn$0.84
Issued January 10, 2007	616,250	247,500	Cdn$0.82
Issued September 6, 2007	112,500	—	Cdn$0.77
Outstanding at September 30, 2007	751,750	270,500	$1.02*

* Based on the September 30, 2007 exchange rate of Cdn$1 equals US$1.0052

134

8. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at their exchange amount as determined by management. All material transactions and balances with related parties not disclosed elsewhere are described below:

During the three months ended September 30, 2007, the Company paid consulting fees to a non-independent director in the amount of $30,025 [September 30, 2006 - $90,882] for services rendered on the exploration of the Borealis property.

9. OTHER ASSETS

	September 30,	March 31,
	2007	2007
	$ $
Reclamation bond & deposits	189,459	134,759
Non-compete agreement	70,908	—
Accumulated Amortization	(1,609)	—
	258,758	134,759

During the six months ended September 30, 2007, the Company increased the amount of their performance bond from $113,759 to $168,459 by purchasing a further performance bond totaling $54,700 from an insurance company. The total bond purchase is in support of the potential future obligations the Company may incur under a Plan of Operation for exploration within the brown-field area of the Borealis property filed with the U.S. Forest Service. The Company also holds a deposit with the Bureau of Land Management

("BLM") for $21,000 (March 31, 2007 - $21,000), which supports its potential future obligations for reclamation during the Company’s exploration activities within the BLM area. At September 30, 2007, the Company has recorded an estimated reclamation liability of $5,600 (June 30, 2006 – $7,000) representing future obligations related to its drilling activities completed to September 30, 2007.

As part of the acquisition of Nevada Eagle (footnote 3), the primary interest holder entered into a non-compete agreement. The non-compete agreement is being amortized over 5 years.

10. COMMITMENTS & CONTINGENCIES

[a]

A portion of the Borealis Property is subject to a mining lease. The Company is required to make monthly lease payments of $9,094, adjusted annually based on the Consumer Price Index, for the duration of the lease term. In addition, production of precious metals from the Borealis Property will be subject to the payment of a royalty under the terms of the mining lease. The mining lease expires in 2009, but may be renewed by the Company annually thereafter, so long as mining related activity continues on the Borealis Property. The Company has the option to terminate the mining lease at any time prior to expiry in 2009.

[b]

The Company rents office space in Vancouver, BC for a 3 year term. The following are rental lease commitments in relation to the office lease:

$

2008	20,238
2009	16,940

[c]

In September 2007, the Company entered into a Transition Agreement with an individual under which, the individual will cease to be an employee and will continue as a director of the Company. The agreement requires the Company to pay $12,500 per month, for 18 months beginning October 2007, and the individual was granted 112,500 Restricted Stock Units the will vest at 37,500 each on April 1, 2009, July 1, 2009 and October 1, 2009. The agreement provides for certain incidental expenses for 18 months beginning October 2007. The Company recorded a charge to expense of $322,464 during the quarter ended September 30, 2007 to accrue the cost of the agreement.

[d]

Nevada Eagle holds approximately 28 exploration properties that are not leased out. Annual claim fees to hold these properties are approximately $50,000.

135

11. CAPITAL LEASE

The Company leases two trucks that are both accounted for as capital leases, with the present value of the required lease payments recorded as a liability and an asset at inception and thereafter lease payments reduce the liability and result in interest expense and the asset is depreciated. The actual combined lease payments are $2,371 per month with a residual payment of $12,000 due October 2007 and $13,854 due May 2008.

The present value of required payments during each fiscal year:

		$

2008		21,307
2009		17,308

12. CONVERTIBLE PROMISSORY NOTE

Convertible promissory note, with a face value of	September 30,	March 31,
$5,000,000 due March 30, 2010 unsecured, bearing	2007	2007
interest at 5%. Interest is payable each January 1st
st	$ $
and June 1 . Discount accretion for the period from
August 21, 2007 (date of issue) to September 30,	4,300,726	0
2007, totalled $28,377.

Gryphon Gold issued a Convertible Promissory Note to the former owner of Nevada Eagle with a face amount of $5,000,000, due March 30, 2010, bearing interest at 5% per annum, payable on January 1 and June 1 of each year. The note is convertible at the holder’s option into shares for the first 12 months after closing at a conversion price of $1 per common share; for the next 12 months at $1.25 per common share; for the period 24 months from closing to March 29, 2010 at $1.50 per common share and on March 30, 2010 at $1.75 per common share. The conversion rate is subject to certain anti-dilution adjustments and is also subject to adjustment on payment of cash dividends by Gryphon Gold. Upon an event of default, which includes amongst other things a change in control of Gryphon Gold, the holder may demand repayment of the principal amount of the debenture or exercise the conversion feature for a fixed number of shares. After an event of default, the interest rate on the convertible debenture increases to 9%. The change in control in an event of default is considered an embedded derivative however its issue date fair value is not considered to be significant, nor is it considered to be significant at September 30, 2007. The conversion feature does not require bifurcation in the financial statements because it is not a beneficial conversion feature and a cash payment is not required if common shares issued at time of conversion are never successfully registered. The Convertible Promissory Note, including the conversion feature and change in control event of default embedded derivative, has been recorded at its estimated issue date fair value of $4,272,359 in the unaudited consolidated balance sheet. Interest and discount accretion of $30,176 and $28,367, respectively for the period of August 21, 2007 to September 30, 2007, has been recorded as interest expense in the unaudited consolidated income statements. The former owner of Nevada Eagle is also an employee of the Company (see note 3).

13. SUBSEQUENT EVENTS

On October 11, 2007, the Company granted 47,000 options to a consulting Company at a price of Cdn$0.88 per common share that vest on November 10, 2007.

On October 10, 2007, 6,250 RSU’s vested for each of three directors and common shares were issued.

136

Combined Financial Statements

Nevada Eagle Resources December 31, 2006 and 2005 (Stated in U.S. dollars)

137

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of

Nevada Eagle Resources

We have audited the accompanying combined balance sheets of Nevada Eagle Resources as of December 31, 2006 and 2005 and the related combined statements of operations, owner’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Nevada Eagle Resources at December 31, 2006 and 2005, and the combined results of its operations, owner’s equity and cash flows for each of the years in the two year period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

Vancouver, October 11, 2007	Canada,/s/ Ernst & Young LLP Chartered Accountants 138

Nevada Eagle Resources

COMBINED BALANCE SHEETS (Stated in U.S. dollars)

As at December 31

2006

2005

	$ $

ASSETS
Current
Cash	181,055	89,119
Accounts receivable	55,000	36,500
Held for trading securities	404,450	443,134
Total current assets	640,505	568,753

Fixed assets, net of accumulated depreciation of $22,431
and $13,668, respectively	25,730	34,493
Mineral property costs	57,420	90,386

Total assets	723,655	693,632

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable and accrued liabilities	2,441	2,225
Total current liabilities	2,441	2,225
Total owner’s equity	721,214	691,407
Total liabilities and owner’s equity	723,655	693,632

See accompanying notes

139

Nevada Eagle Resources

COMBINED STATEMENTS OF OPERATIONS
(Stated in U.S. dollars)

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$ $

REVENUES	1,002,140	561,127

EXPENSES
Mineral claim maintenance	68,233	38,993
Depreciation	8,763	8,764
General and administrative	24,234	22,894
Travel and accommodation	17,277	11,906
Realized (gain) loss on sale of securities	(58,492)	797
Interest income	(1,945)	(664)

Unrealized (gain) loss on securities	98,372	(114,669)

Total expenses	156,442	(31,979)
Net and comprehensive income for the period	845,698	593,106

See accompanying notes

140

Nevada Eagle Resources

COMBINED STATEMENTS OF

OWNER’S EQUITY (Stated in U.S. dollars)

Balance, December 31,	523,749
2004

Net income for the year ended

December 31, 2005	593,106
Owner contributions	-
Owner draws	(425,448)
Balance, December 31,	691,407
2005
Net income for the year
ended
December 31, 2006	845,698
Owner contributions	261,184
Owner draws	(1,077,075)
Balance December, 31,	721,214
2006
See accompanying notes

Nevada Eagle Resources

COMBINED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollars)

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$ $

OPERATING ACTIVITIES
Net income for the year	845,698	593,106
Items not involving cash:
Depreciation	8,763	8,764
Gain on sale of securities	(58,492)	797
Unrealized (gain) loss on held for trading securities	98,372	(114,669)
Held for trading securities	(502,588)	(293,789)
Changes in non-cash working capital items:
Amounts receivable	(18,500)	(36,500)
Accrued liabilities	216	(6,128)
Deferred revenue	-	(50,000)

Cash provided by operating activities	373,469	101,581

INVESTING ACTIVITIES
Purchase of fixed assets	-	(2,471)
Mineral property acquisition outlay	(27,332)	(50,627)
Mineral property cost recovered	60,298	120,362
Proceeds from sale of held for trading securities	501,392	83,745

Cash provided by investing activities	534,358	151,009

FINANCING ACTIVITIES
Contributions	261,184	-
Draws	(1,077,075)	(425,448)
Note receivable	-	50,000

Cash used in financing activities	(815,891)	(375,448)

Decrease in cash during the year	91,936	(122,858)

Cash, beginning of year	89,119	211,977

Cash, end of year	181,055	89,119

See accompanying notes

142

Nevada Eagle Resources

NOTES TO COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars)

December 31, 2006 1. NATURE OF OPERATIONS

Nevada Eagle Resources LLC is a single member limited liability company ("the LLC") with a perpetual life, formed in the State of Nevada on December 30, 2003. The LLC obtains mineral claims and leases or options the development rights to third parties who are in the business of exploring the properties. The properties are located in Nevada, California and Northern Utah. The single member of the limited liability company also maintains ownership of certain additional mineral claims. All mineral property activity under the control of the member was acquired by Gryphon Gold Corporation on August 21, 2007. These mineral activities have been combined in these financial statements and include:

Nevada Eagle Resources, LLC Monitor Property Bald Peak Property Star City Property Wheeler Peak Property

These mineral property activities are collectively referred to as Nevada Eagle Resources or the Company.

Nevada Eagle Resources has no employees. Services provided by the owner were without compensation. Drawings by the owner from Nevada Eagle Resources are presented within equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These combined financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements as well as the reported amounts of expenses incurred during the period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and the calculation of fair values of Held for trading securities. Actual results could differ from those estimates.

Revenue recognition

Mineral lease rentals or option payments are treated as reductions of the cost of the property as these arrangements represent farmouts where the payor is accumulating an interest in the mineral property; payments in excess of capitalized costs are recognized in income. Some agreements provide for payments in the form of stock and other equity instruments as well as cash payments. Stock and other equity instruments are recognized based on their fair market value at the time of receipt. Fluctuations incurred during the holding period are accounted for as gains or losses from held for trading securities. The leases provide for the receipt of royalty payments upon production of the property. Royalty payments will be recognized in the period in which production occurs. There are no properties in the production stage at this time.

143

Nevada Eagle Resources

NOTES TO COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars)

December 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.) Mineral property acquisition costs

Mineral properties represent mineral claims held by Nevada Eagle Resources. The costs of acquiring mineral properties are capitalized. If it is determined that the mineral property has no future economic value or the properties are sold or abandoned the carrying value will be expensed at that time. Cost is equal to the consideration paid for the acquisition of mineral properties. The capitalized amounts may be written down if potential future net cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each mineral property interest annually, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded at the time in which the property is considered impaired based on the discounted amount of future net cash flows.

Marketable equity securities

Held for trading securities consist of marketable equity securities. Held for trading securities are stated at fair value, and unrealized holding gains and losses are reported in net income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable is stated at the estimated realizable value. No allowance for uncollectible accounts has been provided as management has determined that the accounts receivable balance is collectible.

Equipment and depreciation

Equipment is stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments in excess of $1,000 are capitalized.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line method. The estimated useful lives used for calculating depreciation for equipment classifications are as follows:

Life
Vehicles		5 Years
Computer equipment		5 Years
Furniture and fixtures		7 Years

144

Nevada Eagle Resources

NOTES TO COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars)

December 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.) Income taxes

The Company does not incur federal or state income taxes; instead, LLC earnings are included in the member’s income tax returns and taxed depending on the member’s tax situation. Activity related to the claims held directly by the owner is also included in the owner’s personal income tax return. Accordingly, these combined financial statements do not reflect a provision for income taxes.

3. CASH

As of December 31, 2006 and 2005, cash and cash equivalents was equal to $181,055 and $89,119, respectively. The Company maintains a business checking account with one financial institution located in Reno, Nevada and a cash account is maintained at a securities brokerage company located in Vancouver, British Columbia. The balance in the checking account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 and the balance held by the securities broker is insured by the Securities Insurance Protection Corporation (SIPC) for up to $100,000. The Company’s uninsured balance as of December 31, 2006 and 2005 totaled $81,281 and $0, respectively.

4. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost as of December 31, 2006 and 2005 consisted of the following:

	2006	2005

Vehicles	$ 43,286	$ 43,286
Computer equipment	2,472	2,472
Furniture and fixtures	2,403	2,403

	48,161	48,161
Less: accumulated depreciation	(22,431)	(13,668)

	$ 25,730	$ 34,493

Depreciation expense for the years ended December 31, 2006 and 2005 was $8,763 and $8,764, respectively.

145

Nevada Eagle Resources

NOTES TO COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars)

December 31, 2006

5. MINERAL PROPERTY COSTS

The Company holds interests in 49 properties. 26 of those properties have been leased or optioned out to third parties.

Total
$

Mineral property costs, December 31, 2004	160,121
Acquisitions during the year	50,627
Costs recovered during the year	(120,362)
Mineral property costs, December 31, 2005	90,386
Acquisitions during the year	27,332
Costs recovered during the year	(60,298)
Mineral property costs, December 31, 2006	57,420

6. SUBSEQUENT EVENTS

The Company began a business sale negotiation with Gryphon Gold Corporation during March of 2007. All of the mineral property activities of Nevada Eagle Resources were acquired by Gryphon Gold Corporation on August 21, 2007. The prior owner of Nevada Eagle Resources became an employee of Gryphon Gold Corporation.

146

Unaudited Interim Combined Financial Statements
Nevada Eagle Resources
June 30, 2007
(Stated in U.S. dollars)
(unaudited)

147

Nevada Eagle Resources

INTERIM COMBINED BALANCE SHEETS
(Stated in U.S. Dollars)
(unaudited)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2007	2007	2006
	$ $		$

ASSETS
Current
Cash	28,495	90,823	181,055
Accounts receivable	-	55,000	55,000
Held for trading securities	477,315	378,024	404,450

Total current assets	505,810	523,847	640,505
Fixed assets, net	21,224	23,477	25,730
Mineral property costs	39,366	42,751	57,420

Total assets	566,400	590,075	723,655

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable and accrued liabilities	12,896	1,754	2,441

Total current liabilities	12,896	1,754	2,441

Total owner’s equity	553,504	588,321	721,214

Total liabilities and owner’s equity	566,400	590,075	723,655

See accompanying notes.

148

Nevada Eagle Resources

INTERIM COMBINED STATEMENT OF OPERATIONS
(Stated in U.S. Dollars)
(unaudited)

					For the	For the
	For the six	For the six	For the	For the	quarter	quarter
	month	month	quarter	quarter	ended	ended
	period	period	ended	ended	March 31, March 31,
	ended	ended
	June 30,	June 30, 2006June 30,		June 30,	2007	2006
	2007	2007		2006
	$ $		$ $		$ $

REVENUES	442,696	766,107	189,865	264,271	252,831	501,836

EXPENSES
Mineral claim maintenance	1,733	5,331	847	2,833	886	2,498
Depreciation	4,506	4,382	2,253	2,191	2,253	2,191
General and administrative	9,500	3,126	5,259	1,933	4,241	1,193
Travel and accommodation	3,737	3,755	2,311	2,796	1,426	959
Realized (gain) loss on sale of
securities	9,075	(10,108)	—	(57,979)	9,075	47,871
Interest income	(192)	(1,590)	(119)	(739)	(73)	(851)
Unrealized (gain) loss on
securities	385	84,827	(20,541)	145,172	20,926	(60,345)

Total expenses	28,744	89,723	(9,990)	96,207	38,734	(6,484)

Net and comprehensive
income for the period	413,952	676,384	199,855	168,064	214,097	508,320

See accompanying notes.

149

Nevada Eagle Resources

INTERIM COMBINED STATEMENTS OF OWNER'S EQUITY (Stated in U.S. Dollars) (unaudited)

Balance, December 31, 2006	721,214

Net income for the quarter	214,097
ended March 31, 2007

Owner contributions	7,944
Owner draws	(354,934)
Balance, March 31, 2007	588,321
Net income for the quarter	199,855
ended June 30, 2007
Owner contributions	4,083
Owner draws	(238,755)
Balance, June 30, 2007	553,504

See accompanying notes.

150

Nevada Eagle Resources

INTERIM COMBINED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

(unaudited)

					For the	For the
	For the six	For the six			quarter	quarter
	month	month	For the	For the	ended	ended
	period	period	quarter	quarter	March 31, March 31,
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,	2007	2006
	2007	2006	2007	2006
	$ $		$ $		$ $
OPERATING
ACTIVITIES
Net income for the period	413,952	676,384	199,855	168,064	214,097	508,320
Items not involving cash:
Depreciation	4,506	4,382	2,253	2,191	2,253	2,191
Gain on sale of securities	9,075	(10,108)	—	(57,979)	9,075	47,871
Unrealized (gain) loss
on held for trading securities	385	84,827	(20,541)	145,172	20,926	(60,345)
Held for trading securities	(132,750)	(411,938)	(78,750)	(147,625)	(54,000)	(264,313)
Changes in non-cash working
capital items:
Amounts receivable	55,000	5,000	55,000	—	—	5,000
Accrued liabilities	10,455	(2,225)	11,142	—	(687)	(2,225)
Cash provided by operating

activities	360,623	346,322	168,959	109,823	191,664	236,499
INVESTING ACTIVITIES
Purchase of fixed assets	—	—	—	—	—	—
Mineral property acquisition
outlay	—	(4,316)	—	(4,316)	—	—
Mineral property cost	18,054	31,374	3,385	26,374	14,669	5,000
recovered
Proceeds from sale of held for
trading securities	50,425	335,308	—	92,979	50,425	242,329
Cash provided by investing
activities	68,479	362,366	3,385	115,037	65,094	247,329

FINANCING ACTIVITIES
Contributions	12,027	—	4,083	—	7,944	—
Draws	(593,689)	(446,320)	(238,755)	(208,062)	(354,934)	(238,258)
Cash used in financing
activities	(581,662)	(446,320)	(234,672)	(208,062)	(346,990)	(238,258)
Decrease in cash during the
period	(152,560)	262,368	(62,328)	16,798	(90,232)	245,570
Cash, beginning of period	181,055	89,119	90,823	334,689	181,055	89,119
Cash, end of period	28,495	351,487	28,495	351,487	90,823	334,689

See accompanying notes.

151

Nevada Eagle Resources

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars) (unaudited)

June 30, 2007 1. NATURE OF OPERATIONS

Nevada Eagle Resources LLC is a single member limited liability company ("the LLC") with a perpetual life, formed the State of Nevada on December 30, 2003. The LLC obtains mineral claims and leases or options the development rights to third parties who are in the business of exploring the properties. The properties are located in Nevada, California and Northern Utah. The single member of the limited liability company also maintains ownership of certain additional mineral claims. All mineral property activity under the control of the member was acquired by Gryphon Corporation on August 21, 2007. These mineral activities have been combined in these financial statements and include:

Nevada Eagle Resources, LLC Monitor Property Bald Peak Property Star City Property Wheeler Peak Property

These mineral property activities are collectively referred to as Nevada Eagle Resources or the Company.

Nevada Eagle Resources has no employees. Services provided by the owner were without compensation. Drawings the owner from Nevada Eagle Resources are presented within equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These combined financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets liabilities as at the date of the consolidated financial statements as well as the reported amounts of expenses incurred during the period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and the calculation of fair values Held for trading securities. Actual results could differ those estimates.

Revenue recognition

Mineral lease rentals or option payments are treated as reductions of the cost of the property as these arrangements represent farmouts where the payor is accumulating an interest in the mineral property; payments in excess of capitalized costs are recognized in income. Some agreements provide for payments in the form of stock and other equity instruments as well as cash payments. Stock and other equity instruments are recognized based on their fair market value at the of receipt. Fluctuations incurred during the holding period are accounted for as gains or losses from held for trading securities. The leases provide for the receipt of royalty payments upon production of the property. Royalty payments be recognized in the period in which production occurs. There are no properties in the production stage at this time.

152

Nevada Eagle Resources

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars) (unaudited)

June 30, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.) Mineral property acquisition costs

Mineral properties represent mineral claims held by Nevada Eagle Resources. The costs of acquiring mineral properties are capitalized. If it is determined that the mineral property has no future economic value or the properties are sold or abandoned the carrying value will be expensed at that time. Cost is equal to the consideration paid for the acquisition of mineral properties. The capitalized amounts may be written down if potential future net cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each mineral property interest annually, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded at the time in which the property is considered impaired based on the discounted amount of future net cash flows.

Marketable equity securities

Held for trading securities consist of marketable equity securities. Held for trading securities are stated at fair value, and unrealized holding gains and losses are reported in net income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable is stated at the estimated realizable value. No allowance for uncollectible accounts has been provided as management has determined that the accounts receivable balance is collectible.

Equipment and depreciation

Equipment is stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments in excess of $1,000 are capitalized.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line method. The estimated useful lives used for calculating depreciation for equipment classifications are as follows:

Life
Vehicles		5 Years
Computer equipment		5 Years
Furniture and fixtures		7 Years

153

Nevada Eagle Resources

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars) (unaudited)

June 30, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.) Income taxes

The Company does not incur federal or state income taxes; instead, LLC earnings are included in the member’s income tax returns and taxed depending on the member’s tax situation. Activity related to the claims held directly by the owner is also included in the owner’s personal income tax return. Accordingly, these combined financial statements do not reflect a provision for income taxes.

3. CASH

As of June 30, 2007, March 31, 2007 and December 31, 2006, cash and cash equivalents was equal to $28,495, $90,823 and $181,055, respectively. The Company maintains a business checking account with one financial institution located in Reno, Nevada and a cash account is maintained at a securities brokerage company located in Vancouver, British Columbia. The balance in the checking account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 and the balance held by the securities broker is insured by the Securities Insurance Protection Corporation (SIPC) for up to $100,000. The Company’s bank balances were fully insured as of June 30, 2007 and March 31, 2007. The uninsured balance as of December 31, 2006 totaled $81,281.

4. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost as of June 30, 2007, March 31, 2007 and December 31, 2006 consisted of the following:

Depreciation expense for the quarters ended June 30, 2007 and March 31, 2007 was $$2,253 per quarter. Depreciation expense for the year ended December 31, 2006 was $8,763

154

Nevada Eagle Resources

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Stated in U.S. dollars) (unaudited)

June 30, 2007 5. MINERAL PROPERTY COSTS

The Company holds interests in 49 properties. 26 of those properties have been leased or optioned out to third parties.

Total
$

Mineral property costs, December 31, 2006	57,420
Acquisitions during the quarter ended March 31, 2007	-
Costs recovered during the quarter ended March 31, 2007	(14,669)
Mineral property costs, March 31, 2007	42,751
Acquisitions during the quarter ended June 30, 2007	-
Costs recovered during the quarter ended June 30, 2007	(3,385)
Mineral property costs, June 30, 2007	39,366

6. SUBSEQUENT EVENTS

The Company began a business sale negotiation with Gryphon Gold Corporation during March of 2007. All of the mineral property activities of Nevada Eagle Resources were acquired by Gryphon Gold Corporation on August 21, 2007. The prior owner of Nevada Eagle Resources became an employee of Gryphon Gold Corporation.

155

Consolidated Pro Forma Financial Statements

Gryphon Gold Corporation

(Stated in U.S. dollars) (unaudited)

156

GRYPHON GOLD CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2007
(expressed in United States dollars)

Gryphon Gold
		Pro Forma		Corporation
Gryphon	Nevada Eagle	Adjustments		Pro Forma
Gold
Corporation	Resources	Total	Note	Consolidated
$ $		$ Reference		$

Current assets

Cash	4,982,886	90,823	(3,055,350)	3a, 3b, 3c, 3d	2,018,359
Accounts receivable	87,252	55,000	(55,000)		87,252
Prepaid expenses	237,413	—	—		237,413
Held for trading	—	378,024	(378,024)	3e	—
securities

Total current assets	5,307,551	523,847	(3,488,374)	3e	2,343,024

Deferred acquisition costs	103,813	—	(103,813)	3k	—
Reclamation deposit	144,459	—	—		144,459
Fixed assets	163,345	23,477	(23,477)	3f	163,345
Intangible assets	—	—	70,908	3g	70,908
Mineral property costs	1,920,371	42,751	10,676,458	3h	12,639,580

Total assets	7,639,539	590,075	7,131,702		15,361,316

Current liabilities
Accounts payable and	807,684	1,754	(1,754)	3i	807,684
accrued liabilities
Current portion of	—	—	—	3b	—
capital lease payable
Note payable	—	—	4,272,359	3b	4,272,359
Interest payable	—	—	—		—

Total current liabilties	807,684	1,754	4,270,605		5,080,043
Capital lease payable, net
of current
portion	44,532	—	—		44,532

Total liabilities	852,216	1,754	4,270,605		5,124,575

Common stock	47,522	—	4,500	3j	52,022
Additional paid-in capital	26,947,176	—	3,444,918	3j	30,392,094
Deficit/equity	(20,207,375)	588,321	(588,321)	3d	(20,207,375)

Total equity	6,787,323	588,321	2,861,097		10,236,741

Total liabilities and	7,639,539	590,075	7,131,702		15,361,316
equity

See accompanying notes

157

GRYPHON GOLD CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

For the three months ended June 30, 2007
(expressed in United States dollars)

					Gryphon Gold
			Pro Forma		Corporation
	Gryphon Gold Nevada Eagle		Adjustments		Pro Forma
	Corporation	Resources	Total	Note	Consolidated
	$ $		$ References		$
REVENUE	—	252,831	(239,906)	3h	12,925

EXPENSES
Exploration	1,478,472	—	—		1,478,472
Management salaries	438,363	—	43,750	3c	482,113
and consulting fees
Mineral claim	—	886	—		886
maintenance
Depreciation and	13,847	2,253	1,292	3f	17,392
amortization
General and	242,861	2,407	13,750	3c	259,018
administrative
Legal and audit	71,297	1,834	7,500	3c	80,631
Travel and	52,652	1,426	—		54,078
accommodation
Realized (gain) loss on	—	9,075	(3,727)	3e	5,348
sale of securities
Loss on disposal of	—	—	—		—
equipment
Foreign exchange	3,200	—	—		3,200
(gain) loss
Interest expense	—	—	131,140	3b	131,140
Interest income	(74,139)	(73)	—		(74,212)
Unrealized (gain) loss	—	20,926	(8,951)	3e	11,975
on securities

Total expenses	2,226,553	38,734	184,754		2,450,041

Net and comprehensive	(2,226,553)	214,097	(424,660)		(2,437,116)
income for the period

Basic and diluted loss	$(0.05)				$(0.05)
per share

Basic and diluted
weighted average
number
of common shares	47,485,585		4,500,000	3j	51,985,585
outstanding

See Accompanying Notes

GRYPHON GOLD CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

For the year ended March 31, 2007 (expressed in United States dollars)

					Gryphon Gold
			Pro Forma		Corporation
	Gryphon Gold Nevada Eagle		Adjustments		Pro Forma
	Corporation	Resources	Total	Note	Consolidated
	$ $		$ References		$
REVENUE	—	1,002,140	(982,140)	3h	20,000
EXPENSES
Exploration	4,819,692	—	—		4,819,692
Management salaries	2,632,794	—	175,000	3c	2,807,794
and consulting fees
Mineral claim	—	68,233	—		68,233
maintenance
Depreciation and	53,368	8,763	5,419	3f	67,550
amortization
General and	890,596	24,234	55,000	3c	969,830
administrative
Legal and audit	330,005	—	30,000	3c	360,005
Travel and	325,024	17,277	—		342,301
accommodation
Realized (gain) loss on	—	(58,492)	9,668	3e	(48,824)
sale of securities
Loss on disposal of	19,722	—	—		19,722
equipment
Foreign exchange	(11,335)	—	—		(11,335)
(gain) loss
Interest expense	—	—	515,823	3b	515,823
Interest income	(322,725)	(1,945)	—		(324,670)
Unrealized (gain) loss	—	98,372	(18,610)	3e	79,762
on securities

Total expenses	8,737,141	156,442	772,300		9,665,883

Net and comprehensive	(8,737,141)	845,698	(1,754,440)		(9,645,883)
income for the period

Basic and diluted loss	$(0.21)				$(0.21)
per share

Basic and diluted
weighted average
number
of common shares	41,242,535		4,500,000	3j	45,742,535
outstanding

See Accompanying Notes

159

Gryphon Gold Corporation

     NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements of Gryphon Gold Corporation ("Gryphon Gold" or the "Company"), a TSX listed Company, have been prepared for illustrative purposes only, to show the effect of the Membership Interest Purchase Agreement dated as of August 21, 2007 between Gryphon Gold and Gerald and Fabiola Baughman whereby Gryphon Gold acquired 100% of the members interests in Nevada Eagle Resources LLC, a Nevada limited liability company, as well as certain other mineral claims owned by the Baughman’s (the "Transaction"). Nevada Eagle Resources LLC and the other mineral claims acquired are collectively referred to herein as Nevada Eagle.

These financial statements have been prepared by Gryphon Gold management. The unaudited pro forma consolidated financial statements are presented in conformity with United States generally accepted accounting principles. The pro forma consolidated income statement for the three month period ended June 30, 2007 combines the three month period ended June 30, 2007 for Gryphon Gold and the three month period ended March 31, 2007 for Nevada Eagle, representing the first quarter of each entity’s fiscal year. The pro forma consolidated income statement for the twelve month period ended March 31, 2007 combines the year ended March 31, 2007 for Gryphon Gold and December 31, 2006 for Nevada Eagle, the last fiscal year for each entity. The pro forma consolidated balance sheet as at June 30, 2007 combines the June 30, 2007 consolidated balance sheet of Gryphon Gold and the March 31, 2007 balance sheet of Nevada Eagle.

The unaudited pro forma consolidated income statements have been prepared as if the Transaction was completed and became effective as of April 1, 2006. The unaudited pro forma consolidated balance sheet has been prepared as if the Transaction was completed as at June 30, 2007. Under the Transaction, Gryphon Gold acquired all the shares of Nevada Eagle Resources LLC and all the rights and interests in certain other mineral claims including all exploration properties and lease agreements. Consideration paid by Gryphon Gold at closing was 4,500,000 shares of common stock of Gryphon Gold, a 5% $5,000,000 convertible note due March 30, 2010, and cash of $2,500,000. Assets and liabilities other than the exploration properties were distributed to the owners of Nevada Eagle immediately prior to closing. At closing, Gerald Baughman, the principal interest holder of Nevada Eagle, became an employee of Gryphon Gold and entered into a lock up agreement covering the common shares and eligible shares under the convertible note, and entered into a non-compete agreement.

The accounting policies used in the preparation of these statements are consistent with Gryphon Gold’s accounting policies. The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Gryphon Gold which would have actually resulted had the Transaction been effected on the dates indicated.

The unaudited pro forma consolidated financial statements have been derived from and should be read in conjunction with the audited financial statements of Gryphon Gold for the year ended March 31, 2007 and the unaudited interim financial statements of Gryphon Gold for the three month period ended June 30, 2007 as well as the audited financial statements of Nevada Eagle Resources for the year ended December 31,

2007 and the unaudited interim financial statements of Nevada Eagle Resources for the three month period ended March 31, 2007.

160

NOTE 2 - BUSINESS ACQUISITION

In the preparation of these unaudited pro forma consolidated financial statements, the purchase price consideration has been allocated on a preliminary basis to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all relevant information available at the time these unaudited pro forma consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to the fair values of assets and liabilities acquired prior to finalizing the purchase price allocation. The actual purchase price allocation will be based on the fair values of assets and liabilities acquired as of the August 21, 2007 closing date and may differ from that presented in these pro forma consolidated financial statements.

The purchase price has been determined by reference to the fair value of the cash, stock and convertible debt consideration given up by Gryphon Gold. The preliminary allocation of the purchase price paid to the fair values of the assets and liabilities acquired is summarized in the table below:

Purchase Price Paid
Cash	$ 2,500,000
Stock	3,449,418
Convertible note payable	4,272,359
Legal, consulting and accounting	518,585
fees
Claim fees	49,755
Total	$ 10,790,117
Net Assets Acquired
Non-compete agreement	$ 70,908
Properties	10,719,209
Total	$ 10,790,117

161

NOTE 3 - PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following assumptions and adjustments have been made to the unaudited pro forma consolidated financial statements of Gryphon Gold in each of the periods presented to reflect the Transaction:

a.)

A cash payment of $2,500,000 by Gryphon Gold to the owner of Nevada Eagle upon closing has been recorded in the unaudited pro forma consolidated balance sheet as at June 30, 2007.

b.)

In addition to the initial cash payment of $2,500,000, Gryphon Gold issued a Convertible Note payable to the owner of Nevada Eagle in the amount of $5,000,000, due March 30, 2010, bearing interest at 5% per annum, payable on January 1 and June 1 of each year. The note is convertible at the holder’s option into shares for the first 12 months after closing at a conversion price of $1 per common share; for the next 12 months at $1.25 per common share; for the period 24 months from closing to March 29, 2010 at $1.50 per share and on March 30, 2010 at $1.75 per share. The conversion rate is subject to certain anti-dilution adjustments and is also subject to adjustment on payment of cash dividends by Gryphon Gold. Upon an event of default, which includes amongst other things a change in control of Gryphon Gold, the holder may demand repayment of the principal amount of the debenture or exercise the conversion feature for a fixed number of shares. After an event of default, the interest rate on the convertible debenture increases to 9%. The change in control event ofdefault is considered an embedded derivative however its issue date fair value is not considered to be significant. The conversion feature does not require bifurcation as it is not a beneficial conversion feature and, although it is not considered conventional convertible debt under EITF 05-2, the application of EITF 00-19 to the conversion feature does not necessitate bifurcation. The Convertible Note payable, including the conversion feature and change in control event of default embedded derivative, has been recorded at its estimated issue date fair value of $4,272,359 in the pro forma consolidated balance sheet. Interest and discount accretion of $515,823 and $131,140 for the twelve months ended March 31, 2007 and three months ended June 30, 2007, respectively, has been recorded as interest expense in the pro forma consolidated income statements.

c.)

The unaudited pro forma consolidated financial statements include estimated costs incurred by Gryphon Gold in order to maintain and run the operations of Nevada Eagle. These costs include an increase to management salaries and consulting fees as the previous principal interest holder of Nevada Eagle became an employee of Gryphon Gold. The salaries adjustment of $175,000 per annum is based on the employment agreement that was a condition precedent to the completion of the Transaction. The remaining adjustments totaling $85,000 per annum pertain to various overhead items including rent expense for an office to be based in Reno, Nevada as well as increases to legal and accounting fees for purposes of contract review, and increased annual reporting requirements.

d.)

The net equity of Nevada Eagle has been eliminated in the pro forma consolidated balance sheet as a result of the application of purchase accounting. The cash balance of Nevada Eagle was distributed to the interest holders of Nevada Eagle prior to closing. As a result, the Nevada Eagle cash balance has been removed in the pro forma consolidated balance sheet.

e.)

Held for trading securities owned by Nevada Eagle were distributed to the owner prior to closing. As a result, the Nevada Eagle held for trading securities balance has been removed in the pro forma consolidated balance sheet.

162

NOTE 3 - PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd)

f.)

Equipment consisting of a vehicle and general office equipment were distributed to the owners of Nevada Eagle immediately prior to closing. As a result, the Nevada Eagle fixed asset balance has been removed in the pro forma consolidated balance sheet. Similarly, fixed asset depreciation has been removed from the pro forma consolidated income statements.

g.)

Of the total purchase price, $70,908 was allocated to a Non-competition Agreement entered into at closing of the transaction which is being amortized over five years.

h.)

The mineral property claims value has been adjusted to the purchase price allocation amount of $10,719,209 based on its fair value. Subsequent mineral lease rentals and option payments reduce the carrying value of the specific mineral property claims until the value is reduced to zero, and thereafter further receipts are recorded as revenue. The cost reduction approach applies as the payors accumulate interests in the mineral claims as payments are made.

i.)

The outstanding accounts payable balance of Nevada Eagle on the closing date remains a liability of the vendors and was not acquired by Gryphon Gold.

j.)

The purchase price included 4,500,000 shares of common stock of Gryphon Gold which were valued at $3,449,418 based on closing price of Gryphon Gold shares on the date of announcement of the Transaction.

k.)

Gryphon Gold incurred due diligence, legal and certain other costs totaling $103,813 associated with the Transaction in the first quarter of 2007. These expenses were deferred by Gryphon Gold pending the closing of the Transaction and have been included in the purchase price allocated to the net assets acquired. The remaining transaction costs, including claim fees paid on behalf of Nevada Eagle of $464,527 are reflected as a reduction from cash in the pro forma consolidated balance sheet.

l.)

To the extent any income is generated for tax purposes by the acquired assets such income is expected to be offset for tax purposes by ongoing exploration expenditures to be incurred by Gryphon Gold. To the extent the acquired assets generate loss carryforward benefits, such amounts are not considered more likely than not to be realized. As a result, no tax expense or recovery has been recorded in the pro forma consolidated statements of income.

163

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

FINANCIAL DISCLOSURE

None.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our shares of common stock will be Computershare Trust Company~~,~~ , Inc. at its offices in Vancouver, Canada.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for Gryphon Gold Corporation by Woodburn and Wedge LLP.

~~WHERE YOU CAN FIND MORE INFORMATION~~

~~We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.~~

~~________________~~

~~107~~

~~DEFINITIONS~~

~~Following are definitions of certain technical terms used in this prospectus.~~

~~Au. The chemical symbol for gold.~~

     ~~Aeromagnetic. Detection of changes in the Earth’s magnetic field with survey instruments mounted in an aircraft. Provides an interpretation of subsurface geology and indications of the presence of certain mineral assemblages which may indicate traces of hydrothermal activity.~~

     ~~Alluvium/ alluvial. Unconsolidated, to loosely consolidated, gravel, silt, sand, clay, etc. deposited in valleys, usually by water.~~

     ~~Andesite. Igneous (formed from molten material) rock that solidified at the Earth’s surface and is principally composed of plagioclase feldspar, biotite, and hornblende.~~

~~Andesite flow. A lava flow composed of andesite.~~

     ~~Anomaly. Geophysical or geochemical measurements that are outside of the normal, or average, range of values.~~

     ~~Argillization. The conversion of minerals to clay by either hydrothermal alteration, or during the weathering process.~~

     ~~Assay. To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.~~

     ~~Assay Ton. A weight of 29.166+ g, used in assaying to represent proportionately the assay value of an ore. Because it bears the same ratio to 1 mg that a ton of 2,000 lb bears to the troy ounce, the weight in milligrams of precious metal obtained from an assay ton of ore equals the number of ounces to the ton.~~

     ~~Basin and Range. The geologic province centered on Nevada consisting of northerly striking mountain ranges and intervening valleys.~~

     ~~Breccia. A rock made of fragments of one or more rock types that has formed as a result of movement along faults, or the activity of fluids that may carry mineralization.~~

~~Chalcedonic. Extremely fine-grained quartz.~~

     ~~Chargeability. A geophysical measurement of how much electricity can be stored in the ground that is commonly used to development an estimate of the abundance of metallic sulfide minerals below the surface.~~

     ~~Cretaceous. The geologic time that is part of the Mesozoic era covering the period from 144 to 66 million years ago.~~

     ~~Crushed and Agglomerated Ore. That material which has been reduced in size mechanically by crushing, (and which may as a result contain a significant portion of very fine particles) which is then, with the aid of a binding agent such as cement, reconstituted into larger particles and subsequently leached in a heap. The agglomerated ore typically has greater strength allowing for higher stacked heaps and may allow better percolation of leach solutions if the ore has high clay or fine particle content.~~

     ~~Fault. A planar feature produced by breaking of the Earth’s crust with movement on one, or both, sides of the plane.~~

     ~~Feasibility Study. A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.~~

~~108~~

     ~~Geophysics/geophysical. Surveys that are conduced to measure the Earth’s physical properties as a means of identify areas where anomalous features may exist.~~

     ~~Gold deposit. An accumulation of gold mineralization in the Earth’s crust, with no reference to size and grade of the deposit.~~

     ~~Gold Heap-leaching. A hydrometallurgical process whereby gold is recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted cyanide solution which dissolves the gold content in the ore, collecting the gold-laden solutions, and stripping the solution of gold.~~

     ~~Granite. An igneous (formed from molten material) rock that solidified within the Earth’s crust and is principally composed of quartz, feldspar, and biotite.~~

     ~~Hydrothermal. Hot water that originates within the Earth’s crust and ascend toward the surface. This water is commonly associated with the formation of mineral deposits and hot springs.~~

     ~~Hydrothermal Alteration. Changes brought about in rock by the exposure to hydrothermal solutions, or mineral laden hot water from within the Earth’s crust.~~

     ~~Induced Polarization/ IP. A geophysical survey technique that measures the passage of electrical current sent into the ground (see chargeability).~~

~~Lahar. A mudflow composed principally of volcanic material.~~

~~Lithology/lithologic. A general term used to define specific types of rocks.~~

     ~~Leach. The dissolution of soluble constituents from a rock or orebody by the natural or artificial action of percolating solutions.~~

~~Ma. In geological terms, a million years.~~

     ~~Marcasite. A yellow iron sulphide mineral similar to pyrite in physical and chemical properties but which is less stable; and at Borealis is an important ore forming mineral containing gold.~~

     ~~Mesozoic. A subdivision of geologic time that covers the period from about 245 to 66 million years ago.~~

     ~~Mine. An opening or excavation in the ground for the purpose of extracting minerals; a pit or excavation from which ores or other mineral substances are taken by digging; an opening in the ground made for the purpose of taking out minerals; an excavation properly underground for digging out some usual product, such as ore, including any deposit of any material suitable for excavation and working as a placer mine; collectively, the underground passage and workings and the minerals themselves. At Borealis there is potential for both surface and underground mining operations.~~

     ~~Mineralizing/mineralized. Material added by hydrothermal solutions, principally in the formation of ore deposits. Often refers to the presence of a mineral of economic interest in a rock.~~

     ~~Miocene. This is a subdivision of geologic time that covers the period from about 5 to 24 million years ago.~~

     ~~Open Pit Mining. The process of excavating an ore body from the surface in progressively deeper layered cuts or steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.~~

~~Open Pit. A surface mine working open to daylight, such as a quarry.~~

~~109~~

     ~~OPT/opt. Abbreviation for ounces per ton, generally used in this prospectus to refer to the number of ounces of gold per ton.~~

     ~~Ore. The naturally occurring material from which a mineral or minerals of economic value can be extracted profitably or to satisfy social or political objectives. The term is generally but not always used to refer to metalliferous material, and is often modified by the names of the valuable constituent; e.g., gold ore.~~

~~Ounce or “oz.”. A unit of weight equal to 31.1 grams.~~

     ~~Oxidization/oxidized. The conversion of sulfide minerals to oxide minerals, usually through weathering at, or near, the Earth’s surface.~~

     ~~Pediment. A gravel covered bedrock surface that is along the margin of a mountain range. The bedrock surface commonly has a gentle dip into the valley, outward from the mountain range.~~

     ~~Pipe-like. Geologic masses that have two short dimensions and one long dimension, and commonly have a near vertical orientation.~~

     ~~Propylitic Alteration. A type of hydrothermal alteration that produces only a modest change in the character of the rock. This type of alteration is commonly found at the margins of mineralized areas.~~

     ~~Pyrite. A yellow iron sulphide mineral, which at Borealis is an important ore forming mineral containing gold.~~

     ~~Qualified Person. The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.~~

~~Resistivity. A measurement of conductivity of electricity through rock.~~

     ~~“RC” or Reverse Circulation. The circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air, or gas down the borehole outside the drill rods and upward inside the drill rods. Often used to describe an advanced drilling and sampling method that takes a discrete sample from a drill interval with the objective of maintaining sample integrity.~~

     ~~Reserve. Measurement of size and grade of a mineral deposit that infers parameters have been applied to assess the potential for economic development.~~

     ~~Resource. The measurement of size and grade of a mineral deposit, without any inferred economic parameters.~~

     ~~Run of Mine Ore. Material which was fragmented by blasting only, and then stacked on the heaps without being further reduced in size by crushing or other beneficiation processes.~~

~~Stratigraphic. The relationship of layered rocks to each other.~~

     ~~Sediments. Material that has been deposited on the surface of the Earth through geologic means, usually transported and deposited by water. This material may eventually be cemented into rock.~~

~~Silicification. The process by which quartz is added to rock by hydrothermal solutions.~~

     ~~Strike. The course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip.~~

~~110~~

~~Structural Zone. Area that commonly contain several faults and fractured rock.~~

~~Sulfide. Minerals that contain metals combined with sulfur.~~

     ~~TCV. Tertiary Coal Valley formation, a local sedimentary rock unit which in may areas at the Borealis Property covers rocks hosting gold mineralization.~~

     ~~Tertiary. A geologic time period ranging from approximately 66 to 26 million years before the present.~~

~~Tons. A unit of weight measurement. In this prospectus it means dry short tons (2,000 pounds).~~

     ~~Unconformable. Two groups of sedimentary rocks that are separated by a break in the depositional cycle and commonly have different orientations.~~

     ~~Unpatented mining claims. Land which has been staked and recorded in appropriate mining registries and in respect of which the owner has the right to explore for and exploit the minerals contained in such land and to conduct mining operations thereon. In this prospectus, unpatented mining claims refers to lode claims (and not placer claims).~~

     ~~Volcanic Rock. A group of igneous rocks that consolidated from molten material at the surface of the earth.~~

~~111~~

~~PROSPECTUS~~

~~GRYPHON GOLD CORPORATION~~

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

164

DEFINITIONS

Following are definitions of certain technical terms used in this prospectus.

Au. The chemical symbol for gold.

     Aeromagnetic. Detection of changes in the Earth’s magnetic field with survey instruments mounted in an aircraft. Provides an interpretation of subsurface geology and indications of the presence of certain mineral assemblages which may indicate traces of hydrothermal activity.

     Alluvium/ alluvial. Unconsolidated, to loosely consolidated, gravel, silt, sand, clay, etc. deposited in valleys, usually by water.

     Andesite. Igneous (formed from molten material) rock that solidified at the Earth’s surface and is principally composed of plagioclase feldspar, biotite, and hornblende.

Andesite flow. A lava flow composed of andesite.

     Anomaly. Geophysical or geochemical measurements that are outside of the normal, or average, range of values.

     Argillization. The conversion of minerals to clay by either hydrothermal alteration, or during the weathering process.

     Assay. To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

     Assay Ton. A weight of 29.166+ g, used in assaying to represent proportionately the assay value of an ore. Because it bears the same ratio to 1 mg that a ton of 2,000 lb bears to the troy ounce, the weight in milligrams of precious metal obtained from an assay ton of ore equals the number of ounces to the ton.

     Basin and Range. The geologic province centered on Nevada consisting of northerly striking mountain ranges and intervening valleys.

     Breccia. A rock made of fragments of one or more rock types that has formed as a result of movement along faults, or the activity of fluids that may carry mineralization.

Chalcedonic. Extremely fine-grained quartz.

     Chargeability. A geophysical measurement of how much electricity can be stored in the ground that is commonly used to development an estimate of the abundance of metallic sulfide minerals below the surface.

     Cretaceous. The geologic time that is part of the Mesozoic era covering the period from 144 to 66 million years ago.

     Crushed and Agglomerated Ore. That material which has been reduced in size mechanically by crushing, (and which may as a result contain a significant portion of very fine particles) which is then, with the aid of a binding agent such as cement, reconstituted into larger particles and subsequently leached in a heap. The agglomerated ore typically has greater strength allowing for higher stacked heaps and may allow better percolation of leach solutions if the ore has high clay or fine particle content.

     Fault. A planar feature produced by breaking of the Earth’s crust with movement on one, or both, sides of the plane.

     Feasibility Study. A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

     Geophysics/geophysical. Surveys that are conduced to measure the Earth’s physical properties as a means of identify areas where anomalous features may exist.

     Gold deposit. An accumulation of gold mineralization in the Earth’s crust, with no reference to size and grade of the deposit.

     Gold Heap-leaching. A hydrometallurgical process whereby gold is recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted cyanide solution which dissolves the gold content in the ore, collecting the gold-laden solutions, and stripping the solution of gold.

     Granite. An igneous (formed from molten material) rock that solidified within the Earth’s crust and is principally composed of quartz, feldspar, and biotite.

     Hydrothermal. Hot water that originates within the Earth’s crust and ascend toward the surface. This water is commonly associated with the formation of mineral deposits and hot springs.

     Hydrothermal Alteration. Changes brought about in rock by the exposure to hydrothermal solutions, or mineral laden hot water from within the Earth’s crust.

     Induced Polarization/ IP. A geophysical survey technique that measures the passage of electrical current sent into the ground (see chargeability).

Lahar. A mudflow composed principally of volcanic material.

Lithology/lithologic. A general term used to define specific types of rocks.

     Leach. The dissolution of soluble constituents from a rock or orebody by the natural or artificial action of percolating solutions.

Ma. In geological terms, a million years.

     Marcasite. A yellow iron sulphide mineral similar to pyrite in physical and chemical properties but which is less stable; and at Borealis is an important ore forming mineral containing gold.

     Mesozoic. A subdivision of geologic time that covers the period from about 245 to 66 million years ago.

     Mine. An opening or excavation in the ground for the purpose of extracting minerals; a pit or excavation from which ores or other mineral substances are taken by digging; an opening in the ground made for the purpose of taking out minerals; an excavation properly underground for digging out some usual product, such as ore, including any deposit of any material suitable for excavation and working as a placer mine; collectively, the underground passage and workings and the minerals themselves. At Borealis there is potential for both surface and underground mining operations.

     Mineralizing/mineralized. Material added by hydrothermal solutions, principally in the formation of ore deposits. Often refers to the presence of a mineral of economic interest in a rock.

     Miocene. This is a subdivision of geologic time that covers the period from about 5 to 24 million years ago.

     Open Pit Mining. The process of excavating an ore body from the surface in progressively deeper layered cuts or steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

Open Pit. A surface mine working open to daylight, such as a quarry.

166

     OPT/opt. Abbreviation for ounces per ton, generally used in this prospectus to refer to the number of ounces of gold per ton.

     Ore. The naturally occurring material from which a mineral or minerals of economic value can be extracted profitably or to satisfy social or political objectives. The term is generally but not always used to refer to metalliferous material, and is often modified by the names of the valuable constituent; e.g., gold ore.

Ounce or "oz.". A unit of weight equal to 31.1 grams.

     Oxidization/oxidized. The conversion of sulfide minerals to oxide minerals, usually through weathering at, or near, the Earth’s surface.

     Pediment. A gravel covered bedrock surface that is along the margin of a mountain range. The bedrock surface commonly has a gentle dip into the valley, outward from the mountain range.

     Pipe-like. Geologic masses that have two short dimensions and one long dimension, and commonly have a near vertical orientation.

     Propylitic Alteration. A type of hydrothermal alteration that produces only a modest change in the character of the rock. This type of alteration is commonly found at the margins of mineralized areas.

     Pyrite. A yellow iron sulphide mineral, which at Borealis is an important ore forming mineral containing gold.

     Qualified Person. The term "qualified person" refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Resistivity. A measurement of conductivity of electricity through rock.

     "RC" or Reverse Circulation. The circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air, or gas down the borehole outside the drill rods and upward inside the drill rods. Often used to describe an advanced drilling and sampling method that takes a discrete sample from a drill interval with the objective of maintaining sample integrity.

     Reserve. Measurement of size and grade of a mineral deposit that infers parameters have been applied to assess the potential for economic development.

     Resource. The measurement of size and grade of a mineral deposit, without any inferred economic parameters.

     Run of Mine Ore. Material which was fragmented by blasting only, and then stacked on the heaps without being further reduced in size by crushing or other beneficiation processes.

Stratigraphic. The relationship of layered rocks to each other.

     Sediments. Material that has been deposited on the surface of the Earth through geologic means, usually transported and deposited by water. This material may eventually be cemented into rock.

Silicification. The process by which quartz is added to rock by hydrothermal solutions.

     Strike. The course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip.

Structural Zone. Area that commonly contain several faults and fractured rock.

167

Sulfide. Minerals that contain metals combined with sulfur.

     TCV. Tertiary Coal Valley formation, a local sedimentary rock unit which in may areas at the Borealis

Property covers rocks hosting gold mineralization.

     Tertiary. A geologic time period ranging from approximately 66 to 26 million years before the present.

Tons. A unit of weight measurement. In this prospectus it means dry short tons (2,000 pounds).

     Unconformable. Two groups of sedimentary rocks that are separated by a break in the depositional cycle and commonly have different orientations.

     Unpatented mining claims. Land which has been staked and recorded in appropriate mining registries and in respect of which the owner has the right to explore for and exploit the minerals contained in such land and to conduct mining operations thereon. In this prospectus, unpatented mining claims refers to lode claims (and not placer claims).

     Volcanic Rock. A group of igneous rocks that consolidated from molten material at the surface of the earth.

168

PROSPECTUS

GRYPHON GOLD CORPORATION

~~6,074,600 Shares of Common Stock~~

~~July 27~~	6,074,600 Shares of Common
Stock

November 14, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24- INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Bylaws and Articles of Incorporation (the ~~“~~"Certificate of Incorporation~~”)~~") provide that we shall, to the full extent permitted by the Nevada General Business Corporation Law, as amended from time to time (the ~~“~~"Nevada Corporate Law~~”),~~"), indemnify all of our directors and officers. ~~Section~~ Section 78.7502 of the Nevada Corporate Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Under our Certificate of Incorporation, the indemnitee is presumed to be entitled to indemnification and we have the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which such offer or director actually or reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 25- OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Amount
Securities and Exchange Commission Registration
Fee	$5,313

Legal Fees and Expenses
$15,000
Accounting Fees and Expenses
$5,000
Printing and Engraving Expenses
$2,000
Miscellaneous Expenses
$1,000
Total	$28,313

ITEM 26- RECENT SALES OF UNREGISTERED SECURITIES

Since our inception we have offered and sold the following securities in unregistered transactions pursuant to exemptions under the Securities Act of 1933, as amended.

On or about ~~May~~ May 15, 2003, we issued 3,000,~~000~~ 000 shares of common stock to our founding shareholders at $0.~~10~~ 10 per share. We offered and sold shares outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On or about ~~June~~ June 15, 2003, we issued 1,885,~~000~~ 000 shares of common stock at $0.~~15~~ 15 per share to our directors. We offered and sold shares outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On or about ~~August~~ August 15, 2003, we issued 1,902,~~500~~ 500 shares of common stock at $0.~~20~~ 20 per share and 537,~~500~~ 500 shares of common stock at $0.~~225~~ 225 per share payable by installment promissory notes. We offered and sold shares outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On or about ~~September~~ September 16, 2003, we issued 270,~~000~~ 000 shares of common stock at $0.~~15~~ 15 per share to a director, 1,400,~~000~~ 000 shares of out common stock at $0.~~20~~ 20 per share, and an additional 100,~~000~~ 000 shares of our common stock at $0.~~225~~ 225 per share payable by installment promissory notes. We offered and sold shares outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On or about December 17, 2003, we issued 95,000 shares of common stock at $0.15 per share to a director, 3,663,~~500~~ 500 shares of common stock at $.~~20~~ 20 per share and 122,~~500~~ 500 shares of common stock at $0.~~225~~ 225 per share payable by installment promissory notes. We offered and sold shares outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On or about ~~March~~ March 8, 2004, we issued 1,250,~~000~~ 000 shares of common stock at $0.~~15~~ 15 per share to our directors and 150,000 shares of common stock at $0.20 per share. We offered and sold shares outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On ~~September~~ September 7, 2004, we reserved for issuance and later sold 500,~~000~~ 000 shares of common stock to Tom Sitar, our chief financial officer at $0.~~35~~ 35 per share under the terms of his employment agreement. The shares were issued in a private transaction not involving a public offering pursuant to exemptions available under ~~Section~~ Section 4(2) of the Securities Act.

On ~~September~~ September 28, 2004, we sold 778,~~500~~ 500 shares of common stock at $0.~~65~~ 65 per share and subsequently issued 389,~~250~~ 250 share purchase warrants to each purchaser exercisable to acquire one share of common stock at $0.~~90~~ 90 per share until the earlier of two years from the date of issuance or twelve months after our shares of common stock are listed for trading on a recognized exchange. We offered and sold units outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act. We offered and sold units solely to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On ~~January~~ January 26, 2005, we sold 1,410,~~077~~ 077 units at $0.~~65~~ 65 per unit. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.~~90~~ 90 per share until the earlier of two years from the date of issuance or twelve months after our shares of common stock are listed for trading on a recognized exchange. We offered and sold units outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act. We offered and sold units solely to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On ~~March~~ March 28, 2005, we sold 4,627,~~385~~ 385 units at $0.~~65~~ 65 per unit. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.~~90~~ 90 per share until the earlier of two years from the date of issuance or twelve months after our shares of common stock are listed for trading on a recognized exchange. We offered and sold units outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act. We offered and sold units to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On or about ~~March~~ March 29, 2005, we granted options exercisable to acquire 2,000,~~000~~ 000 shares of common stock at $0.~~75~~ 75 per share to officers, directors, employees and a consultant in compensatory transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 701 of the Securities Act.

On ~~April~~ April 1, 2005, we sold 1,300,~~000~~ 000 units at $0.~~65~~ 65 per unit. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.~~90~~ 90 per share until the earlier of two years from the date of issuance or twelve months after our shares of common stock are listed for trading on a recognized exchange. We offered and sold units outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act. We offered and sold units solely to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On ~~April~~ April 25, 2005, we sold 4,221,~~154~~ 154 units at $0.~~65~~ 65 per unit. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.~~90~~ 90 per share until the earlier of two years from the date of issuance or twelve months after our shares of common stock are listed for trading on a recognized exchange. We offered and sold units outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act. We offered and sold units solely to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On ~~June~~ June 22, 2005, we sold 509,~~254~~ 254 units at $0.~~65~~ 65 per unit. Each unit consisted of one share of common stock and one-half of one share purchase warrant, each whole warrant exercisable to acquire one share of common stock at $0.~~90~~ 90 per share until the earlier of two years from the date of issuance or twelve months after our shares of common stock are listed for trading on a recognized exchange. We offered and sold units outside the United States to non-U.S~~.~~ . persons in off-shore transactions pursuant to the exemption from registration available under ~~Regulation~~ Regulation S of the Securities Act. We offered and sold units solely to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 506 of ~~Regulation~~ Regulation D and ~~Section~~ Section 4(2) of the Securities Act.

On ~~August~~ August 3, 2005, we granted options exercisable to acquire 300,~~000~~ 000 shares of common stock at $0.~~75~~ 75 per share to two new independent directors in compensatory transactions not involving a public offering pursuant to exemptions available under ~~Rule~~ Rule 701 of the Securities Act.

On March 24, 2006, we completed a private placement of units. We issued 5,475,000 units at a price of Cdn$1.25, for gross proceeds of $5,854,144. Each unit consisted of one share of common stock and one half of one Series B share purchase warrant. The net proceeds of this placement are also expected to be applied to fund the exploration and development of the Borealis property. The private placement was not underwritten. We paid cash fees of $327,250 and issued 280,500 warrants to agents and the total cost of the private placement, including agent fees was $720,875. We offered and sold shares outside the United States to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration available under Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act.

In June 2006, we closed a private placement with our new Chief Financial Officer and our Corporate Controller. Mr. Longinotti was appointed as new Chief Financial Officer to the Company, effective May 15, 2006, and the Company has agreed to enter into a formal employment agreement with him in due course. Mr. Longinotti received through a private placement as compensation: 100,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued May 26, 2006, and the Series D warrants were issued June 10, 2006. Mr. Longinotti’s employment commenced April 18, 2006. Mr. Rajwant Kang is the Corporate Controller to the Company. In June of this year, as part of a private placement, Mr. Kang was issued 29,000 Units of the Company at a price of Cdn$1.35; with each Unit consisting of one (1) share of the Company’s common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued June 2, 2006, and the Series D warrants were issued June 10, 2006.

On February 9, 2007 we completed a private placement of 5.0 million units at a price of Cdn$0.90 per unit for gross proceeds of Cdn$4.5 million. Each unit consisted of one common share and one full purchase warrant. The two year warrants are exercisable at a price of Cdn$1.10 if exercised within twelve months of the closing and at a price of Cdn$1.35 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers a 7% cash commission in the amount of Cdn$77,175 and issued compensation options to acquire 85,050 common shares (at a price of Cdn$0.90 per share for a period of 12 months from closing) in respect of the 1.225 million units placed by them. The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development program on the Borealis Property.

On March 15, 2007, we entered into a Advisory Services Agreement with Roman Friedrich & Company Ltd. (RFC) Under the terms of the Advisory Services Agreement, commencing March 15, 2007, in exchange for RFC’s financial advisory services, we agreed to compensate RFC by paying a retainer fee of Cdn$7,500 per month and issuing 7,500 common shares per month, payable on each monthly anniversary. As of ~~July 15~~November 14, 2007, we have issued ~~30~~55,000 shares to RFC.

~~ITEM 27- EXHIBITS~~

~~Other than contracts made in the ordinary course of business, the following are the material contracts that~~On July 4, 2007, we ~~have~~ entered into ~~within the two years preceding the date of this Registration Statement:~~

 ~~(~~a~~)~~ membership interest purchase agreement with Gerald W. Baughman and Fabiola Baughman, as sellers, and Nevada Eagle Resources LLC ("Nevada Eagle"), under which we agreed to purchase all of the outstanding limited liability company interests of Nevada Eagle. Upon completion of the acquisition on August 21, 2007, Nevada Eagle became a wholly-owned subsidiary of Gryphon Nevada Eagle Holding Company, a Nevada corporation, which is a wholly-owned subsidiary of Gryphon. Nevada Eagle has interests in 54 prospective gold properties covering over 70 square miles of gold trends in Nevada. Twenty-four of these properties are in the Walker Lane belt and added to Gryphon’s inventory of volcanogenic hosted gold resources. Seven of the properties are in the Cortez Trend, seven in the Austin-Lovelock Trend, two in the Carlin Trend and the balance are unique situations throughout Nevada with a few in contiguous states. Twenty-six of the properties are ‘farmed-out’ through lease and option agreements that generate a positive cash flow net of carryings costs. The remaining wholly-owned properties are retained for Gryphon’s own exploration effort or additional future farm outs.

On August 7, 2007, we closed a private placement of 5.0 million units at a price of Cdn.$0.80 per unit for gross proceeds of Cdn.$4.0 million. Each unit will consist of one common share and one full purchase warrant. The two year warrants will be exercisable at a price of Cdn$1.00 if exercised within twelve months of the closing (the "First Anniversary") and at a price Cdn$1.25 if exercised after the First Anniversary but prior to expiry. We paid qualified registered dealers cash commissions in the amount of Cdn$152,040 and issued warrants to acquire 265,050 common shares (at a price of Cdn$0.83 for a period of up to 9 months from closing). The shares, warrants and underlying shares were not qualified by prospectus and have not been registered under U.S. securities laws and are subject to resale restrictions. The Company has granted registration rights to the investors in this private placement and will use commercially reasonable efforts to prepare and file with the SEC, within 120 days of closing, a registration statement under the Securities Act and to cause such statement to be declared effective. The proceeds of this offering will be applied to fund the continuation of our exploration and development programs.

ITEM 27- EXHIBITS

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

(a) EXHIBITS

~~Description~~

~~Articles of Incorporation of Gryphon Gold Corporation, filed April 24, 2003 Certificate of Amendment to Articles of Incorporation of Gryphon Gold Corporation, filed August 9, 2005 Bylaws of Gryphon Gold Corporation Articles of Incorporation of Borealis Mining Company, filed June 5, 2003 Bylaws of Borealis Mining Company Specimen Common Stock certificate~~

~~Form of Warrant Indenture Form of Underwriters’ Compensation Options Opinion Letter of Woodburn and Wedge LLP~~

~~Investor Rights Agreement by and among Gryphon Gold Corporation and the Stockholders Party Hereto, dated as of May 1, 2003, as amended Assignment of Borealis Mining Lease, dated January 10, 2005, between Golden Phoenix Mineral Company and Borealis Mining Company Agreement and Consent to Assignment of Borealis Mining Lease, entered into as of January 26, 2005, between Richard J. Cavell, Hardrock Mining Company, John W. Whitney, Golden Phoenix Minerals, Inc., Borealis Mining Company and Gryphon Gold Corporation Escrow Agreement, dated January 10, 2005, between Borealis Mining Company, Gryphon Gold Company and Lawyers Title Agency of Arizona (Regarding Purchase Agreement dated January 10, 2005) Purchase Agreement dated January 10, 2005, as amended, Seller: Golden Phoenix Minerals, Inc., Buyer: Borealis Mining Company and Guarantor: Gryphon Gold Corporation Agreement between Golden Phoenix Minerals, Inc. and Borealis Mining Company (Borealis Property, Mineral County, Nevada), dated July 21, 2003 Agency Agreement/ Investment Advisory Retainer, between Gryphon Gold Corporation and Desjardins Securities Inc., signed March 9, 2005 Service Agreement between Gryphon Gold Corporation and The Kottmeier~~

~~Resolution Group Ltd., dated May 17, 2005~~
~~10.9(1)~~	~~Office Building Lease dated June 22, 2005, related to Lakewood, Colorado office~~
~~10.10(1)~~	~~Executive Compensation Agreement, dated October 1, 2003, between Gryphon Gold~~
~~Corporation and Allen Gordon dba Evergreen Mineral Ventures LLC~~
~~10.11(1)~~	~~Assignment Assumption Agreement between Gryphon Gold Corporation and Allen~~
~~Gordon~~
~~10.12(1)~~	~~Executive Compensation Agreement, dated October 1, 2003, between Gryphon Gold~~
~~Corporation and Albert Matter~~
~~10.13(1)~~	~~Executive Compensation Agreement, dated February 1, 2004, between Gryphon~~
~~Gold Corporation and Tony Ker~~
~~10.14(1)~~	~~Executive Compensation Agreement, dated November 1, 2004, between Gryphon~~
~~Gold Corporation and Thomas Sitar~~
~~10.15(1)~~	~~Executive Compensation Agreement, dated June 1, 2005 between Gryphon Gold~~
~~Corporation and Donald Ranta~~
~~10.16(1)~~	~~Gryphon Gold Corporation 2004 Stock Incentive Plan~~
~~10.17(4)~~	~~Form of Escrow Agreement~~
~~10.18(2)~~	~~Form of Lock Up Agreement — Shareholders~~
~~10.19(2)~~	~~Form of Lock Up Agreement for Executive Officers and Directors~~
~~10.20(2)~~	~~Warrant Agreement dated August 10, 2005, between Gryphon Gold Corporation and~~
~~Computershare Trust Company, Inc. (Golden, Colorado)~~
~~10.21(7)~~	~~Membership Interest Purchase Agreement for Nevada Eagle Resources LLC~~
~~Properties~~
~~14.1(2)~~	~~Code of Business Conduct and Ethics~~
~~16.1(2)~~	~~Letter on Change of Certifying Accountant~~
~~21.1(5)~~	~~Table of Subsidiaries~~

~~23.1~~	~~Consent of Ernst & Young LLP~~
~~23.2(6)~~	~~Consent of United States Counsel (Woodburn and Wedge LLP) (contained in Exhibit~~
~~5.1)~~
~~23.3~~	~~Consent of Mr. Alan C. Noble, P.E. of Ore Reserves Engineering in Lakewood, CO~~
~~23.1(6)~~	~~Power of Attorney~~

~~(1)~~	~~Previously filed on Form SB-2 on August 17, 2005.~~

~~(2)~~	~~Previously filed on Form SB-2 on October 6, 2005.~~

~~(3)~~	~~Previously filed on Form SB-2 on October 27, 2005.~~

~~(4)~~	~~Previously filed on Form SB-2 on November 9, 2005.~~

~~(5)~~	~~Previously filed on Form 10-KSB on June 20, 2006.~~

~~(6)~~	~~Previously filed on Form SB-2 on July 21, 2006.~~

~~(7) Previously filed on Form 8-K on July 6, 2007.~~

3.1(1)	Articles of Incorporation of Gryphon Gold Corporation, filed April 24, 2003
3.2(1)	Certificate of Amendment to Articles of Incorporation of Gryphon Gold Corporation,
filed August 9, 2005
3.3(1)	Bylaws of Gryphon Gold Corporation
3.4(1)	Articles of Incorporation of Borealis Mining Company, filed June 5, 2003
3.5(1)	Bylaws of Borealis Mining Company
4.1(4)	Specimen Common Stock certificate
4.2(3)	Form of Warrant Indenture
4.3(4)	Form of Underwriters’ Compensation Options
5.1	Opinion Letter of Woodburn and Wedge LLP
10.1(1)	Investor Rights Agreement by and among Gryphon Gold Corporation and the
Stockholders Party Hereto, dated as of May 1, 2003, as amended
10.2(1)	Assignment of Borealis Mining Lease, dated January 10, 2005, between Golden
Phoenix Mineral Company and Borealis Mining Company
10.3(1)	Agreement and Consent to Assignment of Borealis Mining Lease, entered into as of
January 26, 2005, between Richard J. Cavell, Hardrock Mining Company, John W.
Whitney, Golden Phoenix Minerals, Inc., Borealis Mining Company and Gryphon Gold
Corporation
10.4(1)	Escrow Agreement, dated January 10, 2005, between Borealis Mining Company,
Gryphon Gold Company and Lawyers Title Agency of Arizona (Regarding Purchase
Agreement dated January 10, 2005)
10.5(1)	Purchase Agreement dated January 10, 2005, as amended, Seller: Golden Phoenix
Minerals, Inc., Buyer: Borealis Mining Company and Guarantor: Gryphon Gold
Corporation
10.6(1)	Agreement between Golden Phoenix Minerals, Inc. and Borealis Mining Company
(Borealis Property, Mineral County, Nevada), dated July 21, 2003
10.7(1)	Agency Agreement/ Investment Advisory Retainer, between Gryphon Gold
Corporation and Desjardins Securities Inc., signed March 9, 2005

10.8(1)	Service Agreement between Gryphon Gold Corporation and The Kottmeier Resolution
Group Ltd., dated May 17, 2005
10.9(1)	Office Building Lease dated June 22, 2005, related to Lakewood, Colorado office
10.10(1)	Executive Compensation Agreement, dated October 1, 2003, between Gryphon Gold
Corporation and Allen Gordon dba Evergreen Mineral Ventures LLC
10.11(1)	Assignment Assumption Agreement between Gryphon Gold Corporation and Allen
Gordon

10.12(1)	Executive Compensation Agreement, dated October 1, 2003, between Gryphon Gold
Corporation and Albert Matter
10.13(1)	Executive Compensation Agreement, dated February 1, 2004, between Gryphon Gold
Corporation and Tony Ker
10.14(1)	Executive Compensation Agreement, dated November 1, 2004, between Gryphon Gold
Corporation and Thomas Sitar
10.15(1)	Executive Compensation Agreement, dated June 1, 2005 between Gryphon Gold Corporation and Donald Ranta
10.16(1)	Gryphon Gold Corporation 2004 Stock Incentive Plan
10.17(4)	Form of Escrow Agreement
10.18(2)	Form of Lock Up Agreement — Shareholders
10.19(2)	Form of Lock Up Agreement for Executive Officers and Directors
10.20(2)	Warrant Agreement dated August 10, 2005, between Gryphon Gold Corporation and
Computershare Trust Company, Inc. (Golden, Colorado)
10.21(7)	Membership Interest Purchase Agreement for Nevada Eagle Resources LLC Properties
10.22	Transition Agreement
14.1(2)	Code of Business Conduct and Ethics

16.1(2)	Letter on Change of Certifying Accountant
21.1(5)	Table of Subsidiaries

23.1	Consent of Ernst & Young LLP

23.2	Consent of United States Counsel (Woodburn and Wedge LLP) (contained in Exhibit 5.1)

23.3	Consent of Mr. Alan C. Noble, P.E. of Ore Reserves Engineering in Lakewood, CO

24.1(6) Power of Attorney

(1)	Previously filed on Form SB-2 on August 17, 2005.

(2)	Previously filed on Form SB-2 on October 6, 2005.

(3)	Previously filed on Form SB-2 on October 27, 2005.

(4)	Previously filed on Form SB-2 on November 9, 2005.

(5)	Previously filed on Form 10-KSB on June 20, 2006.

(6)	Previously filed on Form SB-2 on July 21, 2006.

(7)	Previously filed on Form 8-K on July 6, 2007.

ITEM 28- UNDERTAKINGS

(a)

The undersigned Registrant hereby undertakes:

(1)

     To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)

Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ~~“~~"Calculation of Registration Fee~~”~~" table in the effective registration statement.

(iii)

Include any additional or changed material information on the plan of distribution;

(2)

     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

     For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)

Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)

Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b)

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized registration statement to be signed on its behalf by the undersigned, in the city of Vancouver, British Columbia, Canada, on ~~July 27~~November 14, 2007.

GRYPHON GOLD CORPORATION

~~/s/ Anthony (Tony)~~		~~July 27, 2007~~
~~D.J. Ker~~
Chief Executive Officer and
/s/ Anthony (Tony) D.J. Ker	Director
~~(Principal Executive Officer)~~
	(Principal Executive Officer)	November 14, 2007

~~/s/ Michael K.~~	~~Chief Financial Officer~~	~~July 27, 2007~~
~~Longinotti~~	~~(Principal Financial and Accounting~~
~~Officer)~~

~~In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities on the dates stated:~~

~~/s/ Anthony (Tony)~~	~~Chief Executive Officer and Director~~	~~July 27, 2007~~
~~D.J. Ker~~	~~(Principal Executive Officer)~~

Chief Financial Officer
~~(Principal Financial and~~
/s/ Michael K. Longinotti		~~July 27, 2007~~
~~Accounting Officer), Attorney in~~
~~Fact~~

	(Principal Financial and	November 14, 2007
Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities on the dates stated:

~~Director, Chairman of the~~
/s/ ~~Albert~~ Anthony (Tony) D.J.	~~Board~~Chief Executive Officer and	~~July 27~~November 14, 2007
~~Matter*~~Ker	Director
(Principal Executive Officer)

/s/ Michael K. Longinotti	Chief Financial Officer	November 14, 2007
(Principal Financial and
Accounting Officer),
Attorney in Fact
/s/ Albert J. Matter*	Director, Chairman of the Board	November 14, 2007
/s/ Donald E. Ranta*	Director	~~July 27~~November 14, 2007
/s/ Richard W. Hughes*	Director	~~July 27~~November 14, 2007
/s/ Rohan Herzelton*	Director	~~July 27~~November 14, 2007
~~/s/ Donald W. Gentry*~~	~~Director~~	~~July 27, 2007~~
/s/ Donald W. Gentry*	Director	November 14, 2007

* - Executed by Michael K. Longinotti as Attorney in Fact for the indicated directors, pursuant to a Power of Attorney on Form SB-2 as filed with the Securities and Exchange Commission on ~~June~~July 21, 2007.